Filed Pursuant to Rule 424(b)(3)
                                            Registration No. 333-50649

PROSPECTUS

                             TEKNI-PLEX, INC.
                           OFFER TO EXCHANGE ITS
           SERIES B 9(1)/(4)% SENIOR SUBORDINATED NOTES DUE 2008
                    FOR ANY AND ALL OF ITS OUTSTANDING
               9(1)/(4)% SENIOR SUBORDINATED NOTES DUE 2008
                            -------------------
    THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                         JUNE 1, 1998, UNLESS EXTENDED


Tekni-Plex, Inc., a Delaware corporation ("Tekni-Plex" or the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its Series B 9(1)/(4)% Senior Subordinated Notes due 2008 (the "Exchange Notes") which will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for each $1,000 principal amount of its outstanding 9(1)/(4)% Senior Subordinated Notes due 2008 (the "Old Notes") which were offered (the "Offering") by Tekni-Plex, of which $200,000,000 aggregate principal amount is outstanding. The form and terms of the Exchange Notes are substantially identical to the form and terms of the Old Notes except that the Exchange Notes will bear a Series B designation and will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain provisions relating to an increase in the interest rate which were included in the terms of the Old Notes in certain circumstances relating to the timing of the Exchange Offer. The Exchange Notes will evidence the same debt as the Old Notes (which they replace) and will be issued under and be entitled to the benefits of the Indenture dated as of March 1, 1998 (the "Indenture") among Tekni-Plex, the Guarantors, and Marine Midland Bank, as trustee (the "Trustee"), governing the Old Notes. The Exchange Notes will be fully and unconditionally guaranteed (the "Exchange Guarantee") by the Guarantors in and on substantially identical form and terms as the guarantee by the Guarantors of the Old Notes (the "Old Guarantee"). See "The Exchange Offer" and "Description of Exchange Notes."

As of March 27, 1998, the Company's total debt was $400.9 million (including the Old Notes) and, in addition, the Company could have borrowed up to $90 million of secured senior indebtedness under the New Credit Facility (as defined) without requiring the consent of the holder of Exchange Notes. Other than the foregoing, the Company does not intend or plan to incur any significant indebtedness in the near future.

Tekni-Plex will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 1, 1998, unless extended by Tekni-Plex in its sole discretion (the "Expiration Date"). Notwithstanding the foregoing, Tekni-Plex will not extend the Expiration Date beyond June 19, 1998 (which, if extended to such date, would represent a maximum Exchange Offer period of 50 days). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m. on the Expiration Date. The Old Notes may be tendered only in integral multiples of $1,000 principal amount. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer."

The Old Notes were sold on March 3, 1998 (the "Issue Date") to the Initial Purchaser (as defined) in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act. The Initial Purchaser subsequently placed the Old Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy certain obligations of Tekni-Plex under the Registration Rights Agreement (as defined) entered into in connection with the offering of the Old Notes. See "The Exchange Offer."

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration statement or qualification under the securities laws of any such state.

Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, Tekni-Plex believes the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of Tekni-Plex within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. See "The Exchange Offer--Purpose and Effect of the Exchange Offer" and "The Exchange Offer--Resale of the Exchange Notes." Each broker-dealer (a "Participating Broker-Dealer") that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities. Tekni-Plex has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. See "Plan of Distribution."

Holders of Old Notes not tendered and accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and benefits and will be subject to the limitations applicable thereto under the Indenture and with respect to transfer under the Securities Act. Tekni-Plex will pay all the expenses incurred by it incident to the Exchange Offer. See "The Exchange Offer."

SEE "RISK FACTORS" BEGINNING ON PAGE 22 FOR A DESCRIPTION OF CERTAIN FACTORS
   THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND IN
     EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES OFFERED HEREBY.

                            -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is May 1, 1998.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN EXCHANGE OFFER TO, AND THE COMPANY WILL NOT ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY EXCHANGE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            -------------------



                             TABLE OF CONTENTS

                                                                          Page
Prospectus Summary...........................................................5
Risk Factors................................................................22
Capitalization..............................................................29
Pro Forma Unaudited Condensed Financial Information.........................30
Tekni-Plex Selected Historical Financial Information........................35
Tekni-Plex Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............................37
Business....................................................................43
Management..................................................................61
Security Ownership..........................................................63
Certain Transactions........................................................64
Description of Certain Indebtedness.........................................65
The Exchange Offer..........................................................67
Description of Exchange Notes...............................................76
Certain United States Federal Income Tax Considerations....................101
Plan of Distribution.......................................................103
Legal Matters..............................................................103
Experts....................................................................103
Available Information......................................................104
Index to Financial Statements..............................................F-1

                            -------------------

There has not previously been any public market for the Old Notes or the Exchange Notes. Tekni-Plex does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Exchange Notes will develop. See "Risk Factors--Lack of Public Market for the Notes." Moreover, to the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected.

Initially, the Exchange Notes will be available only in book-entry form. Tekni-Plex expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of a Global Note (as defined), which will be deposited with, or on behalf of, The Depository Trust Company (the
"Depositary" or "DTC") and registered in its name or in the name of Cede &
Co., its nominee. Beneficial interests in the Global Note representing the Exchange Notes will be shown on, and transfers thereof to qualified institutional buyers will be effected through, records maintained by DTC and its participants. After the initial issuance of the Global Note, Exchange Notes in certified form will be issued in exchange for the Global Note only on the terms set forth in the Indenture. See "Description of Exchange Notes--Book Entry; Delivery and Form."



              DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS OFFERING MEMORANDUM, INCLUDING, WITHOUT LIMITATION, CERTAIN STATEMENTS UNDER THE "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "INDUSTRY," AND "BUSINESS" AND LOCATED ELSEWHERE HEREIN REGARDING THE COMPANY'S FINANCIAL POSITION AND BUSINESS STRATEGY, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATION ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.



                            PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Offering Memorandum. Unless the context otherwise requires, references in this Offering Memorandum to "Tekni-Plex" refer to Tekni-Plex, Inc., and references to the "Company" refer to Tekni-Plex, Inc. and its consolidated subsidiaries. Unless the context otherwise requires, references in this Offering Memorandum to "PureTec" refer to PureTec Corporation and its consolidated subsidiaries. All references in this Offering Memorandum to the "fiscal year" of the Company refer to the Company's fiscal year which ends on the Friday closest to June 30 of that calendar year. For example, fiscal year 1997 refers to the year ended June 27, 1997. All references in this Offering Memorandum to the fiscal year of PureTec refer to PureTec's fiscal year ended July 31. The Company's unaudited pro forma financial information for the fiscal year ended June 27, 1997 and the six months ended December 26, 1997 presented herein reflects PureTec's historical results for fiscal year ended July 31, 1997 and the six months ended January 31, 1998. Substantially all of the information with respect to PureTec included herein (except for certain market share data and financial information for the six months ended January 31, 1998 which have been supplied by PureTec's management) has been taken from PureTec's Annual Report on Form 10-K for the fiscal year ended July 31, 1997, as amended. Unless otherwise noted, all references in this Offering Memorandum to market share refer to market share within the United States.

                                The Company

Overview

The Company designs, manufactures and markets packaging materials primarily for the pharmaceutical and food industries. The Flexible Packaging Group sells primarily flexible packaging materials to customers including pharmaceutical companies. The Company is the market leader for clear, high-barrier laminations for pharmaceutical blister packaging. The Company believes, based upon its knowledge and experience in the industry, that it has a greater than 90% share of the market for such products. These packaging materials are used for fast- acting pharmaceuticals that are generally highly reactive to moisture. The Foam Products Group sells primarily foamed polystyrene packaging products such as egg cartons and processor trays to the poultry and meat industries. The Company believes, based upon its knowledge and experience in the industry, that it produces in excess of 80% of all foam egg cartons and has approximately 40% of the egg carton market. The Company has also built a strong presence in the processor tray market, where it believes, based upon its knowledge and experience in the industry, that it has an estimated share of greater than 25%.

On March 3, 1998, the Company completed the merger of P.T. Holding, Inc. ("Merger Sub"), a wholly-owned subsidiary of Tekni-Plex, with and into PureTec pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of November 11, 1997 among Tekni-Plex, PureTec, Merger Sub, and Plastic Specialties and Technologies, Inc. Tekni-Plex purchased all of the outstanding shares of PureTec for $109.5 million in the aggregate. The total consideration paid by the Company for the PureTec Acquisition was approximately $296.5 million, which includes the repayment of debt and the elimination of minority interests at certain subsidiaries of PureTec, and excludes fees and expenses.

PureTec is the leading domestic producer of garden hose, medical-grade vinyl compounds and precision tubing and gaskets and the second leading domestic producer of disposable medical tubing. PureTec also produces plastic materials that are used in various specialty applications and is the leading non-captive supplier of recycled polyethylene terephthalate ("PET") suitable for reuse in new bottles, as well as plastic sheet and other specialized applications.

Following completion of the PureTec Acquisition, the Company's pro forma revenues and pro forma EBITDA (as defined below) for the fiscal year ended June 27, 1997 would have been $460.1 million and $69.8 million, respectively, for the six months ended December 26, 1997 would have been $214.3 million and $32.9 million, respectively. See "Pro Forma Unaudited Condensed Financial Information."

The management of the Company focuses on organizational development, imparting a results-oriented culture to all areas of its businesses. Management seeks and implements product and process improvements to produce higher quality products, improve efficiencies, reduce labor and material costs, and create differentiated products and product line extensions. The Company also expands its product offerings by acquiring synergistic companies and significantly reduces costs through product line rationalization and realizing economies of scale. Management believes that this focus will continue with respect to the Company's on-going business and will be the basis for successfully integrating the PureTec Acquisition.

The Company believes that the PureTec Acquisition will have many significant strategic benefits, including:

o Strong market shares in core businesses. PureTec has leading market positions in most of its core product lines, a characteristic shared by the Company. Management believes that Tekni-Plex's strong market presence in its core businesses has been a key element in achieving consistent earnings growth since acquiring the Company in 1994, and that the combined entity's strong market presence in its core businesses will provide the merged group with even greater consistency of earnings and cash flow.

o Diverse product mix and expanded geographic presence. The combined group will offer a more diverse range of products over a wider geographic area and provide a broader base for manufacturing and distribution. The Company currently has sales offices in London and Manila, as well as sales representatives in Europe, China (including Hong Kong) and Mexico. The Company also has distribution networks and manufacturing liaisons in Europe and Southeast Asia (including Australia). PureTec currently has manufacturing and sales offices in Europe and Canada. The Company believes that the combination of its operations with PureTec will provide a foundation for further international expansion.

o Technically sophisticated products; technology sharing. Both the Company and PureTec generally compete in the most technically sophisticated end of each of their markets, such as primary pharmaceutical packaging, medical tubing and medical plastics which are subject to strict Federal Food and Drug Administration ("FDA") regulatory requirements. The manufacturing operations of each entity employ similar core technical competencies, as both involve plastic extrusion and compounding. The Company believes that the PureTec Acquisition provides an opportunity to enhance both companies' operations by combining and sharing the two companies' common and complementary technologies.

o Cost savings and synergies. The Company expects to realize significant cost savings and synergy benefits from (i) improved manufacturing and production efficiencies, (ii) economies of scale and raw material purchasing efficiencies and (iii) the elimination of certain duplicate overhead and operating expenses.

o Significantly increased size. The PureTec Acquisition provides the Company with "critical mass" creating a stronger business than either of the companies operating on a stand-alone basis. The Company believes that its significantly increased size will enhance its ability to access the capital markets.

Overview of Tekni-Plex

In March 1994, the Company was acquired by its current controlling shareholder and Dr. F. Patrick Smith who was elected Chief Executive Officer. Kenneth W.R. Baker, the Company's Chief Operating Officer, was appointed in April 1994. At the time of the acquisition, the Company had two operating facilities located in Somerville, New Jersey ("Somerville"), and Brooklyn, New York ("Brooklyn"), and its principal product lines were clear, high-barrier laminations and closure liners sold primarily to the pharmaceutical industry, and foam processor trays used predominantly for poultry packaging. In December 1995, the Company acquired the Flemington, New Jersey, operation ("Flemington") of Hargro Flexible Packaging Corporation ("Hargro"), thereby expanding the Company's flexible packaging product line. In February 1996, the Company acquired Dolco Packaging Corp ("Dolco"), the nation's leading supplier of foam egg cartons (the "Dolco Acquisition"). In July 1997, the Company acquired PurePlast Inc., a Canadian producer of calendered polyvinyl chloride (PVC) sheet for pharmaceutical, food and electronic packaging applications. On March 3, 1998 the Company acquired PureTec, a manufacturer of specialty plastic products and materials. See "-- Overview of PureTec" and "Description of the Transactions."

Since its acquisition by the current owners, the Company has achieved significant improvements in profitability. For the trailing twelve months ended December 26, 1997 (without giving effect to the PureTec Acquisition), the Company had revenues of $148.8 million, income before extraordinary item of $9.1 million and EBITDA of $32.3 million for an EBITDA margin of 21.7%, compared with revenues of $44.9 million, net income of $2.8 million and EBITDA of $3.8 million for an EBITDA margin of 8.5% for the year ended December 31, 1993. "EBITDA" is defined as net income before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt and may be defined differently for different companies. "EBITDA margin" is calculated as the ratio of EBITDA to net sales for the period.

Overview of PureTec

PureTec is a vertically integrated manufacturer of specialty plastic products and has leading market positions in most of its core product lines. With more than 40% of the market in the United States, PureTec, through its Colorite Plastics division, is the leading producer of garden hose. Through its Action Technology division, PureTec is the leading producer of precision tubing and gaskets for packaging applications, with over 90% of the domestic, non-captive markets for such products. PureTec's specialty tubing and gasket product line consists of (i) extruded plastic tubing, sold primarily to manufacturers of aerosol valves, dispenser pumps, and writing instruments; (ii) rubber and thermoplastic gaskets for the aerosol and dispenser pump markets; and (iii) consumer products, chiefly consisting of swimming pool and other corrugated hose. Action's products are manufactured in the United States and Europe and are sold throughout the world.

PureTec's Plastron division is the second largest non-captive manufacturer of medical tubing with approximately 60% of the market for cardiovascular tubing and 50% of the intravenous tubing market. The Colorite Polymers division is the largest producer of medical-grade vinyl compounds for FDA-regulated applications, with approximately 50% of the domestic, non-captive market. These compounds are sold to leading manufacturers of medical devices and equipment. They are also sold to producers of tubing and closures for the food and beverage industry and used in a variety of food-contact applications.

PureTec's specialty vinyl polymers business consists of two divisions of the Colorite Polymers group: Burlington Resins, Inc., doing business as Colorite Specialty Vinyl Resins ("SVR"); and Cybertech Polymers. SVR employs specialized technology to produce dispersion, blending, and copolymer suspension resins for a variety of industries, including floor covering, automotive sealants and adhesives, coil coatings, plastisol compounding and PVC packaging. Cybertech Polymers produces a variety of specialized and general purpose vinyl compounds.

PureTec is also a leading plastics recycler. PureTec believes that its Pure Tech Plastics division is the leading non-captive supplier of high-quality recycled PET suitable for reuse in new bottles, as well as plastic sheet and other specialized applications. The division has developed proprietary processes for cleaning, sorting, and recycling post-consumer plastic bottles into clean PET flakes or pellets. Raw materials used by the Pure Tech Plastics division consist mostly of post-consumer soft drink bottles, purchased from various suppliers who obtain bottles in states with "deposit laws," or who conduct curb-side pickup operations.

For the six months ended January 31, 1998, PureTec had net sales of $138.7 million, a net loss from continuing operations of $3.4 million and EBITDA (defined as net income before minority interest, equity in loss of affiliates, income taxes, interest, depreciation and amortization and write offs of goodwill, intangibles and obsolete equipment) of $15.6 million for an EBITDA margin of 11.2%, compared with net sales of $123.4 million, a net loss from continuing operations of $4.8 million and EBITDA of $14.5 million for an EBITDA margin of 11.8% for the six months ended January 31, 1997. For the fiscal year ended July 31, 1997, PureTec had net sales of $315.3 million, net income from continuing operations of $1.3 million and EBITDA of $39.6 million for an EBITDA margin of 12.6%, compared with net sales of $326.3 million, a net loss from continuing operations of $4.4 million and EBITDA of $37.2 million for an EBITDA margin of 11.4% for the year ended July 31, 1996.

Competitive Strengths

The Company believes that its competitive strengths include:

o Producer of high quality, technically sophisticated products. The Company believes, based upon its knowledge and experience in the industry, that it has a long-standing reputation as a manufacturer of high-quality, high performance primary packaging products (where the packaging material comes into direct contact with the end- product). The Company's emphasis on quality is evidenced by its product lines which address the high-end of their respective markets. The Company competes in technically sophisticated areas such as the high-barrier pharmaceutical blister packaging market. Over the years, PureTec's operating companies have developed a reputation for high-quality products in their niche markets. PureTec's product lines include technically sophisticated products such as medical and specialty tubing manufactured to precise customer specifications as well as highly specialized medical-grade vinyl compounds.

o Cost efficient producer. The Company continually focuses on improving underlying operations and reducing costs. Since the 1994 acquisition, current management has improved the Company's cost structure from an EBITDA margin of 8.5% and income before income taxes as a percent of sales of 6.8% on sales of $44.9 million for the twelve months ended December 31, 1993 to an EBITDA margin of 21.7% and income before income taxes and extraordinary item as a percent of sales of 9.7% on sales of $148.8 million for the trailing twelve months ended December 26, 1997. The Company believes that the PureTec Acquisition provides significant opportunities to realize cost savings and synergies in the combined businesses through the sharing of complementary technologies and manufacturing techniques, as well as economies of scale including the purchase of raw materials. In addition, the Company believes that cost savings can be achieved through the elimination of certain duplicate overhead and operating expenses.

o Experienced management team. The Company's management team has been successful in selecting and integrating strategic acquisitions as well as improving underlying business fundamentals. After significantly improving the business of Tekni-Plex following the 1994 acquisition of the Company by the current owners, management successfully integrated both the Flemington and Dolco operations during 1996, the latter being a public company then nearly twice the Company's size. During the same period, the Brooklyn and Flemington operations were merged, substantially improving production efficiencies and reducing waste. In July 1997, the Company acquired PurePlast Inc. of Ontario, Canada whose operations have already been successfully integrated with those of the Company. Members of the management team have integrated acquisitions, effected turnarounds, provided strategic direction and leadership, increased sales and market share, improved manufacturing efficiencies and productivity, and developed new technologies to enhance the competitive strengths of the companies they have managed. The Company believes that its track record of integrating acquisitions will serve as the basis for the successful integration of PureTec. In addition, PureTec has managers in each of its business units with extensive experience and expertise as well as thorough technical and operating skills.

o Strong market share in core businesses. The Company has a strong market presence in its core product lines. The Company believes that it produces in excess of 80% of all foam egg cartons and has approximately 40% of the overall egg carton market which is split approximately equally between foam and pulp-based products. The Company believes that it has greater than a 90% share of the market for clear, high-barrier laminations for pharmaceutical blister packaging. The Company has also built a strong presence in the processor tray market where it believes that it has greater than a 25% share. PureTec has leading market positions in most of its core product lines. PureTec believes that it is the leading producer of garden hose in the United States with over 40% of the market and that it is the second largest non-captive manufacturer of medical tubing with approximately 60% of the market for cardiovascular tubing and 50% of the intravenous tubing market. PureTec is also the leading producer of precision tubing and gaskets for packaging applications, with over 90% of the domestic, non-captive markets for such products. PureTec's management believes that it is the world's largest producer of high-quality vinyl compounds for the medical industry with approximately 50% of the domestic, non-captive market. In addition, PureTec is the leading non-captive supplier of recycled PET suitable for reuse in new bottles, as well as plastic sheet and other specialized applications.

o Strong customer relationships. Both the Company and PureTec have long-standing relationships with many of their customers. The Company estimates the average tenure among the Company's ten largest customers at more than 14 years. The Company attributes its long relationships with its customers to the ability to consistently manufacture high quality products and to consistently provide a superior level of customer service. The Company routinely wins recognition for its superior products and customer service including a recent Outstanding Supplier Award from Pharmacia & Upjohn, and an Outstanding Quality Award from Abbott Laboratories. PureTec estimates the average tenure among PureTec's ten largest customers at more than 14 years. PureTec has a significant base of large, stable customers who purchase PureTec's products on a repeat basis. PureTec attributes its long relationships with customers to its ability to produce consistent, high-quality products with on-time delivery.

Business Strategy

The Company seeks to maximize its growth and profitability and take advantage of its competitive strengths by pursuing the following business strategy:

o Ongoing cost reduction through technical process improvement. The Company has an ongoing program to improve manufacturing and other processes in order to drive down costs. Examples of cost improvement programs include:
   (i) material and energy conservation through enhanced process controls;
   (ii) reduction in machine set-up time through the use of proprietary technology; (iii) continual product line rationalization; and (iv) development of backward integration opportunities. The Company believes that the PureTec Acquisition will give rise to significant cost savings from improved manufacturing efficiencies, economies of scale and reduced operating and overhead expenses.

o  Internal growth through product line extension and improvement.  The
   Company continually seeks to improve and extend its product lines and leverage its existing technological capabilities in order to increase market share and improve profitability. The Company believes that it has a significant opportunity to increase sales of its foamed polystyrene packaging products by focusing on incremental improvements to these products. The Company's strategy is to emphasize its expertise in providing primary packaging materials with specific high performance characteristics through the use of various plastic materials (and combinations thereof) and proprietary manufacturing process techniques. PureTec has also developed a successful track record of new and improved products. PureTec's garden hose business has introduced patented Colorite(R) Evenflow(R) design and drinking water safe product lines. PureTec's medical tubing business has introduced microbore tubing, silicone substitute formulations, and trilayer tubing substitutes. In PureTec's medical-grade vinyl compounds business, PureTec's chemists work closely with customers to develop compounds that address their specific requirements. Through this custom work, PureTec has introduced a number of breakthroughs to the medical device industry by developing formulations with unique physical characteristics. For example, PureTec has recently developed a new family of flexible vinyl compounds designed to replace silicone rubber in a variety of medical and commercial applications. The Company believes that the PureTec Acquisition may accelerate new product introduction through the sharing of technological and manufacturing expertise and the joint development of new products.

o Growth through international expansion. The Company believes that there is significant opportunity to expand international sales. The Company currently has sales offices in London and Manila as well as sales representatives in Europe, China (including Hong Kong) and Mexico. The Company also has distribution networks and manufacturing liaisons in Europe and Southeast Asia (including Australia). PureTec's international operations give the Company a manufacturing and direct sales force presence in Europe and also strengthen the Company's existing presence in Canada. The Company expects that the combination of its operations with PureTec will provide a foundation for the further expansion of both companies' products in other overseas markets.

o Growth through acquisitions. The PureTec Acquisition is consistent with the Company's objective of pursuing acquisitions which provide the Company with the opportunity to gain economies of scale and reduce costs through, among other things, technology sharing and synergistic cost reduction. The Company will continue to selectively pursue acquisitions when the opportunity arises.



                          The PureTec Acquisition

On March 3, 1998 the Company acquired all of the outstanding shares of PureTec Common Stock. Pursuant to the Merger Agreement, P.T. Holding, a wholly-owned subsidiary of Tekni-Plex, merged into PureTec with PureTec continuing as the surviving corporation and becoming a wholly-owned subsidiary of Tekni-Plex. Under the terms of the Merger, each stockholder of PureTec received $3.50 per share in cash ($109.5 million in the aggregate).

Pursuant to the Merger Agreement, PureTec caused Plastic Specialties and Technologies ("PS&T"), a 96%-owned subsidiary of PureTec, to commence a combined consent solicitation and offer to purchase (the "Debt Tender Offer") all of its 11.25% Senior Secured Notes due 2003 (the "PS&T Notes"). In addition, simultaneously with the Merger, PureTec repayed and caused each of its subsidiaries to repay substantially all of its and their outstanding domestic debt (the "Debt Retirement"). PS&T also eliminated its 4% minority shareholders' interest prior to the Merger (the "PS&T Minority Buyout" and together with the Debt Tender Offer and the Debt Retirement, the "Related Transactions"). The Merger and the Related Transactions are referred to herein, collectively, as the "Transactions". See "Description of the Transactions."


                            The Exchange Offer

All capitalized terms used without definition within this section shall have the respective meanings set forth under "Description of Exchange Notes" below.

Old Notes...........................   The Old Notes were sold on March 3,
                                       1998 to J.P. Morgan Securities Inc.
                                       (the "Initial Purchaser") pursuant to a
                                       Purchase Agreement dated February 25,
                                       1998 (the "Purchase Agreement") between
                                       the Company and the Initial Purchaser.
                                       The Initial Purchaser subsequently
                                       resold the Old Notes to qualified
                                       institutional buyers pursuant to Rule
                                       144A under the Securities Act and
                                       outside the United States in reliance
                                       on Regulation S under the Securities
                                       Act.

Registration Rights Agreement.......   Pursuant to the Purchase Agreement, the
                                       Company and the Initial Purchaser
                                       entered into a Registration Rights
                                       Agreement dated as of March 3, 1998
                                       (the "Registration Rights Agreement"),
                                       which grants to the holders of the Old
                                       Notes certain exchange and registration
                                       rights.  The Exchange Offer is intended
                                       to satisfy certain of such exchange
                                       rights which will terminate upon the
                                       consummation of the Exchange Offer.

The Exchange Offer..................   The Company is offering to exchange
                                       $1,000 principal amount of Exchange
                                       Notes for each $1,000 principal amount
                                       of Old Notes.  As of the date hereof,
                                       $200,000,000 aggregate principal amount
                                       of Old Notes are outstanding.

                                       Based on an interpretation by the staff
                                       of the Commission set forth in
                                       no-action letters issued to third
                                       parties, the Company believes that
                                       Exchange Notes issued pursuant to the
                                       Exchange Offer in exchange for Old
                                       Notes may be offered for resale, resold
                                       and otherwise transferred by any holder
                                       thereof (other than any such holder
                                       which is an "affiliate" of the Company
                                       within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes.

                                       Each Participating Broker-Dealer
                                       that receives Exchange Notes for its
                                       own account pursuant to the Exchange
                                       Offer must acknowledge that it will
                                       deliver a prospectus in connection
                                       with any resale of such Exchange
                                       Notes.  The Letter of Transmittal
                                       states that by so acknowledging and
                                       by delivering a prospectus, a
                                       Participating Broker-Dealer will not
                                       be deemed to admit that it is an
                                       "underwriter" within the meaning of
                                       the Securities Act.  This
                                       Prospectus, as it may be amended or
                                       supplemented from time to time, may
                                       be used by a Participating Broker-
                                       Dealer in connection with resales of
                                       Exchange Notes received in exchange
                                       for Old Notes where such Old Notes
                                       were acquired by such Participating
                                       Broker-Dealer as a result of market-
                                       marking activities or other trading
                                       activities.  The Company has agreed
                                       that, for a period of 180 days after
                                       the Expiration Date, it will make
                                       this Prospectus available to any
                                       Participating Broker-Dealer for use
                                       in connection with any such resale.
                                       See "Plan of Distribution."

                                       Any holder of Old Notes who tenders in
                                       the Exchange Offer with the intention
                                       to participate, or for the purpose of
                                       participating, in a distribution of the
                                       Exchange Notes could not rely on the
                                       position of the staff of the Commission
                                       enunciated in no-action letters and, in
                                       the absence of an exemption therefrom,
                                       must comply with the registration and
                                       prospectus delivery requirements of the
                                       Securities Act in connection with any
                                       resale transaction.  Failure to comply
                                       with such requirements in such instance
                                       may result in such holder incurring
                                       liability under the Securities Act for
                                       which the holder is not indemnified by
                                       the Company.

Expiration Date.....................   5:00 p.m., New York City time, on
                                       June 1, 1998 unless the Exchange Offer
                                       is extended by the Company in its sole
                                       discretion, in which case the term
                                       "Expiration Date" means the latest date
                                       and time to which the Exchange Offer is
                                       extended.  Notwithstanding the
                                       foregoing, the Company will not extend
                                       the Expiration Date beyond, June 19,
                                       1998 (which, if extended to such date,
                                       would represent a maximum Exchange
                                       Offer period of 50 days).

Interest............................   Interest on Exchange Notes shall accrue
                                       from the last interest payment date on
                                       which interest was paid on the Old
                                       Notes so surrendered, or, if no
                                       interest has been paid on such Old
                                       Notes, from March 3, 1998.  No interest
                                       will be paid on the Old Notes accepted
                                       for exchange.

Conditions to the Exchange Offer....   The Exchange Offer is subject to
                                       certain customary conditions, which may
                                       be waived by the Company.  See "The
                                       Exchange Offer--Conditions."

Procedures for Tendering Old Notes..   Each holder of Old Notes wishing to
                                       accept the Exchange Offer must
                                       complete, sign and date the
                                       accompanying Letter of Transmittal, or
                                       a facsimile thereof, in accordance with
                                       the instructions contained herein and
                                       therein, and mail or otherwise deliver
                                       such Letter of Transmittal, or such
                                       facsimile, together with the Old Notes
                                       and any other required documentation to
                                       the Exchange Agent (as defined) at the
                                       address set forth herein.  By executing
                                       the Letter of Transmittal, each holder
                                       will be deemed to represent to the
                                       Company, among other things, that (i)
                                       the Exchange Notes acquired pursuant to
                                       the Exchange Offer are being obtained
                                       in the ordinary course of business of
                                       the person receiving such Exchange
                                       Notes, whether or not such person is
                                       the holder, (ii) neither the holder nor
                                       any such other person has any
                                       arrangement or understanding with any
                                       person to participate in the
                                       distribution of such Exchange Notes in
                                       violation of the Securities Act, (iii)
                                       neither the holder nor any such other
                                       person is an "affiliate," as defined
                                       under Rule 405 of the Securities Act,
                                       of the Company and (iv) such holder has
                                       full power and authority to exchange
                                       the Old Notes for the Exchange Notes.
                                       See "The Exchange Offer--Purpose and
                                       Effect of the Exchange Offer" and
                                       "--Procedures for Tendering."

Untendered Notes....................   Following the consummation of the
                                       Exchange Offer, holders of Old Notes
                                       eligible to participate but who do not
                                       tender their Old Notes will not have
                                       any further registration rights and
                                       such Old Notes will continue to be
                                       subject to certain restrictions on
                                       transfer.  Accordingly, the liquidity
                                       of the market for such Old Notes could
                                       be adversely affected.

Consequences of Failure to
  Exchange..........................   Old Notes that are not exchanged
                                       pursuant to the Exchange Offer will
                                       remain restricted securities.
                                       Accordingly, such Old Notes may be
                                       resold only (i) to the Company, (ii)
                                       pursuant to Rule 144A or Rule 144 under
                                       the Securities Act or pursuant to some
                                       other exemption under the Securities
                                       Act, (iii) outside the United States to
                                       a foreign person pursuant to the
                                       requirements of Rule 904 under the
                                       Securities Act, or (iv) pursuant to an
                                       effective registration statement under
                                       the Securities Act.  See "The Exchange
                                       Offer--Consequences of Failure to
                                       Exchange."

Shelf Registration Statement........   If any holder of the Old Notes (other
                                       than any such holder which is an
                                       "affiliate" of the Company within the
                                       meaning of Rule 405 under the
                                       Securities Act) is not eligible under
                                       applicable securities laws to
                                       participate in the Exchange Offer, and
                                       such holder has provided information
                                       regarding such holder and the
                                       distribution of such holder's Old Notes
                                       to the Company for use therein, the
                                       Company has agreed to register the Old
                                       Notes on a shelf registration statement
                                       (the "Shelf Registration Statement")
                                       and to use its best efforts to cause it
                                       to be declared effective by the
                                       Commission as promptly as reasonably
                                       practical on or after the consummation
                                       of the Exchange Offer.  The Company has
                                       agreed to maintain the effectiveness of
                                       the Shelf Registration Statement, under
                                       certain circumstances, until the date on which the Old Notes are no longer
                                       "restricted securities" (within the
                                       meaning of Rule 144 under the
                                       Securities Act).

Special Procedures for
  Beneficial Owners.................   Any beneficial owner whose Old Notes
                                       are registered in the name of a broker,
                                       dealer, commercial bank, trust company
                                       or other nominee and who wishes to
                                       tender should contact such registered
                                       holder promptly and instruct such
                                       registered holder to tender on such
                                       beneficial owner's behalf.  If such
                                       beneficial owner wishes to tender on
                                       such owner's own behalf, such owner
                                       must, prior to completing and executing
                                       the Letter of Transmittal and
                                       delivering its Old Notes, either make
                                       appropriate arrangements to register
                                       ownership of the Old Notes in such
                                       owner's name or obtain a properly
                                       completed bond power from the
                                       registered holder.  The transfer of
                                       registered ownership may take
                                       considerable time.

Guaranteed Delivery Procedures......   Holders of Old Notes who wish to
                                       tender their Old Notes and whose Old
                                       Notes are not immediately available
                                       or who cannot deliver their Old
                                       Notes, the Letter of Transmittal or
                                       any other documents required by the
                                       Letter of Transmittal to the
                                       Exchange Agent (or comply with the
                                       procedures for book- entry transfer)
                                       prior to the Expiration Date, must
                                       tender their Old Notes according to
                                       the guaranteed delivery procedures
                                       set forth in "The Exchange Offer--
                                       Guaranteed Delivery Procedures."

Withdrawal Rights...................   Tenders may be withdrawn at any time
                                       prior to 5:00 p.m., New York City time,
                                       on the Expiration Date.

Acceptance of Old Notes and
   Delivery of Exchange Notes.......   The Company will accept for exchange
                                       any and all Old Notes which are
                                       properly tendered in the Exchange Offer
                                       prior to 5:00 p.m., New York City time,
                                       on the Expiration Date.  The Exchange
                                       Notes issued pursuant to the Exchange
                                       Offer will be delivered on the earliest
                                       practicable date following the
                                       Expiration Date.  See "The Exchange
                                       Offer--Terms of the Exchange Offer."

Use of Proceeds.....................   The Company will not receive any cash
                                       proceeds from the issuance of the
                                       Exchange Notes in the Exchange Offer.
                                       See "Use of Proceeds."

Exchange Agent......................   Marine Midland Bank, as Trustee, is
                                       serving as Exchange Agent in connection
                                       with the Exchange Offer.

General.............................   The form and terms of the Exchange
                                       Notes are substantially identical to
                                       the form and terms of the Old Notes
                                       except that (i) the Exchange Notes bear
                                       a Series B designation, (ii) the
                                       Exchange Notes have been registered
                                       under the Securities Act and,
                                       therefore, will not bear legends
                                       restricting the transfer thereof, and
                                       (iii) the holders of Exchange Notes
                                       will not be entitled to certain rights
                                       under the Registration Rights
                                       Agreement, including the provisions
                                       providing for an increase in the
                                       interest rate on the Old Notes in
                                       certain circumstances relating to the
                                       timing of the Exchange Offer, which
                                       rights will terminate when the Exchange
                                       Offer is consummated.  See "The
                                       Exchange Offer--Purpose and Effect of
                                       the Exchange Offer."  The Exchange
                                       Notes will evidence the same debt as
                                       the Old Notes (which they replace) and
                                       will be entitled to the benefits of the
                                       Indenture.  See "Description of Exchange
                                       Notes."  The Old Notes and/or the
                                       Exchange Notes, whichever was, is or
                                       will be outstanding in the particular
                                       context, are referred to herein
                                       collectively as the "Notes".

Securities Offered..................   $200,000,000 aggregate principal amount
                                       of Series B 9(1)/(4)% Senior
                                       Subordinated Notes due 2008 of the
                                       Company.

Maturity Date.......................   March 1, 2008.

Interest Payment Dates..............   March 1 and September 1 of each year,
                                       commencing September 1, 1998.

Ranking.............................   The Exchange Notes will constitute
                                       unsecured obligations of the Company
                                       and will rank subordinate in right of
                                       payment to all existing and future
                                       Senior Debt of the Company, including
                                       any Indebtedness (as defined) under the
                                       Term Loan Facilities and the Revolving
                                       Credit Facility.  At March 27, 1998,
                                       there was $400.9 million of outstanding
                                       indebtedness to which the Notes were
                                       subordinated.  In addition, the Company
                                       could have borrowed up to $90 million of Indebtedness under the Revolving Credit
                                       Facility, all of which would constitute
                                       Senior Debt.  See "Description of
                                       Certain Indebtedness."

Exchange Guarantee..................   The Exchange Notes will be fully and
                                       unconditionally guaranteed on a senior
                                       subordinated basis by the Guarantors
                                       (as defined).  The form and terms of
                                       the Exchange Guarantees will be
                                       substantially identical to the form and
                                       terms of the Old Guarantee.  The
                                       Exchange Guarantees will be general
                                       unsecured obligations of the Guarantors
                                       and will rank subordinate in right of
                                       payment to all existing and future
                                       Senior Debt of such Guarantors,
                                       including such Guarantors' guarantee of
                                       Indebtedness under the Bank Financing.
                                       The Exchange Guarantees will rank pari
                                       passu in right of payment with any
                                       other senior subordinated indebtedness
                                       of the Guarantors.  The Old Guarantees
                                       and/or the Exchange Guarantees,
                                       whichever was, is or will be
                                       outstanding in the particular context,
                                       are referred to herein collectively as
                                       the "Guarantees".

Optional Redemption.................   The Exchange Notes will be redeemable
                                       at the option of the Company, in whole
                                       or in part, at any time on or after
                                       March 1, 2003, at the redemption prices
                                       set forth herein, plus accrued and
                                       unpaid interest to the redemption date.
                                       In addition, prior to March 1, 2001,
                                       the Company may redeem up to 35% of the
                                       principle amount of the Exchange Notes
                                       at a redemption price of 109.25% of the
                                       principal amount thereof, plus accrued
                                       and unpaid interest to the redemption
                                       date, with the net cash proceeds
                                       received by the Company from one or
                                       more public offerings of its Capital
                                       Stock (as defined) other than
                                       Disqualified Stock (as defined);
                                       provided, however, that at least $130
                                       million in aggregate principal amount
                                       of the Notes remains outstanding
                                       immediately after any such redemption
                                       (excluding any Notes owned by the
                                       Company or any of its Affiliates (as
                                       defined)).  See "Description of
                                       Exchange Notes--Optional Redemption."

Change of Control...................   Upon a Change of Control (as defined),
                                       each holder of the Exchange Notes may
                                       require the Company to repurchase such
                                       holder's Exchange Notes, in whole or in
                                       part, at a purchase price equal to 101%
                                       of the principal amount thereof plus
                                       accrued and unpaid interest to the
                                       purchase date.  See "Description of
                                       Exchange Notes--Change of Control."  The
                                       Bank Financing prohibits the purchase
                                       of outstanding Exchange Notes prior to
                                       repayment of the borrowings under the
                                       Bank Financing.  There can be no
                                       assurance that upon a Change of Control
                                       the Company will have sufficient funds
                                       to repurchase any of the Exchange
                                       Notes.  See "Description of Certain
                                       Indebtedness."

Modifications of the Indenture......   The Company and the Trustee, with the
                                       consent of the holders of a majority in
                                       aggregate principal amount of the
                                       outstanding Notes, may amend the
                                       Indenture, provided, however, that
                                       consent is required from the holder of
                                       each Note affected thereby in instances
                                       such as reductions in the  amount or
                                       changes in the timing of interest
                                       payments, reductions in the principal
                                       and changes in the maturity, redemption
                                       or repurchase dates of the Notes.  See
                                       "Description of Exchange
                                       Notes--Modification and Waiver."

Events of Default...................   An Event of Default (as defined) occurs
                                       under the Indenture in instances such
                                       as the failure to pay principal when
                                       due, the failure to pay any interest
                                       within 30 days of when due and payable,
                                       the failure to perform or comply with
                                       various covenants under the Indenture
                                       or the default under the terms of
                                       certain other indebtedness of the
                                       Company.  See "Description of Exchange
                                       Notes--Events of Default."

Covenants...........................   The Indenture contains certain
                                       covenants that, among other things,
                                       limit the ability of the Company or any
                                       of its Restricted Subsidiaries (as
                                       defined) to incur additional
                                       Indebtedness, make certain Restricted
                                       Payments (as defined) and Investments
                                       (as defined), create Liens (as defined), permit dividend or other payment restrictions to apply to Subsidiaries
                                       (as defined), enter into certain
                                       transactions with Affiliates or Related
                                       Persons (as defined) or consummate
                                       certain merger, consolidation or
                                       similar transactions.  In addition, in
                                       certain circumstances, the Company will
                                       be required to offer to purchase
                                       Exchange Notes at 100% of the principal
                                       amount thereof with the net proceeds of
                                       certain asset sales.  These covenants
                                       are subject to a number of significant
                                       exceptions and qualifications.  See
                                       "Description of Exchange Notes."

For additional information regarding the Exchange Notes, see "Description of Exchange Notes."


                               Risk Factors

Prospective investors should carefully consider the specific matters set forth under "Risk Factors" as well as the other information and data included in this Prospectus in evaluating the Exchange Offer and an investment in the Exchange Notes.


                  Summary Pro Forma Financial Information
                            (Dollars in thousands)

The accompanying summary unaudited pro forma financial information is based upon the historical consolidated financial statements of Tekni-Plex and PureTec, adjusted to give effect to the PureTec Acquisition (accounted for as a purchase) and the Transactions, as if the PureTec Acquisition and the Transactions had occurred at June 29, 1996. The unaudited pro forma statement of operations data for the year ended June 27, 1997 reflects PureTec's historical results of operations for the year ended July 31, 1997. The unaudited pro forma statement of operations data for the six months ended December 26, 1997 reflects PureTec's historic results of operations for the six months ended January 31, 1998. The pro forma condensed statements of operations are not necessarily indicative of the results that would have been obtained if the PureTec Acquisition and the Transactions had occurred on the dates indicated or for any future period or date. The pro forma adjustments give effect to available information and assumptions that the Company believes are reasonable. The summary pro forma financial information should be read in conjunction with the pro forma unaudited condensed financial information and notes thereto, the Company's historical consolidated financial statements and notes thereto and the historical consolidated financial statements of PureTec and the notes thereto. See "Pro Forma Unaudited Condensed Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                           Pro Forma
                                                                    Six Months
                                                                        Ended
                                                      Year Ended    December 26,
                                                    June 27, 1997       1997
                                                   ---------------  ------------
Statement of Operations Data:
Net sales.......................................... $  460,070       $  214,312
Gross profit.......................................    104,644           48,527
Income from operations.............................     40,703           16,644
Interest expense, net..............................     36,656           18,328
Other expense......................................      2,605              301
Pre-tax income (loss) from continuing operations...      1,442           (1,990)
Income tax provision...............................      4,947            1,389
Income (loss) from continuing operations before
 minority interest, discontinued
 operations and extraordinary item.................     (3,505)          (3,379)
Net income (loss)(a)............................... $  (29,736)      $   (3,864)
Other Financial Data:
EBITDA(b).......................................... $   69,818       $   32,862
EBITDA margin......................................      15.2%            15.3%
Depreciation and amortization...................... $   31,088       $   15,630
Capital expenditures...............................     15,225            5,501
Cash flows:
From operations....................................     14,093           (4,434)
From investing.....................................    (17,537)          (5,308)
From financing.....................................     15,606            6,659
Ratios:
Ratio of earnings to fixed charges(c)..............       1.0x             1.0x
Ratio of EBITDA to interest expense................       1.9x             1.8x
Balance Sheet Data (End of Period):
Working capital.................................... $   76,100       $   84,241
Total assets.......................................    535,853          528,599
Total debt (including current portion).............    394,805          394,850
Stockholders' equity...............................     30,397           35,071

------------
(a) Net loss for the year ended June 27, 1997 includes an extraordinary loss comprised of (i) a prepayment penalty of $1.2 million and the write-off of deferred financing costs and debt discounts of $3.4 million, net of the combined tax benefit of $1.8 million, in connection with the early repayment of debt and (ii) a loss of $17.8 million on the repurchase of redeemable warrants. See "Tekni-Plex Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

(b) Pro forma EBITDA is defined as net income before interest, income taxes, depreciation and amortization, (and for this pro forma presentation) minority interest, equity in loss of affiliates and write offs of goodwill, intangibles and obsolete equipment and reflects certain adjustments for the Transactions (see "Pro Forma Unaudited Condensed Financial Information"). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. In addition, this measure of EBITDA may not be comparable to similar measures reported by other companies. EBITDA margin is calculated as the ratio of EBITDA to net sales for the period.

(c) For purposes of the pro forma ratio of earnings to fixed charges (i) earnings are calculated as the Company's pro forma earnings before income taxes, extraordinary item and fixed charges and (ii) fixed charges include interest on all indebtedness, amortization of deferred financing costs and accretion of all warrants.


                 Tekni-Plex Summary Financial Information
                            (Dollars in thousands)

The following table sets forth summary historical consolidated financial information of the Company for the periods provided below. The information contained in the table has been derived from, and should be read in conjunction with, the audited and unaudited consolidated financial statements of the Company, including the notes thereto.

                                                                                                          For the Six Months
                                           For the Periods                  For the Years Ended                  Ended
                                ----------------------------------   --------------------------------  -----------------------
                                January 1
                                   to     January 1      March 19
                                December   to March      to July 1,   June 30,  June 28,    June 27,     December     December
                                31, 1993   18, 1994        1994         1995      1996        1997       27, 1996     26, 1997
                               ---------  ---------     ----------   --------  --------   ----------    ----------   ---------
Statement of Operations Data:
Net sales..................... $  44,878  $   9,418     $  12,723   $ 44,688   $ 80,917   $  144,736     $  71,595   $  75,622
Gross profit..................     8,274      1,494         2,762      9,747     18,582       37,729        18,135      20,398
Income from operations........     3,198        892         1,241      4,933      8,243       21,843        10,984      12,142
Interest expense, net.........       160         22         1,141      4,322      5,816        8,094         4,129       4,336
Other expense.................         7         45            62        234        469          646           440         158
Pre-tax income before
 extraordinary item...........     3,031        825            38        377      1,958       13,103         6,415       7,648
Income tax provision(a).......       267         56            17        211        982        4,675         2,255       2,907
Income before extraordinary
 item.........................     2,764        769            21        166        976        8,428         4,160       4,741
Net income (loss)............. $   2,764  $     769     $      21   $    166   $    976   $  (12,238)(b) $   4,160   $   4,741

Other Financial Data:
EBITDA(c)..................... $   3,800  $     985     $   1,988   $  7,922   $ 14,157   $   30,221     $  15,062   $  17,137
EBITDA margin(c)..............      8.5%      10.5%         15.6%      17.7%      17.5%        20.9%         21.0%       22.7%
Depreciation and
 amortization................. $     608  $     138     $     879   $  3,462   $  6,821   $    9,551     $   4,816   $   4,793
Capital expenditures..........     1,423        420           157        614      2,275        3,934         1,402       1,939

Cash flows:
From operations...............     3,512      (564)         1,147      2,354      6,568       19,536         9,908       4,966
From investing................   (1,871)        315      (45,567)      (614)   (49,522)      (6,273)       (1,771)     (7,009)
From financing................     (570)    (1,121)        44,465    (1,451)     43,669      (3,217)       (6,565)     (1,860)

Ratios:
Ratio of earnings to fixed
 charges(d)...................     19.9x      38.5x          1.0x       1.1x       1.3x         2.6x          2.6x        2.8x
Ratio of EBITDA to interest
 expense......................        --         --          1.7x       1.8x       2.4x         3.7x          3.6x        3.9x

Balance Sheet Data
 (End of Period):
Working capital............... $   6,023  $   4,565     $   1,673   $  3,173   $ 11,660   $   25,950     $  13,299   $  28,400
Total assets..................    15,701     14,900        53,724     53,415    121,770      129,029       120,046     130,684
Total debt (including current
 portion).....................     1,616        588        36,396     35,004     70,436       75,000        64,031      75,608
Stockholders' equity..........    10,086     10,855        11,521     11,687     24,162       30,397        28,322      35,071

------------
(a) Prior to the acquisition of Tekni-Plex by the current owners, the previous owners elected to be taxed as an "S" corporation for federal income tax purposes. Accordingly, there was no provision for federal income taxes for periods prior to March 18, 1994 as such income was reported on the federal income tax returns of the shareholders.

(b) Net loss for the year ended June 27, 1997 includes an extraordinary loss comprised of (i) a prepayment penalty of $1.2 million and the write-off of deferred financing costs and debt discounts of $3.4 million, net of the combined tax benefit of $1.8 million, in connection with the early repayment of debt and (ii) a loss of $17.8 million on the repurchase of redeemable warrants. See "Tekni-Plex Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

(c) EBITDA is defined as net income before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of the Company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, this measure of EBITDA may not be comparable to similar measures reported by other companies. EBITDA margin is calculated as the ratio of EBITDA to net sales for the period.

(d) For purposes of the ratio of earnings to fixed charges, (i) earnings are calculated as the Company's earnings before income taxes, extraordinary item and fixed charges and (ii) fixed charges include interest on all indebtedness, amortization of deferred financing costs and accretion of the warrant.



                               RISK FACTORS

Holders of Old Notes should consider carefully the following factors as well as the other information and data included in this Prospectus prior to tendering their Old Notes in the Exchange Offer.

Substantial Leverage; Restrictions Imposed by the Terms of the Company's Indebtedness

The Company's total debt and stockholder's equity was $75.6 million and $35.1 million, respectively, as of December 26, 1997. Following completion of the Transactions, the Company will be highly leveraged. On a pro forma basis after giving effect to the Transactions, the Company's total debt would have been $394.9 million at December 26, 1997 and its annual debt service would have been $39.8 million and the ratio of earnings to fixed charges would have been 2 to 1 for the twelve months ended December 26, 1997. The Company's leverage and obligations could have important consequences to the holders of Notes, including: (i) the impairment of the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes; (ii) the use of a substantial portion of the Company's cash flow from operations for debt service; (iii) the competitive disadvantages that may result from the Company being more highly leveraged than some of its competitors; and (iv) making the Company more vulnerable to economic downturns and limiting its ability to withstand competitive pressures.

In addition, the Company's operating flexibility with respect to certain business matters will be limited by covenants contained in the Indenture, the indenture (the "11(1)/(4)% Indenture") with respect to the 11(1)/(4)% Notes and the Bank Financing. Among other things, these covenants will limit the ability of the Company and its subsidiaries to incur additional indebtedness, create liens upon assets, apply the proceeds from disposal of assets, make dividend payments and other distributions on capital stock and redeem capital stock. There can be no assurance that such covenants will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of the Company. See "Description of Certain Indebtedness" and "Description of Notes--Covenants."

On a pro forma basis as of December 26, 1997 after giving effect to the Transactions, and subject to certain restrictions, the Company could have borrowed up to $90.0 million of additional senior indebtedness under the Revolving Credit Facility without requiring the consent of the holders of Notes. If the entire $90.0 million under the Revolving Credit Facility had been outstanding from the beginning of fiscal year 1997, the Company's annual debt service (all interest) for such fiscal year would have increased by approximately $6.6 million based on an assumed fixed interest rate of 7.35%.

The Company expects that its cash flow will be sufficient to cover its expenses, including fixed charges. However, no assurance can be given that the Company's operating results will be sufficient for the Company to meet such obligations. The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control.

Ranking of the Exchange Notes

The Exchange Notes will be senior subordinated unsecured obligations of the Company and will rank subordinate in right of payment to all existing and future senior indebtedness of the Company. In addition, the Exchange Notes will be effectively subordinated in right of payment to all existing and future secured indebtedness of the Company and the Company's subsidiaries, including indebtedness under the Bank Financing. Loans under the Bank
Financing will be secured by substantially all of the assets of the Company.
On a pro forma basis as of December 26, 1997, there was $119.9 million of outstanding indebtedness to which the Exchange Notes were subordinated. Included in such amount is $4.9 million of indebtedness of foreign subsidiaries, which subsidiaries will not be Guarantors. In addition, the Company could have borrowed up to $90.0 million of indebtedness under the Revolving Credit Facility without the consent of the holders of the Exchange Notes, all of which would constitute Senior Debt. The Guarantees will be senior subordinated unsecured obligations of the Guarantors, and will rank subordinate in right of payment to all existing and future senior indebtedness of each such Guarantor, including its Guarantee under the Bank Financing.
Under the terms of the Indenture, the Company will be permitted, upon the satisfaction of certain conditions, to incur additional senior indebtedness. See "Description of Certain Indebtedness," "Description of Exchange Notes--Ranking" and "--Covenants."

Raw Material Price Volatility and Availability

The Company's polystyrene foam products are manufactured from high heat crystal polystyrene resin ("polystyrene resin"). Polystyrene resin is a commodity petrochemical that is readily available in bulk quantities from numerous large, vertically integrated chemical companies. The Company purchases polystyrene resin from several of the top suppliers. Prices for polystyrene resin have fluctuated in the past and may continue to do so in the future. Historically, the Company has been able to pass on substantially all of the price increases in raw materials to its customers. However, there can be no assurance that the Company will be able to do so in the future. The primary materials used by PureTec in the manufacture of its products are plastic resins, primarily polyvinyl chloride, polypropylene and polyethylene, and also plasticizers. All of these materials are widely available from numerous sources and PureTec currently purchases these raw materials from multiple suppliers. Prices for these materials have fluctuated in the past and may continue to do so in the future. PureTec historically has set prices for its garden hose products in advance of each season and, to the extent that raw material costs increase more than anticipated, the additional costs generally cannot be passed on to its customers during that season. However, with respect to its other markets, PureTec has generally been able to pass on substantially all of the price increases to its customers. If raw material prices increase and the Company is unable to pass such price increases on to its customers, employ successful hedging strategies, enter into supply contracts at favorable prices or buy on the spot market at favorable prices, the Company's profitability may be adversely affected.

A key raw material used in manufacturing the Company's clear, laminated blister packaging materials is Aclar(R), a proprietary material produced by Allied Signal. Allied Signal is currently the sole manufacturer and supplier of Aclar(R). There is no long-term supply contract with Allied Signal. If the supply of Aclar(R)is significantly interrupted, the Company would begin substituting alternative blister packaging materials. Depending on the extent of the disruption, the Company's profitability may be adversely affected.

Competition

Many of the Company's competitors are larger and, in some cases, have significantly greater financial resources than the Company. See "Business--Competition." While the packaging industry overall is relatively large, the market for high performance pharmaceutical-type packaging materials is considerably smaller, and the Company's achievement of its internal expansion goals assumes expansion of its customers' volume for its products, finding new applications for its existing high performance materials, and development of new materials for new applications. In addition, many of the markets for PureTec's products are highly competitive. Depending on the particular product category, competition is based on breadth of product line, quality, pricing, technical service and servicing the specialized needs of customers. See "Business--Competition--PureTec" for a discussion of the specific competitive factors applicable to each of PureTec's divisions.

Integration of PureTec and Other Acquisitions

The integration of PureTec will require substantial management time and other resources and may pose risks with respect to production, customer service and market share. While the Company believes that it has sufficient management and other resources to accomplish the rationalization and integration of PureTec, there can be no assurance in this regard or that the Company will not experience difficulties with customers, suppliers, personnel or others. In addition, although the Company believes that the PureTec Acquisition will enhance the competitive position and business prospects of the Company, there can be no assurance that such benefits will be realized or that the combination of the Company and PureTec will be more successful than the companies would have been if they had remained independent. There can be no assurance that the Company will achieve synergies in the PureTec Acquisition comparable to those from recent acquisitions.

Although PureTec recorded a net profit from continuing operations of $1.3 million for the year ended July 31, 1997, PureTec experienced net losses from continuing operations for the 1996, 1995 and 1994 fiscal years of $4.4 million, $7.5 million and $14.8 million, respectively. For the six months ended January 31, 1998, PureTec recorded a net loss from continuing operations of $3.4 million. The ability to generate positive net income in the future will be dependent upon many factors, including the ability to obtain new customers and retain existing customers, the degree of competition encountered by PureTec, the level of PureTec's capital expenditures and operating expenses and general economic conditions in any one, or all, of PureTec's markets. There can be no assurance that PureTec will be profitable in the future.

As part of its business strategy, the Company may pursue suitable additional acquisitions. Nonetheless, there can be no assurance that the Company will identify suitable acquisitions or that such acquisitions can be made at an acceptable price. In the event the Company acquires additional businesses, it may require substantial capital. Although the Company will be able to borrow under the Revolving Credit Facility under certain circumstances to fund acquisitions, there can be no assurance that such borrowings will be available in sufficient amounts or that other financing will be available in amounts and on terms that the Company deems acceptable. Furthermore, the integration of acquired businesses may result in unforeseen difficulties that require a disproportionate amount of management's attention and other Company resources. There can be no assurance that the Company will achieve synergies comparable to those from recent acquisitions.

Dependence on Key Personnel

The Company is dependent on the management experience and continued services of its executive officers, including Dr. F. Patrick Smith and Kenneth W.R. Baker. See "Management." The loss of the services of these officers could have a material adverse effect on the Company's business. In addition, the Company's continued growth depends on its ability to attract and retain experienced key employees.

Seasonality

The market for PureTec's garden hose is highly seasonal, with approximately 75% of the sales occurring in the second half of PureTec's fiscal year. As a result of the need to build up inventories in anticipation of such second-half sales, PureTec's working capital requirements have historically peaked in the second and third quarters of its fiscal year. In addition, this seasonality has a significant impact on PureTec's net income from quarter to quarter. PureTec's Colorite Plastics division, the manufacturing division which produces garden hose, historically operates the first two quarters of the fiscal year at a loss. To the extent such sales peak later in any fiscal year compared to other fiscal years, cash flows may not be comparable on an interim period basis.

PureTec Foreign Operations

PureTec's European operations, representing approximately $35.3 million of PureTec's sales (before eliminations) for the fiscal year ended July 31, 1997, are subject to special risks inherent in doing business outside the United States, including governmental instability, war and other international conflicts, civil and labor disturbances, requirements of local ownership, partial or total expropriation, nationalization, currency devaluation, foreign exchange controls, and foreign laws and policies, each of which may limit the movement of assets or funds or result in the deprivation of contract rights or the taking of property without fair compensation. Although most of PureTec's international revenues are derived from transactions denominated in United States dollars, PureTec has and likely will continue to conduct some business in currencies other than the United States dollar. PureTec only engages in some limited hedging of specific transactions to hedge against foreign currency fluctuations. Accordingly, its profitability has been and will continue to be affected by fluctuations in foreign exchange rates. In addition, PureTec's foreign operations are conducted primarily through its foreign subsidiaries which will not guarantee the Notes.

Environmental Matters

Like similar companies, the Company's and PureTec's facilities, operations, and properties are subject to foreign, federal, state, and local environmental laws and regulations. As a result, the Company and PureTec are involved from time to time in administrative or legal proceedings relating to environmental matters and have in the past and will continue to incur capital costs and other expenditures relating to environmental matters. Liability under environmental laws may be imposed on current and prior owners and operators of property or businesses without regard to fault or to knowledge about the condition or action causing the liability. The Company and PureTec may be required to incur costs relating to the remediation of property, including property at which waste they dispose of is located, and environmental conditions could lead to claims for personal injury, property damage or damages to natural resources. The Company and PureTec are aware of environmental conditions at certain properties which they now or previously owned or leased which are undergoing remediation by third parties. Although based on current information the Company and PureTec have no reason to believe otherwise, there can be no assurance that such third parties will complete any required remediation.

Both the Company and PureTec believe, based on current information, that any costs they may incur relating to environmental matters will not have a material adverse effect on their respective businesses, financial condition or results of operations. There can be no assurance, however, that the Company or PureTec will not incur significant fines, penalties, capital costs, or other liabilities associated with noncompliance, remediation or natural resource damage liability, or that future events, such as changes in laws or the interpretation thereof, the development of new facts, or the failure of third parties to perform remediation at current or former facilities, will not cause the Company or PureTec to incur additional costs that could have a material adverse effect on their respective businesses, financial condition or results of operations. See "Business--Legal Proceedings and Environmental Matters."

Prior to the 1994 acquisition of the Company, public awareness and interest in environmental issues adversely affected the polystyrene foam packaging industry. In particular, in 1990, McDonald's discontinued its well-recognized polystyrene foam clam shell sandwich package in favor of paper packaging. In response, various recycling programs were commenced in the United States. Although the Company believes that the environmental concerns that negatively affected demand for these products in the 1980s have subsided and, to some extent, given way to a view by many that polystyrene foam does not have significantly worse environmental problems than other materials, there can be no assurance that public awareness and interest in environmental issues will not adversely affect the plastics and polystyrene industry.

Control of the Company

The Company is owned by Tekni-Plex Partners L.P., a limited partnership organized under the laws of the State of Delaware, and its related investors (the "Tekni-Plex Partnership"). Tekni-Plex Partnership beneficially owns 100% of the outstanding shares of the Company and 95.1% of the Company on a fully diluted basis and controls the affairs and policies of the Company. Tekni-Plex Partnership is controlled by MST/TP Partners, L.P. ("MST/TP L.P."), which in turn is controlled, directly or indirectly, by J. Andrew McWethy, Barry A. Solomon, and Stephen A. Tuttle, who are all directors of the Company. Circumstances may occur in which the interests of Tekni-Plex Partnership, MST/TP L.P. and the three individuals could be in conflict with the interests of the holders of the Notes. In addition, Tekni-Plex Partnership may have an interest in pursuing acquisitions, divestitures or other transactions that, in its judgment, could enhance the value of its individual partners' equity investments in the partnership, even though such transactions may involve risks to the holders of the Notes.

Change of Control

Upon the occurrence of a Change of Control, each holder of Exchange Notes may require the Company to repurchase all or a portion of such holder's Exchange Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing to pay the repurchase price for all Exchange Notes tendered by holders thereof. Further, the provisions of the Indenture may not afford holders of Exchange Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect holders of Exchange Notes, if such transaction does not result in a Change of Control. In addition, the terms of the Bank Financing limit the Company's ability to repurchase any Exchange Notes and also identify certain events that would constitute a change of control, as well as certain other events with respect to the Company or certain of its subsidiaries, that would constitute an event of default under the Bank Financing. The 11(1)/(4)% Indenture contains substantially similar change of control provisions to those contained in the Exchange Notes. Any future credit agreements or other agreements relating to other indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Exchange Notes, the Company could seek the consent of its lenders to repurchase Exchange Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowing, the Company would remain prohibited from repurchasing Exchange Notes. In such case, the Company's failure to repurchase tendered Exchange Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a further default under certain of the Company's existing debt agreements and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time. See "Description of Exchange Notes--Change of Control."

Lack of Public Market for the Notes

Prior to the Exchange Offer, there has not been any public market for the Old Notes. The Old Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in the Exchange Offer. The holders of Old Notes (other than any such holder that is an "affiliate" of the company within the meaning of Rule 405 under the Securities Act) who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and the Company is required to file a Shelf Registration Statement with respect to such Old Notes. The Exchange Notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to (i) the liquidity of any such market that may develop, (ii) the ability of holders of Exchange Notes to sell their Exchange Notes or (iii) the price at which the holders of Exchange Notes would be able to sell their Exchange Notes. If such a market were to exist, the Exchange Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and the financial performance of the Company and its subsidiary. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Company has been advised by the Initial Purchaser that, following completion of the Exchange Offer, the Initial Purchaser presently intends to make a market in the Exchange Notes. However, the Initial Purchaser is not obligated to do so, and any market-making activity with respect to the Exchange Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be limited during such exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active trading market will develop for the Exchange Notes or that such trading market will be liquid. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. if a market for the Exchange Notes develops, any such market may be discontinued at any time.

Fraudulent Conveyance Considerations

In the event U.S. federal and state fraudulent conveyance or similar laws were applied to the issuance of a Guarantee, if any Guarantor, at the time it incurs such Guarantee, (i) (a) was or is insolvent or rendered insolvent by reason of such incurrence, (b) was or is engaged in a business or transaction for which the assets remaining with such Guarantor constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature and (ii) received or receives less than reasonably equivalent value or fair consideration, the obligations of such Guarantor under its Guarantee could be avoided, or claims in respect of such Guarantee could be subordinated to all other debts of such Guarantor. Among other things, a legal challenge of a Guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by such Guarantor as a result of the issuance by the Company of the Notes. To the extent that any Guarantee were held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the Notes would cease to have any claim in respect of the Guarantor issuing such Guarantee and would be solely creditors of the Company and any other Guarantors whose Guarantees were not avoided or held unenforceable. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy claims of the holders of the Notes relating to any avoided portion of the Guarantee.

Management believes that, for purposes of U.S. federal and state fraudulent conveyance or similar laws, the Guarantees are being incurred without the intent to hinder, defraud or delay creditors, for proper purposes and in good faith, that the Guarantors have received reasonably equivalent value or fair consideration for incurring such Guarantees and that each of the Guarantors are and, after the issuance of the Guarantees and the application of the proceeds thereof, will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with management's view.

Exchange Offer Procedures

Issuance of the Exchange Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and, upon consummation of the Exchange Offer, certain registration rights under the Registration Rights Agreement will terminate. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transactions. Each Participating Broker-Dealer that receives
Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer."


                              USE OF PROCEEDS
                           (Dollars in millions)

The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes in the Exchange Offer.

Concurrently with the completion of the Offering, the Company entered into a senior secured bank financing (the "Bank Financing"). The Bank Financing consists of a $90 million revolving credit facility (the "Revolving Credit Facility") and an aggregate of $115 million in Term Facilities (the "Term Loan Facilities"), which is made up of a $50 million term loan facility (the "A Term Loan Facility"), and a $65 million term loan facility (the "B Term Loan Facility"). See "Description of Certain Indebtedness--Bank Financing."

The net proceeds of the Offering were approximately $193.5 million, after deducting estimated discounts and commissions and other expenses payable by the Company. The Offering was made together with the execution of the Bank Financing to fund the purchase price of the PureTec Acquisition and the Related Transactions.



                                CAPITALIZATION
                          (Dollars in thousands)

The following table sets forth the actual capitalization of the Company as of December 26, 1997, and the pro forma capitalization of the Company as of December 26, 1997 after giving effect to the Transactions. See "Use of Proceeds."

                                         ----------------------------
                                         Tekni-Plex at   Pro Forma at
                                          December 26,   December 26,
                                                  1997           1997
                                         -------------   ------------

Revolving credit facilities...........             --             --
Bank Financing:
Revolving Credit Facility(a)..........             --             --
      A Term Loan Facility............             --    $    50,000
      B Term Loan Facility............             --         65,000
11  1/4% Senior Subordinated Notes....   $     75,000         75,000
9  1/4% Senior Subordinated Notes
 offered hereby.......................             --        200,000
PureTec 11  1/4% Senior Secured
 Notes due 2003 (b)...................             --             --
Other PureTec Indebtedness............             --          4,242
Other.................................            608            608
                                         -------------   ------------
Total debt............................         75,608        394,850
                                         -------------   ------------
Stockholders' equity:
      Common stock and additional
        paid-in capital...............         41,473         41,473
      Foreign currency translation....           (67)           (67)
      Retained earnings...............        (6,335)        (6,335)
                                         -------------   ------------
Total stockholders' equity............         35,071         35,071
                                         -------------   ------------
Total capitalization..................   $    110,679    $   429,921
                                         =============   ============

------------
(a) As of December 26, 1997, on a pro forma basis, the Company had $90.0 million unused and available, subject to certain restrictions, under the Revolving Credit Facility. The Revolving Credit Facility replaces the Company's existing $75.0 million credit facility. No amounts were outstanding under the Tekni-Plex existing credit facility at December 26, 1997.

(b) Assumes 100% of the PS&T Notes are tendered in the Debt Tender Offer. As of February 25, 1998, 97% were tendered and cannot be withdrawn.


            PRO FORMA UNAUDITED CONDENSED FINANCIAL INFORMATION

The accompanying pro forma unaudited condensed statements of operations are based upon the historical consolidated financial statements of Tekni-Plex and PureTec, adjusted to give effect to the PureTec Acquisition (accounted for as a purchase) and the Transactions, as if the PureTec Acquisition and the Transactions had occurred at June 29, 1996. The unaudited pro forma condensed statement of operations for the year ended June 27, 1997 reflects PureTec's historical results of operations for the year ended July 31, 1997. The unaudited pro forma condensed statement of operations for the six months ended December 26, 1997 reflects PureTec's historical results of operations for six months ended January 31, 1998. The pro forma condensed statements of operations are not necessarily indicative of the results that would have been obtained if the PureTec Acquisition and the Transactions had occurred on the dates indicated or for any future period or date. The pro forma adjustments give effect to available information and assumptions that the Company believes are reasonable. The pro forma condensed financial information should be read in conjunction with the Company's historical consolidated financial statements and notes thereto and the historical consolidated financial statements of PureTec and the notes thereto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


          Pro Forma Unaudited Condensed Statements of Operations
                            (Dollars in thousands)

                                      --------------------------------------------------------------------------------
                                                                              Year Ended
                                      --------------------------------------------------------------------------------
                                          Tekni-Plex   PureTec July   PureTec Acquisition   Transaction      Pro Forma
                                       June 27, 1997       31, 1997           Adjustments   Adjustments  June 27, 1997
                                       -------------   ------------   -------------------  ------------  -------------
Net sales...........................   $  144,736      $  315,334           --             $     --      $   460,070
Cost of sales.......................      107,007         248,419                                --          355,426
                                       ----------      ----------     --------(a)          ------------  -----------
Gross profit........................       37,729          66,915                                --          104,644
Selling, general and administrative
 expenses...........................       15,886          40,298        7,757(b)                --           63,941
                                               --              --             (a)                --               --
                                               --              --           --                   --               --
                                       ----------      ----------     --------             ------------  -----------
Income from operations..............       21,843          26,617       (7,757)                  --           40,703

Other expenses (income):
      Interest......................        8,094          19,749           --                8,813(c)        36,656
      Equity in loss of affiliates..           --           1,824           --                   --            1,824
      Other.........................          646             135           --                   --              781
                                       ----------      ----------     --------             ------------  -----------
Income from continuing operations
 before minority interest and
 provision for income taxes.........       13,103           4,909       (7,757)              (8,813)           1,442
Provision for income taxes..........        4,675           3,131          666               (3,525)(d)        4,947
                                       ----------      ----------     --------             ------------  -----------
Income (loss) from continuing
 operations before minority
 interest...........................        8,428           1,778       (8,423)              (5,288)          (3,505)
Minority interest...................           --           (433)           --                   --             (433)
Income (loss) from continuing           ----------      ----------     --------             ------------  -----------
operations..........................    $    8,428      $    1,345   $   (8,423)            $ (5,288)     $    (3,938)
                                        ==========      ==========   ==========             ============  ===========
Other Financial Data:
EBITDA..............................   $   30,221      $   39,597           --                   --           69,818
EBITDA margin.......................        20.9%           12.6%           --                   --            15.2%
Depreciation and amortization.......   $    9,551      $   13,780   $    7,757                   --           31,088
Capital expenditures................        3,934          11,291           --                   --           15,225
Ratio of earnings to fixed charges..         2.6x            1.2x           --                   --             1.0x
Ratio of EBITDA to interest.........         3.7x            2.0x           --                   --             1.9x


                                                                         Six Months Ended
                                        Tekni-Plex        PureTec                                              Pro Forma
                                      December 26,    January 31,      PureTec Acquisition    Transaction   December 26,
                                              1997           1998              Adjustments    Adjustments           1997
                                      ------------  -------------  -----------------------  -------------   ------------
                                                                      (Dollars in thousands)
Net sales..........................   $  75,622     $ 138,690          --                      --           $  214,312
Cost of sales......................      55,224       110,561                                  --              165,785
                                      ---------     ---------      ------(a)               ---------       ------------

Gross profit.......................      20,398        28,129                                  --               48,527
Selling, general and
 administrative expenses...........       8,256        19,748       3,879(b)                   --               31,883
                                                                         (a)                   --
                                                                                               --
                                      ---------     ---------      ------                  ---------       ------------
Income from operations.............      12,142         8,381      (3,879)                     --               16,664
Other expenses (income):
      Interest.....................       4,336        10,149          --                   3,843(c)            18,328
      Equity in loss of affiliates.          --           387          --                      --                  387
      Other........................         158         (239)          --                      --                  (81)
                                      ---------     ---------      ------                  ---------       ------------

Income (loss) before provision for
 income taxes......................       7,648       (1,916)      (3,879)                 (3,843)              (1,990)
Provision for income taxes.........       2,907         1,439      (1,420)                 (1,537)               1,389
Income (loss) from continuing         ---------     ---------      ------                  -------(d)      ------------
operations.........................   $   4,741      $(3,355)     $(2,459)                $(2,306)              (3,379)
                                      =========     =========      ======                  =======         ============
Other Financial Data:
EBITDA.............................   $  17,137     $  15,578          --                      --           $   32,862
EBITDA margin......................       22.7%         11.2%                                  --                15.3%
Depreciation and amortization......   $   4,793     $   6,958   $   3,879                      --           $   15,630
Capital expenditures...............       1,939         3,562          --                      --                5,501
Ratio of earnings to fixed charges.        2.8x          0.7x          --                      --                 1.0x
Ratio of EBITDA to interest........        3.9x          1.5x          --                      --                 1.8x

See Notes to Pro forma Unaudited condensed Statements of Operations, on page 32.



      Notes to Pro Forma Unaudited Condensed Statements of Operations

Adjustments to reflect the Transactions, as if they had occurred as of June 29, 1996, reflect the following:

(a) The Company anticipates annual savings in raw materials purchases of $3,000 and general and administrative expenses of $6,800 as a result of elimination of duplicate overhead. These amounts have not been reflected above.

(b) The pro forma adjustments to goodwill amortization to reflect the following:

                                                                     --------------------------------------
                                                                                                 Six Months
                                                                        Year Ended June      Ended December
                                                                               27, 1997            26, 1997
                                                                      -----------------    ----------------
Elimination of historical amortization............................    $  (3,168)           $    (1,584)
Amortization of new goodwill of $163.9 million over
      15 years....................................................        10,925                 5,463
                                                                      -----------------    ----------------
                                                                      $    7,757           $     3,879
                                                                      =================    ================

(c) The pro forma adjustments to interest expense reflect the following:

                                                    --------------------------------------------------
                                                                                            Six Months
                                                                   Year Ended June      Ended December
                                                                          27, 1997            26, 1997
                                                    ----------   -----------------    ----------------
Elimination of Tekni-Plex interest..............                 $         (8,094)    $        (4,336)
Elimination of PureTec interest.................                          (19,749)            (10,149)
Interest on new debt as follows:
      A Term Loan Facility ($50MM at 7.35%).....    $   3,675
      B Term Loan Facility ($65MM at 7.85%).....        5,103
      Notes offered hereby ($200MM at 9.25%)....       18,500
      11(1)/(4)% Notes ($75MM at 11.25%)........        8,438
Amortization of financing fees and
expenses........................................          940
                                                    ----------
                                                                            36,656              18,328
                                                                 ------------------   ----------------
                                                                 $           8,813    $          3,843
                                                                 ==================   ================

(d) Tax benefit for the year ended June 27, 1997, calculated at the Company's marginal effective tax rate of 40%.



                Pro Forma Unaudited Condensed Balance Sheet
                          (Dollars in thousands)

                                    Tekni-Plex at     PureTec at                                        Pro Forma at
                                     December 26,    January 31,   Transaction    PureTec Acquisition   December 26,
                                             1997           1998      Proceeds            Adjustments           1997
                                    -------------    -----------  ------------    -------------------   ------------
Assets
Current:
  Cash.........................    $   9,235        $   2,200    $ 305,600(a)    $ (184,765)(c)         $  12,435
                                                                                    (119,835)(d)
  Accounts receivable, net of an
     allowance.................       15,055           48,830           --               --                63,885
  Inventory....................       13,893           68,672           --               --                82,565
  Other current assets.........        3,263            2,513           --               --                 5,776
                                    -------------    -----------  ------------    -------------------   ------------
     Total current assets.......       41,446          122,215      305,600         (304,600)              164,661
  Property, plant and equipment,
     net........................       41,646           87,252           --               --               128,898
  Intangible assets, net of
     accumulated amortization...       37,391           87,331        9,400(a)       (87,331)(b)           201,269
                                                                                     157,478 (d)
Loan receivable-- PureTec.......        5,000               --           --           (5,000)(e)                --
Other assets....................        5,201           10,470                        18,100 (d)            33,771
                                    -------------    -----------  ------------    -------------------   ------------
                                    $ 130,684        $ 307,268    $ 315,000        $(224,353)            $ 528,599
                                    =============    ===========  ============    ===================   ============
Liabilities and Stockholders' Equity
Current liabilities:
  Short-term borrowings and
     current portion of long-term
     debt.......................    $     564        $  54,766           --        $ (48,260)(c)             2,070
                                                                                      (5,000)(e)
  Accounts payable-trade and
     accrued liabilities........       12,482           47,868           --           18,000 (d)            78,350
                                    -------------    -----------  ------------    -------------------   ------------
     Total current liabilities..       13,046          102,634           --          (35,260)               80,420
                                    -------------    -----------  ------------    -------------------   ------------
Long-term debt..................           44            2,942      115,000(a)          (206)(c)           117,780
Notes...........................       75,000          125,000      200,000(a)      (125,000)(c)           275,000
Other liabilities...............        7,523           12,857           --              (52)(d)            20,328
Stockholders' equity:
   Capital stock and additional
     paid-in capital............       41,406          132,569           --         (132,569)(b)            41,406
   Cumulative foreign currency
     translation................           --          (3,432)           --            3,432 (b)                --
   Retained earnings
     (deficit)..................       (6,335)         (65,302)           --           65,302 (b)            (6,335)
                                    -------------    -----------  ------------    -------------------   ------------
   Total stockholders' equity...       35,071          63,855                        (63,835)               35,071
   Total liabilities and            -------------    -----------  ------------    -------------------   ------------
      stockholders' equity......    $ 130,684        $307,268     $ 315,000        $(224,353)            $ 528,599
                                    =============    ===========  ============    ===================   ============

------------
(a) Issuance of $200,000 of Notes and $115,000 of term loans, including debt issue costs of $9,400.

    Record purchase of PureTec for $314,000 as follows:

(b) elimination of PureTec pre-acquisition equity and goodwill:

    Capital Stock and additional paid-in capital.............. $132,569
    Retained earnings (deficit)...............................  (65,302)
    Cumulative foreign currency translation adjustment........   (3,432)
    Goodwill..................................................  (87,331)

(c) redemption of PureTec Notes and repayment of other debt:

    Notes...................................................   $125,000
    Current portion of long-term debt.......................     48,260
    Other long-term debt....................................        206
    Cash, including premium on redemption of Notes..........   (184,765)

(d) allocation of purchase price of $119,835 including estimated costs of the transaction totaling $8,000, based on fair market value of the acquired assets and liabilities, as follows:

    Deferred tax benefit...................................    $18,100
    Minority interest......................................         52
    Accrued liabilities in connection with restructuring
        and integration....................................    (18,000)
    Cash...................................................   (119,835)
                                                              --------
    Goodwill...............................................   $154,478
                                                              ========

(e) elimination of intercompany loan of $5,000.



           TEKNI-PLEX SELECTED HISTORICAL FINANCIAL INFORMATION
                          (Dollars in thousands)

The following table sets forth selected historical consolidated financial information of the Company, and has been derived from and should be read in conjunction with the Company's audited and unaudited consolidated financial statements, including the notes thereto. Unaudited interim data reflect, in the opinion of the Company's management, all adjustments (consisting solely of normal recurring adjustments) considered necessary for a fair presentation of results for such interim periods. Results of operations for the unaudited interim periods are not necessarily indicative of the results that may be expected for any other interim or annual period. In addition, on March 18, 1994, Tekni-Plex was acquired by the current owners, in a transaction accounted for under the purchase method of accounting. The financial statements for the periods prior to March 18, 1994 are presented on the predecessors' basis of accounting and accordingly, are not comparable to the periods subsequent to March 18, 1994.

                              For the Years Ended       For the Periods           For the Years Ended        For the Six Months
                                                                                                                     Ended
                              -------------------   -----------------------  ------------------------------  -------------------
                                                    January 1
                              December   December    to March   March 19 to  June 30,   June 28,   June 27,   December  December
                              31, 1992   31, 1993    18, 1994  July 1, 1994      1995       1996       1997   27, 1996  26, 1997
                              --------   --------   ---------  ------------ ---------  ---------  ---------   --------  ---------
Statement of Operations Data:
Net sales..................   $ 43,453   $ 44,878   $  9,418   $  12,723    $ 44,688   $ 80,917   $ 144,736    $ 71,595  $ 75,622
Cost of goods sold.........     35,860     36,604      7,924       9,961      34,941     62,335     107,007      53,460    55,224
Gross profit...............      7,593      8,274      1,494       2,762       9,747     18,582      37,729      18,135    20,398
Selling, general and
 administrative expense....      4,057      5,076        602       1,521       4,814     10,339      15,886       7,151     8,255
Income from operations.....      3,536      3,198        892       1,241       4,933      8,243      21,843      10,984    12,142
Interest expense, net......        196        160         22       1,141       4,322      5,816       8,094       4,129     4,336
Other (income) expense.....       (33)          7         45          62         234        469         646         440       158
Pre-tax income before
 extraordinary item........      3,373      3,031        825          38         377      1,958      13,103       6,415     7,648
Income tax provision(a)....        305        267         56          17         211        982       4,675       2,255     2,907
Income before
 extraordinary item........      3,068      2,764        769          21         166        976       8,428       4,160     4,741
Extraordinary item (loss)..         --         --         --          --          --         --     (20,666)(b)    --        --
Net income (loss)..........   $  3,068   $  2,764   $    769   $      21         166   $    976   $ (12,238)   $  4,160     4,741

Other Financial Data:
EBITDA(c)..................   $  4,204   $  3,800   $    985   $   1,988       7,922   $ 14,157   $  30,221    $ 15,062    17,137
EBITDA margin(c)...........       9.7%       8.5%      10.5%       15.6%       17.7%      17.5%       20.9%       21.0%     22.7%
Depreciation and
 amortization..............   $    636   $    608   $    138   $     879       3,462   $  6,821   $   9,551    $  4,816     4,793
Capital expenditures.......        502      1,423        420         157         614      2,275       3,934       1,402     1,939
Cash flows:
From operations............      2,181      3,512      (564)       1,147       2,354      6,568      19,536       9,908     4,966
From investing.............    (1,295)    (1,871)        315    (45,567)        (614)   (49,522)     (6,273)     (1,771)   (7,009)
From financing.............      (680)      (570)    (1,121)      44,465      (1,451)     43,669     (3,217)     (6,565)   (1,860)

Ratios:
Ratio of earnings to fixed
 charges(d)................      18.2x      19.9x      38.5x        1.0x        1.1x       1.3x        2.6x        2.6x      2.8x
Ratio of EBITDA to
 interest expense..........         --         --         --        1.7x        1.8x       2.4x        3.7x        3.6x      3.9x

Balance Sheet Data
 (End of Period):
Working capital............   $  5,307   $  6,023   $  4,565   $   1,673       3,173   $ 11,660   $  25,950    $ 13,299    28,400
Total assets...............     13,204     15,701     14,900      53,724      53,415    121,770     129,029     120,046   130,684
Total debt (including
 current portion)..........      1,913      1,616        588      36,396      35,004     70,436      75,000      64,031    75,608
Stockholders' equity.......      7,565     10,086     10,855      11,521      11,687     24,162      30,397      28,322    35,071

------------
(a) Prior to the acquisition of Tekni-Plex by the current owners, the previous owners elected to be taxed as an "S" corporation for federal income tax purposes. Accordingly, there was no provision for federal income taxes for periods prior to March 18, 1994 as such income was reported on the federal income tax returns of the shareholders.

(b) Net loss for the year ended June 27, 1997 includes an extraordinary loss comprised of (i) a prepayment penalty of $1.2 million and the write-off of deferred financing costs and debt discounts of $3.4 million, net of the combined tax benefit of $1.8 million, in connection with the early repayment of debt and (ii) a loss of $17.8 million on the repurchase of redeemable warrants. See "Tekni-Plex Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

(c) EBITDA is defined as net income before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of the Company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, this measure of EBITDA may not be comparable to similar measures reported by other companies. EBITDA margin is calculated as the ratio of EBITDA to net sales for the period.

(d) For purposes of the ratio of earnings to fixed charges, (i) earnings are calculated as the Company's earnings before income taxes, extraordinary item and fixed charges and (ii) fixed charges include interest on all indebtedness, amortization of deferred financing costs and accretion of the warrant.


              TEKNI-PLEX MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparability of Periods

Financial results for the year ended June 27, 1997 are not fully comparable to the year ended June 28, 1996, and financial results for the year ended June 28, 1996 are not fully comparable to the year ended June 30, 1995, because of the acquisition of Flemington on December 22, 1995 (although the Company does not consider this acquisition in itself to be substantial in the overall context) and the acquisition of Dolco on February 21, 1996.

Results of Operations

The following discussion and analysis should be read in conjunction with the "Tekni-Plex Selected Historical Financial Information" and the Tekni-Plex Financial Statements included elsewhere in this Offering Memorandum. The following table sets forth, for the periods indicated, selected operating data as a percentage of net sales.


                      Selected Financial Information
                         (Percentage of net sales)

                                    ----------------------------------------------------------------------------------
                                                         Years Ended                             Six Months Ended
                                    ---------------------------------------------------  -----------------------------
                                                                                          December 27,   December 26,
                                    June 30, 1995      June 28, 1996      June 27, 1997           1996           1997
                                    -------------      -------------      -------------  -------------   -------------
Net sales.......................           100.0%             100.0%             100.0%         100.0%         100.0%
Cost of sales...................             78.2               77.0               73.9           74.7           73.0
Gross profit....................             21.8               23.0               26.1           25.3           27.0
Selling, general and
 administrative expenses........             10.8               12.8               11.0           10.0           10.9
Income from operations..........             11.0               10.2               15.1           15.3           16.1
Interest expense................              9.7                7.2                5.6            5.8            5.7
Provision for income taxes......              0.5                1.2                3.2            3.1            3.8
Income before extraordinary
 item...........................              0.4                1.2                5.8            5.8            6.3
Extraordinary item (loss).......               --                 --             (14.3)             --             --
Net income (loss)...............              0.4                1.2              (8.5)            5.8            6.3
Depreciation and amortization...              7.7                8.4                6.6            6.7            6.3
EBITDA(a).......................             17.7               17.5               20.9           21.0           22.7

------------
(a) EBITDA is defined as net income before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. In addition, this measure of EBITDA may not be comparable to similar measures reported by other companies.


Six Months Ended December 26, 1997 Compared to Six Months Ended
    December 27, 1996

Net sales increased to $75.6 million for the six months ended December 26, 1997 from $71.6 million for the six months ended December 27, 1996. This represents an increase of $4.0 million or 5.6%. The increased sales are primarily attributed to increased demand for pharmaceutical packaging products.

Cost of sales increased to $55.2 million for the six months ended December 26, 1997 from $53.5 million for the six months ended December 27, 1996. Expressed as a percentage of net sales, cost of goods sold fell to 73.0% for the six months ended December 26, 1997 from 74.7% for the six months ended December 27, 1996. The decline in cost of goods sold as a percentage of net sales was due primarily to a decline in raw material costs, continued reductions in overhead costs and improved fixed cost absorption from higher sales volumes.

Gross profit as a result, increased to $20.4 million or 27.0% of net sales for the six months ended December 26, 1997, from $18.1 million or 25.3% of net sales for the same period in 1996.

Selling, general and administrative expenses increased to $8.3 million or 10.9% of net sales for the six months ended December 26, 1997 from $7.2 million or 10.0% of net sales for the same period in 1996. This is due primarily to increases in administrative costs and higher selling expenses associated with the global expansion of the Company's pharmaceutical packaging business.

Operating profit increased to $12.1 million or 16.1% of net sales for the six months ended December 26, 1997, from $11.0 million or 15.3% for the same period in 1996, for the reasons stated above.

Interest expense increased to $4.3 million or 5.7% of net sales for the six months ended December 26, 1997, from $4.1 million or 5.8% of net sales for the same period in 1996 due primarily to a restructuring of the Company's debt from notes to bonds.

Provision for income taxes increased to $2.9 million or 3.8% of net sales for the six months ended December 26, 1997, from $2.3 million or 3.1% for the same period in 1996. The Company's effective tax rate was 38% for the six months ended December 26, 1997 compared to 35% for the same period in 1996. The increase between periods is due primarily to the depletion of tax carryover losses and credits.

Net income increased to $4.7 million or 6.3% of net sales for the six months ended December 26, 1997, from $4.2 million or 5.8% of net sales for the same period in 1996, for the same reasons discussed above.

Depreciation and amortization remained at $4.8 million for the six months ended December 26, 1997, as compared to the same period of 1996. As a percentage of net sales, depreciation and amortization decreased to 6.3% from 6.7% for the same period in 1996 due to the increase in sales.

EBITDA increased to $17.1 million or 22.7% on net sales for the six months ended December 26, 1997, from $15.1 million or 21.0% of net sales for the same period in 1996, for the same reasons discussed above.

Year Ended June 27, 1997 Compared to Year Ended June 28, 1996

Net sales for the year ended June 27, 1997 were $144.7 million, a 78.9% increase over net sales of $80.9 million for the year ended June 28, 1996. The increase was due primarily to the acquisition of Dolco in February 1996, which accounted for $55.2 million, and to a much lesser extent to the acquisition of Flemington in December 1995. The level of growth for the year ended June 27, 1997, is not necessarily indicative of future operations.

Cost of sales increased to $107.0 million for the year ended June 27, 1997, of which the Dolco operation accounted for $40.3 million of such increase, from $62.3 million for the same period in 1996. Expressed as a percentage of net sales, cost of sales improved to 73.9% for the year ended June 27, 1997 from 77.0% for the same period in 1996. The decline in cost of sales as a percentage of net sales was due primarily to a decline in raw material costs resulting from improved market conditions and the increased purchasing power of the Company. This level of increase in costs and decrease as a percent of sales may not be indicative of future operations.

Gross profit, as a result, increased to $37.7 million or 26.1% of net sales for the year ended June 27, 1997, from $18.6 million or 23.0% of net sales for the same period in 1996.

Selling, general and administrative expenses increased to $15.9 million or 11.0% of net sales for the year ended June 27, 1997, from $10.3 million or 12.8% of net sales for the same period in 1996. Selling, general and administrative expenses decreased as a percentage of net sales due primarily to the acquisition of Dolco with no relatively comparable increase in the general and administrative staff of the Company. See also note 9 to the financial statements of the Company regarding stock options.

Income from operations increased to $21.8 million or 15.1% of net sales for the year ended June 27, 1997, from $8.2 million or 10.2% of net sales for the same period in 1996, for the reasons stated above.

Interest expense increased to $8.1 million or 5.6% of net sales for the year ended June 27, 1997, from $5.8 million or 7.2% of net sales for the same period in 1996 due primarily to increased borrowings related to the Dolco Acquisition which accounted for an increase of $2.4 million. Expressed as a percentage of net sales, interest expense for the 1997 period fell to 5.6% from 7.2% for the 1996 period as a result of the decreasing debt as a percentage of net sales following the Dolco and Flemington acquisitions.

Provision for income taxes increased to $4.7 million or 3.2% of net sales for the year ended June 27, 1997, from $1.0 million or 1.2% of net sales for the same period in 1996. The Company's effective tax rate was 36% for the year ended June 27, 1997. The decrease from the Company's expected rate of 38% was a result of the realization of certain state tax benefits.

Income before extraordinary item increased to $8.4 million or 5.8% of net sales for the year ended June 27, 1997, from $1.0 million or 1.2% of net sales for the same period in 1996, for the reasons discussed above.

Extraordinary loss on early extinguishment of debt was $20.7 million for the year ended June 27, 1997. On April 4, 1997, the Company issued $75.0 million of 11(1)/(4)% Notes. Interest on the 11(1)/(4)% Notes is payable semi-annually. The Company also received approximately $18.4 million in additional capital contribution. These proceeds were used to repay the balance of $36.8 million on the Company's then outstanding credit facility, repay the then existing senior subordinated notes for $25.2 million, including a prepayment penalty of $1.2 million, and repurchase the redeemable warrants for $20.0 million. The extraordinary loss comprised of (i) the prepayment penalty of $1.2 million and the write-off of deferred financing costs and debt discount of $3.4 million, net of the combined tax benefit of $1.8 million, and (ii) the loss on the repurchase of the warrants of $17.8 million.

Net income (loss) decreased to a loss of $12.2 million or 8.5% of net sales for the year ended June 27, 1997 from a net income of $1.0 million or 1.2% of net sales for the same period in 1996, for the reasons discussed above.

Depreciation and amortization increased to $9.6 million or 6.6% of net sales for the year ended June 27, 1997 from $6.8 million or 8.4% of net sales for the same period in 1996. The increase in depreciation and amortization is due to the acquisition of Dolco which represented $4.0 million of depreciation and amortization.

EBITDA increased to $30.2 million or 20.9% of net sales for the year ended June 27, 1997, from $14.2 million or 17.5% of net sales or the same period in 1996, for the reasons stated above.

Year Ended June 28, 1996 Compared to Year Ended June 30, 1995

Net sales increased to $80.9 million in fiscal year 1996, representing an increase of $36.2 million or 81.0% over net sales of $44.7 million in fiscal year 1995. The increase in net sales was primarily the effect of four full months of Dolco results.

Cost of sales increased to $62.3 million in fiscal year 1996 from $34.9 million in fiscal year 1995, primarily due to the acquisitions. However, when expressed as a percent of net sales, cost of sales decreased to 77.0% for fiscal year 1996 from 78.2% for fiscal year 1995. The decline in cost of sales as a percentage of net sales was due primarily to the increased purchasing power of the Company and reductions in manufacturing overhead as a result of the Dolco Acquisition.

Gross profit, as a result, increased to $18.6 million or 23.0% of net sales in fiscal year 1996 from $9.7 million or 21.8% of net sales in fiscal year 1995.

Selling, general and administrative expenses increased to $10.3 million or 12.8% of net sales in fiscal year 1996, from $4.8 million or 10.8% of net sales in fiscal year 1995. The increase in selling, general and administrative expenses was due primarily to the Dolco Acquisition. The increase in selling, general and administrative expenses as a percentage of net sales was due to the to the historically higher selling, general and administrative expenses as a percentage of net sales in the Dolco operation.

Income from operations increased to $8.2 million or 10.2% of net sales in fiscal year 1996 from $4.9 million or 11.0% of net sales for the same period in 1995. As a percentage of net sales, the increase in gross profit was more than offset by the increase in selling, general and administrative expenses.

Interest expense increased to $5.8 million or 7.2% of net sales in fiscal year 1996, from $4.3 million or 9.7% of net sales in fiscal year 1995 due primarily to an increase in borrowings related to the Dolco Acquisition. The lower percentage of net sales for 1996 interest expenses reflects the decreasing debt as a percentage of net sales following the Dolco Acquisition.

Provision for income taxes increased to $1.0 million and an effective tax rate of 50.2% in fiscal year 1996, from $0.2 million and an effective tax rate of 56.0% in fiscal year 1995. The effective tax rate is higher than the Company's expected rate of 38% due to certain state and local taxes incurred which relate to prior periods in both fiscal years.

Net income increased to $1.0 million or 1.2% of net sales in fiscal year 1996 from $0.2 million or 0.4% of net sales in fiscal year 1995, for the reasons discussed above.

Depreciation and amortization increased to $6.8 million or 8.4% of net sales for the year ended June 28, 1996 from $3.5 million or 7.7% of net sales for the same period in 1995. The increase in depreciation and amortization is due to the acquisition of Dolco.

EBITDA increased to $14.2 million or 17.5% of net sales in fiscal year 1996 from $7.9 million or 17.7% of net sales for fiscal year 1995, for the reasons stated above.

Liquidity and Capital Resources

The Company's principal sources of funds since March 1994 consisted of cash from operations and financing sources. For the six months ended December 26, 1997, net cash provided by operating activities was $5.0 million compared to $9.9 million for the same period in 1996. For the year ended June 27, 1997, net cash provided by operating activities was $19.5 million compared to net cash provided by operating activities of $6.6 million for the year ended June 28, 1996, and $2.4 million for the year ended June 30, 1995.

The Company's working capital at December 26, 1997 was $28.4 million compared to $26.0 million at June 27, 1997 and $11.7 million at June 28, 1996. The increase in working capital at December 26, 1997 was due primarily to higher accounts receivable and inventory associated with increased sales. The increase in working capital at June 27, 1997 compared to the prior fiscal year was due primarily to the restructuring of the Company's debt, which resulted in a build up of cash and a decrease of liabilities.

The estimated aggregate amount of funds required for the Transactions was approximately $314.0 million, including approximately $215 million in debt or other obligations that were repaid or assumed. The financing for the Transactions was provided by the Offering, the Bank Financing and cash on hand.

Concurrently with the Offering, the Company entered into a Bank Financing which consisted of a $50 million A Term Loan Facility, a $65 million B Term Loan Facility and $90 million Revolving Credit Facility. The Revolving Credit Facility replaced the Company's $75 million existing revolving credit facility. As of December 26, 1997 and June 27, 1997, there was no outstanding balance under the existing credit facility. The proceeds of the Term Facilities were used to fund the Transactions. As of March 27, 1998 the Company had $90.0 million undrawn and available under the Revolving Credit Facility to fund ongoing general corporate and working capital requirements. Borrowings under the A Term Loan Facility shall be subject to annual amortization, payable in quarterly installments, beginning in June 1998 and ending in March 2004, with payments totaling $35 million due in the final two years. Borrowings under the B Term Loan Facility shall be subject to annual amortization, payable in quarterly installments, beginning in June 1998 and ending in March 2006, with payments totaling approximately $61 million due in the final two years. The full amount outstanding under the Revolving Credit Facility must be paid in March 2004. See "Description of Certain Indebtedness--The Bank Financing." In April 1997, the Company issued $75 million aggregate principal amount of 11(1)/(4)% Notes. The 11(1)/(4)% Notes mature on April 1, 2007. See "Description of Certain Indebtedness--The 11(1)/(4)% Notes." The Indenture, the 11(1)/(4)% Indenture and the Bank Financing each include various covenants which limit the Company's ability to incur additional debt. See "Description of Certain Indebtedness." Also see "Description of Notes--Covenants--Limitation on Indebtedness."

The Company's capital expenditures for the six months ended December 26, 1997 and the years ended June 27, 1997 and June 28, 1996 were $1.9 million, $3.9 million and $2.3 million, respectively. Management expects that annual capital expenditures will increase from historical levels during the next few years as the Company makes improvements needed to address air emissions at three of the Company's manufacturing facilities, and the Company pursues new development and cost-reduction opportunities. Management has identified potential capital investment opportunities of approximately $5.1 million for the calendar year 1998 in addition to approximately $3.0 million of non-discretionary capital expenditures anticipated during such period. PureTec has historically financed its ongoing capital expenditure requirements from its cash flow provided from operations and borrowings under its credit facilities. Prior to the execution of the Merger Agreement, PureTec management had budgeted capital expenditures of approximately $23.5 million, including approximately $11.5 million for various expansion and cost improvement projects. The Company is currently reviewing PureTec's capital expenditure budget, particularly in light of the ongoing integration of PureTec, and certain adjustments to this budget may be made.

The Company's principal uses of cash for the next several years will be debt service, capital expenditures and working capital requirements. Management believes that cash generated from operations plus funds from the credit facilities will be sufficient to meet the Company's expected debt service requirements, planned capital expenditures, and operating needs. However, there can be no assurance that sufficient funds will be available from operations or borrowings under credit facilities to meet the Company's cash needs to the extent management anticipates.

Part of the Company's strategy is to explore possible future acquisitions. To the extent the Company pursues future acquisitions, the Company may be required to obtain additional financing. There can be no assurance that it will be able to obtain such financing in amounts and on terms acceptable to it.

New Accounting Pronouncements

In June 1997, SFAS 130, Reporting Comprehensive Income, and SFAS 131, Disclosures about Segments of an Enterprise and Related Information, were issued. SFAS 130 addresses standards for reporting and display of comprehensive income and its components, and SFAS 131 requires disclosure of reportable operating segments. In February 1998, SFAS 132, Employer's Disclosures About Pensions and Other Post-Retirement Plans, was issued. SFAS 132 standardizes pension disclosures. These statements are effective for the Company's 1999 fiscal year. The Company will be reviewing these pronouncements to determine their applicability to the Company, if any.

Seasonality

Although certain different product lines of the Company experience some seasonality, their effects are generally offsetting, and the Company overall has not experienced any material seasonality in the periods reflected herein.

Effects of Inflation

The Company believes that inflation has not significantly affected its results of operation in the periods reflected herein.

Year 2000 Issues

In mid-1997, the Company acquired and installed a new, large, mainframe computing system with software that is "Year 2000 compliant". Since that time, the Company has been in the process of converting its various older computer systems to this mainframe system. At this time, all of the Company's systems, with the exception of the systems for the former Dolco and PurePlast operations, have been successfully converted. The Company expects that the conversion of these remaining systems will be completed prior to year-end. Management does not expect costs associated with completion of the conversion process to have a material impact on the Company's operations or financial condition.


                                 BUSINESS

Overview

The Company designs, manufactures and markets packaging materials primarily for the pharmaceutical and food industries. The Flexible Packaging Group sells primarily flexible packaging materials to customers including pharmaceutical companies. The Company is the market leader for clear, high-barrier laminations for pharmaceutical blister packaging. The Company believes, based upon its knowledge and experience in the industry, that it has a greater than 90% share of the market for such products. These packaging materials are used for fast-acting pharmaceuticals that are generally highly reactive to moisture. The Foam Products Group sells primarily foamed polystyrene packaging products such as egg cartons and processor trays to the poultry and meat industries. The Company believes, based upon its knowledge and experience in the industry, that it produces in excess of 80% of all foam egg cartons and has approximately 40% of the egg carton market. The Company has also built a strong presence in the processor tray market, where it believes, based upon its knowledge and experience in the industry, that it has an estimated share of greater than 25%.

On March 3, 1998, the Company completed the merger of Merger Sub, a wholly-owned subsidiary of Tekni-Plex, with and into PureTec pursuant to the Merger Agreement among Tekni-Plex, PureTec, Merger Sub, and Plastic Specialties and Technologies, Inc. The total consideration paid by the Company for the PureTec Acquisition was approximately $296.5 million, which includes the repayment of debt and the elimination of minority interests at certain subsidiaries of PureTec, and excludes fees and expenses.

PureTec is the leading domestic producer of garden hose, medical-grade vinyl compounds and precision tubing and gaskets and the second leading domestic producer of disposable medical tubing. PureTec also produces plastic materials that are used in various specialty applications and is the leading non-captive supplier of recycled "PET" suitable for reuse in new bottles, as well as plastic sheet and other specialized applications.

Following completion of the PureTec Acquisition, the Company's pro forma revenues and EBITDA for the fiscal year ended June 27, 1997 would have been $460.1 million and $69.8 million, respectively, for the six months ended December 26, 1997 would have been $214.3 million and $32.9 million, respectively. See "Pro Forma Unaudited Condensed Financial Information."

The management of the Company focuses on organizational development, imparting a results-oriented culture to all areas of its businesses. Management seeks and implements product and process improvements to produce higher quality products, improve efficiencies, reduce labor and material costs, and create differentiated products and product line extensions. The Company also expands its product offerings by acquiring synergistic companies and significantly reduces costs through product line rationalization and realizing economies of scale. Management believes that this focus will continue with respect to the Company's on-going business and will be the basis for successfully integrating the PureTec Acquisition.

Company History

Tekni-Plex was founded as a Delaware corporation in 1967 to acquire the General Felt Products division of Standard Packaging Corporation. In 1970, the Company built an additional manufacturing facility in Somerville, New Jersey, diversifying into the business of producing polystyrene foam trays for the poultry processing industry. The Somerville facility serves as the current headquarters of the Company.

1994--Acquisition by the Current Owner

In March 1994, Tekni-Plex was acquired by its current controlling shareholder and Dr. F. Patrick Smith who was elected Chief Executive Officer. Kenneth W.R. Baker, the Company's Chief Operating Officer, was appointed in April 1994. At that time, the principal product lines in the Flexible Packaging Group consisted of clear, high-barrier laminations for pharmaceutical blister packaging, and closure (bottle cap) liners, primarily for pharmaceutical end-uses. The principal product lines in the Foam Products Group consisted of padded and unpadded foam processor trays primarily for the poultry industry. At the time of the 1994 acquisition, the current management was faced with three distinctly different situations in Tekni-Plex's three primary product lines: (i) the clear, high-barrier blister packaging product line, produced in Somerville, had achieved good operating margins, but, because it was limited to a relatively narrow (but important) range of performance characteristics, it was not positioned to take full advantage of the trends in new drug development in the pharmaceutical industry; (ii) the closure liner products, produced in the Brooklyn plant, had consistently generated operating losses; and (iii) the foam processor tray market had become intensely competitive as to price and Tekni-Plex's heavy duty products were too costly and thus ill-suited to compete in this environment.

In the ensuing months, management changed the Company's culture into a focused, results-oriented, professional organization capable of managing change and addressed each of the strategic issues facing the principal product lines. New lines of clear, high-barrier laminations were developed that extended the range of pharmaceutical packaging applications and laid the groundwork for future sales growth. In the Brooklyn operation, management developed and implemented an item-specific, customer-specific, product-costing system. Once the true costs of the 600-plus basic items were understood, a rational pricing policy was established. The Brooklyn operation was moved and consolidated into the Flemington operation for further efficiencies, as described below. The foam processor tray operation was reorganized, primarily to establish a clear delineation of responsibilities. A new line of material-efficient products was introduced with increased strength and lower production costs, allowing the Company to participate in the price competitive market place. In addition, the manufacturing operation was reconfigured to improve material flows, and focus was brought to bear on the padding operations to reduce waste and inefficiency.

1995--Flemington Acquisition

In December 1995, Tekni-Plex acquired the Flemington, New Jersey, plant and business of Hargro for approximately $7.5 million. The Flemington plant utilizes lamination and coating technology to produce packaging materials for:
(i) pharmaceutical products (transdermal patches, sutures, iodine and alcohol swabs, aspirin and other physician samples); (ii) electronics and telecommunications products (optical fiber and conventional cable shielding, transformer and ballast insulation); (iii) industrial products (photographic and automotive); and (iv) food products (snack foods, dry powders). Management believed that the Flemington acquisition offered significant benefits by providing a modern facility that increased capacity and removed physical limitations associated with the older Brooklyn plant, adding new technologies complimentary to Tekni- Plex's then existing capabilities, and avoiding capital expenditures for environmental compliance that would have been required at the Brooklyn plant. The Company relocated the Brooklyn equipment, personnel and business into the Flemington facility during the quarter ending in June 1996, which was concurrent with the expiration of the Brooklyn lease. Having similar technologies under one roof led to improved efficiencies as each group learned the subtle enhancements developed over the years by the other. The result has been a combined operation with considerably higher efficiencies and lower costs than the sum of the stand-alone operations.

1996--Dolco Acquisition

In February 1996, as Tekni-Plex was integrating the Flemington acquisition from eight weeks earlier, it completed its acquisition of Dolco, a publicly-traded $81 million foam products company which at the time was nearly twice the size of Tekni-Plex. Dolco had been in the business of producing foam packaging products since the 1960s and had attained the leading share of foam egg carton sales in the United States. Following the acquisition, management closed Dolco's headquarters in California and absorbed the requisite functions into the Company. The Dolco research and development facility in Lawrenceville, Georgia, was also closed and, in part, moved to the nearby Dolco plant also in Lawrenceville. Dolco's operations in Wenatchee (Washington), Dallas and Lawrenceville were reorganized. Management negotiated more favorable material supply agreements, instituted pricing policies consistent with those of the Company, and devised strategies to address the environmental issues facing the Company. In August 1997, Dolco, which was then a wholly owned subsidiary of Tekni-Plex, was merged into Tekni-Plex.

1997--PurePlast Acquisition

In July 1997, Tekni-Plex acquired the business and operating facility of PurePlast Inc. of Cambridge, Ontario, Canada for $2.3 million. PurePlast produces calendered polyvinyl chloride (PVC) sheet for pharmaceutical, food and electronic packaging applications. Calendered PVC sheet is one of the critical components of the Company's clear high barrier laminations for pharmaceutical blister applications. Management has since negotiated more favorable material supply agreements, expanded PurePlast pharmaceutical sales globally and reorganized operations, thus effecting the integration of PurePlast with the Company.

Overview of PureTec

PureTec is a vertically integrated manufacturer of specialty plastic products and has leading market positions in most of its core product lines. With more than 40% of the market in the United States, PureTec, through its Colorite Plastics division, is the leading producer of garden hose. Through its Action Technology division, PureTec is the leading producer of precision tubing and gaskets for packaging applications, with over 90% of the domestic, non-captive markets for such products. PureTec's specialty tubing and gasket product line consists of (i) extruded plastic tubing, sold primarily to manufacturers of aerosol valves, dispenser pumps, and writing instruments; (ii) rubber and thermoplastic gaskets for the aerosol and dispenser pump markets; and (iii) consumer products, chiefly consisting of swimming pool and other corrugated hose. Action's products are manufactured in the United States and Europe and are sold throughout the world.

PureTec's Plastron division is the second largest non-captive manufacturer of medical tubing with approximately 60% of the market for cardiovascular tubing and 50% of the intravenous tubing market. The Colorite Polymers division is the largest producer of medical-grade vinyl compounds for FDA-regulated applications, with approximately 50% of the domestic, non-captive market. These compounds are sold to leading manufacturers of medical devices and equipment. They are also sold to producers of tubing and closures for the food and beverage industry and used in a variety of food-contact applications.

PureTec's specialty vinyl polymers business consists of two divisions of the Colorite Polymers group: Burlington Resins, Inc., doing business as SVR; and Cybertech Polymers. SVR employs specialized technology to produce dispersion, blending, and copolymer suspension resins for a variety of industries, including floor covering, automotive sealants and adhesives, coil coatings, plastisol compounding and PVC packaging. Cybertech Polymers produces a variety of specialized and general purpose vinyl compounds.

PureTec is also a leading plastics recycler. PureTec believes that its Pure Tech Plastics division is the leading non-captive supplier of high-quality recycled PET suitable for reuse in new bottles, as well as plastic sheet and other specialized applications. The division has developed proprietary processes for cleaning, sorting, and recycling post-consumer plastic bottles into clean PET flakes or pellets. Raw materials used by the Pure Tech Plastics division consist mostly of post-consumer soft drink bottles, purchased from various suppliers who obtain bottles in states with "deposit laws," or who conduct curb-side pickup operations.

For the six months ended January 31, 1998, PureTec had net sales of $138.7 million, a net loss from continuing operations of $3.3 million and EBITDA (defined as net income before minority interest, equity in loss of affiliates, income taxes, interest, depreciation and amortization and write-offs of goodwill, intangibles and obsolete equipment) of $15.6 million for an EBITDA margin of 11.2%, compared with net sales of $123.4 million, a net loss from continuing operations of $4.8 million and EBITDA of $14.5 million for an EBITDA margin of 11.8% for the six months ended January 31, 1997. For the fiscal year ended July 31, 1997, PureTec had net sales of $315.3 million, net income from continuing operations of $1.3 million and EBITDA of $39.6 million for an EBITDA margin of 12.6%, compared with net sales of $326.3 million, a net loss from continuing operations of $4.4 million and EBITDA of $37.2 million for an EBITDA margin of 11.4% for the year ended July 31, 1996.

The Company believes that the PureTec Acquisition will have many significant strategic benefits, including:

o Strong market shares in core businesses. PureTec has leading market positions in most of its core product lines, a characteristic shared by the Company. Management believes that Tekni-Plex's strong market presence in its core businesses has been a key element in achieving consistent earnings growth since acquiring the Company in 1994, and that the combined entity's strong market presence in its core businesses will provide the merged group with even greater consistency of earnings and cash flow.

o Diverse product mix and expanded geographic presence. The combined group will offer a more diverse range of products over a wider geographic area and provide a broader base for manufacturing and distribution. The Company currently has sales offices in London and Manila, as well as sales representatives in Europe, China (including Hong Kong) and Mexico. The Company also has distribution networks and manufacturing liaisons in Europe and Southeast Asia (including Australia). PureTec currently has manufacturing and sales offices in Europe and Canada. The Company believes that the combination of its operations with PureTec will provide a foundation for further international expansion.

o Technically sophisticated products; technology sharing. Both the Company and PureTec generally compete in the most technically sophisticated end of each of their markets, such as primary pharmaceutical packaging, medical tubing and medical plastics which are subject to strict FDA regulatory requirements. The manufacturing operations of each entity employ similar core technical competencies, as both involve plastic extrusion and compounding. The Company believes that the PureTec Acquisition provides an opportunity to enhance both companies' operations by combining and sharing the two companies' common and complementary technologies.

o Cost savings and synergies. The Company expects to realize significant cost savings and synergy benefits from (i) improved manufacturing and production efficiencies, (ii) economies of scale and raw material purchasing efficiencies and (iii) the elimination of certain duplicate overhead and operating expenses.

o Significantly increased size. The PureTec Acquisition provides the Company with "critical mass" creating a stronger business than either of the companies operating on a stand-alone basis. The Company believes that its significantly increased size will enhance its ability to access the capital markets.

Competitive Strengths

The Company believes that its competitive strengths include:

o Producer of high quality, technically sophisticated products. The Company believes, based upon its knowledge and experience in the industry, that it has a long-standing reputation as a manufacturer of high-quality, high performance primary packaging products (where the packaging material comes into direct contact with the end- product). The Company's emphasis on quality is evidenced by its product lines which address the high-end of their respective markets. The Company competes in technically sophisticated areas such as the high-barrier pharmaceutical blister packaging market. Over the years, PureTec's operating companies have developed a reputation for high-quality products in their niche markets. PureTec's product lines include technically sophisticated products such as medical and specialty tubing manufactured to precise customer specifications as well as highly specialized medical-grade vinyl compounds.

o Cost efficient producer. The Company continually focuses on improving underlying operations and reducing costs. Since the 1994 acquisition, current management has improved the Company's cost structure from an EBITDA margin (as defined) of 8.5% and income before income taxes as a percent of sales of 6.8% on sales of $44.9 million for the twelve months ended December 31, 1993 to an EBITDA margin of 21.7% and income before income taxes and extraordinary item as a percent of sales of 9.7% on sales of $148.8 million for the trailing twelve months ended December 26, 1997. The Company believes that the PureTec Acquisition provides significant opportunities to realize cost savings and synergies in the combined businesses through the sharing of complementary technologies and manufacturing techniques, as well as economies of scale including the purchase of raw materials. In addition, the Company believes that cost savings can be achieved through the elimination of certain duplicate overhead and operating expenses.

o Experienced management team. The Company's management team has been successful in selecting and integrating strategic acquisitions as well as improving underlying business fundamentals. After significantly improving the business of Tekni-Plex following the 1994 acquisition of the Company by the current owners, management successfully integrated both the Flemington and Dolco operations during 1994, the latter being a public company then nearly twice the Company's size. During the same period, the Brooklyn and Flemington operations were merged, substantially improving production efficiencies and reducing waste. In July 1997, the Company acquired PurePlast Inc. of Ontario, Canada whose operations have already been successfully integrated with those of the Company. Members of the management team have integrated acquisitions, effected turnarounds, provided strategic direction and leadership, increased sales and market share, improved manufacturing efficiencies and productivity, and developed new technologies to enhance the competitive strengths of the companies they have managed. The Company believes that its track record of integrating acquisitions will serve as the basis for the successful integration of PureTec. In addition, PureTec has managers in each of its business units with extensive experience and expertise as well as thorough technical and operating skills.

o Strong market share in core businesses. The Company has a strong market presence in its core product lines. The Company believes that it produces in excess of 80% of all foam egg cartons and has approximately 40% of the overall egg carton market which is split approximately equally between foam and pulp-based products. The Company believes that it has greater than a 90% share of the market for clear, high-barrier laminations for pharmaceutical blister packaging. The Company has also built a strong presence in the processor tray market where it believes that it has greater than a 25% share. PureTec has leading market positions in most of its core product lines. PureTec believes that it is the leading producer of garden hose in the United States with over 40% of the market and that it is the second largest non-captive manufacturer of medical tubing with approximately 60% of the market for cardiovascular tubing and 50% of the intravenous tubing market. PureTec is also the leading producer of precision tubing and gaskets for packaging applications, with over 90% of the domestic, non-captive markets for such products. PureTec's management believes that it is the world's largest producer of high-quality vinyl compounds for the medical industry with approximately 50% of the domestic, non- captive market. In addition, PureTec is the leading non-captive supplier of recycled PET suitable for reuse in new bottles, as well as plastic sheet and other specialized applications.

o Strong customer relationships. Both the Company and PureTec have long-standing relationships with many of their customers. The Company estimates the average tenure among the Company's ten largest customers at more than 14 years. The Company attributes its long relationships with its customers to the ability to consistently manufacture high quality products and to consistently provide a superior level of customer service. The Company routinely wins recognition for its superior products and customer service including a recent Outstanding Supplier Award from Pharmacia & Upjohn, and an Outstanding Quality Award from Abbott Laboratories. PureTec estimates the average tenure among PureTec's ten largest customers at more than 14 years. PureTec has a significant base of large, stable customers who purchase PureTec's products on a repeat basis. PureTec attributes its long relationships with customers to its ability to produce consistent, high-quality products with on-time delivery.

Business Strategy

The Company seeks to maximize its growth and profitability and take advantage of its competitive strengths by pursuing the following business strategy:

o Ongoing cost reduction through technical process improvement. The Company has an ongoing program to improve manufacturing and other processes in order to drive down costs. Examples of cost improvement programs include:
   (i) material and energy conservation through enhanced process controls;
   (ii) reduction in machine set-up time through the use of proprietary technology; (iii) continual product line rationalization; and (iv) development of backward integration opportunities. The Company believes that the PureTec Acquisition will give rise to significant cost savings from improved manufacturing efficiencies, economies of scale and reduced operating and overhead expenses.

o  Internal growth through product line extension and improvement.  The
   Company continually seeks to improve and extend its product lines and leverage its existing technological capabilities in order to increase market share and improve profitability. The Company believes that it has a significant opportunity to increase sales of its foamed polystyrene packaging products by focusing on incremental improvements to these products. The Company's strategy is to emphasize its expertise in providing primary packaging materials with specific high performance characteristics through the use of various plastic materials (and combinations thereof) and proprietary manufacturing process techniques. PureTec has also developed a successful track record of new and improved products. PureTec's garden hose business has introduced patented Colorite(R) Evenflow(R) design and drinking water safe product lines. PureTec's medical tubing business has introduced microbore tubing, silicone substitute formulations, and trilayer tubing substitutes. In PureTec's medical-grade vinyl compounds business, PureTec's chemists work closely with customers to develop compounds that address their specific requirements. Through this custom work, PureTec has introduced a number of breakthroughs to the medical device industry by developing formulations with unique physical characteristics. For example, PureTec has recently developed a new family of flexible vinyl compounds designed to replace silicone rubber in a variety of medical and commercial applications. The Company believes that the PureTec Acquisition may accelerate new product introduction through the sharing of technological and manufacturing expertise and the joint development of new products.

o Growth through international expansion. The Company believes that there is significant opportunity to expand international sales. The Company currently has sales offices in London and Manila as well as sales representatives in Europe, China (including Hong Kong) and Mexico. The Company also has distribution networks and manufacturing liaisons in Europe and Southeast Asia (including Australia). PureTec's international operations give the Company a manufacturing and direct sales force presence in Europe and also strengthen the Company's existing presence in Canada. The Company expects that the combination of its operations with PureTec will provide a foundation for the further expansion of both companies' products in other overseas markets.

o Growth through acquisitions. The PureTec Acquisition is consistent with the Company's objective of pursuing acquisitions which provide the Company with the opportunity to gain economies of scale and reduce costs through, among other things, technology sharing and synergistic cost reduction. The Company will continue to selectively pursue acquisitions when the opportunity arises.

Products

Tekni-Plex

Flexible Packaging Group. The Flexible Packaging Group sells printed and unprinted multi-layer constructions of plastic, paper and metal films and sheets combined with layers of other materials for particular purposes, with emphasis on pharmaceutical and food applications. The principal product lines in this group are clear, high-barrier laminations for pharmaceutical blister packaging, and closure (bottle cap) liner products primarily for pharmaceutical end-uses.

Transparent, high-barrier blister packaging is primarily used to protect over-the-counter and ethical drugs from moisture vapor infiltration or desiccation. Blister packaging is the preferred packaging form when dispenser handling can affect shelf life or drug efficacy, or when unit dose packaging is needed. Unit dose packaging is being used to improve patient compliance with regard to dosage regimen, and has been identified as the packaging form of choice in addressing child safety aspects of drug packaging. The advantages of transparent blisters, as opposed to opaque foil-based materials, include the ability to visually inspect the contents of the blister and to present the product with maximum confidence.

Before 1994, the Company's line of blister laminations addressed a relatively small (although important) range of performance requirements, namely, the high-barrier category. New products developed since the 1994 acquisition have extended the Company's offerings to include the ultra-high-barrier category, previously confined to foil-based (non-transparent) products, and the low-to-medium barrier category, previously confined to solution-coated products (as opposed to laminated products).

Closure liners perfect the seal between a container and its closure, for example, between a bottle and its cap. The liner material has become an integral part of the container/closure package. Without the gasketing effect of the liner, most container/closure packages would not be secure enough to protect the contents from contamination or loss of freshness.

The Company has a broad range of closure liner products currently available in the marketplace including some of the most innovative structures available for tamper protection and special barrier applications. The Company's major closure liner products include PS22 (a pressure sensitive coated polystyrene foam generally used for over-the-counter and ethical drugs and vitamins), VapoSeal(R) (vinyl coated aluminum foil used for highly hygroscopic products such as antacid), Heat Sealable Innerseals (high-barrier seals for highly-sensitive products), and Tekniseal(R) 33 (extruded polyethylene liner used generally as a backing for aqueous applications).

The Flemington acquisition added strategically important new pharmaceutical products to the Company's line for the packaging of transdermal patches, sutures, iodine and alcohol swabs, aspirin and other physician samples. In addition, the Company manufactures food packaging laminations, optical fiber cable shielding materials, specialty wire and cable wrap, electrical laminates, and other specialty coating laminates for industrial applications.

The Company's line of calendered PVC sheet, obtained through the Pure Plast acquisition, is used by the pharmaceutical industry for unit dose blister packaging of less hydroscopic over-the-counter and ethical drugs. PVC sheet is also one of the critical components in the Company's line of clear high-barrier laminations. The Company also produces PVC sheet with electrostatic dissipation formulations which is used by the electronics industry to protect sensitive components.

Foam Products Group. The Foam Products Group sells a wide variety of foamed polystyrene products, including egg packaging, processor trays for the poultry, pork and sausage industries, apple packaging, mushroom tills, containers for food products and baked goods, supermarket meat trays, disposable plates, and hinged-lid containers for the food service industry. These products are primarily used for the sale of food items and are designed for protection, freshness, insulation, sanitation, and merchandising impact. Some of the foam products are further laminated and/or coated with other materials prior to being sold to customers.

In terms of economic and functional characteristics, foamed polystyrene products offer a combination of high strength, minimum material content and superior moisture barrier performance. Foamed polystyrene products also offer greater dimensional consistency that enhances the high speed mechanical feeding of cartons and trays into automated package filling operations.

The Company is the leading manufacturer of foam egg packaging products and offers the broadest product line in the industry. Egg cartons may be printed, embossed, or laminated to meet customer specifications. The Company's extensive line of egg packaging is marketed in seven basic foam colors (often used to distinguish the various grades of eggs) and is almost always printed in multiple colors. Foam egg cartons (unlike pulp-based cartons) have smooth surfaces, inside and out, that are suitable for high-definition printing. By utilizing both the inside and outside surfaces for printing, foam egg cartons maximize the amount of space available for each customer's unique advertising requirements. The precise dimensions of polystyrene foam cartons lend themselves to automated, high-speed, mechanized dispensing systems used in the egg packing industry. The Company has been the innovator of new packaging concepts and designs and was the first to manufacture foam egg cartons in eight, twelve, and eighteen egg configurations. In addition, the Company was the first to manufacture foam egg cartons with post-consumer recycle content with the approval of the FDA.

Processor trays require greater dimensional consistency, strength and higher resiliency than trays used by supermarkets because of their use in high-speed automated poultry and meat packaging machines and because of handling during shipping. The Company's processor trays are widely recognized for their high performance qualities. Since the 1994 acquisition, the Company, through proprietary technological advances, has developed a new line of products that have a lower density of polystyrene foam but still meet all customer requirements for strength and durability. Processor trays may also be printed, embossed or laminated to meet customer specifications. Processor trays are most often sold with an absorbent pad fixed to the tray bottom. The trays and pads are generally designed to the customer's specifications to meet functionality requirements.

PureTec

PureTec's operations consist of two manufacturing categories, "Plastic Products," with approximately 60% of total sales; and "Plastic Materials," with approximately 40% of total sales. PureTec's major product lines are listed below, with the manufacturing division names in parentheses:

Plastic Products                        Plastic Materials
---------------------------------------------------------------------------
Garden Hose (Colorite Plastics)         Medical-grade Vinyl Compounds
                                        (Colorite Polymers)

Medical Tubing (Plastron)               Specialty Vinyl Polymers (Colorite
                                        Polymers; Cybertech Polymers)

Specialty Tubing & Gaskets (Action      Recycled Plastics (Pure Tech Plastics)
Technology; American Gasket &
Rubber)

Garden Hose. PureTec believes that its Colorite Plastics division is the leading producer of garden hose in the United States, with more than 40% of the market. Colorite Plastics' market strategy is to provide a complete line of innovative, high-quality products along with superior customer service. Innovations have included the patented Colorite(R) EvenFlow(R) design and the "drinking water safe" product lines. In addition to its core garden hose business, Colorite Plastics has launched new products, such as a new line of irrigation products for the do-it-yourself markets. For example, in recent years the division has introduced an irrigator "soaker hose," composed of 65% recycled rubber, and the Auto-Moist(TM) line of drip irrigation and watering products. Colorite Plastics also manufactures specialty hose products such as air hose.

Medical tubing. PureTec's Plastron division has been a leader in disposable medical tubing for more than 40 years. Plastron specializes in high-quality, close tolerance tubing for various surgical procedures and related medical applications. These applications include intravenous ("IV") therapy, hemodialysis therapy, cardiovascular procedures such as coronary bypass surgery, suction and aspiration products, and urinary drainage and catheter products. New products include microbore tubing, silicone substitute formulations, and trilayer tubing substitutes. Plastron has developed microbore tubing with extremely small internal diameters which can be used to regulate the delivery of intravenous fluids without the need for more expensive drip control devices.

Specialty Tubing & Gaskets. PureTec's specialty tubing and gasket product line consists of (i) extruded plastic tubing, sold primarily to manufacturers of aerosol valves, dispenser pumps, and writing instruments; (ii) rubber and thermoplastic gaskets for the aerosol and dispenser pump markets; and (iii) consumer products, chiefly consisting of swimming pool and other corrugated hose. These products are manufactured primarily by PureTec's Action Technology ("Action") division, which includes the American Gasket and Rubber Company ("AGR"), Plastron, and Action-Europe. Most of Action's products are manufactured by the plastic extrusion process and are sold throughout the United States, Europe, and selected worldwide markets. Writing instrument products include pen barrels and ink tubing as well as ink reservoirs for felt-tip pens. Action's sales to the dispenser industry are comprised of dip tubes which transmit the contents of a dispenser can to the nozzle, and plastic and rubber gaskets and seals used in the manufacture of dispenser valves and pumps. These products are manufactured to very precise tolerances, according to the specifications developed by Action and its customers for specific applications. Other OEM (Original Equipment Manufacturer) sales include corrugated hose to manufacturers of floor care products, and various types of hoses and tubing for other industrial applications. Action also manufactures consumer products which are primarily sold to retail merchandisers, including swimming pool and spa hose.

Medical-grade Vinyl Compounds. PureTec believes that its Colorite Polymers division is the world's largest producer of high-quality vinyl compounds for use in the medical industry with approximately 50% of the domestic, non-captive market. Medical-grade compounds are sold primarily under the "Unichem
Products" brand. For more than 30 years, Colorite Polymers has been supplying specialized vinyl compounds to leading manufacturers of medical devices and equipment for FDA-regulated applications. Colorite Polymers' chemists work closely with customers to develop compounds that address their specific requirements. Through this custom work, PureTec has introduced a number of breakthroughs to the medical device industry by developing formulations with unique physical characteristics. For example, Colorite Polymers has recently developed a new family of flexible vinyl compounds designed to replace silicone rubber in a variety of medical and commercial applications.

Special Vinyl Polymers. PureTec's specialty vinyl polymers business consists of two divisions of the Colorite Polymers group: Burlington Resins, Inc., doing business as Colorite Specialty Vinyl Resins ("SVR"); and Cybertech Polymers. SVR employs specialized technology to produce dispersion, blending, and copolymer suspension resins for a variety of industries, including floor covering, automotive sealants and adhesives, coil coatings, plastisol compounding and PVC packaging. SVR is actively developing new products to serve specific customer applications. The SVR division has also added to its product line by initiating a technology exchange with Vinnolit Kunstsoff of Ismaning, Germany. The exchange agreement enhances PureTec's breadth of product line by offering specialty resin formulations not previously available in North America. The Cybertech Polymers division produces a variety of specialized and general purpose vinyl compounds. Approximately 70% of Cybertech Polymers' outside sales are to manufacturers of wire and cable, with the remaining outside sales going to the footwear, general purpose extrusion and molding markets.

Recycled Plastics. PureTec believes that its Pure Tech Plastics division is the leading non-captive supplier of high-quality recycled PET suitable for reuse in new bottles, as well as plastic sheet and other specialized applications. The division has developed proprietary processes for cleaning, sorting, and recycling post-consumer plastic bottles into clean PET flakes or pellets. This technology has been optimized to produce extremely high quality recycled PET, suitable for reuse in new bottles. This technology continues to be refined by PureTec engineers, and has been licensed to other companies in a number of countries, including Taiwan, South Korea, Canada and Japan.

Sales, Marketing and Customers

Tekni-Plex

As of June 27, 1997, the Company had a sales team comprised of 41 people, covering both domestic and international sales. There were 14 salespeople in the Flexible Packaging Group and 27 in the Foam Products Group. The Company believes it has earned a solid reputation with its customers for high quality service. The Company engages in various marketing activities such as participation in trade shows, mailings of samples, direct calls to potential customers and advertising. The Company is currently developing its own web-site on the Internet.

The Company's high-barrier, blister laminations are sold directly to the major pharmaceutical companies (or their designated contract packagers), while closure liners are sold to the closure (bottle cap) producers who, in turn, supply these same pharmaceutical companies.

Distribution is accomplished from the manufacturing locations to the customers via common carrier and/or customer pick up. In the Foam Products Group, most sales are in full truckload quantities.

The Company has begun to market its full pharmaceutical product line directly on a worldwide basis and is assembling a global network of sales personnel (both direct and outside manufacturer's representatives).

The Company's customer base includes most of the major pharmaceutical manufacturers, most egg packers (including those owned by egg retailers) and many poultry processors. The Company estimates the average tenure among the Company's ten largest customers at more than 14 years. Overall customer concentration is low with the largest single customer accounting for less than 9% of total sales and the top ten customers generating approximately 38% of sales for the trailing twelve months ended December 26, 1997.

PureTec

Colorite Plastics' garden hose products are sold primarily to home centers, hardware cooperatives, food, automotive, drug and mass merchandising chains and catalog companies throughout the United States and Canada. Colorite Plastics' largest customers include some of the fastest growing and most widely respected retail chains in North America including Wal-Mart, Home Depot and ACE Hardware. Colorite Plastics, like other PureTec divisions, is also expanding to international markets. Products are sold directly through Colorite Plastics' salespeople and also through approximately 20 independent representatives. The division sells both private label and brand-name products to the retail market. Advertising is limited to trade journals and advertising allowances to retailers.

Plastron division's medical tubing is sold primarily to a small number of manufacturers of medical devices. Products are sold directly through Plastron's salespeople. Advertising is conducted primarily through trade journals and trade shows.

Action's OEM sales are conducted by technically trained full-time employees who coordinate marketing activities directly with the managers of each plant. Action also uses independent representatives to sell its pool hose products. In addition, Action manufactures and markets pool hose nationwide under a joint agreement with Haviland Consumer Products. This agreement utilizes the technology and marketing strengths of both companies in their effort to build a leadership position in the market for pool hose.

PureTec's Colorite Polymers division sells medical-grade compounds to leading manufacturers of medical devices and equipment and to producers of tubing and closures for the food and beverage industry. Colorite Polymers sells medical grade compounds in worldwide markets. Products are sold directly though PureTec's salespeople. Advertising is limited to trade journals and trade shows.

SVR's products are sold throughout the United States through SVR's salespeople. PureTec's management believes that SVR has built a relatively unique position in the specialty resins market by offering customized products for niche markets that the larger commodity producers do not serve.

Cybertech Polymers' compounds are sold throughout the United States by an internal sales force and eight independent representatives. Approximately 50% of Cybertech Polymers' overall production is used internally by PureTec's Colorite Plastics division in the manufacture of garden hose.

PureTec's PET recycling operations (Pure Tech Plastics) involve the processing of used and discarded PET containers back into raw material forms that can be substituted for virgin PET material. The selling price for recycled PET material reflects a discount from the market price of virgin PET. PureTec attempts to negotiate contracts for the supply of used bottles that link their cost for the bottles to the price of virgin PET thereby reducing the volatility of the differential between PureTec's cost of raw materials versus its selling price for recycled PET. Sales of recycled material are accomplished by an internal sales force.

Each of PureTec's core product lines are sold in different markets with different customers, competitors, and pricing structures. PureTec estimates the average tenure among PureTec's ten largest customers at more than 14 years. Although in a number of these product lines the ten largest customers represent more than 75% of sales, PureTec's overall customer concentration is low. PureTec's largest customer accounts for about 12% of gross sales and the top ten customers generated approximately 30% of sales for the year ended July 31, 1997.

On a pro forma basis as of December 26, 1997 after consummation of the Transactions, the combined entity's largest single customer would have accounted for less than 9% of total sales and the top ten customers would have generated approximately 28% of sales.

Manufacturing

The Company and PureTec employ similar core technical competencies in their respective manufacturing operations, as both utilize the processes of plastic extrusion and compounding.

Tekni-Plex

Flexible Packaging. The Company manufactures primary flexible packaging materials in three locations: Somerville, New Jersey; Flemington, New Jersey and Cambridge, Ontario (Canada). Both New Jersey locations have thermal oxidation devices that provide the controls necessary to meet clean air emissions standards. The Cambridge facility meets the applicable emissions standards without such a device.

The manufacturing processes involve compounding, calendering, extrusion and adhesive laminating, coating, printing and slitting. Raw materials used include plastic films, metal foils, plastic resins, plasticizers, paper, adhesives, inks and coatings. The Company has what it considers to be numerous proprietary methods and formulations that are used to manufacture products with specific sets of functional properties suited for specific packaging end uses. For example, the Company's line of pharmaceutical-grade, clear, high-barrier laminations utilizes proprietary adhesive technology to laminate Aclar(R) films, a material that does not lend itself easily to adhesion onto other plastic films and sheets.

The packaging materials for pharmaceutical applications require special documentation of material sources and uses within the manufacturing process as well as heightened quality assurance measures. See "--Competition."

Foam Products. The Company manufactures foamed polystyrene packaging and food service products in five locations: Somerville, Wenatchee (Washington), Decatur (Indiana), Dallas (Texas) and Lawrenceville (Georgia).

The manufacturing processes include compounding, extrusion, thermoforming, printing and application of absorbent padding. Raw materials used are polystyrene, blowing agents, color concentrates, inks, tray padding materials and plastic bags. The Company has what it considers to be numerous proprietary methods and formulations that are used to produce a wide variety of structures which have specific sets of functional properties suited for specific uses.

PureTec

PureTec's manufacturing operations are conducted in 22 plants worldwide, and are organized under four principal operating groups: Colorite Plastics, Colorite Polymers, Action Technology, and Pure Tech Plastics.

Founded in 1949 in Garfield, New Jersey, Colorite Plastics manufactures vinyl garden hose in five modern facilities located throughout the United States. In 1996, it began serving the Canadian market with a new facility in Mississauga, Ontario. In five of these six locations, Colorite Plastics manufactures vinyl garden hose by the plastic extrusion process. The sixth facility, located in Tonawanda, New York, manufactures brass couplings used in the production of garden hoses.

Colorite Polymers manufactures medical-grade vinyl in facilities in Ridgefield, New Jersey; Sparks, Nevada; and Belfast, Northern Ireland. Vinyl is sold primarily in the form of pellets, which are manufactured by compounding vinyl resins with plasticizers, stabilizers, and other additives. The Cybertech Polymers division of Colorite Polymers also produces vinyl compounds using similar techniques and equipment. Approximately 50% of Cybertech Polymers' overall production is used internally by PureTec's Colorite Plastics division in the manufacture of garden hose. The SVR division, located in Burlington, New Jersey, produces vinyl resins with specialized reactors found in only one other plant in the world. In addition to internal uses, these resins are used in a variety of industries, including floor covering, automotive sealants and adhesives, coil coatings, plastisol compounding and PVC packaging.

PureTec's specialty tubing and gasket products are manufactured by the Action division, AGR, Plastron, and Action-Europe. Except for gaskets, most of Action's products are manufactured by the plastic extrusion process. Most gaskets are punched from proprietary rubber and plastic formulations that are developed and manufactured by AGR and Action-Europe. Each Action facility is strategically located to supply multi-national customers on a timely basis. In the United States, Action maintains plants in New Jersey and Illinois. AGR's facilities are in Illinois and Action's Plastron subsidiary operates in California and Georgia. Action's three European plants, located in Belgium and Italy, serve the European, Asian, and African markets with products similar to those manufactured in the United States.

The Pure Tech Plastics division uses proprietary technology for cleaning, sorting, and processing post-consumer plastic bottles into clean PET flakes or pellets. This technology has been optimized to produce extremely high quality recycled PET, suitable for reuse in new bottles. Pure Tech Plastics operates three recycling facilities in Michigan, Maine, and New York. A new state-of-the-art facility is currently planned to open in Huntington, West Virginia in 1998.

Raw Materials

Tekni-Plex

Polystyrene resin is the Company's largest single raw material component. Polystyrene resin is widely available and is purchased by the Company from several of the top suppliers. Aclar[Registered], a specialty film material produced by Allied Signal and used in clear, high-barrier laminations, is the second largest material component. Allied Signal, which has been supplying Aclar[Registered] films to Tekni-Plex for nearly 30 years, is the sole manufacturer and supplier of Aclar[Registered]films. In the history of this relationship with Allied Signal, there has never been a significant interruption in the supply of Aclar[Registered]. If the supply of Aclar[Registered] were to be significantly interrupted, the Company would begin substituting alternative blister packaging materials.

Historically, the Company has been able to pass through substantially all of the price increases in raw materials to its customers. For example, over the 18 month period from January 1994 to June 1995, polystyrene prices rose by a total of approximately 49%. Over that same period, the Company's gross margin, expressed as a percentage of sales, rose from 18.4% to 21.8%. However, there can be no assurance that the Company will be able to pass on raw material price increases in the future.

PureTec

The primary materials used by PureTec in the manufacture of its products are plastic resins, primarily polyvinyl chloride, polypropylene and polyethylene, and also plasticizers. All of these materials are widely available from numerous sources and PureTec currently purchases these raw materials from multiple suppliers.

The Colorite Plastics division typically sets prices for its garden hose products in advance of each season and, to the extent that raw material costs increase more than anticipated, the additional costs generally cannot be passed on during that season. However, with respect to its other markets, PureTec has generally been able to pass on substantially all of the price increases to its customers.

Proprietary Technology and Trademarks

Each of the Company and PureTec seeks to safeguard its respective proprietary technology through the filing and registering of patents and trademarks, the use of confidentiality agreements, and by restricting access to its plants. However, in the opinion of management, none of the Company's or PureTec's patents or trademarks is material to their respective operations.

Competition

Tekni-Plex

Flexible Packaging Group. The Company considers itself to be the market leader in clear, high-barrier laminated blister materials with a greater than 90% share of the market for these products. These clear, laminated products primarily compete with solution-coated and foil-based products manufactured by various competitors.

The Company believes that pharmaceutical packaging products sold in the United States enjoy a significant barrier to entry due to the stringent approval process employed by the FDA. The entire process for new drug approval in the past has averaged approximately 10 years, beginning with clinical trials and ending with stability testing. The stability step requires that the drug be tested in the packaging materials intended for commercial use. The cost of stability testing is substantial. Therefore, when FDA approval is finally attained, the drug companies are generally compelled, as a practical matter, either to use the same packaging materials (from the same supplier) or to re-submit to the stability test phase all over again. If the drug company opts to re-submit to the stability test phase, it risks the uncertainty of renewed scrutiny by the FDA. Manufacturers of primary packaging materials for pharmaceutical products (where the drug is in direct contact with the material) must maintain a confidential Drug Master File at the FDA that describes each of its products. Manufacturers of primary packaging materials for pharmaceutical products must also submit to regular, on-site compliance audits performed by the major pharmaceutical companies. Pharma-class Good Manufacturing Practices must be followed, and documentation of each production run must provide an audit trail to allow the drug companies to identify the genesis of each single package released to the market. Suppliers that have a long history of consistently meeting the rigid requirements of the pharmaceutical industry, such as the Company, are generally considered a valuable asset to their pharmaceutical customers.

Foam Products Group. The Company believes that competition within the foam processor tray market is based primarily on customer service, product quality and price. There are two other domestic companies that are significant in the foam processor tray market. The Company estimates, based on its own views of the market, that it has in excess of 25% of the processor tray market.

The Company is one of the market leaders in producing egg cartons taking into account both foam and pulp-based cartons. The Company believes that it currently produces more than 80% of all foam egg cartons, and has approximately a 40% share of the overall egg carton market. In this product line, the Company's primary competitor is a manufacturer of pulp-based egg cartons.

The Company believes that, for its foam egg packaging products, there are significant disincentives for new competitors that include: (i) high capital costs, including high opportunity costs associated with switching assets presently dedicated to other uses to egg carton production; (ii) the high level of technical competence required for the associated manufacturing processes; and (iii) the high cost of meeting required customer order response times in a job-shop environment.

PureTec

PureTec believes that Colorite Plastics is the leading producer of garden hose in the United States, with more than 40% of the market. There are two principal competitors in the United States and several smaller companies have substantially smaller market shares.

PureTec's Plastron division has been a leader in disposable medical tubing for more than 40 years. PureTec's Plastron division is the second largest non-captive manufacturer of medical tubing with approximately 60% of the market for cardiovascular tubing and 50% of the intravenous tubing market. There are four other principal competitors serving the medical tubing market. Many of the Plastron division's products are subject to FDA approval which creates a significant barrier to entry for competition.

Action is the leading producer of precision tubing and gaskets for packaging applications, with over 90% of the domestic, non-captive markets for such products. Action's principal competitive pressure is the possibility of internal production by its customers. The Company believes Action's products compete successfully based on product quality, prompt delivery, technical service and price. Action believes that its ability to produce high volumes of products to exact specifications has been a key to its success in the marketplace and the longevity of its customer relationships.

The Colorite Polymers division is the largest producer of medical-grade vinyl compounds, with approximately 50% of the domestic, non-captive market. The market for medical-grade vinyl compounds is highly specialized, with two significant competitors. For more than 30 years, Colorite Polymers has been supplying these specialized vinyl compounds for FDA-required applications. PureTec believes it competes effectively based on product quality and performance and prompt delivery, and that price is a secondary consideration for its customers.

PureTec's management believes that SVR has built a relatively unique position in the specialty resins market by offering customized products for niche markets that larger commodity producers do not serve. Although SVR's market share in the overall specialty resins market is about 7%, SVR's market share in its target markets exceeds 20%. The division has in the past experienced competitive pressure from large chemical companies who offer a greater breadth of products.

The markets for Cybertech Polymers' vinyl compounds are highly fragmented, and neither PureTec nor any competitor has a controlling share. PureTec believes it competes effectively based on product quality, performance, prompt delivery, and price.

PureTec believes that its Pure Tech Plastics division is the leading non-captive supplier of high-quality recycled PET suitable for reuse in new bottles, as well as plastic sheet and other specialized applications. Pure Tech Plastics competes with other recycling facilities both to obtain materials for recycling and to sell recycled materials to manufacturers. Competition for supplies of recyclable material is based upon price and promptness of service in collecting or accepting material. Competition for sales of recycled material is based on price and consistency of quality. Prices for recycled PET have been volatile in recent years, causing wide swings in the division's revenues and earnings. Recognizing the connection between the pricing of virgin PET and recycled PET, PureTec management has begun to negotiate contracts for the supply of used bottles that link the purchase price of the bottles to the market price of virgin PET. This strategy is expected to reduce the volatility of the differential between PureTec's effective raw material cost and its selling price for finished product.

Facilities

Tekni-Plex

The Company operates seven manufacturing facilities, including the Somerville, New Jersey plant where the Company's headquarters are located. The Company owns all of its manufacturing facilities with the exception of the Dallas manufacturing facility which is currently leased. The Decatur, Lawrenceville, and Wenatchee plants also lease additional warehousing space. The Company owns or leases manufacturing, office and warehouse facilities at the locations shown in the following table:

                                       -------------------------------------------------------------------
                                                                   Size
                                                           (Approximate          Type of          Product
                                         Owned/Leased      Square Feet)      Facility(a)      Category(b)
                                       --------------    --------------    -------------    --------------
Location
------------------------------------
Somerville, NJ.....................                 O           122,960            M/W/O              P/F
Flemington, NJ.....................                 O           145,000            M/W/O                F
Lawrenceville, GA..................                 O           150,000            M/W/O                P
                                                    L            31,662                W                P
Wenatchee, WA......................                 O            99,000            M/W/O                P
                                                    L            26,400                W                P
Decatur, IN........................                 O           187,000            M/W/O                P
                                                    L             3,750                W                P
Dallas, TX.........................                 L           139,000            M/W/O                P
Cambridge, Ontario, Canada.........               O/L            14,000            M/W/O                F

------------
(a) M=Manufacturing; W=Warehouse; O=Office.

(b) P=Foam Products; F=Flexible Packaging.


The Company believes that its present facilities are adequate for its current and projected operations.

PureTec

PureTec believes that its facilities are suitable and have sufficient productive capacity for its current and foreseeable operational and administrative needs. Set forth below is a list and brief description of all of PureTec's offices and facilities, all of which are owned unless otherwise indicated.

                                                                                                           Size
                                                                                                   (Approximate
Location                                 Function                                                  Square Feet)
-------------------------------------    -----------------------------------------------------     ------------
Ridgefield, NJ(a)....................    PureTec Corporate Headquarters                                   9,900
Tonawanda, NY(a).....................    Manufactures brass couplings                                    31,000
Piscataway, NJ(c)....................    Manufactures general purpose vinyl compounds                   150,000
Ridgefield, NJ.......................    Manufactures garden hose and medical-grade vinyl
                                         compounds                                                      328,000
Ridgefield, NJ(c)....................    Warehouse                                                       70,000
Sparks, NV(c)........................    Manufactures garden hose and medical-grade vinyl
                                         compounds                                                      250,000
Waco, TX.............................    Manufactures garden hose                                       104,600
McKenzie, TN(b)......................    Manufactures porous pipe                                        20,000
Mississauga, Ontario(d)..............    Manufactures garden hose                                       150,000
City of Industry, CA(e)..............    Manufactures medical tubing and other specialty tubing         110,000
Clinton, IL..........................    Manufactures dip tubes, writing instrument products and
                                         corrugated hose                                                 62,500
Dalton, GA...........................    Manufactures medical tubing and other specialty tubing          40,000
Erembodegem (Aalst), Belgium.........    Manufactures medical tubing and other speciality tubing         88,200
Milan (Gaggiano), Italy(f)...........    Manufactures rubber compounds                                   15,000
Milan (Gaggiano), Italy..............    Manufactures dispenser gaskets and rubber injection-
                                         molded parts                                                    25,800
Milan (Gaggiano), Italy(c)...........    Manufactures specialty tubing and related products              24,000
Rockaway, NJ.........................    Manufactures specialty tubing and related products              98,600
Schiller Park, IL....................    Manufactures rubber compounds                                   20,000
Schaumburg, IL(g)....................    Manufactures dispenser gasket                                   58,000
Howell, MI...........................    PET recycling plant (inactive)                                  18,400
Livonia, MI(e).......................    PET recycling plant                                             60,000
East Farmingdale, NY(a)..............    PET recycling plant                                             49,000
Auburn, ME(e)........................    Plastics and aluminum baling operation                          22,000
Lawrence Twp., NJ(h).................    PET recycling plant (inactive)                                  80,000
Hillside, NJ(i)......................    Glass recycling plant (discontinued)                            15,000
Newark, NJ...........................    Glass recycling plant & MRF (discontinued)                     101,000
Burlington, NJ.......................    Manufactures specialty PVC resin                               107,000
Belfast, Northern Ireland(j).........    Manufactures specialty compound                                 45,000
                                                                                                          Under
Huntington, WV.......................    PET recycling plant                                       construction

------------
(Years relate to calendar years)

(a) Lease expires in 2001.

(b) Leased on a month-to-month basis.

(c) Lease expires in 2002.

(d) Lease expires in 2005.

(e) Lease expires in 1999.

(f) Lease expires in 2000, with an option to renew for another six year period.

(g) Lease expires in 2020.

(h) Facility not active. Lease expires in June 1998.

(i) Lease expires in 2000.

(j) Lease expires 2017.


Employees

Tekni-Plex

As of June 27, 1997, the Company employed an average of 757 hourly and 127 salaried persons. The Company provides a competitive employee benefits package that includes medical insurance, life insurance, holiday pay, vacations and a 401(k) savings plan. There is also a performance based incentive compensation program for selected managers.

Among the Company's approximately 884 total employees, all are non-union with the exception of approximately 85 employees in the Flemington, New Jersey, manufacturing facility who are represented by a collective bargaining agent. Their collective bargaining agreement will expire on September 30, 1999. The Company believes that its relations with all of its employees are good.

PureTec

As of July 31, 1997, PureTec employed approximately 1,900 full-time employees, of which approximately 1,650 were employed in the United States and the balance in Europe and Canada. Certain employees at facilities in Ridgefield and Rockaway, New Jersey are represented by the International Brotherhood of Teamsters under contracts that expire August 1, 2000. Certain employees at the Burlington, New Jersey facility are represented by the Oil Chemical & Atomic Workers International Union, AFL-CIO, under contracts that expire July 1,
2001. Contracts with both of the above unions were successfully renegotiated in 1997. Certain employees in East Farmingdale, New York are represented by the Waste Material Sorters, Trimmers & Handlers Union, under a contract that expires on April 30, 1998. Approximately 45% of all employees are members of unions including a majority of the European and Canadian employees. PureTec believes that employee relations at all of its manufacturing facilities are good, and it has not experienced any work stoppage since its formation.

Legal Proceedings and Environmental Matters

Tekni-Plex

The Company is regularly involved in legal proceedings arising in the ordinary course of business, none of which is currently expected to have a material adverse effect on the Company's businesses, financial condition, or results of operations.

Like similar companies, the Company's facilities, operations, and properties are subject to foreign, federal, state, and local laws and regulations relating to, among other things, emissions to air, discharges to water, the generation, handling, storage, transportation and disposal of hazardous and nonhazardous materials and wastes and the health and safety of employees. The Company maintains a primary commitment to employee health and safety, and environmental responsibility. The Company's intention and policy are to be at all times a responsible corporate citizen.

The Company's management includes a Director of Environmental Affairs who is primarily engaged in making certain that the Company is in compliance in all material respects with all foreign, federal, state and local laws and regulations relating to the environment, and health and safety. This director performs internal auditing procedures at all of the Company's facilities and provides direction to local facility managers in the compliance areas. The Director of Environmental Affairs and the President of the Company direct outside environmental counsel and outside environmental consulting firms to ensure that regulations are properly interpreted and reporting requirements are met.

With respect to air emissions, in each state where the Company operates a manufacturing facility, the Company has obtained or is in the process of obtaining an agreement with the regulatory authorities to ensure that it has their consent for current operations and, where necessary, to place the Company on an approved compliance schedule. There are currently no known environmental improvements required in respect of the manufacturing facilities of the Company used for laminated and coated materials. In respect of foam products, the Company expects improvements will be needed to address air emissions at three of its manufacturing facilities. The Company has established a capital budget to address such issues.

Although the Company believes that, based on historical experience, the costs of achieving and maintaining compliance with environmental laws and regulations are unlikely to have a material adverse effect on the Company's business, financial condition or results of operations, it is possible that the Company could incur significant fines, penalties, capital costs or other liabilities associated with any confirmed noncompliance or remediation of natural resource damage liability at or related to any of its current or former facilities, the precise nature of which the Company cannot now predict. Furthermore, there can be no assurance that future environmental laws or regulations will not require substantial expenditures by the Company or significant modifications of the Company's operations. See "Risk Factors--Environmental Matters."

PureTec

PureTec is party to certain litigation and environmental proceedings in the ordinary course of business, none of which are believed to be likely to have a material adverse effect on the PureTec's consolidated financial position or results of operations.

Ozite settled litigation with the former owner of Dalen, a discontinued segment of Ozite. In December 1987, Ozite commenced legal proceedings against the seller of Dalen, seeking monetary damages and other equitable relief from the seller for various misrepresentations made in its financial statements and other miscellaneous information, based on which Ozite elected to proceed with the purchase of Dalen. The seller counterclaimed for the recovery of the balance of the purchase price in an amount approximately equal to $3,000,000 plus accrued interest, amounts claimed to be due under a consulting agreement, and punitive damages. The settlement agreement with Dalen provided for Ozite to make two (2) payments of $500,000 each by October 15, 1997 and a payment for $2,250,000 during the first quarter of 1998. Interest accrued on the final payment of $2,250,000 from October 15, 1997 until March 3, 1998, the day the final payment was made. PureTec has made the required payments.

PureTec's facilities, operations, and properties, and its prior ownership of businesses or properties are also subject to foreign, federal, state and local environmental laws and regulations relating to, among other things, emissions to air, discharges to water, the generation, handling, storage, transportation and disposal of hazardous and non-hazardous materials and waste, the investigation and remediation of soil and ground water and the health and safety of employees. Based on historical experience and currently available information, PureTec believes that the costs of maintaining compliance with environmental laws and regulations are unlikely to have a material adverse effect on PureTec. No assurances can be given, however, that PureTec will continue to be able to secure, renew, and maintain compliance with the terms and conditions of the required environmental permits and approvals, that other environmental permits or approvals may not be required for PureTec's operations, or that significant fines or penalties will not be imposed by regulatory entities for any failures to have secured all required environmental permits or approvals. Certain environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar state laws, provide for strict, joint and several liability for investigation and remediation of spills or other releases of hazardous substances. Such laws may apply to conditions at properties presently or formerly owned or operated by PureTec or by its predecessors or previously owned business entities, as well as to conditions at properties at which wastes or other contamination attributable to PureTec or its predecessors or previously owned business entities come to be located. With respect to certain properties which are undergoing or may be required to undergo remediation in the future, PureTec believes that prior owners or operators are or will be obligated to perform any required remediation, or to indemnify PureTec pursuant to agreements with such parties, should PureTec be required to perform such remediation. There can be no assurance, however, that such third parties will perform their obligations under such agreements and as a result it is possible PureTec will be required to make material expenditures relating to those matters in the future. Further, there can be no assurance that new facts regarding potential liabilities will not arise or that more stringent statutory or regulatory environmental or work place safety requirements will not be enacted or adopted in the future which could have a material adverse effect on PureTec's business, financial condition or results of operation, or materially restrict PureTec's operations or business. See "Risk Factors--Environmental Matters."

PureTec recently received a correspondence from a customer claiming damages relating to an alleged defective product sold by Plastron. The customer alleges that it has suffered direct and indirect damages in a yet to be determined amount but which the customer initially projected to be between $1 million and $10 million. PureTec is currently investigating the merits of this correspondence and whether it would be covered by insurance. PureTec intends to contest any claim that might arise from this correspondence vigorously.

There can be no assurances as to the ultimate outcome of these litigations or proceedings or their possible impact on PureTec.

General

The Company's executive offices are located at 201 Industrial Parkway, Somerville, New Jersey 08876, and its telephone number is (908) 722-4800.



                                MANAGEMENT

The directors and executive officers of Tekni-Plex are listed below. Each director is elected at the annual meeting of the stockholders of Tekni-Plex to serve a one year term until the next annual meeting or until a successor is elected and qualified, or until his earlier resignation. Each executive officer holds his office until a successor is chosen and qualified or until his earlier resignation or removal. Pursuant to its by-laws, Tekni-Plex indemnifies its officers and directors to the fullest extent permitted by the General Corporation Law of the State of Delaware and Tekni-Plex's certificate of incorporation.

Name                        Age   Position
-------------------------   ---   -------------------------------------------------
Dr. F. Patrick Smith.....   50    Chairman of the Board and Chief Executive Officer
Kenneth W.R. Baker.......   52    President and Chief Operating Officer
Arthur P. Witt...........   67    Corporate Secretary and Director
William H. Kaplan........   46    Controller
Marvin Weintraub.........   51    Director of Management and Information Systems
J. Andrew McWethy........   57    Director
Barry A. Solomon.........   49    Director
Stephen A. Tuttle........   57    Director
Michael F. Cronin........   43    Director

Dr. F. Patrick Smith has been Chairman of the Board and Chief Executive Officer of Tekni-Plex since March 1994. He received his doctorate degree in chemical engineering from Texas A&M University in 1975. He served as Senior Chemical Engineer to Texas Eastman Company, a wholly owned chemical and plastics subsidiary of Eastman Kodak, where he developed new grades of polyolefin resins and hot melt and pressure sensitive adhesives. In 1979, he became Technical Manager of the Petrochemicals and Plastics Division of Cities Service Company, and a Member of the Business Steering Committee of that division. From 1982 to 1984, Dr. Smith was Vice President of R&D and Marketing for Guardian Packaging Corporation, a diversified flexible packaging company. Thereafter, he joined Lily-Tulip, Inc. and managed their research and marketing functions before becoming Senior Vice President of Manufacturing and Technology. Following the acquisition of Lily-Tulip by Fort Howard Corporation in 1986, he became the Corporate Vice President of Fort Howard, responsible for the manufacturing and technical functions of the combined Sweetheart Products and Lily-Tulip operations. From 1987 to 1990, Dr. Smith was Chairman and Chief Executive Officer of WFP Corporation. Since 1990, Dr. Smith has been a principal of Brazos Financial Group, a business consulting firm. Dr. Smith is a limited partner of the Tekni-Plex Partnership.

Kenneth W.R. Baker has served as Tekni-Plex's Chief Operating Officer since April 1994 and as President since July 1995. He joined the Lily Division of Owens-Illinois, Inc. in 1975, serving as its Manager of Systems Development from 1975 to 1977 and as its Financial and Planning Manager from 1977 to 1980. Since 1980, he has served in a number of technical and managerial positions. These include Manager, Industrial Engineering at the Lily Division from 1980 to 1981, Director, Corporate Technology at Lily-Tulip, Inc. from 1981 to 1986 and Vice President, Operations at Fort Howard Cup Corporation from 1986 to 1987.
In 1987, Mr. Baker joined WFP Corporation, Inc. as Senior Vice President, Operations and eventually became the company's President and CEO before leaving the company in 1992. Thereafter, Mr. Baker became Vice President, Research and Development at the Molded Products Division of Carlisle Plastics, Inc. where he stayed until joining the Company. Mr. Baker is a limited partner of the Tekni-Plex Partnership.

Arthur P. Witt has been a director of Tekni-Plex since March 1994 and was appointed Secretary in January 1997. Since July 1989, he has been president of PAJ Investments which is involved in financial consulting and property management. Over the same period, Mr. Witt also served as a temporary chief financial officer for WFP Corporation and Flexible Technology. Prior to 1989, Mr. Witt served in a number of senior management positions for companies such as Lily-Tulip, Inc., BMC Industries and Fort Howard Paper Co. Mr. Witt is a limited partner of the Tekni-Plex Partnership.

William H. Kaplan joined Tekni-Plex in August 1992 and has been the Company's Controller since March 1994. From 1977 until 1992, Mr. Kaplan was a manager with Rich Baker Berman & Co., P.A.

Marvin Weintraub has served as Tekni-Plex's Director of Management and Information Systems since August 1996. From 1980 until joining the Company, Mr. Weintraub served as the MIS Director for N. Erlanger Blumgart Inc. where he was responsible for all of that company's data processing activities.

J. Andrew McWethy has served as a director of Tekni-Plex since March 1994. He is a co-founder of MST Partners L.P. ("MST L.P.") and MST Offshore Partners, C.V. (together with MST L.P., the "MST Investment Partnerships"), each of which was formed in 1989, and is a general partner of MST Management, L.P., a general partner of MST Investment Partnerships. Prior to 1989, Mr. McWethy was employed by Irving Trust Company for twelve years where he held various positions including most recently that of President of Irving Capital Corporation.

Barry A. Solomon has served as a director of Tekni-Plex since March 1994. He is a co-founder of the MST Investment Partnerships and is a general partner of MST Management, L.P. Prior to 1989, Mr. Solomon was employed by Irving Trust Company for ten years as Vice President of Irving Capital Corporation.

Stephen A. Tuttle has served as a director of Tekni-Plex since March 1994. He is a co-founder of the MST Investment Partnerships and is a general partner of MST Management, L.P. Prior to 1989, Mr. Tuttle was employed by Irving Trust Company for four years as Vice President of Irving Capital Corporation.

Michael F. Cronin has served as a director of Tekni-Plex since March 1994. He has invested in emerging growth companies and various industrial and service businesses since 1978. Since June 1991, Mr. Cronin has been a general partner of Weston Presidio Capital.

Compensation of Directors

Tekni-Plex reimburses directors for any reasonable out-of-pocket expenses incurred by them in connection with services provided in such capacity. In addition, Tekni-Plex compensates outside directors for services provided in such capacity of up to $15,000 per fiscal year for each such director.

Compensation of Executive Officers

The following table sets forth the remuneration paid by Tekni-Plex to the Chief Executive Officer and the next most highly compensated executive officer of Tekni-Plex whose salary and bonus exceeded $100,000 for the years indicated in connection with his position with Tekni-Plex:

                        Summary Compensation Table

                                                      ------------------------------------------------------------
                                                                                Annual Compensation
                                                                       ----------------------------
                                                                                                      Other Annual
Name & Principal Position                               Fiscal Year        Salary           Bonus     Compensation
---------------------------------------------------   -------------   ------------   ------------    -------------
Dr. F. Patrick Smith,...............................      1997        $   490,385    $  1,921,291    $  15,417(a)
   Chairman of the Board and Chief Executive Officer
                                                          1996            351,923         859,248       21,245(a)
                                                          1995            300,000         333,678        6,624(a)

Mr. Kenneth W.R. Baker,.............................      1997        $   260,096    $    960,645    $  32,136(a)
      President and Chief Operating Officer
                                                          1996            217,308         429,624       13,870(a)
                                                          1995            162,500         166,839         --

------------
(a) Amount reimbursed during the fiscal year for payment of taxes.


Employment Agreements

Tekni-Plex recently renewed its employment agreements with Dr. F. Patrick Smith and Mr. Kenneth W.R. Baker. Both Dr. Smith and Mr. Baker's employment agreements expire June 30, 2000 and have renewal provisions.
The employment agreements provide, among other things, for (i) payment of a base annual salary in the amount of $650,000 in the case of Dr. Smith and $325,000 in the case of Mr. Baker, and that these salaries may be increased (but not decreased) at the sole discretion of Tekni-Plex's Board of Directors, (ii) payment of bonuses based on Tekni-Plex's performance, and (iii) certain fringe benefits. Each employment agreement provides that the executive may be terminated by Tekni-Plex upon the following bases:
(i) for cause or (ii) death or disability of the executive. Each of Dr. Smith and Mr. Baker are entitled to severance benefits if he is terminated due to the occurrence of an event specified in the preceding sentence.

The employment agreements also provide that the executives may not compete with Tekni-Plex or its subsidiaries during the period of employment and for one year thereafter.

Compensation Committee Interlocks and Insider Participation

Mr. Witt, who is also the corporate secretary of Tekni-Plex, has served as a member of the compensation committee of Tekni-Plex's board of directors. In addition, as Chief Executive Officer of Tekni-Plex, Dr. Smith participated in deliberations concerning the compensation of certain executive officers of Tekni-Plex (but not the compensation for himself or Mr. Witt).


                            SECURITY OWNERSHIP

Tekni-Plex Partnership owns 100% of the outstanding shares of Tekni-Plex and 95.1% of Tekni-Plex on a diluted basis.

Tekni-Plex Partnership has one general partner and six limited partners. Messrs. McWethy, Solomon and Tuttle are affiliated with the general partner of Tekni-Plex Partnership which owns an aggregate interest in the net profits of Tekni-Plex Partnership equal to approximately 55% and Dr. Smith owns an interest in the net profits of Tekni-Plex Partnership equal to approximately 18%, in each case, subject to certain conditions contained in Tekni-Plex Partnership's agreement of limited partnership.

In 1994, Kenneth W.R. Baker was granted options on 2.5% of Tekni-Plex's common stock, with anti-dilution provisions. Mr. Baker's option has a term of fifteen years from the date of the grant. The option terminates immediately upon Mr. Baker's termination for cause from Tekni-Plex. If Mr. Baker for any other reason ceases to be employed by Tekni-Plex or is terminated by reason of a disability, the option may be exercised for a period of six months following Mr. Baker's cessation of employment. The option may be exercised by Mr. Baker's estate for a year following Mr. Baker's death.

In April 1997, Tekni-Plex, Tekni-Plex Partnership and Dr. F. Patrick Smith entered into an agreement pursuant to which: (i) so long as Tekni-Plex Partnership continues, Dr. Smith has an option to acquire an interest in Tekni-Plex Partnership representing up to 1.4% of the outstanding equity interest in Tekni-Plex Partnership; and (ii) if Tekni-Plex Partnership has been dissolved, Dr. Smith has an option to acquire shares of common stock of Tekni-Plex representing up to 1.4% (less any options exercised pursuant to clause (i) above) of the outstanding common stock. These options have a term of five years from the date of the grant.

In January 1998, Tekni-Plex adopted an incentive stock plan (the "Stock Incentive Plan"). Under the Stock Incentive Plan, 45.75206 shares are available for awards to employees of Tekni-Plex. Options will be granted at fair market value on the date of grant. Upon adoption of the Stock Incentive Plan, options for 9.15 and 13.73 shares were granted to Dr. Smith and Mr. Baker, respectively.

                           CERTAIN TRANSACTIONS

Tekni-Plex has a management consulting agreement with MST Management Company and MST/TP Holding, Inc., both of whom are affiliated with Tekni-Plex's controlling shareholder. Pursuant to their respective agreements, MST Management Company and MST/TP Holding, Inc. provide regular and customary management consulting services to Tekni-Plex. The terms of each agreement require Tekni-Plex to pay a monthly management fee to MST Management Company and MST/TP Holding, Inc. for a period of ten years from March 18, 1994. Consulting service fees were in the aggregate approximately $274,000 for fiscal year 1996 and increased to approximately $400,000 for fiscal year 1997 as a result of the Dolco Acquisition. The Company's policy is not to enter into any significant transaction with an affiliate of the Company unless a majority of the disinterested directors of the board of directors of the Company determines, in such majority's sole discretion (making such assumptions and determinations of fact as such majority sees fit), that the terms of such transaction are, in all material respects or taken as a whole, at least as favorable as the terms that could be obtained by the Company in a comparable transaction made on an arm's-length basis between unaffiliated parties.

Tekni-Plex has an arrangement with Arthur P. Witt, a director of Tekni-Plex, whereby Mr. Witt provides customary management consulting services to Tekni-Plex on an "as needed" basis. For the fiscal year 1997, compensation paid to Mr. Witt for consulting services rendered on behalf of Tekni-Plex equaled $70,800.

In connection with the Dolco Acquisition, Tekni-Plex loaned to Arthur P. Witt $100,000, at 8% annual interest, enabling Mr. Witt to acquire a partnership interest in Tekni-Plex Partnership as a limited partner.

Tekni-Plex also loaned to Kenneth W.R. Baker $100,000, at 8% annual interest, enabling Mr. Baker to acquire a partnership interest in Tekni-Plex Partnership as a limited partner.



                    DESCRIPTION OF CERTAIN INDEBTEDNESS

The Bank Financing

Concurrently with the Offering, the Company entered into a Bank Financing pursuant to a credit agreement (the "Credit Agreement") which consisted of a $50 million A Term Loan Facility, a $65 million B Term Loan Facility and a $90 million Revolving Credit Facility. Amounts borrowed under the Term Loan Facilities were used to finance the Transactions and amounts borrowed under the Revolving Credit Facility may be used for general corporate and working capital purposes. In addition, up to $20 million of the amounts borrowed under the Revolving Credit Facility will be available for the issuance of letters of credit.

Loans under the Bank Financing will be secured by substantially all of the assets of Tekni-Plex and PureTec and their domestic subsidiaries and will be guaranteed by each domestic subsidiary of Tekni-Plex and PureTec.

Loans under the Bank Financing bear interest, at the Company's option, by reference to a Base Rate or a reserve adjusted Eurodollar Rate in each case plus an Applicable Margin, as each such term is defined in the Credit Agreement. The actual interest rates applicable to borrowings under the Term Loan Facilities and the Revolving Credit Facilities, as well as fees imposed for issuance of letters of credit, are determined based upon the Company's then existing Leverage Ratio as defined in the Credit Agreement.

Borrowings under the A Term Loan Facility shall be subject to annual amortization, payable in quarterly installments, beginning in June 1998 and ending in March 2004, with payments totaling $35 million due in the final two years. Borrowings under the B Term Loan Facility shall be subject to annual amortization, payable in quarterly installments, beginning in June 1998 and ending in March 2006, with payments totaling approximately $61 million due in the final two years. The full amount outstanding under the Revolving Credit Facility must be paid in March 2004. In addition, under certain circumstances, borrowings under the Term Loan Facilities are subject to mandatory prepayment from the proceeds of asset sales and issuances of debt or equity securities and out of the Company's excess cash flow as set forth in the Credit Agreement.

The Credit Agreement imposes certain affirmative and negative covenants on the Company and its subsidiaries. As part of these covenants, the Company is required to meet certain financial tests, including a minimum consolidated EBITDA (as defined in the Credit Agreement), a minimum fixed charge coverage ratio and a maximum leverage ratio. The negative covenants in the Credit Agreement restrict or limit, among other things, (i) the incurrence of certain debt by the Company and its subsidiaries, (ii) the pledge of assets of the Company and its subsidiaries, (iii) capital expenditures, (iv) certain mergers, consolidations and sales of assets by the Company and its subsidiaries, (v) the payment of certain dividends or distributions by the Company and the redemption, purchase, retirement or other acquisition of the equity interests of the Company, (vi) certain investments and acquisitions by the Company and its subsidiaries and (vii) certain other transactions with affiliates of the Company.

The Credit Agreement provides that certain events will constitute events of default under the Credit Agreement, which events include the failure by the Company to pay when due amounts owed under the Credit Agreement, the failure by the Company or its subsidiaries to observe or perform the covenants set forth in the Credit Agreement, the inaccuracy of the representations and warranties set forth in the Credit Agreement, the imposition of certain judgments against the Company or its subsidiaries, the failure by the Company or its subsidiaries to pay certain other debt of the Company and its subsidiaries, the acceleration of the maturity of Material Debt (as defined), the occurrence of certain bankruptcy or insolvency proceedings or events with respect to the Company or its subsidiaries, the invalidity or unenforceability of any lien or guarantee securing the obligations of the Company under the Credit Agreement, and the occurrence of a change of control (as defined in the Credit Agreement) of the Company.

The 11 1/4% Notes

In April 1997, the Company issued the 11 1/4% Notes pursuant to an indenture (the "11 1/4% Indenture") dated April 1, 1997 among the Company, Dolco, the Company's subsidiary, and Marine Midland Bank, as Trustee. The aggregate cash proceeds from the sale of 11 1/4% Notes were $75,000,000. The 11 1/4% Notes mature on April 1, 2007. Subsequent to the issuance of the 11 1/4% Notes, Dolco was merged into the Company.

The 11 1/4% Notes are unsecured senior subordinate obligations of the Company ranking equally with the Notes offered hereby. The 11 1/4%
Indenture provides that the Company shall not create or acquire any Domestic Restricted Subsidiary (as defined in the 11 1/4% Indenture) having assets or stockholder's equity in excess of $25,000 unless such Domestic Restricted Subsidiary unconditionally guarantees the Company's obligations under the 11 1/4% Notes and the 11 1/4% Indenture on the terms set forth in the 11 1/4% Indenture. As a result of this requirement, the Guarantors of the Notes will also guarantee the Company's obligations under the 11 1/4% Notes and the 11 1/4% Indenture.

The 11 1/4% Notes accrue interest at a rate of 11 1/4% per annum payable semi-annually in arrears on April 1, and October 1 of each year, commencing October 1, 1997. The 11 1/4% Notes are redeemable, at the option of the Company, at any time after April 1, 2002 at various redemption prices set forth in the 11 1/4% Indenture, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to April 1, 2000, the Company may redeem up to 33% in aggregate principal amount of the 11 1/4% Notes at redemption price of 111.25% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net proceeds of one or more public offerings of capital stock of the Company provided that at least $60 million in aggregate principal amount of 11 1/4% Notes remain outstanding immediately after the occurrence of each such redemption. Upon the occurrence of a Change of Control (as defined in the 11 1/4% Indenture), the Company is required to make an offer to repurchase the 11 1/4% Notes at an offer price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

The 11 1/4% Indenture sets forth various occurrences each of which would constitute an event of default. If an event of default occurs, other than for the bankruptcy or insolvency of the Company, holders of not less than 25% of the principal amount of 11 1/4% Notes outstanding may declare the accreted value of the securities together with any accrued interest to be due and payable. If an act of bankruptcy or insolvency occurs, the 11 1/4% Notes immediately become due and payable without any action required by the noteholders.

The 11 1/4% Indenture contains covenants that, among other things, limit
(i) the issuance of additional debt, (ii) the payment of dividends and other distributions to shareholders and affiliated persons or companies, (iii) investments, (iv) certain transactions with affiliated companies, (v) the incurrence of liens, (vi) sales of assets, including capital stock of subsidiaries, and (vii) certain mergers, consolidations and sales of substantially all of the Company's assets.

The foregoing summary describes certain provisions of the 11 1/4% Indenture and the 11 1/4% Notes, but does not purport to be complete and is subject to and is qualified by reference to the 11 1/4% Indenture and the 11 1/4% Notes.



                            THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

The Old Notes were originally sold on March 3, 1998 to the Initial Purchaser pursuant to the Purchase Agreement. The Initial Purchaser subsequently resold the Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under
the Securities Act.   As a condition to the Purchase Agreement, the Company
entered into the Registration Rights Agreement with the Initial Purchaser pursuant to which the Company has agreed, for the benefit of the holders of the Old Notes, at the Company's cost, to use its best efforts (i) to file the Exchange Registration Statement (as defined) within 90 days after the Issue Date of the Old Notes (March 3, 1998) with the Commission with respect to the Exchange Offer for the Exchange Notes and (ii) to cause the Exchange Registration Statement to be declared effective under the Securities Act within 180 days after the date of original issuance of the Old Notes. Upon the Exchange Registration Statement being declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 20 calendar days (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Old Notes. For each Old Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note. Interest on Exchange Notes will accrue from the last interest payment date on which interest was paid on the Old Notes so surrendered, or, if no interest has been paid on such Old Notes, from March 3, 1998. No interest will be paid on the Old Notes accepted for exchange.

Under existing interpretations of the staff of the Commission contained in several no-action letters to third parties, the Exchange Notes would in general be freely tradeable after the Exchange Offer without further registration under the Securities Act. However, any purchaser of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes (i) will not be able to rely on the interpretation of the staff of the Commission, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

Each holder of the Old Notes (other than certain specified holders) who wishes to exchange the Old Notes for Exchange Notes in the Exchange Offer will be deemed to represent in the Letter of Transmittal that (i) it is not an affiliate of the Company, (ii) the Exchange Notes to be received by it were acquired in the ordinary course of its business, (iii) at the time of commencement of the Exchange Offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the Securities Act and
(iv) such holder has full power and authority to tender the Old Notes in exchange for the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any Participating Broker-Dealer who acquired the Old Notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) with the prospectus contained in the Exchange Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Registration Statement in connection with the resale of such Exchange Notes.

In the event that changes in the law or the applicable interpretations of the staff of the Commission do not permit the Company to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days after the original issue date of the Old Notes, or if any holder of the Old Notes (other than an "affiliate" of the Company or the Initial Purchaser) is not eligible to participate in the Exchange Offer, or upon the request of the Initial Purchaser under certain circumstances, the Company will, at its cost, (a) as promptly as practicable, file the Shelf Registration Statement covering resales of the Old Notes, (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) use its best efforts to keep effective the Shelf Registration Statement until the earlier of the date on which the Old Notes are no longer "restricted securities" (within the meaning of Rule 144 under the Securities
Act) and such time as all of the applicable Old Notes have been sold thereunder. The Company will, in the event of the filing of the Shelf Registration Statement, provide to each applicable holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes. A holder of Old Notes that sells such Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the Old Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and to benefit from the provisions set forth in the following paragraph.

If the Company fails to comply with the above provisions or if such registration statement fails to become effective, then, as liquidated damages, additional interest (the "Additional Interest") shall become payable with respect to the Old Notes as follows:

             (i) if neither the Exchange Registration Statement nor the Shelf Registration Statement is filed on or prior to the 90th day after the Issue Date, Additional Interest shall be accrued on the Old Notes over and above the stated interest at a rate of 0.25% per annum for the first 90 days commencing on the 91st day after the Issue Date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

            (ii) if neither the Exchange Registration Statement nor Shelf Registration Statement is declared effective by the Commission on or prior to the 180th day after the Issue Date, Additional Interest shall be accrued on the Old Notes over and above the stated interest at a rate of 0.25% per annum for the first 90 days commencing on the 181st day after the Issue Date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

           (iii) if (A) the Company has not exchanged Exchange Notes for all Old Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to the 225th day after the Issue Date or (B) the Exchange Registration Statement ceases to be effective at any time prior to the time that the Exchange Offer is consummated or (C) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the date on which the Old Notes are no longer "restricted securities" (within the meaning of Rule 144 under the Securities Act) (unless all the Old Notes have been sold thereunder), then Additional Interest shall be accrued on the Old Notes over and above the stated interest at a rate of 0.25% per annum for the first 90 days commencing on (x) the 226th day after the Issue Date, in the case of (A) above, or (y) the day the Exchange Registration Statement ceases to be effective or usable for its intended purpose in the case of (B) above, or (z) the day such Shelf Registration Statement ceases to be effective in the case of (C) above, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

provided, however, that the Additional Interest rate on the Old Notes may not exceed at any one time in the aggregate 1.0% per annum; and provided, further, that (1) upon the filing of the Exchange Registration Statement or a Shelf Registration Statement (in the case of clause (i) above), (2) upon the effectiveness of the Exchange Registration Statement or a Shelf Registration Statement (in the case of clause (ii) above), or (3) upon the exchange of Exchange Notes for all Old Notes validly tendered (in the case of clause
(iii)(A) above), or upon the effectiveness of the Exchange Registration Statement which had ceased to remain effective (in the case of clause (iii)(B) above), or upon the effectiveness of the Shelf Registration Statement which had ceased to remain effective (in the case of clause (iii)(C) above), Additional Interest on the Old Notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

Any amounts of Additional Interest due pursuant to clauses (i), (ii) or (iii) above will be payable in cash, on the same original interest payment dates as the Old Notes. The amount of Additional Interest will be determined by multiplying the applicable Additional Interest rate by the principal amount of the Old Notes, multiplied by a fraction, the numerator of which is the number of days such Additional Interest rate was applicable during such period (determined on the basis of a 360-day year comprised of twelve 30-day months and, in the case of a partial month, the actual number of days elapsed), and, the denominator of which is 360.

The statements made in this Prospectus relating to the Registration Rights Agreement are intended to be summaries of all material elements of such agreement in connection with the Exchange Offer and, as such, do not purport to be complete. Reference is made to the Registration Rights Agreement, a copy of which is filed as an exhibit to the Exchange Registration Statement of which this Prospectus is a part, for a more complete description of the agreement or matter involved.

Following the consummation of the Exchange Offer, holders of the Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not have any further registration rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

The form and terms of the Exchange Notes are substantially identical to the form and terms of the Old Notes except that (i) the Exchange Notes bear a Series B designation and a different CUSIP Number from the Old Notes, (ii) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (iii) the holders of the Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, all of which rights will terminate when the Exchange Offer is terminated. The Exchange Notes will evidence the same debt as the Old Notes (which they replace) and will be entitled to the benefits of the Indenture.

The Exchange Notes will be fully and unconditionally guaranteed on a senior subordinated basis by the Guarantors. The form and terms of the Exchange Guarantees will be substantially identical to the form and terms of the Old Guarantees.

Solely for reasons of administration (and for no other purpose) the Company has fixed the close of business on April 30, 1998 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only a registered holder of Old Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the Exchange Offer.

Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Commission thereunder.

The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes and for the purpose of receiving the Exchange Notes from the Company.

If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned (or in the case of Old Notes tendered by book-entry transfer through DTC, will be credited to an account maintained with DTC), without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "--Fees and Expenses."

Expiration Date; Extensions; Amendments

The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
June 1, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Notwithstanding the foregoing, the Company will not extend the Expiration Date beyond June 19, 1998 (which, if extended to such date, would represent a maximum Exchange Offer period of 50 days).

In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

The Company reserves the right, in its reasonable discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on the Exchange Notes

Interest on Exchange Notes shall accrue from the last interest payment date on which interest was paid on the Old Notes so surrendered, or, if no interest has been paid on such Old Notes, from March 3, 1998. No interest will be paid on the Old Notes accepted for exchange.

Procedures for Tendering

For a holder of Old Notes to tender Old Notes validly pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, prior to 5:00 p.m., New York City time, on the Expiration Date, either (a) certificates for tendered Old Notes must be received by the Exchange Agent at such address or (b) such Old Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender received by the Exchange Agent, including an Agent's Message if the tendering holder has not delivered a Letter of Transmittal).

The term "Agent's Message" means a message transmitted by DTC, received by the Exchange Agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from the participant in DTC tendering Old Notes which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant. In the case of an Agent's Message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the Exchange Agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering Old Notes that such participant has received and agrees to be bound by the Notice of Guaranteed Delivery.

By tendering Old Notes pursuant to the procedures set forth above, each holder will be deemed to make to the Company the representations set forth above in the third paragraph under the heading "--Purpose and Effect of the Exchange Offer."

The tender by a holder of Old Notes and the acceptance thereof by the Company will constitute agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO
CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Owner" included with the Letter of Transmittal.

Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, approved by the Securities Transfer Association, Inc. (an "Eligible Institution").

If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at the book-entry transfer facility, The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility"), for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing such Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee, or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

The Exchange Agent and DTC have confirmed that the Exchange Offer is eligible for the DTC Automated Tender Offer Program ("ATOP"). Accordingly, DTC participants may electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer Old Notes to the Exchange Agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an Agent's Message to the Exchange Agent.

All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its reasonable discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right in its reasonable discretion to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

Guaranteed Delivery Procedures

Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

             (a) the tender is made through an Eligible Institution;

             (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

             (c) such properly completed and executed Letter of Transmittal
(or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and all other documents required by the Letter of Transmittal are received by the Exchange Agent upon three New York Stock Exchange trading days after the Expiration Date.

Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

To withdraw a tender of Old Notes in the Exchange Offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the " Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number(s) and principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

Conditions

Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or Exchange Notes for, any Old Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

             (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer (or other similar exchange offers) which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries;

             (b) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

             (c) any governmental approval has not been obtained, which approval the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

If the Company determines in its reasonable discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see "--Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn.

Exchange Agent

Marine Midland Bank has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

By Registered or Certified Mail,
Overnight Courier or Hand:                      By Facsimile:
Marine Midland Bank                             Marine Midland Bank
140 Broadway--A Level                           Attention: Frank Godino
New York, New York 10005-1180                   (212) 658-2292
Attention: Corporate Trust Operations
Tel: (212) 658-5931


Originals of all documents submitted by facsimile should be sent promptly by registered or certified mail, overnight courier or hand. Delivery to an address other than as set forth above will not constitute a valid delivery.

Fees and Expenses

The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, facsimile, telephone or in person by officers and regular employees of the Company and its affiliates.

The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be expensed over the term of the Exchange Notes.

Consequences of Failure to Exchange

The Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such old Notes may be resold only (i) to the Company (upon redemption thereof or otherwise),
(ii) so long as the Old Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel reasonably acceptable to the Company), (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

With respect to resales of Exchange Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that a holder or other person who receives Exchange Notes, whether or not such person is the holder (other than a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who receives Exchange Notes in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each Participating Broker-Dealer that receives Exchange Notes for its own account in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

As contemplated by these no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the Exchange Notes are to be acquired by the holder or the person receiving such Exchange Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging and does not intend to engage, in the distribution of the Exchange Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or other person participates in the Exchange Offer for the purpose of distributing the Exchange Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on those no-action letters. As indicated above, each Participating Broker-Dealer that receives an Exchange Note for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. For a description of the procedures for such resales by Participating Broker-Dealers, see "Plan of Distribution."





                         DESCRIPTION OF EXCHANGE NOTES

As used below in this "Description of Exchange Notes" section, the "Company" means Tekni-Plex, Inc. but not any of its subsidiaries. The Old Notes were, and the Exchange Notes will be, issued under the Indenture, dated as of March 1, 1998 (the "Indenture"), among the Company, the Guarantors and Marine Midland Bank, as Trustee (the "Trustee"). The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Exchange Notes are subject to all such terms, and holders of the Exchange Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. A copy of the proposed form of the Indenture and the Registration Rights Agreement described below has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The statements made under this caption relating to the Notes, the Indenture and the Registration Rights Agreement are intended to be summaries of all material elements of such documents and, as such, do not purport to be complete and where reference is made to particular provisions of the Indenture and Registration Rights Agreement, such provisions, including the definitions of certain terms, are qualified in their entirety by such reference.

The Old Notes are, and the Exchange Notes will be, general unsecured obligations of the Company, limited to $275,000,000 aggregate principal amount of which $200,000,000 aggregate principal was issued in the offering of the Old Notes. Additional amounts may be issued in one or more series from time to time subject to the limitations set forth under "Covenants--Limitation on Indebtedness" and restrictions contained in the Credit Agreement. The Exchange Notes will be senior subordinated obligations of the Company, subordinated in right of payment to all Senior Debt of the Company. The Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Initially, the Trustee will act as paying agent and registrar for the Exchange Notes. The form and terms of the Exchange Notes are substantially identical to the form and terms of the Old Notes except that (i) the Exchange Notes bear a Series B designation, (ii) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated.

Principal, Maturity and Interest

The Notes will mature on March 1, 2008 and will bear interest at the rate per annum shown on the cover page hereof from March 3, 1997 or from the most recent interest payment date to which interest has been paid or provided for. Interest will be payable semiannually on March 1 and September 1 of each year, commencing September 1, 1998, to the Person in whose name a Note is registered at the close of business on the preceding February 15 or August 15 (each, a "Record Date"), as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Holders must surrender the Notes to the paying agent for the Notes to collect principal payments. The Company will pay principal and interest by check and may mail interest checks to a holder's registered address.

Optional Redemption

The Notes will be subject to redemption, at the option of the Company, in whole or in part, at any time on or after March 1, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' notice mailed to each holder of Notes to be redeemed at his address appearing in the register for the Notes, in amounts of $1,000 or an integral multiple of $1,000, at the following redemption prices (expressed as percentages of principal amount) plus accrued interest to but excluding the date fixed for redemption (subject to the right of holders of record on the relevant Record Date to receive interest due on an interest payment date that is on or prior to the date fixed for redemption), if redeemed during the 12-month period beginning March 1 of the years indicated:

Year                                            Percentage
----                                            ----------
2003......................................        104.625%
2004......................................        103.083%
2005......................................        101.542%
2006 and thereafter.......................        100.000%



In addition, prior to March 1, 2001, the Company may redeem up to 35% of the principal amount of the Notes with the net cash proceeds received by the Company from one or more public offerings of Capital Stock (other than Disqualified Stock) of the Company, at a redemption price (expressed as a percentage of the principal amount) of 109.25% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for redemption; provided, however, that at least 65% of the aggregate principal amount of the Notes originally issued pursuant to the Offering remains outstanding immediately after any such redemption (excluding any Notes owned by the Company or any of its Affiliates). Notice of redemption pursuant to this paragraph must be mailed to holders of Notes not later than 60 days following the consummation of such public offering.

Selection of Notes for any partial redemption shall be made by the Trustee, in accordance with the rules of any national securities exchange on which the Notes may be listed or, if the Notes are not so listed, pro rata or by lot or in such other manner as the Trustee shall deem appropriate and fair. Notes in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. Notice of redemption will be mailed before the date fixed for redemption to each holder of Notes to be redeemed at his or her registered address. On and after the date fixed for redemption, interest will cease to accrue on Notes or portions thereof called for redemption.

The Notes will not have the benefit of any sinking fund.

Ranking

The payment of principal, premium, if any, and interest on the Notes and any claims arising out of or with respect to the Indenture is subordinated and subject in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Senior Debt of the Company.

Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due with respect to Senior Debt of the Company (including any interest accruing on or after, or which would accrue but for, an event of bankruptcy, regardless of whether such interest is an allowed claim enforceable against the debtor under the Bankruptcy Code) shall first be paid in full, or payment provided for, in either case in cash or cash equivalents or otherwise in a form satisfactory to the holders of Senior Debt, before the Holders of the Notes or the Trustee on behalf of such Holders shall be entitled to receive any payment by the Company of the principal of, premium, if any, or interest on the Notes, or any payment to acquire any of the Notes for cash, property or securities, or any distribution with respect to the Notes of any kind or character, whether in cash, property or securities, by set-off or otherwise (all such payments and distributions referred to individually and collectively, as a "Securities Payment"). Before any payment may be made by, or on behalf of, the Company of the principal of, premium, if any, or interest on the Notes upon any such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustee on their behalf would be entitled, but for the subordination provisions of the Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, directly to the holders of Senior Debt of the Company (pro rata to such holders on the basis of the respective amounts of Senior Debt held by such holders) or their representatives or to the trustee or trustees under any indenture pursuant to which any such Senior Debt may have been issued as their respective interests may appear, to the extent necessary to pay all such Senior Debt in full in cash or cash equivalents or otherwise in a form satisfactory to the holders of such Senior Debt after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Debt.

No Securities Payment by or on behalf of the Company, whether pursuant to the terms of the Notes or upon acceleration or otherwise, will be made if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations on any Designated Senior Debt, whether at maturity, on account of mandatory redemption or prepayment, acceleration or otherwise, and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Designated Senior Debt. In addition, during the continuance of any non-payment default or non-payment event of default with respect to any Designated Senior Debt pursuant to which the maturity thereof may be accelerated, and upon receipt by the Trustee of notice (a "Payment Blockage Notice") from a holder or holders of such Designated Senior Debt or the trustee or agent acting on behalf of such Designated Senior Debt, then, unless and until such default or event of default has been cured or waived or has ceased to exist or such Designated Senior Debt has been discharged or repaid in full in cash or cash equivalents or otherwise in a form satisfactory to the holders of such Designated Senior Debt, no Securities Payment will be made by or on behalf of the Company, except from those funds held in trust for purposes of defeasance for the benefit of the Holders of any Notes to such Holders, during a period (a "Payment Blockage Period") commencing on the date of receipt of such Payment Blockage Notice by the Trustee and ending 179 days thereafter. Notwithstanding anything herein to the contrary, (x) in no event will a Payment Blockage Period extend beyond 179 days from the date of the Payment Blockage Notice in respect thereof was given and (y) there must be 180 days in any 365 day period during which no Payment Blockage Period is in effect. Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 365 consecutive days. No default or event of default that existed or was continuing on the date of commencement of any Payment Blockage Period with respect to the Designated Senior Debt initiating such Payment Blockage Period may be, or be made, the basis for the commencement of any other Payment Blockage Period by the holder or holders of such Designated Senior Debt or the trustee or agent acting on behalf of such Designated Senior Debt, whether or not within a period of 365 consecutive days, unless such default or event of default has been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action or any breach of any financial covenants for a period commencing after the date of commencement of such Payment Blockage Period that, in either case, would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing, shall constitute a new event of default for this purpose).

The failure to make any payment or distribution for or on account of the Notes by reason of the provisions of the Indenture described under this section will not be construed as preventing the occurrence of an Event of Default described in clause (a), (b) or (c) of the first paragraph under "--Events of Default."

By reason of the subordination provisions described above, in the event of insolvency of the Company, funds which would otherwise be payable to Holders of the Notes will be paid to the holders of Senior Debt of the Company to the extent necessary to repay such Senior Debt in full, and the Company may be unable to fully meet its obligations with respect to the Notes. Subject to the restrictions set forth in the Indenture, in the future the Company may incur additional Senior Debt.

At December 26, 1997, after giving pro forma effect to the Transactions, there would have been $119.9 million of Senior Debt outstanding. However, the Company could also have borrowed up to $90.0 million of Indebtedness under the Credit Agreement, all of which would have constituted Senior Debt.

The Guarantees

The Indenture provides that the Guarantors will fully and unconditionally guarantee, jointly and severally, on a senior subordinated basis all of the obligations of the Company under the Indenture, including its obligation to pay principal, premium, if any, and interest with respect to the Notes. The obligation of each Guarantor is limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Except as provided in "--Covenants" below, the Company is not restricted from selling or otherwise disposing of a Guarantor.

The Indenture provides that if the Notes are defeased in accordance with the terms of the Indenture, or if all or substantially all of the assets of a Guarantor or all of the Capital Stock of a Guarantor is sold (including by issuance or otherwise) by the Company or any of its Restricted Subsidiaries in a transaction constituting an Asset Disposition, and if (x) the Net Available Proceeds from such Asset Dispositions are used in accordance with the covenant described under "--Covenants--Limitation on Certain Asset Dispositions" or (y) the Company delivers to the Trustee an Officers' Certificate to the effect that the Net Available Proceeds from such Asset Disposition shall be used in accordance with the covenant described under "--Covenants--Limitation on Certain Asset Dispositions" and within the time limits specified by such covenant, then such Guarantor (in the event of a sale or other disposition of all or substantially all of its assets) shall be released and discharged from its Guarantee obligations.

The obligations of each Guarantor under the Guarantee are subordinated to the prior payment in full of all Senior Debt of such Guarantor on the same basis as the obligations of the Company on the Notes are subordinated to Senior Debt of the Company. The Guarantee will be pari passu in right of payment with any other senior subordinated indebtedness of each Guarantor and senior to any future Subordinated Indebtedness of each Guarantor.

Covenants

The Indenture contains, among others, the following covenants:

Limitation on Indebtedness

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness), except: (i) Indebtedness of the Company or any of its Restricted Subsidiaries, if immediately after giving effect to the Incurrence of such Indebtedness and the receipt and application of the net proceeds thereof, the Consolidated Cash Flow Ratio of the Company for a year consisting of the four full fiscal quarters for which quarterly or annual financial statements are available next preceding the Incurrence of such Indebtedness (calculated on a pro forma basis in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision as if such Indebtedness had been Incurred on the first day of such year) would be greater than 2.0 to 1.0; (ii) Indebtedness of the Company and its Restricted Subsidiaries Incurred under the Credit Agreement in an amount not to exceed $120.0 million in aggregate principal amount less the amount of any such Indebtedness that is permanently repaid or, without duplication, the amount by which commitments thereunder are permanently reduced, in either case, from the proceeds of Asset Dispositions (it being understood that the amount incurred under the Credit Agreement may be increased as a result of the operation of clause
(xv) below); (iii) Indebtedness owed by the Company to any direct or indirect Wholly Owned Subsidiary of the Company or Indebtedness owed by a direct or indirect Restricted Subsidiary of the Company to the Company or a direct or indirect Wholly Owned Subsidiary of the Company; provided, however, upon either (I) the transfer or other disposition by such direct or indirect Wholly Owned Subsidiary or the Company of any Indebtedness so permitted under this clause (iii) to a Person other than the Company or another direct or indirect Wholly Owned Subsidiary of the Company or (II) the issuance (other than directors' qualifying shares), sale, transfer or other disposition of shares of Capital Stock or other ownership interests (including by consolidation or merger) of such direct or indirect Wholly Owned Subsidiary to a Person other than the Company or another such Wholly Owned Subsidiary of the Company, the provisions of this clause (iii) shall no longer be applicable to such Indebtedness and such Indebtedness shall be deemed to have been Incurred at the time of any such issuance, sale, transfer or other disposition, as the case may be; (iv) Indebtedness of the Company or any Restricted Subsidiary under any interest rate or foreign currency hedge or exchange or other similar agreement to the extent entered into to hedge any other Indebtedness permitted under the Indenture (including the Notes); (v) Indebtedness Incurred to defer, renew, extend, replace, refinance or refund, whether under any amendment, supplement or otherwise (collectively for purposes of this clause (v) to "refund") any Indebtedness outstanding on the Issue Date (including Indebtedness under clause (xiv) below and Indebtedness under the Term Loan Facilities), any Indebtedness Incurred under the prior clause (i) above or the Notes and the Guarantees of the Notes; provided, however, that (I) such Indebtedness does not exceed the principal amount (or accrual amount, if less) of Indebtedness so refunded plus the amount of any premium required to be paid in connection with such refunding pursuant to the terms of the Indebtedness refunded or the amount of any premium reasonably determined by the issuer of such Indebtedness as necessary to accomplish such refunding by means of a tender offer, exchange offer, or privately negotiated repurchase, plus the expenses of such issuer reasonably incurred in connection therewith and
(II)(A) in the case of any refunding of Indebtedness that is pari passu with the Notes, such refunding Indebtedness is made pari passu with or subordinate in right of payment to the Notes, and, in the case of any refunding of Indebtedness that is subordinate in right of payment to the Notes, such refunding Indebtedness is subordinate in right of payment to the Notes on terms no less favorable to the holders of the Notes than those contained in the Indebtedness being refunded, (B) in either case, the refunding Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, does not have an Average Life that is less than the remaining Average Life of the Indebtedness being refunded and does not permit redemption or other retirement (including pursuant to any required offer to purchase to be made by the Company or a Restricted Subsidiary of the Company) of such Indebtedness at the option of the holder thereof prior to the final stated maturity of the Indebtedness being refunded, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to a required offer to purchase made by the Company or a Restricted Subsidiary of the Company) which is conditioned upon a change of control of the Company pursuant to provisions substantially similar to those contained in the Indenture described under "--Change of Control" below and (C) any Indebtedness Incurred to refund any Indebtedness is Incurred by the obligor on the Indebtedness being refunded or by the Company; provided, further, that clause (II) of the immediately preceding proviso shall not apply to any Indebtedness incurred to refinance term loans under the Credit Agreement outstanding on the Issue Date or to subsequent refinancings of any such refinancing Indebtedness; (vi) commodity agreements of the Company or any of its Restricted Subsidiaries to the extent entered into to protect the Company and its Restricted Subsidiaries from fluctuations in the prices of raw materials used in their businesses; (vii) Indebtedness of the Company under the Exchange Notes and Indebtedness of the Guarantors under the Guarantees incurred in accordance with the Indenture; (viii) Indebtedness outstanding on the Issue Date; (ix) guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred hereunder; (x) Indebtedness the net proceeds of which are applied to defease the Notes in their entirety; (xi) Indebtedness of the Company or any of its Subsidiaries that is an endorsement of bank drafts and similar negotiable instruments for collection or deposit in the ordinary course of business;
(xii) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self-insurance and obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business not in excess of $5.0 million;
(xiii) guarantees by the Guarantors of the 11 1/4% Notes pursuant to the 11 1/4% Notes Indenture; (xiv) Indebtedness of PureTec and its subsidiaries outstanding on the Issue Date, including Indebtedness under any PS&T Notes which are not tendered pursuant to and remain outstanding following the PS&T Tender Offer; and (xv) Indebtedness of the Company or its Restricted Subsidiaries not otherwise permitted to be Incurred pursuant to clauses (i) through (xiv) above which, together with any other outstanding Indebtedness Incurred pursuant to this clause (xv), has an aggregate principal amount not in excess of $40.0 million at any time outstanding, which Indebtedness may be incurred under the Credit Agreement or otherwise.

Limitation on Restricted Payments

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) declare or pay any dividend, or make any distribution of any kind or character (whether in cash, property or securities), on or in respect of any class of the Capital Stock of the Company or any of its Restricted Subsidiaries excluding any (x) dividends or distributions payable solely in shares of Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to acquire Capital Stock of the Company (other than Disqualified Stock), or (y) in the case of any Restricted Subsidiary of the Company, dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to the extent payable on a pro rata basis to all holders of Capital Stock of such Restricted Subsidiary, (ii) purchase, redeem, or otherwise acquire or retire for value shares of Capital Stock of the Company or any of its Restricted Subsidiaries, any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any of its Restricted Subsidiaries or any securities convertible or exchangeable into shares of Capital Stock of the Company or any of its Restricted Subsidiaries, excluding any such shares of Capital Stock, options, warrants, rights or securities which are owned by the Company or a Restricted Subsidiary of the Company,
(iii) make any Investment in (other than a Permitted Investment), or make any payment on a guarantee of any obligation of, any Person, other than the Company or a direct or indirect Wholly Owned Subsidiary of the Company, or
(iv) redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, Subordinated Indebtedness (each of the transactions described in clauses (i) through (iv) (other than any exception to any such clause) being a "Restricted Payment"), if at the time thereof: (1) a Default or an Event of Default shall have occurred and be continuing, or (2) upon giving effect to such Restricted Payment, the Company could not Incur at least $1.00 of additional Indebtedness pursuant to the terms of the Indenture described in clause (i) of "--Limitation on Indebtedness" above, or (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments made on or after April 4, 1997 exceeds the sum of: (a) 50% of cumulative Consolidated Net
Income of the Company (or, in the case cumulative Consolidated Net Income of the Company shall be negative, less 100% of such deficit) since April 4, 1997, plus (b) 100% of the aggregate net proceeds received after April 4, 1997, including the fair market value of property other than cash (determined in good faith by the Board of Directors of the Company as evidenced by a resolution of such Board of Directors filed with the Trustee) from the issuance of, or equity contribution with respect to, Capital Stock (other than Disqualified Stock) of the Company and warrants, rights or options on Capital Stock (other than Disqualified Stock) of the Company (other than in respect of any such issuance to a Restricted Subsidiary of the Company) and the principal amount of Indebtedness of the Company or any of its Restricted Subsidiaries that has been converted into or exchanged for Capital Stock of the Company which Indebtedness was Incurred after April 4, 1997; plus (c) $7,325,000; plus (d) 100% of the aggregate after-tax net cash proceeds, of the sale or other disposition of any Investment constituting a Restricted Payment made after April 4, 1997; provided that any gain on the sale or disposition to the extent included in this clause (d) shall not be included in determining Consolidated Net Income for purposes of clause (a) above; provided, further, that amounts included in this clause (d) shall not exceed the Net Investment by the Company in the asset so sold or disposed.

The foregoing provision will not be violated by (i) any dividend on any class of Capital Stock of the Company or any of its Restricted Subsidiaries paid within 60 days after the declaration thereof if, on the date when the dividend was declared, the Company or such Restricted Subsidiary, as the case may be, could have paid such dividend in accordance with the provisions of the Indenture, (ii) the renewal, extension, refunding or refinancing of any Indebtedness otherwise permitted pursuant to the terms of the Indenture described in clause (v) of "--Limitation on Indebtedness" above, (iii) the exchange or conversion of any Indebtedness of the Company or any of its Restricted Subsidiaries for or into Capital Stock of the Company (other than Disqualified Stock), (iv) so long as no Default or Event of Default has occurred and is continuing, any Investment made with the proceeds of a substantially concurrent sale (other than in respect of any issuance to a Restricted Subsidiary of the Company) for cash of Capital Stock of the Company (other than Disqualified Stock); provided, however, that the proceeds of such sale of Capital Stock, to the extent used in any such Investment, shall not be (and have not been) included in subclause (b) of clause (3) of the preceding paragraph, (v) the redemption, repurchase, retirement or other acquisition of any Capital Stock of the Company in exchange for or out of the net cash proceeds of a substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Capital Stock of the Company (other than Disqualified Stock); provided, however, that the proceeds of such sale of Capital Stock, to the extent used for such redemption, repurchase, retirement or other acquisition or retirement, shall not be (and have not been) included in subclause (b) of clause (3) of the preceding paragraph, (vi) payments made to purchase, redeem or otherwise acquire or retire for value shares of Capital Stock of the Company or any of its Restricted Subsidiaries at no more than fair market value (determined in good faith by the Board of Directors of the Company as evidenced by a resolution of such Board of Directors filed with the Trustee) from present and former employees and directors of the Company or any such Restricted Subsidiary and present and former limited partners of Tekni-Plex Partnership (in each case other than F. Patrick Smith, J. Andrew McWethy, Barry A. Solomon and Stephen A. Tuttle) in an amount not in excess of up to $4.0 million for each fiscal year and $10.0 million in the aggregate commencing with the fiscal year ended June 27, 1997, (vii) all payments, not exceeding $600,000 in the aggregate, for each fiscal year, required to be made to Tekni-Plex Partnership, MST/TP Partners, L.P., MST Management, L.P., MST Partners L.P. or their respective Affiliates or partners under the terms of existing agreements and notes, (viii) so long as no Default or Event of Default has occurred and is continuing, the redemption, repurchase or retirement of Subordinated Indebtedness of the Company in exchange for, by conversion into, or out of the net proceeds of, a substantially concurrent sale or incurrence of Subordinated Indebtedness (other than any Indebtedness owed to a Subsidiary) of the Company that is contractually subordinated in right of payment to the Notes to at least the same extent, and which has an Average Life at least as long, in each case, as the subordinated Indebtedness being redeemed, repurchased or retired, (ix) so long as no Default or Event of Default has occurred and is continuing, Investments not otherwise permitted pursuant to the clauses above up to $20.0 million in the aggregate from and after April 4, 1997, (x) so long as no Default or Event of Default has occurred and is continuing, Restricted Payments not otherwise permitted pursuant to the clauses above up to $5.0 million in the aggregate from and after April 4, 1997, (xi) any Permitted Investment and (xii) so long as no Default or Event of Default has occurred and is continuing, Investments in any Person the primary business of which is located outside the United States and is related, ancillary or complementary to the business of the Company or its Restricted Subsidiaries, provided that the aggregate amount of Investments pursuant to this clause does not exceed $15 million. Each Restricted Payment described in clauses (i) (to the extent not already taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause (3) above), (iv), (vi), (vii), (ix), (x) and (xii) of the previous sentence shall be taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause (3) of the preceding paragraph.

The Indenture provides that for purposes of this covenant, (i) an "Investment" shall be deemed to have been made at the time any Restricted Subsidiary is designated as an Unrestricted Subsidiary in an amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated as an Unrestricted Subsidiary; (ii) at any date the aggregate of all Restricted Payments made as Investments since April 4, 1997 shall exclude and be reduced by an amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of an Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, not to exceed, in the case of any such redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the amount of Investments previously made by the Company and the Restricted Subsidiaries in such Unrestricted Subsidiary (in each case (i) and (ii) "net worth" to be calculated based upon the fair market value of the assets of such Subsidiary as of any such date of designation); and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

Limitations Concerning Distributions and Transfers by Restricted Subsidiaries

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (i) pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Indebtedness or other obligation owed to the Company or any Restricted Subsidiary of the Company, (ii) make loans or advances to the Company or any Restricted Subsidiary of the Company or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (a) any agreement in effect on the Issue Date as any such agreement is in effect on such date, (b) the Credit Agreement, (c) any agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company and outstanding on such date and not Incurred in anticipation or contemplation of becoming a Restricted Subsidiary and provided such encumbrance or restriction shall not apply to any assets of the Company or its Restricted Subsidiaries other than such Restricted Subsidiary, (d) customary provisions contained in an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary; provided, however, that such encumbrance or restriction is applicable only to such Restricted Subsidiary or assets, (e) an agreement effecting a renewal, exchange, refunding, amendment or extension of Indebtedness Incurred pursuant to an agreement referred to in clause (a) or (c) above; provided, however, that the provisions contained in such renewal, exchange, refunding, amendment or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement that is the subject thereof in the reasonable judgment of the Board of Directors of the Company as evidenced by a resolution of such Board of Directors filed with the Trustee, (f) the Indenture, (g) applicable law, (h) customary provisions restricting subletting or assignment of any lease governing any leasehold interest of any Restricted Subsidiary of the Company,
(i) restrictions contained in Indebtedness permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "--Limitation on Indebtedness"; provided that any such restrictions are ordinary and customary with respect to the type of Indebtedness incurred, (j) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in clause (iii) of this covenant or (k) restrictions of the type referred to in clause (iii) of this covenant contained in security agreements securing Indebtedness of a Restricted Subsidiary of the Company to the extent that such Liens were otherwise incurred in accordance with "--Limitation on Liens" below and restrict the transfer of property subject to such agreements.

Limitation on Liens

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, incur any Lien on or with respect to any property or assets of the Company or such Restricted Subsidiary owned on the Issue Date or thereafter acquired or on the income or profits thereof to secure Indebtedness, without making, or causing any such Restricted Subsidiary to make, effective provision for securing the Notes and all other amounts due under the Indenture (and, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary, including Subordinated Indebtedness; provided, however, that Liens securing the Notes and any Indebtedness pari passu with the Notes are senior to such Liens securing such Subordinated Indebtedness) equally and ratably with such Indebtedness or, in the event such Indebtedness is subordinate in right of payment to the Notes or the Guarantee, prior to such Indebtedness, as to such property or assets for so long as such Indebtedness shall be so secured.

The foregoing restrictions shall not apply to (i) Liens existing on the Issue Date securing Indebtedness existing on the Issue Date; (ii) Liens securing Senior Debt (including Liens securing Indebtedness outstanding under the Credit Agreement) and any guarantees thereof to the extent that the Indebtedness secured thereby is permitted to be incurred under the covenant described under "--Limitation on Indebtedness" above; provided, however, that Indebtedness under the Credit Agreement shall be deemed not to have been Incurred in violation of such provisions for purposes of this clause (ii) if the holder(s) of such Indebtedness or their agent or representative shall have received a representation from the Company to the effect that the Incurrence of such Indebtedness does not violate such provision; (iii) Liens securing only the Notes and the Guarantees; (iv) Liens in favor of the Company or a Guarantor;
(v) Liens to secure Indebtedness Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property (or any other capital expenditure financing) subject to such Liens; provided, however, that (a) the aggregate principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item, (c) the Indebtedness secured by such Lien is Incurred by the Company within 180 days of the acquisition, construction or improvement of such property and (d) the Incurrence of such Indebtedness is permitted by the provisions of the Indenture described under "--Limitation on Indebtedness" above; (vi) Liens on property existing immediately prior to the time of acquisition thereof (and not created in anticipation or contemplation of the financing of such acquisition); (vii) Liens on property of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Company or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof); (viii) Liens to secure Indebtedness Incurred to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, any Indebtedness secured by Liens referred to in clauses (i)-(vii), (ix)-(xii) and (xiv) of this paragraph so long as such Liens do not extend to any other property and the principal amount of Indebtedness so secured is not increased except for the amount of any premium required to be paid in connection with such renewal, refinancing or refunding pursuant to the terms of the Indebtedness renewed, refinanced or refunded or the amount of any premium reasonably determined by the Company as necessary to accomplish such renewal, refinancing or refunding by means of a tender offer, exchange offer or privately negotiated repurchase, plus the expenses of the issuer of such Indebtedness reasonably incurred in connection with such renewal, refinancing or refunding; (ix) Liens in favor of the Trustee as provided for in the Indenture on money or property held or collected by the Trustee in its capacity as Trustee (x) Liens securing a tax, assessment or other governmental charge or levy or the claim of a materialman, mechanic, carrier, warehouseman or landlord for labor, materials, supplies or rentals incurred in the ordinary course or business; (xi) Liens consisting of a deposit or pledge made in the ordinary course of business in connection with, or to secure payment of, obligations under worker's compensation, unemployment insurance or similar legislation; (xii) Liens arising pursuant to an order of attachment, distraint or similar legal process arising in connection with legal proceedings; (xiii) Liens incurred in the ordinary course of business securing assets not having a fair market value in excess of $500,000 and (xiv) Liens in favor of the trustee under the 11 1/4% Notes Indenture as provided for in the 11 1/4% Notes Indenture on money or property held or collected by such trustee in its capacity as trustee under the 11 1/4% Notes Indenture.

Limitation on Certain Asset Dispositions

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make one or more Asset Dispositions unless: (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration for such Asset Disposition at least equal to the fair market value of the assets sold or disposed of as determined by the Board of Directors of the Company in good faith and evidenced by a resolution of such Board of Directors filed with the Trustee; (ii) not less than 75% of the consideration for the disposition consists of (a) cash or readily marketable cash equivalents or the assumption of Indebtedness (other than non-recourse Indebtedness or any Subordinated Indebtedness) of the Company or such Restricted Subsidiary or other obligations relating to such assets (and release of the Company or such Restricted Subsidiary from all liability on the Indebtedness or other obligations assumed) or (b) assets which constitute or are part of businesses which are related to the business of the Company or its Restricted Subsidiaries as of the Issue Date or which assets consist of the issued and outstanding Capital Stock of a person (which becomes a Restricted Subsidiary as a result of the transaction) the assets of which are principally comprised of such assets; and (iii) all Net Available Proceeds, less any amounts invested within 360 days of such Asset Disposition in assets related to the business of the Company or its Restricted Subsidiaries (including in the Capital Stock of another Person (other than any Person that is a Restricted Subsidiary of the Company immediately prior to such investment); provided, however, that immediately after giving effect to any such investment in Capital Stock (and not prior thereto) such Person shall be a Restricted Subsidiary of the Company), are applied, on or prior to the 360th day (or
390th day in the case of clause (y) below) after such Asset Disposition, unless and to the extent that the Company shall determine to make an Offer to Purchase, (x) to the permanent reduction and prepayment of any Senior Debt of the Company or any of its Subsidiaries then outstanding (including a permanent reduction of commitments in respect thereof) or (y) to the repurchase of the Company's 11 1/4% Notes pursuant to the 11 1/4% Notes Indenture. Any Net Available Proceeds from any Asset Disposition which is subject to the immediately preceding sentence that are not applied as provided in the immediately preceding sentence shall be used promptly after the expiration of the 390th day after such Asset Disposition, or promptly after the Company shall have earlier determined to not apply any Net Available Proceeds therefrom as provided in clause (iii) of the immediately preceding sentence, to make an Offer to Purchase outstanding Notes at a purchase price in cash equal to 100% of their principal amount plus accrued interest to the Purchase Date. Notwithstanding the foregoing, the Company may defer making any Offer to Purchase outstanding Notes until there are aggregate unutilized Net Available Proceeds from Asset Dispositions otherwise subject to the two immediately preceding sentences equal to or in excess of $15.0 million (at which time, the entire unutilized Net Available Proceeds from Asset Dispositions otherwise subject to the two immediately preceding sentences, and not just the amount in excess of $15.0 million, shall be applied as required pursuant to this paragraph). Any remaining Net Available Proceeds following the completion of the required Offer to Purchase may be used by the Company for any other purpose (subject to the other provisions of the Indenture) and the amount of Net Available Proceeds then required to be otherwise applied in accordance with this covenant shall be reset to zero, subject to any subsequent Asset Disposition. These provisions will not apply to a transaction consummated in compliance with the provisions of the Indenture described under "--Mergers, Consolidations and Certain Sales of Assets" below.

In the event that the Company makes an Offer to Purchase the Notes, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

Limitation on Senior Subordinated Indebtedness

The Indenture provides that the Company will not (i) directly or indirectly Incur any Indebtedness that by its terms would expressly rank senior in right of payment to the Notes and expressly rank subordinate in right of payment to any Senior Debt and (ii) permit a Guarantor to, and no Guarantor will, directly or indirectly Incur any Indebtedness that by its terms would expressly rank senior in right of payment to the Guarantee of such Guarantor and expressly rank subordinate in right of payment to any Senior Debt of such Guarantor.

Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, (a) transfer, convey, sell or otherwise dispose of any shares of Capital Stock of any Restricted Subsidiary of the Company (other than to the Company or a Wholly Owned Subsidiary of the Company), except that the Company and any such Restricted Subsidiary may, in any single transaction, sell all, but not less than all, of the issued and outstanding Capital Stock of any such Restricted Subsidiary to any Person, subject to complying with the provisions of the Indenture described under "--Limitation on Certain Asset Dispositions" above and (b) issue shares of Capital Stock of a Restricted Subsidiary of the Company (other than directors' qualifying shares), or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, Capital Stock of a Restricted Subsidiary of the Company to any Person other than to the Company or a Wholly Owned Subsidiary of the Company and other than to the holders of the Capital Stock of such Restricted Subsidiary made pro rata to the relative amounts of such Capital Stock held by such holders.

Limitation on Transactions with Affiliates and Related Persons

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into directly or indirectly any transaction with any of their respective Affiliates or Related Persons (other than the Company or a Restricted Subsidiary of the Company), including, without limitation, the purchase, sale, lease or exchange of property, the rendering of any service, or the making of any guarantee, loan, advance or Investment, either directly or indirectly, involving aggregate consideration in excess of $2.0 million unless a majority of the disinterested directors of the Board of Directors of the Company determines, in its good faith judgment evidenced by a resolution of such Board of Directors filed with the Trustee, that the terms of such transaction are at least as favorable as the terms that could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties; provided, however, that if the aggregate consideration is in excess of $15.0 million the Company shall also obtain, prior to the consummation of the transaction, the favorable opinion as to the fairness of the transaction to the Company or such Restricted Subsidiary, from a financial point of view from an independent financial advisor. The provisions of this covenant shall not apply to (i) transactions permitted by the provisions of the Indenture described above under the caption "--Limitation on Restricted Payments" above and (ii) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors and employees of the Company and its Restricted Subsidiaries as determined in good faith by the Board of Directors or authorized executive officers, as the case may be, of the Company.

Change of Control

Within 30 days following the date of the consummation of a transaction resulting in a Change of Control, the Company will commence an Offer to Purchase all outstanding Notes at a purchase price in cash equal to 101% of their principal amount plus accrued interest to the Purchase Date. Such Offer to Purchase will be consummated not earlier than 30 days and not later than 60 days after the commencement thereof. Each holder shall be entitled to tender all or any portion of the Notes owned by such holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Note tendered must bear an integral multiple of $1,000 principal amount. A "Change of Control" will be deemed to have occurred in the event that (whether or not otherwise permitted by the Indenture), after the Issue Date (a) any Person or any Persons acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "Group"), together with any Affiliates or Related Persons thereof, other than any such Person, Persons, Affiliates or Related Person who are Permitted Holders, shall "beneficially own" (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto), directly or indirectly, at least (i) 50% of the voting power of the outstanding Voting Stock of the Company or (ii) 40% of the voting power of the outstanding Voting Stock of the Company and in the case of clause (ii) the Permitted Holders own less than such Person or Group (in doing the "own less than" comparison in this clause (ii), the holdings of the Permitted Holders who are members of the new Group shall not be counted in the shares held in the aggregate by Permitted Holders); (b) any sale, lease or other transfer (in one transaction or a series of related transactions) is made by the Company or any of its Restricted Subsidiaries of all or substantially all of the consolidated assets of the Company and its Restricted Subsidiaries to any Person; (c) the Company consolidates with or merges with or into another Person or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which immediately after the consummation thereof Persons owning a majority of the Voting Stock of the Company immediately prior to such consummation shall cease to own a majority of the Voting Stock of the Company or the surviving entity if other than the Company; (d) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company; or (e) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company. In no event would the sale of common stock of the Company to an underwriter or a group of underwriters in privity of contract with the Company (or anybody in privity of contract with such underwriters) be deemed to be a Change of Control or be deemed the acquisition of more than 40% of the voting power of the outstanding Voting Stock of the Company by a Person or any Group unless such common stock is not held in an investment account in which case the investment account would be treated without giving effect to the foregoing part of this sentence.

The Indenture acknowledges that, prior to the mailing of a notice to each holder regarding the Offer to Purchase, but in any event within 30 days following the date on which a Change of Control occurs, the Company will be obligated under the Credit Agreement as in effect on the Issue Date to (i) repay in full all Indebtedness under the Credit Agreement (and terminate all such commitments) or offer to repay in full all such Indebtedness (and terminate all such commitments) and to repay the Indebtedness owed to (and terminate the commitments of) each lender which has accepted such offer or
(ii) obtain the requisite consents under the Credit Agreement to permit the repurchase of the Notes as provided below. The Company will first comply with its obligations described in the preceding sentence before it will be required to offer to repurchase Notes pursuant to the provisions described below, provided that nothing in this paragraph shall eliminate the obligation of the Company to consummate an Offer to Purchase the Notes within 90 days of the consummation of a transaction resulting in a Change of Control.

In the event that the Company makes an Offer to Purchase the Notes, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

With respect to the sale of assets referred to in the definition of "Change of Control," the phrase "all or substantially all" of the assets of the Company will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred. In addition, no assurances can be given that the Company will be able to acquire Notes tendered upon the occurrence of a Change of Control. The ability of the Company to pay cash to the holders of Notes upon a Change of Control may be limited by its then existing financial resources. The Credit Agreement will contain certain covenants prohibiting, or requiring waiver or consent of the lenders thereunder prior to, the repurchase of the Notes upon a Change of Control and future debt agreements of the Company may provide the same. If the Company does not obtain such waiver or consent to repay such Indebtedness, the Company will remain prohibited from repurchasing the Notes. In such event, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture (without any further grace period) which would in turn constitute a default under the Credit Agreement and possibly other Indebtedness. If such a cross-default leads to an acceleration of the obligations under the Credit Agreement or any other Senior Debt, the payment on the Notes would be effectively subordinated to any such Senior Debt. In addition, the 11 1/4% Notes Indenture contains provisions relating to a Change of Control substantially identical to those in the Indenture. As a result, upon a Change of Control under the Indenture, a Change of Control under the 11 1/4% Notes Indenture would also have occurred, and the Company would be required to make an offer to purchase the 11 1/4% Notes as well as the Notes. None of the provisions relating to a repurchase upon a Change of Control are waivable by the Board of Directors of the Company or the Trustee.

The foregoing provisions will not prevent the Company from entering into transactions of the types described above with management or their affiliates. In addition, such provisions may not necessarily afford the holders of the Notes protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders because such transactions may not involve a shift in voting power or beneficial ownership, or even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger the provisions. Nonetheless, such provisions may have the effect of deterring certain mergers, tender offers, takeover attempts or similar transactions by increasing the cost of such a transaction and may limit the Company's ability to obtain additional equity financing in the future.

Future Guarantors

The Indenture provides that the Company shall not create or acquire, nor permit any of its Domestic Restricted Subsidiaries to create or acquire, any Domestic Restricted Subsidiary after the Issue Date unless, at the time such Domestic Restricted Subsidiary has either assets or stockholder's equity in excess of $25,000, such Domestic Restricted Subsidiary (a) executes and delivers to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture and
(b) delivers to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Domestic Restricted Subsidiary.

Provision of Financial Information

Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were so required, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so required. The Company shall also in any event (a) within 15 days of each Required Filing Date (i) transmit by mail to all holders of Notes, as their names and addresses appear in the Note Register, without cost to such holders, and (ii) file with the Trustee, copies of the annual reports, quarterly reports and other documents which the Company is required to file with the Commission pursuant to the preceding sentence, and (b) if, notwithstanding the preceding sentence, filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of such documents to any prospective holder of Notes.

Mergers, Consolidations and Certain Sales of Assets

The Company will not consolidate or merge with or into any Person, or sell, assign, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to consolidate or merge with or into any Person or sell, assign, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries), whether as an entirety or substantially an entirety in one transaction or a series of related transactions, including by way of liquidation or dissolution, to any Person unless, in each such case: (i) the entity formed by or surviving any such consolidation or merger (if other than the Company or such Restricted Subsidiary, as the case may be), or to which such sale, assignment, lease, conveyance or other disposition shall have been made (the "Surviving Entity"), is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (ii) if there is a Surviving Entity, the Surviving Entity assumes by supplemental indenture all of the obligations of the Company (or in the case a Restricted Subsidiary is the Surviving Entity, the obligations of such Restricted Subsidiary) on the Notes and under the Indenture; (iii) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company or the Surviving Entity, as the case may be, (A) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (B) could Incur at least $1.00 of Indebtedness pursuant to clause (i) of the provisions of the Indenture described under "--Limitation on Indebtedness" above; (iv) immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or any of its such Restricted Subsidiaries as a result of such transaction as having been incurred by the Company or such Restricted Subsidiary, as the case may be, at the time of the transaction, no Default or Event of Default shall have occurred and be continuing; and (v) if, as a result of any such transaction, property or assets of the Company or a Restricted Subsidiary would become subject to a Lien not excepted from the provisions of the Indenture described under "--Limitation on Liens" above, the Company, Restricted Subsidiary or the Surviving Entity, as the case may be, shall have secured the Notes as required by said covenant. The provisions of this paragraph shall not apply to any merger of a Restricted Subsidiary of the Company with or into the Company or a Wholly Owned Subsidiary of the Company or any transaction pursuant to which a Guarantor, is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the Indenture described under "--Limitation on Certain Asset Dispositions" above.

Termination of Certain Covenants if Notes Rated Investment Grade

Notwithstanding the foregoing, the Company's obligation to comply with the provisions of the Indenture described above under the captions
"--Covenants--Limitation on Indebtedness," "--Limitation on Restricted Payments," "--Limitations Concerning Distributions and Transfers by Restricted Subsidiaries," "--Limitation on Certain Asset Dispositions," "Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries" and "--Limitation on Transactions with Affiliates and Related Persons" will terminate if the Notes are rated Investment Grade.

Events of Default

The following will be Events of Default under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due (whether or not prohibited by the provisions of the Indenture described under "--Ranking" above); (b) failure to pay any interest on any Note when due, and the default continues for 30 days (whether or not prohibited by the provisions of the Indenture described under "--Ranking" above); (c) default in the payment of principal of and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "--Covenants--Change of Control" and "--Covenants--Limitation on Certain Asset Dispositions" above when due and payable (whether or not prohibited by the provisions of the Indenture described under "--Ranking" above); (d) failure to perform or comply with any of the provisions described under "--Covenants--Mergers, Consolidations and Certain Sales of Assets" above; (e) failure to perform any other covenant or agreement of the Company under the Indenture or the Notes and the default continues for 60 days after written notice to the Company by the Trustee or holders of at least 25% in aggregate principal amount of outstanding Notes;
(f) default under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any of its Restricted Subsidiaries having an outstanding principal amount of $15 million or more individually or in the aggregate that has resulted in the acceleration of the payment of such Indebtedness or failure to pay principal when due at the stated maturity of any such Indebtedness; (g) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Restricted Subsidiaries in an amount of $5 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;
(h) certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Material Subsidiaries; and (i) any Guarantee ceases to be in full force and effect or is declared null and void and unenforceable or is found to be invalid or a Guarantor denies its liability under the Guarantee (other than by reason of a release of such Guarantor from the Guarantee in accordance with the terms of the Indenture and the Guarantee).

If an Event of Default (other than an Event of Default with respect to the Company described in clause (h) of the preceding paragraph) shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture; and provided, further, that so long as the Credit Agreement shall be in full force and effect, if an Event of Default shall have occurred and be continuing (other than as specified under clause (h) above), the Notes shall not become due and payable until the earlier to occur of (x) five business days following delivery of a written notice of such acceleration of the Notes to the agent under the Credit Agreement, if such Event of Default has not been cured prior to such fifth business day, and (y) the acceleration of any Indebtedness under the Credit Agreement. If an Event of Default specified in clause (h) of the preceding paragraph with respect to the Company occurs, the outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any holder. For information as to waiver of defaults, see "--Modification and Waiver."

The Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the Notes, give the holders thereof notice of all uncured Defaults or Events of Default known to it; provided, however, that, except in the case of an Event of Default or a Default in payment with respect to the Notes or a Default or Event of Default in complying with "--Covenants--Mergers, Consolidations and Certain Sales of Assets," the Trustee shall be protected in withholding such notice if and so long as the Board of Directors or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the holders of the Notes.

No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to its performance of certain of its obligations under the Indenture and as to any default in such performance.

Satisfaction and Discharge of Indenture; Defeasance

The Company may terminate its substantive obligations and the substantive obligations of the Guarantors in respect of the Notes and the Guarantees by delivering all outstanding Notes to the Trustee for cancellation and paying all sums payable by the Company on account of principal of, premium, if any, and interest on all Notes or otherwise. In addition to the foregoing, the Company may, provided that no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (h) of "--Events of Default" above, any time on or prior to the 91st calendar day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day)) and provided that no default under any Senior Debt would result therefrom, terminate its substantive obligations and the substantive obligations of the Guarantors in respect of the Notes and the Guarantees (except for the Company's obligation to pay the principal of (and premium, if any, on) and the interest on the Notes and such Guarantors' guarantee thereof) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining indebtedness on the Notes, (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, (iii) delivering to the Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph will not result in the Company, the Trustee or the trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, and (iv) complying with certain other requirements set forth in the Indenture. In addition, the Company may, provided that no Default or Event of Default has occurred, and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (h) of "--Events of Default" above, any time on or prior to the 91st calendar day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day)) and provided that no default under any Senior Debt would result therefrom, terminate all of its substantive obligations and all of the substantive obligations of the Guarantors in respect of the Notes and the Guarantees (including the Company's obligation to pay the principal of (and premium, if any, on) and interest on the Notes and such Guarantors' guarantee thereof by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining indebtedness on the Notes, (ii) delivering to the Trustee either a ruling directed to the Trustee from the Internal Revenue Service to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations or an Opinion of Counsel based upon such a ruling addressed to the Trustee or a change in the applicable Federal tax law since the date of the Indenture, to such effect,
(iii) delivering to the Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph will not result in the Company, the Trustee or the trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, and (iv) complying with certain other requirements set forth in the Indenture.

The Company may make an irrevocable deposit pursuant to this provision only if at such time it is not prohibited from doing so under the subordination provisions of the Indenture or certain covenants in the instruments governing Senior Debt and the Company has delivered to the Trustee and any Paying Agent an Officers' Certificate to that effect.

Governing Law

The Indenture, the Notes and the Guarantees will be governed by the laws of the State of New York without regard to principles of conflicts of laws.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each Note affected thereby, (a) change the Stated Maturity of the principal of or any installment of interest on any Note or alter the optional redemption or repurchase provisions of any Note or the Indenture in a manner adverse to the holders of the Notes, (b) reduce the principal amount of (or the premium) of any Note, (c) reduce the rate of or extend the time for payment of interest on any Note, (d) change the place or currency of payment of principal of (or premium) or interest on any Note, (e) modify any provisions of the Indenture relating to the waiver of past defaults (other than to add sections of the Indenture subject thereto) or the right of the holders to institute suit for the enforcement of any payment on or with respect to any Note or the Guarantee, or the modification and amendment of the Indenture and the Notes (other than to add sections of the Indenture or the Notes which may not be amended, supplemented or waived without the consent of each holder affected),
(f) reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes or for waiver of any Default, (g) waive a default in the payment of principal of, interest on, or redemption payment with respect to, any Note (except a rescission of acceleration of the Notes by the holders as provided in the Indenture and a waiver of the payment default that resulted from such acceleration), (h) modify the ranking or priority of the Notes or the Guarantee, or modify the definition of Senior Debt or Designated Senior Debt or amend or modify the subordination provisions of the Indenture in any manner adverse to the Holders, (i) release the Guarantors from any of their respective obligations under the Guarantee or the Indenture otherwise than in accordance with the Indenture, or (j) modify the provisions relating to any Offer to Purchase required under the covenants described under "--Covenants--Limitation on Certain Asset Dispositions" or
"--Covenants--Change of Control" in a manner materially adverse to the holders of Notes with respect to any Asset Disposition that has been consummated or Change of Control that has occurred.

The holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all holders of Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all holders of Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Note tendered pursuant to an Offer to Purchase, or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

The Trustee

The Indenture provides that, except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of a Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, the Guarantors, or any other obligor upon the Notes, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or an Affiliate of the Company; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

The Exchange Notes will initially be represented by one or more global Notes in definitive, fully registered form without interest coupons (collectively, the "Global Note") and will be deposited with the Trustee as custodian for the Depositary in the name of a nominee of the Depositary.

Upon the issuance of the Global Note, the Depositary or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with the Depositary ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as the Depositary, or its nominee, is the registered holder of the Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Note for all purposes under the Indenture and the Exchange Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the Depositary's applicable procedures.

Payments of the principal of, and interest on, the Global Notes will be made to the Depositary or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the name of nominees for such customers. Such payments will be the responsibility of such participants. Transfers between participants in the Depositary will be effected in the ordinary way in accordance with the Depositary rules and will be settled in same-day funds.

The Depositary has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts an interest in the Global Notes is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction.

The Depositary has advised the Company as follows: the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the Depositary system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

Although the Depositary, Euroclear and Cedel have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of the Depositary, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by the Depositary, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Exchange Notes

If the Depositary is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Global Notes which will bear the legend referred to under the heading "Notice to Investors."

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture or the Registration Rights Agreement. Reference is made to the Indenture or the Registration Rights Agreement for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

"Acquired Indebtedness" means, with respect to any Person, Indebtedness of such Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from another Person, including Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with any specified Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Asset Disposition" means any sale, transfer or other disposition (including, without limitation, by merger, consolidation or sale-and-leaseback transaction) of (i) shares of Capital Stock of a Restricted Subsidiary of the Company (other than directors' qualifying shares) or (ii) property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that an Asset Disposition shall not include (a) any sale, transfer or other disposition of shares of Capital Stock, property or assets by a Restricted Subsidiary of the Company to the Company or to any Wholly Owned Subsidiary of the Company, (b) any sale, transfer or other disposition of defaulted receivables for collection or any sale, transfer or other disposition of property or assets in the ordinary course of business, (c) any isolated sale, transfer or other disposition that does not involve aggregate consideration in excess of $2 million individually,
(d) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property, (e) any Lien (or foreclosure thereon) securing Indebtedness to the extent that such Lien is granted in compliance with "--Covenants--Limitation on Liens" above, (f) any Restricted Payment permitted by "--Covenants--Limitation on Restricted Payments" above, (g) any disposition of assets or property in the ordinary course of business to the extent such property or assets are obsolete, worn-out or no longer useful in the Company's or any of its Restricted Subsidiaries' business, (h) the sale, lease, conveyance or disposition or other transfer of all or substantially all of the assets of the Company as permitted under "--Covenants--Mergers, Consolidations and Certain Sales of Assets" above; provided, that the assets not so sold, leased, conveyed, disposed of or otherwise transferred shall be deemed an Asset Disposition, or (i) any disposition that constitutes a Change of Control.

"Average Life" means, as of the date of determination, with respect to any Indebtedness for borrowed money or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal or liquidation value payments of such Indebtedness or Preferred Stock, respectively, and the amount of such principal or liquidation value payments, by (ii) the sum of all such principal or liquidation value payments.

"Capital Lease Obligations" of any Person means the obligations to pay rent or other amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property of such Person which are required to be classified and accounted for as a capital lease or liability on the face of a balance sheet of such Person in accordance with GAAP. The amount of such obligations shall be the capitalized amount thereof in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person.

"Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Consolidated Cash Flow Available for Fixed Charges" of any Person means for any period the Consolidated Net Income of such Person for such period increased (to the extent Consolidated Net Income for such period has been reduced thereby) by the sum of (without duplication) (i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of such Person prepared in accordance with GAAP for such period, plus (iv) any other non-cash charges to the extent deducted from or reflected in Consolidated Net Income except for any non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period.

"Consolidated Cash Flow Ratio" of any Person means for any period the ratio of
(i) Consolidated Cash Flow Available for Fixed Charges of such Person for such period to (ii) the sum of (A) Consolidated Interest Expense of such Person for such period, plus (B) the annual interest expense with respect to any Indebtedness proposed to be Incurred by such Person or its Restricted Subsidiaries, minus (C) Consolidated Interest Expense of such Person to the extent included in clause (ii)(A) with respect to any Indebtedness that will no longer be outstanding as a result of the Incurrence of the Indebtedness proposed to be Incurred, plus (D) the annual interest expense with respect to any other Indebtedness Incurred by such Person or its Restricted Subsidiaries since the end of such period to the extent not included in clause (ii)(A), minus (E) Consolidated Interest Expense of such Person to the extent included in clause (ii)(A) with respect to any Indebtedness that no longer is outstanding as a result of the Incurrence of the Indebtedness referred to in clause (ii)(D); provided, however, that in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation (after giving effect to any hedge in respect of such Indebtedness that will, by its terms, remain in effect until the earlier of the maturity of such Indebtedness or the date one year after the date of such determination) had been the applicable rate for the entire period; provided, further, however, that, in the event such Person or any of its Restricted Subsidiaries has made any Asset Dispositions or acquisitions of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during or after such period and on or prior to the date of measurement, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period. Calculations of pro forma amounts in accordance with this definition shall be done in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision and may include reasonably ascertainable cost savings.

"Consolidated Income Tax Expense" of any Person means for any period the consolidated provision for income taxes of such Person and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with GAAP.

"Consolidated Interest Expense" for any Person means for any period, without duplication, (a) the consolidated interest expense included in a consolidated income statement (without deduction of interest or finance charge income) of such Person and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with GAAP and (b) dividend requirements of such Person and its Restricted Subsidiaries with respect to Disqualified Stock and with respect to all other Preferred Stock of Restricted Subsidiaries of such Person (in each case whether in cash or otherwise (except dividends payable solely in shares of Capital Stock of such Person or such Restricted Subsidiary)) paid, accrued or accumulated during such period times a fraction the numerator of which is one and the denominator of which is one minus the then effective consolidated Federal, state and local tax rate of such Person, expressed as a decimal.

"Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided, however, that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not net loss) of any Restricted Subsidiary of such Person which is subject to restrictions which prevent or limit the payment of dividends or the making of distributions to such Person to the extent of such restrictions (regardless of any waiver thereof), (c) non-cash gains and losses due solely to fluctuations in currency values, (d) the net income of any Person that is not a Restricted Subsidiary of such Person, except to the extent of the amount of dividends or other distributions representing such Person's proportionate share of such other Person's net income for such period actually paid in cash to such Person by such other Person during such period, (e) gains but not losses on Asset Dispositions by such Person or its Restricted Subsidiaries, (f) all extraordinary gains and losses determined in accordance with GAAP and (g) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings (or losses) of the successor corporation prior to such consolidation, merger or transfer of assets.

"Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

"Continuing Director" means a director who either was a member of the Board of Directors of the Company on the Issue Date or who became a director of the Company subsequent to the Issue Date and whose election, or nomination for election by the Company's stockholders, was duly approved by a majority of the Continuing Directors then on the Board of Directors of the Company, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors of the Company in which such individual is named as nominee for director.

"Credit Agreement" means the Credit Agreement, to be dated as of March 3, 1998, among the Company as borrower thereunder, and Morgan Guaranty Trust Company of New York, as agent on behalf of itself and the others named therein, and any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto or replacements thereof (including, without limitation, any amendment increasing the amount borrowed thereunder) and any agreement providing therefor whether by or with the same or any other lender, creditors, or group of creditors and including related notes, guarantee agreements, security agreements and other instruments and agreements executed in connection therewith.

"Default" means any event that is, or after notice or lapse of time or both would become, an Event of Default.

"Designated Senior Debt" means (i) so long as the Credit Agreement is in effect, the Senior Debt incurred thereunder and (ii) thereafter, any other Senior Debt which has at the time of initial issuance an aggregate outstanding principal amount in excess of $25.0 million which has been so designated as Designated Senior Debt by the Board of Directors of the Company at the time of initial issuance in a resolution delivered to the Trustee.

"Disqualified Stock" of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity of the Notes (other than pursuant to change of control provisions similar to those applicable to the Notes, provided that such provisions expressly provide that no payment can be made on such Capital Stock until any Offer to Purchase the Notes required pursuant to the provisions described under "--Change of Control" above shall have been consummated and paid in full).

"Domestic Restricted Subsidiary" means any Restricted Subsidiary of the Company organized and existing under the laws of the United States, any state thereof or the District of Columbia.

"11 1/4% Notes" means the Company's 11 1/4% Senior Subordinated Notes due 2007 issued pursuant to the 11 1/4% Notes Indenture.

"11 1/4% Notes Indenture" means the indenture dated as of April 1, 1997, among the Company, the subsidiaries of the Company from time to time party thereto as guarantors thereunder and Marine Midland Bank, as Trustee as supplemented from time to time.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder.

"GAAP" means generally accepted accounting principles, consistently applied, as in effect on the Issue Date in the United States of America, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as is approved by a significant segment of the accounting profession in the United States.

"Guarantee" means the guarantee of the Senior Subordinated Notes by each Guarantor under the Indenture.

"Guarantor" means (i) each Domestic Restricted Subsidiary on the Issue Date with assets or stockholder's equity in excess of $25,000 and (ii) each Domestic Restricted Subsidiary, if any, of the Company formed or acquired after the Issue Date, which pursuant to the terms of the Indenture executes a supplement to the Indenture as a Guarantor.

"Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing). Indebtedness of any Person or any of its Restricted Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company (or is merged into or consolidates with the Company or any of its Restricted Subsidiaries), whether or not such Indebtedness was incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company (or being merged into or consolidated with the Company or any of its Restricted Subsidiaries), shall be deemed Incurred at the time any such Person becomes a Restricted Subsidiary of the Company or merges into or consolidates with the Company or any of its Restricted Subsidiaries.

"Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person outstanding for more than 15 days, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services outstanding for more than 15 days (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every net obligation under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise. Indebtedness shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Stock of the Company owned by any Person other than the Company or a Restricted Subsidiary of the Company, and any Preferred Stock of a Restricted Subsidiary of the Company. Indebtedness shall never be calculated taking into account any cash and cash equivalents held by such Person. Indebtedness shall not include obligations arising from agreements of the Company or a Restricted Subsidiary of the Company to provide for indemnification, adjustment of purchase price, earn-out, or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of a Restricted Subsidiary of the Company.

"Investment" by any Person means any direct or indirect loan, advance, guarantee or other extension of credit (excluding credit balances in bank accounts or similar accounts with other financial institutions) or capital contribution to (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Indebtedness issued by any other Person.

"Investment Grade Rated" means, with respect to the Notes, both a rating of the Notes by S&P of BBB- or higher and a rating of the Notes by Moody's of Baa3 or higher.

"Issue Date" means the original issue date of the Notes.

"Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"Material Subsidiary" means, at any date of determination, any Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company accounted for more than 5% of the consolidated revenues of the Company or (ii) as of the end of such fiscal year, was the owner of more than 5% of the consolidated assets of the Company, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year prepared in conformity with GAAP.

"Moody's" means Moody's Investors Service, Inc. or any successor to its debt rating business.

"Net Available Proceeds" from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) therefrom by such Person, including any cash received by way of deferred payment or upon the monetization or other disposition of any non-cash consideration (including notes or other securities) received in connection with such Asset Disposition, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Indebtedness which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all payments made with respect to liabilities associated with the assets which are the subject of the Asset Disposition, including, without limitation, trade payables and other accrued liabilities,
(iv) appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, until such time as such amounts are no longer reserved or such reserve is no longer necessary (at which time any remaining amounts will become Net Available Proceeds to be allocated in accordance with the provisions of clause (iii) of the covenant of the Indenture described under "--Covenants--Limitation on Certain Asset Dispositions") and (v) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition.

"Net Investment" means the excess of (i) the aggregate amount of all Investments in Unrestricted Subsidiaries or joint ventures made by the Company or any Restricted Subsidiary on or after the Issue Date (in the case of an Investment made other than in cash, the amount shall be the fair market value of such Investment as determined in good faith by the Board of Directors of the Company or such Restricted Subsidiary) over (ii) the aggregate amount returned in cash on or with respect to such Investments whether through interest payments, principal payments, dividends or other distributions or payments; provided, however, that such payments or distributions shall not be (and have not been) included in subclause (b) of clause (3) of the first paragraph described under "--Covenants--Limitation on Restricted Payments;" provided, further that with respect to all Investments made in any Unrestricted Subsidiary or joint venture the amounts referred to in clause
(ii) above with respect to such Investments shall not exceed the aggregate amount of all such Investments made in such Unrestricted Subsidiary or joint venture.

"Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each holder at his address appearing in the register for the Notes on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be not less than 30 days nor more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all the information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

              (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

              (2) the Expiration Date and the Purchase Date;

              (3) the aggregate principal amount of the outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

              (4) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

              (5) that the holder may tender all or any portion of the Notes registered in the name of such holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

              (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

              (7) that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

              (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

              (9) that each holder electing to tender all or any portion of a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the holder thereof or his attorney duly authorized in writing);

             (10) that holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the fifth Business Day next preceding the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note the holder tendered, the certificate number of the Note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender;

             (11) that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

             (12) that in the case of any holder whose Note is purchased only in part, the Company shall execute and the Trustee shall authenticate and deliver to the holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

"Permitted Holder" means any of any member of the Board of Directors of the Company as of the Issue Date, Tekni-Plex Partnership, MST/TP Partners, L.P., MST Management, L.P., MST Partners L.P., any Affiliate of or partner in any of the foregoing (including any Person receiving common stock of the Company upon a distribution by any of the foregoing partnerships, whether a partner or designated by a partner for purposes of estate or similar personal planning), or any group if the majority of the shares of Common Stock of the Company owned by such group are beneficially owned by any or all of the foregoing and their Related Persons and Affiliates.

"Permitted Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or any governmental entity or agency or political subdivision thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), maturing within one year of the date of purchase; (ii) Investments in commercial paper issued by corporations or financial institutions maturing within 180 days from the date of the original issue thereof, and rated "P-1" or better by Moody's Investors Service or "A-1" or better by Standard & Poor's Corporation or an equivalent rating or better by any other nationally recognized securities rating agency; (iii) Investments in certificates of deposit issued or acceptances accepted by or guaranteed by any bank or trust company organized under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province thereof, in each case having a combined capital, surplus and undivided profits totaling more than $500,000,000, maturing within one year of the date of purchase; (iv) Investments representing Capital Stock or obligations issued or otherwise transferred to the Company or any of its Restricted Subsidiaries in the course of the good faith settlement of claims against any other Person or by reason of a composition or readjustment of debt or a reorganization of any debtor of the Company or any of its Restricted Subsidiaries; (v) deposits, including interest-bearing deposits, maintained in the ordinary course of business in banks; (vi) any Investment in any Person; provided, however, that (x) after giving effect to any such Investment such Person shall become a Restricted Subsidiary of the Company or (y) such Person is merged with or into, or substantially all of such Person's assets are transferred to, the Company or a Restricted Subsidiary of the Company; (vii) receivables and prepaid expenses, in each case arising in the ordinary course of business; provided, however, that such receivables and prepaid expenses would be recorded as assets of such Person in accordance with GAAP; (viii) endorsements for collection or deposit in the ordinary course of business by such Person of bank drafts and similar negotiable instruments of such other Person received as payment for ordinary course of business trade receivables; (ix) any interest swap or hedging obligation with an unaffiliated Person otherwise permitted by the Indenture; (x) Investments received as consideration for an Asset Disposition in compliance with the provisions of the Indenture described under "-- Covenants--Limitation on Certain Asset Dispositions" above; (xi)
Investments in Restricted Subsidiaries or by virtue of which a person becomes a Restricted Subsidiary (including under circumstances in which equity interests in a Restricted Subsidiary are acquired from third parties subsequent to such Person becoming a Restricted Subsidiary pursuant to the terms of any merger or acquisition or similar agreement in existence at the time such Person became a Restricted Subsidiary); and (xii) loans and advances to employees of the Company or any of its Restricted Subsidiaries in the ordinary course of business.

"Person" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"PS&T" means Plastic Specialties and Technologies, Inc.

"PS&T Notes" means the 11  1/4% Senior Secured Notes due 2003 of PS&T.

"PS&T Tender Offer" means the tender offer and consent solicitation relating to the PS&T Notes commenced February 2, 1998.

"Purchase Date" has the meaning set forth in the definition of "Offer to Purchase" above.

"Related Person" of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

"Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Ratings Group or any successor to its debt rating business.

"Senior Debt" means, with respect to any Person at any date, (i) in the case of the Company or the Guarantor, all Indebtedness and other obligations under the Credit Agreement, including, without limitation, principal, premium, if any, and interest on such Indebtedness and all other amounts due on or in connection with such Indebtedness including all charges, fees and expenses,
(ii) all other Indebtedness of such Person for money borrowed, including principal, premium, if any, and interest on such Indebtedness, unless the instrument under which such Indebtedness for money borrowed is created, incurred, assumed or guaranteed expressly provides that such Indebtedness for money borrowed is not senior or superior in right of payment to the Notes, and all renewals, extensions, modifications, amendments, refinancing or replacements thereof and all other Indebtedness of such Person of the types referred to in clauses (iii), (iv) (not including obligations issued or assumed as the deferred purchase price of services) and (vi) of the definition of Indebtedness and (iii) all interest on any Indebtedness referred to in clauses (i) and (ii) accruing during, or which would accrue but for, the pendency of any bankruptcy or insolvency proceeding, whether or not allowed thereunder.

      Notwithstanding the foregoing, Senior Debt shall not include (a) Indebtedness which is pursuant to its terms or any agreement relating thereto or by operation of law subordinated or junior in right of payment or otherwise to any other Indebtedness of such Person; provided, however, that no Indebtedness shall be deemed to be subordinate or junior in right of payment or otherwise to any other Indebtedness of a Person solely by reason of such other Indebtedness being secured and such Indebtedness not being secured, (b) the Notes, (c) any Indebtedness of such Person to any of its Subsidiaries, (d) Indebtedness Incurred in violation of the provisions of the Indenture described under "--Covenants--Limitation on Indebtedness"; provided, however, that Indebtedness under the Credit Agreement shall be deemed not to have been Incurred in violation of such provisions for purposes of this clause (d) if the holder(s) of such Indebtedness or their agent or representative shall have received a representation from the Company to the effect that the Incurrence of such Indebtedness does not violate such provision and (e) any Indebtedness which, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Code, is without recourse to the Company.

"Subordinated Indebtedness" means any Indebtedness (whether outstanding on the date hereof or hereafter incurred) which is by its terms expressly subordinate or junior in right of payment to the Notes.

"Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, have at least a majority ownership and voting power relating to the policies, management and affairs thereof.

"Unrestricted Subsidiary" means (i) any Subsidiary of the Company formed or acquired after the Issue Date that at the time of determination is designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. Any such designation by the Board of Directors will be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions. The Board of Directors of the Company may not designate any Subsidiary of the Company to be an Unrestricted Subsidiary if, after such designation, (a) the Company or any other Restricted Subsidiary (i) provides credit support for, or a guarantee of, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Subsidiary, (b) a default with respect to any Indebtedness of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity or (c) such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Restricted Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.

"Voting Stock" of any Person means the Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

"Wholly Owned Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.





            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS



The following is a discussion of certain material United States federal income tax consequences of the Exchange Offer to holders of Old Notes. Unless otherwise stated, this discussion addresses the United States federal income tax consequences to persons that hold Old Notes as capital assets, and that are (i) citizens or residents of the United States, (ii) corporations, partnerships or other entities created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) estates the income of which is subject to United States federal income tax regardless of its source, or (iv) trusts the administration of which is subject to the primary supervision of a court within the United States and for which one or more United States fiduciaries have the authority to control all substantial decisions ("U.S. Holders"). This discussion does not purport to address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, and persons in special situations, such as those who hold Old Notes or Exchange Notes as part of a straddle, hedge, conversion transaction, or other integrated investment). This discussion does not address the tax consequences to persons that have a "functional currency" other than the U.S. dollar. In addition, this discussion does not address United States federal alternative minimum tax consequences or any aspect of state, local or foreign taxation. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

HOLDERS OF NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE EXCHANGE NOTES, AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

The Exchange

The exchange of an Old Note for an Exchange Note pursuant to the Exchange Offer should not be treated as an exchange or otherwise as a taxable event for U.S. federal income tax purposes. Accordingly, the Exchange Notes should have the same issue price as the Old Notes and each holder should have the same adjusted basis and holding period in the Exchange Notes as it had in the Old Notes immediately before the Exchange Offer. It is assumed, for purposes of the following discussion, that the consummation of the Exchange Offer will not be treated as a taxable event and that the Exchange Notes and the Old Notes will be treated as the same instruments for U.S. federal income tax purposes.

Disposition of Exchange Notes

If a U.S. Holder sells an Exchange Note between interest payment dates, the U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale (except to the extent such amount is attributable to accrued but previously unrecognized interest, which is taxable as ordinary interest income) and the U.S. Holder's adjusted tax basis in the Exchange Note. A U.S. Holder's adjusted tax basis in an Exchange Note will be equal to the amount the U.S. Holder paid to purchase the Old Note, (i) increased by any interest that has accrued since the last interest payment date, any "original issue discount" within the meaning of Section 1273 of the Code, and any market discount, in each case that has previously been included by such U.S. Holder in taxable income with respect to such Note, and (ii) decreased by any bond premium previously amortized and any principal payments previously received by such U.S. Holder with respect to such Note. Subject to the market discount rules, any such gain or loss will be capital gain or loss, long-term or short-term depending upon whether the Holder has held such Note for more than one year. Subject to certain limited exceptions, capital losses cannot be used to offset ordinary income.

Foreign Holders

For purposes of this discussion, a "Foreign Holder" is any noteholder other than a U.S. Holder.

A Foreign Holder generally will not be subject to United States federal withholding tax on interest paid on the Exchange Notes so long as the Foreign Holder (i) is not actually or constructively a "10 percent shareholder"' of the Company or a "controlled foreign corporation" with respect to which the Company is a "related person" within the meaning of the Code, and (ii) provides an appropriate statement, signed under penalties of perjury, certifying that the beneficial owner of the Exchange Note is a foreign person and providing that foreign person's names and address. If the information provided in this statement changes, the foreign person must so inform the Company within 30 days of such change. The statement generally must be provided in the year a payment occurs or in either of the two preceding years. If the foregoing conditions are not satisfied, then interest paid on the Exchange Notes will be subject to United States withholding tax at a rate of 30%, unless such rate is reduced or eliminated pursuant to an applicable tax treaty.

Any capital gain a Foreign Holder realizes on the sale, redemption, retirement or other taxable disposition of an Exchange Note will be exempt from United States federal income and withholding tax, provided that (i) the gain is not effectively connected with the Foreign Holder's conduct of a trade or business in the United States, (ii) in the case of a Foreign Holder that is an individual, the Foreign Holder is not present in the United States for 183 days or more in the taxable year of the disposition and (iii) the Foreign Holder is not subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

If the interest, gain or other income a Foreign Holder recognizes on an Exchange Note is effectively connected with the Foreign Holder's conduct of a trade or business in the United States, the Foreign Holder (although exempt from the withholding tax previously discussed if an appropriate statement is furnished) generally will be subject to United States federal income tax on the interest, gain or other income at regular federal income tax rates. In addition, if the Foreign Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits," as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

Information Reporting and Backup Withholding

The Company will be required to report annually to the IRS, and to each U.S. Holder of record, the amount of interest paid on the Exchange Notes (and the amount, if any, withheld) for each calendar year, except as to exempt holders (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or non-resident aliens that provide certification as to their status). Each U.S. Holder (other than holders, including, among others, corporations, that are not subject to the reporting requirements) will be required to provide to the Company, under penalties of perjury, a certificate containing the U.S. Holder's name, address, correct federal taxpayer identification number and a statement that the U.S. Holder is not subject to backup withholding. Should a nonexempt U.S. Holder fail to provide the required certificate, the Company will be required to withhold 31% of the interest otherwise payable to the U.S. Holder and to remit the withheld amount to the IRS as a credit against the U.S. Holder's federal income tax liability.





                             PLAN OF DISTRIBUTION

Prior to the Exchange Offer, there has been no market for any of the Exchange Notes. The Old Notes are eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages ("PORTAL") market. There can be no assurance that an active trading market will develop for, or as to the liquidity of, any of the Notes.

Each Participating Broker-Dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, the Company will make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale.

The Company will not receive any proceeds from any sales of the Exchange Notes by Participating Broker-Dealers. Exchange Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such Exchange Notes. Any Participating Broker-Dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker-Dealer that requests such documents in the Letter of Transmittal.

                                 LEGAL MATTERS

Certain legal matters relating to the Exchange Notes offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The consolidated financial statements of Tekni-Plex included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of PureTec Corporation and of Plastic Specialties and Technologies, Inc. included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



                             AVAILABLE INFORMATION

The Company has filed with the Commission a Registration Statement on Form S-4 (the "Exchange Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder relating to the securities being offered hereby.

This Prospectus does not contain all the information set forth in the Exchange Registration Statement. For further information with respect to Tekni-Plex and the Exchange Offer, reference is made to the Exchange Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved. The Exchange Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at 75 Park Place, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith is required to file periodic reports and other information with the Commission. The Company has also agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Exchange Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company was required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company was required to file such reports. In addition, for so long as any of the Notes remain outstanding, the Company has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144(d)(4) under the Securities Act. Under the Indenture, the Company shall file with the Trustee annual, quarterly and other reports within fifteen days after it files such reports with the Commission. Further, to the extent that annual, quarterly or other financial reports are furnished by the Company to stockholders generally, it will mail such reports to holders of Notes. The Company will furnish annual and quarterly financial reports to stockholders of the Company and will mail such reports to holders of Notes pursuant to the Indenture. Annual reports delivered to the Trustee and the holders of Exchange Notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent public or certified public accountant. The Company will also furnish such other reports as may be required by law.





                         INDEX TO FINANCIAL STATEMENTS

                                                                                                          Page
                                                                                                          ---
Tekni-Plex, Inc.
Report of Independent Certified Public Accountants....................................................... F-2
Financial Statements:
      Consolidated balance sheets as of June 28, 1996 and June 27, 1997 and December 26, 1997
   (unaudited)........................................................................................... F-3
      Consolidated statements of operations for the years ended June 30, 1995, June 28, 1996 and June
   27, 1997 and the six months ended December 27, 1996 (unaudited) and December 26, 1997
   (unaudited)........................................................................................... F-4
      Statements of consolidated stockholders' equity for the years ended June 30, 1995, June 28, 1996 and June 27, 1997 and the six months ended December 26, 1997 (unaudited).............................. F-5
      Consolidated statements of cash flows for the years ended June 30, 1995, June 28, 1996 and June
   27, 1997 and the six months ended December 27, 1996 (unaudited) and December 26, 1997
   (unaudited)........................................................................................... F-6
Notes to consolidated financial statements............................................................... F-8

PureTec Corporation
Independent Auditor's Report..............................................................................F-17
Independent Auditor's Report............................................................................. F-18
Consolidated Balance Sheets as of July 31, 1996 and 1997 and January 31, 1998 (unaudited)................ F-19
Consolidated Statements of Operations for the years ended July 31, 1995, 1996 and 1997 and for the six months ended January 31, 1997 (unaudited) and January 31, 1998 (unaudited)...................... F-20
Consolidated Statements of Stockholders' Equity for the years ended July 31, 1995, 1996 and 1997 and for the six months ended January 31, 1998 (unaudited)................................................... F-21
Consolidated Statements of Cash Flows for the years ended July 31, 1995, 1996 and 1997 and for the six months ended January 31, 1997 (unaudited) and January 31, 1998 (unaudited)...................... F-23
Notes to Consolidated Financial Statements............................................................... F-24

Plastic Specialties and Technologies, Inc.
Independent Auditors' Report............................................................................. F-54
Consolidated Statement of Operations for the year ended July 31, 1995.................................... F-55
Consolidated Statement of Stockholders' Deficit for the year ended July 31, 1995......................... F-56
Consolidated Statement of Cash Flows for the year ended July 31, 1995.................................... F-57
Notes to Consolidated Financial Statements............................................................... F-58



            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Tekni-Plex, Inc.
Somerville, New Jersey

We have audited the accompanying consolidated balance sheets of Tekni-Plex, Inc. and its wholly owned subsidiary (the "Company") as of June 27, 1997 and June 28, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 27, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tekni-Plex, Inc. and its wholly owned subsidiary as of June 27, 1997 and June 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 27, 1997, in conformity with generally accepted accounting principles.


                                           BDO SEIDMAN, LLP

August 26, 1997
Woodbridge, New Jersey



                             TEKNI-PLEX, INC.


                        CONSOLIDATED BALANCE SHEETS

                                                                                          [Years Ended]
                                                                      ------------------------------------------------------
                                                                                                                December 26,
                                                                        June 28, 1996       June 27, 1997               1997
                                                                      ---------------- ------------------  -----------------
                                                                                                                 (unaudited)
Assets(Note 4)
Current assets:
      Cash........................................................    $   1,048,287    $  11,095,061       $     9,235,072
 Accounts receivable, net of an allowance of $565,000,
   $313,000 and $316,000 for possible losses......................       12,955,647       12,688,165            15,054,734
      Inventories.................................................       12,954,993       13,315,278            13,893,003
      Income tax refund receivable................................               --        1,082,800                    --
      Deferred income taxes.......................................        2,900,000        1,500,000             1,172,000
      Prepaid and other current assets............................        1,738,009        2,029,606             2,091,174
                                                                      -------------    -------------       ---------------
      Total current assets........................................       31,596,936       41,710,910            41,445,983
Property, plant and equipment, net................................       44,506,233       42,389,315            41,645,861
Intangible assets, net of accumulated amortization of
 $4,821,400, $7,700,300 and $9,227,000............................       40,751,682       36,966,687            37,390,994
Deferred charges, net of accumulated amortization of $496,200,
 $77,400 and $408,000.............................................        4,515,045        5,204,506             4,919,423
Loan receivable -- PureTec........................................               --               --             5,000,000
Other assets......................................................          400,142        2,757,946               281,341
                                                                      -------------    -------------       ---------------
      Total assets................................................    $ 121,770,038    $ 129,029,364           130,683,602
                                                                      =============    =============       ===============
Liabilities and Stockholders' Equity
Current liabilities:
      Current portion of long term debt...........................    $   3,226,149    $          --       $       563,775
      Accounts payable--trade.....................................        5,480,514        6,138,694             5,673,431
      Accrued payroll and benefits................................        3,917,404        5,189,683             1,956,164
      Accrued interest............................................        1,068,690               --             2,119,378
      Accrued liabilities--other..................................        5,448,782        4,432,916             1,358,231
      Income taxes payable........................................          795,000               --             1,375,000
                                                                      -------------    -------------       ---------------
      Total current liabilities...................................       19,936,539       15,761,293            13,045,979
Long-term debt....................................................       67,209,889       75,000,000            75,044,000
Deferred income taxes.............................................        7,655,000        7,255,000             6,967,000
Other liabilities.................................................        1,135,869          615,576               555,500
Redeemable warrants...............................................        1,670,374               --                    --
                                                                      -------------    -------------       ---------------
      Total liabilities...........................................       97,607,671       98,631,869            95,612,479
                                                                      -------------    -------------       ---------------
Commitments and contingencies
Stockholders' equity:
 Common stock, $.01 par value, authorized 20,000 shares,
   issued and outstanding 1,707 shares at June 28, 1996 and
   June 27, 1997 and 850 shares at December 26, 1997..............               17               17                     9
      Additional paid-in capital..................................       22,999,983       41,473,251            41,473,259
      Cumulative currency translation adjustment..................                                         $      (66,928)
      Retained earnings (deficit)                                     $   1,162,367    $(11,075,773)       $   (6,335,217)
                                                                      -------------    -------------       ---------------
      Total stockholders' equity..................................       24,162,367       30,397,495            35,071,123
                                                                      -------------    -------------       ---------------
   Total liabilities and stockholders' equity.....................    $ 121,770,038    $ 129,029,364       $   130,683,602
                                                                      =============    =============       ===============

See acompanying summary of accounting policies and notes to consolidated financial statments.

                             TEKNI-PLEX, INC.
                   CONSOLIDATED STATEMENT OF OPERATIONS

                                   --------------------------------------------------------------------------------
                                                        Years ended                        Six months ended
                                   -----------------------------------------------   ------------------------------
                                                                                     December 27,      December 26,
                                   June 30, 1995     June 28, 1996   June 27, 1997           1996              1997
                                   -------------     -------------   -------------   ------------    --------------
                                                                        (unaudited)
Net sales......................    $ 44,688,453      $ 80,917,205    $ 144,735,927   $ 71,594,561    $ 75,621,895
Cost of sales..................      34,941,442        62,335,102      107,006,755     53,459,922      55,224,465
                                   ------------      ------------    -------------   ------------    ------------
Gross profit...................       9,747,011        18,582,103       37,729,172     18,134,639      20,397,430
Operating expenses:
 Selling, general and
 administrative................       4,813,583        10,338,632       15,886,002      7,150,191       8,255,574
                                   ------------      ------------    -------------   ------------    ------------
Income from operations.........       4,933,428         8,243,471       21,843,170     10,984,448      12,141,856
Other expenses:
Interest.......................       4,321,979         5,816,166        8,094,149      4,129,478       4,335,701
Other..........................         234,743           469,370          646,433        440,106         158,599
 Income before provision for
   income taxes and
   extraordinary item..........         376,706         1,957,935       13,102,588      6,414,864       7,647,556
Provision for income taxes.....         211,000           982,200        4,675,000      2,255,000       2,907,000
                                   ------------      ------------    -------------   ------------    ------------
 Income before extraordinary
   item........................         165,706           975,735        8,427,588      4,159,864       4,740,556
Extraordinary loss on
   extinguishment of debt......             --                --      (20,665,728)            --              --
                                   ------------      ------------    -------------   ------------    ------------
Net income (loss)..............    $    165,706      $    975,735    $(12,238,140)   $  4,159,864    $  4,740,556
                                   ============      ============    =============   ============    ============

See acompanying summary of accounting policies and notes to consolidated financial statments.



                             TEKNI-PLEX, INC.
              STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                     ----------------------------------------------------------------------------------
                                                                           Cumulative
                                       Common      Additional Paid-  Foreign Currency         Retained
                                        Stock            In Capital        Adjustment         Earnings            Total
                                     ---------  -------------------  ----------------   --------------   --------------
Balance, July 1, 1994............    $   9      $   1,499,991                           $       20,926    $  11,520,926
      Net income.................       --                 --                      --          165,706          165,706
                                     -------    -------------        ----------------   --------------   --------------
Balance, June 30, 1995...........        9         11,499,991                                  186,632       11,686,632
 Proceeds from capital
   contribution..................        8         11,499,992                                       --       11,500,000
      Net income.................       --                 --                      --          975,735          975,735
                                     -------    -------------        ----------------   --------------   --------------
Balance, June 28, 1996...........       17         22,999,983                                1,162,367       24,162,367
 Proceeds from capital
   contribution..................       --         18,473,268                                       --       18,473,268
      Net loss...................       --                 --                      --      (12,238,140)     (12,238,140)
                                     -------    -------------        ----------------   --------------   --------------
Balance, June 27, 1997...........       17         41,473,251                              (11,075,773)      30,397,495
Return of 857 shares to the
 Company (unaudited).............      (8)                  8                      --               --               --
Foreign currency translation.....
Foreign currency translation
 adjustment--(unaudited).........       --                 --                (66,928)               --          (66,928)
Net Income (unaudited)...........       --                 --                      --        4,740,556        4,740,556
                                     -------    -------------        ----------------   --------------   --------------
Balance, December 26, 1997
 (unaudited).....................    $   9      $  41,473,259        $       (66,928)   $   (6,335,217)  $   35,071,123
                                     =======    =============        ===============    ==============   ==============

See acompanying summary of accounting policies and notes to consolidated financial statments.



                              TEKNI-PEX, INC.
`                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           --------------------------------------------------------------------------------
                                                             Years ended                             Six months ended
                                           ------------------------------------------------    ----------------------------
                                                                                               December 27,    December 26,
                                           June 30, 1995    June 28, 1996     June 27, 1997            1996            1997
                                           -------------    -------------    --------------    ------------    ------------
                                                                                                       (unaudited)
Cash flows from operating activities:
Net income (loss)......................    $     165,706    $     975,735    $  (12,238,140)   $  4,159,864    $  4,740,556
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
     Depreciation......................        1,018,157        3,247,239         6,051,201       2,976,820       3,010,858
     Amortization......................        2,444,222        3,573,592         3,499,679       1,838,876       1,782,472
     Deferred income taxes.............          210,000           63,700         1,000,000         705,000          40,000
     Allowance for doubtful accounts...               --          120,614           200,000         200,000           3,000
     Amortization of redeemable warrants         391,100          379,274           556,400         363,400              --
     Extraordinary loss on extinguishment
     of debt...........................               --               --        20,665,728              --              --
Changes in assets and liabilities, net
 of acquisitions:
     Accounts receivable...............       (1,005,933)       1,160,960            67,482      (1,479,497)     (1,456,965)
     Inventories.......................         (801,591)       1,394,980          (360,285)       (860,458)       (224,934)
     Prepaid expenses and other current
     assets............................         (128,978)        (791,519)         (291,597)        751,621         147,096
     Deferred charges and other
     assets............................           44,637          163,146            12,108         (34,917)             --
     Accounts payable and other
     current liabilities...............           16,681       (4,516,499)          495,368         297,291      (5,534,278)
     Income taxes payable..............               --          796,343          (121,100)        989,372       2,457,800
                                           -------------    -------------    --------------    ------------    ------------
   Net cash provided by operating
     activities........................        2,354,001        6,567,565        19,536,844       9,908,372       4,965,605
Cash flows from investing activities:
   Acquisitions of net assets including
   acquisition costs, net of cash
   acquired............................               --      (47,246,686)               --              --      (2,292,000)
     Capital expenditures..............         (614,344)      (2,275,215)       (3,934,283)     (1,402,132)     (1,939,190)
     Investment/loan to PureTec........                                                                  --      (5,262,624)
     Increase in deposits..............               --               --        (2,338,535)       (369,047)      2,484,605
                                           -------------    -------------    --------------    ------------    ------------
   Net cash used in investing
     activities........................         (614,344)     (49,521,901)       (6,272,818)     (1,771,179)     (7,009,209)
                                           -------------    -------------    --------------    ------------    ------------
Cash flows from financing activities:
     Proceeds from long-term debt......               --       51,614,974        75,000,000              --              --
     Repayments of long-term debt......       (1,500,000)     (19,550,000)      (64,551,149)     (1,552,263)        (29,783)
 Borrowings/payments on line of
   credit, net.........................          131,969        3,459,324        (6,857,505)     (4,853,177)        213,398
     Repayments of notes payable.......          (83,380)         (92,016)               --              --              --
     Proceeds from capital contribution               --       11,500,000        18,473,268              --              --
     Debt financing costs..............               --       (3,713,039)       (5,281,866)       (159,895)             --
     Redemption of warrants............               --               --       (20,000,000)             --              --
     Proceeds from issuance of warrants               --          450,000
                                           -------------    -------------    --------------    ------------    ------------
Net cash provided by (used in)
 financing activities..................      (1,451,411)       43,669,243        (3,217,252)     (6,565,335)        183,615
                                           -------------    -------------    --------------    ------------    ------------
Net increase in cash...................          288,246          714,907        10,046,774       1,571,858      (1,859,989)
Cash, beginning of period..............           45,134          333,380         1,048,287       1,048,287      11,095,061
                                           -------------    -------------    --------------    ------------    ------------
Cash, end of period....................    $     333,380    $   1,048,287    $   11,095,061    $  2,620,145    $  9,235,072
                                           =============    =============    ==============    ============    ============

See acompanying summary of accounting policies and notes to consolidated financial statments.



                             TEKNI-PLEX, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the six months ended December 27, 1996 and December 26, 1997 is unaudited)

1.    Summary of Accounting Policies

Nature of Business

Tekni-Plex, Inc. is a New Jersey based manufacturer of primary packaging materials for the pharmaceutical, food, foodservice disposables and telecommunications industries. The Company is organized into two operating groups. The Flexible Packaging Group produces printed and unprinted multi-layer constructions of plastic, paper and metal films and sheets, with emphasis on pharmaceutical and telecommunications applications. The Foam Products Group primarily produces polystyrene foam packaging products for the food and foodservice disposables industries.

The Company operates seven manufacturing plants in New Jersey (2), Indiana, Washington, Georgia, Texas and Cambridge, Ontario (Canada). All facilities are owned with the exception of the Texas plant. The Company's products are sold to both domestic and international customers.

On March 18, 1994, T.P. Acquisition Company, Inc. acquired Tekni-Plex, Inc. for approximately $43,775,000. The companies were merged. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their fair market value on the closing date. The excess of cost over the fair value of net assets acquired amounted to $31,035,000 after providing for certain restructuring costs.

Consolidation Policy

The consolidated financial statements include the financial statements of Tekni-Plex, Inc. and its wholly-owned subsidiary, Dolco Packaging Corp. ("Dolco"). All intercompany transactions and balances have been eliminated in consolidation. In August 1997, Dolco was merged into Tekni-Plex, Inc.

Interim Financial Information

The unaudited balance sheet as of December 26, 1997, the unaudited consolidated statements of earnings and cash flows for the six month periods ended December 27, 1996 and December 26, 1997, and the unaudited statement of stockholders' equity for the six month period ended December 26, 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (which include normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows at December 27, 1996 and December 26, 1997 and for the six month periods presented, have been included.

The results of operations for the six months ended December 26, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year.

Inventories

Inventories are stated at the lower of cost (weighted average) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

Intangible Assets

The Company amortizes the excess of cost over the fair value of net assets acquired on a straight-line basis over 15 years, and the cost of acquiring certain patents and trademarks, over seventeen and ten years, respectively. Recoverability is evaluated periodically based on the expected undiscounted net cash flows of the related businesses.

Deferred Charges

The Company amortizes the deferred financing costs incurred in connection with the Company's borrowings over the life of the related indebtedness (5-10 years). The covenant not to compete portion of the Consulting Agreement with former management is amortized over its related term of 10 years (see Note 10).

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Deferred income tax assets and liabilities are recognized for differences between the financial statement and income tax basis of assets and liabilities based upon statutory rates enacted for future periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Fiscal Year-End

The Company utilizes a 52/53 week fiscal year ending on the Friday closest to June 30.

Significant Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-Lived Assets

Effective June 29, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets Being Disposed of," which provides guidance on how and when impairment losses are recognized on long-lived assets. This statement did not have a material impact on the financial position or results of operations of the Company.

Stock Based Compensation

Effective June 29, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company chose to apply APB Opinion 25 and related interpretations in accounting for its stock options. As a result, this statement did not have an effect on the financial position or results of operations of the Company.

New Accounting Pronouncements

In June 1997, SFAS 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," were issued. SFAS 130 addresses standards for reporting and display of comprehensive income and its components and SFAS 131 requires disclosure of reportable operating segments. Both statements are effective for the Company's 1999 fiscal year. The Company will be reviewing these pronouncements to determine their applicability to the Company, if any.

2.    Acquisitions

On July 3, 1997, the Company purchased 100% of the stock of PurePlast, Inc. ("PurePlast") for $2,292,000. Pro forma results of operations, assuming the PurePlast acquisition had occurred on June 29, 1996, would not be materially different from the results presented.

On February 22, 1996, the Company purchased 100% of the common stock of Dolco Packaging Corp. ("Dolco") for approximately $40,000,000. Dolco is the nation's leading producer of foamed egg cartons and various grocery store containers for meat, poultry, baked goods and produce. The acquisition was recorded under the purchase method and Dolco's operations have been reflected in the statement of operations since that date. As a result of the acquisition, goodwill of approximately $14,044,000 has been recorded, which is being amortized over 15 years.

In connection with this acquisition, a reserve of $5,000,000 was established for the costs to integrate Dolco's operations with the Company and to eliminate duplicate personnel. At June 28, 1996, the Company had approximately $4,200,000 remaining in this reserve. During the year ended June 27, 1997, the Company reduced its estimate of these costs and, accordingly, reduced this reserve and goodwill by $790,000. At June 27, 1997, the remaining balance in this reserve was approximately $1,032,000.

The following table presents the unaudited pro forma results of operations as though the acquisition of Dolco occurred on July 2, 1994:

                                  ----------------------------------
                                    June 30, 1995      June 28, 1996
                                  ---------------    ---------------
Net sales.....................    $   117,920,000    $   135,800,000
Income from operations........         10,748,000         11,753,000
Net income....................          1,623,000          1,848,000

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

On December 22, 1995, the Company purchased certain assets and assumed certain liabilities of Hargro Flexible Packaging Corporation in Flemington, NJ, for approximately $7,500,000, which approximated the fair value of the net assets acquired. The acquisition was recorded under the purchase method. As a result of this acquisition, the former Brooklyn, New York Closure Liners Operation of Tekni-Plex was closed on May 31, 1996. The machinery and equipment along with many of the employees have been relocated to the Flemington facility. Pro forma results of operations, assuming the Hargro acquisition had been made on July 2, 1994, would not be materially different from the unaudited pro forma results presented above.

3.    Inventories

Inventories are summarized as follows:

                       ---------------------------------------------------
                                                              December 26,
                         June 28,1996      June 27, 1997              1997
                       ---------------   ---------------    --------------
Raw materials......    $    3,642,000    $     5,943,000    $    6,226,000
Work-in-process....         4,038,000          3,362,000         3,542,000
Finished goods.....         5,275,000          4,010,000         4,125,000
                       --------------    ---------------    --------------
                           12,955,000         13,315,000        13,893,000
                       ==============    ===============    ==============

4.    Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                        --------------------------------------------------------------------------
                                                                                December 26,      Estimated useful
                                          June 28, 1996      June 27, 1997              1997                 lives
                                        ---------------    ---------------    --------------    ------------------
Land................................          1,886,000          1,901,000         1,901,000
Building and improvements...........         10,209,000         10,450,000        10,572,000           30-40 years
Machinery and equipment.............         35,837,000         38,375,000        39,050,000            5-10 years
Furniture and fixtures..............            338,000            451,000           910,000            5-10 years
Construction in progress............            660,000          2,138,000         2,722,000
                                        ---------------    ---------------    --------------
                                             48,930,000         53,315,000        55,155,000
Less: Accumulated depreciation......          4,424,000         10,926,000        13,509,000
                                        ---------------    ---------------    --------------
                                             44,506,000         42,389,000        41,646,000
                                        ===============    ===============    ==============

5.    Long-Term Debt

Long-term debt consists of the following:

                                                                    ---------------------------------------------
                                                                                                     December 26,
                                                                      June 28, 1996  June 27, 1997           1997
                                                                    ---------------  -------------   ------------
Senior Subordinated Notes(a)....................................    $         --     $ 75,000,000    $ 75,000,000
Revolving line of credit(b).....................................       6,858,000               --              --
Term loans(b)...................................................      39,250,000               --              --
Subordinated note payable I (less unamortized discount of
 $330,000)(c)...................................................      11,670,000               --              --
Subordinated note payable II (less unamortized discount of
 $432,000)(d)...................................................      11,568,000               --              --
Notes payable -- covenant not to compete (less unamortized
 discount of $443,000)(e).......................................       1,090,000               --
Other(g)........................................................                                          608,000
                                                                    ------------    -------------    ------------
                                                                      70,436,000       75,000,000      75,608,000
Less: Current maturities........................................       3,226,000               --         564,000
                                                                    ------------    -------------    ------------
                                                                    $ 67,210,000    $  75,000,000    $ 75,044,000
                                                                    ============    =============    ============

------------
The recorded value of long-term debt approximates fair value based on current rates available to the Company for debt of the same remaining maturities.

(a) On April 4, 1997, the Company issued $75,000,000 of 11 1/4% ten year notes. Interest on the notes is payable semi-annually. These proceeds along with a capital contribution of $18,373,000 were used to repay the balance of $36,800,000 on the credit facility, repay the subordinated notes of $25,200,000, including a prepayment penalty of $1,200,000 and repurchase the redeemable warrants for $20,000,000. These transactions resulted in an extraordinary loss of approximately $20,666,000. The extraordinary loss was comprised of (i) the prepayment penalty of $1,200,000 and the write-off of deferred financing costs and debt discount of $3,449,000 net of the combined tax benefit of $1,757,000, and (ii) the loss of the repurchase of the warrant of $17,773,000. The fair value of the warrants was determined pursuant to the contractually agreed value among the relevant parties.

(b) The Company maintained a revolving line of credit and two term notes with a bank, expiring February 21, 2002. Advances under the revolving line were limited to the sum of eligible accounts receivable and inventory, not to exceed $19,000,000. Outstanding borrowings under the revolving loan bore interest, payable monthly, at the bank's prime rate, plus 1 1/2% (9 1/2% at June 28, 1996) or LIBOR, plus 2 3/4% (8.2%
    at June 28, 1996). The maximum amount outstanding was $11,771,000 and $4,525,000 for the years ended June 28, 1996 and June 30, 1995, respectively. The average amount outstanding and average rate of interest were $5,389,000 at 7.6% for the year ended June 28, 1996 and $3,664,000 at 9.8% for the year ended June 30, 1995.

    The term loans were payable in increasing quarterly principal installments commencing May 31, 1996 with a final payment of $2,500,000 due on August 1, 2002. The term loans bore interest, payable monthly, at LIBOR plus 2 3/4% and 3% (8.195% and 8.281% at June 28, 1996).

    The loan agreement contained, among other things, provisions for maximum capital expenditures and required the Company to comply with certain financial ratios. Loans were secured by substantially all of the Company's assets, including a first mortgage on the Company's facilities.

(c) Subordinated note payable I in the original principal amount of $12,000,000 was amended on February 21, 1996 and was due in two annual principal installments of $6,000,000 on February 21 in 2003 and 2004, with interest payable quarterly at 12 1/2%. In connection with this note, the Company issued warrants for the purchase of 150 shares of the Company's common stock exercisable at par value. The warrants are effective as of March 18, 1994 and would have expired on February 21, 2004.

(d) Subordinated note payable II in the original principal amount of $12,000,000, issued on February 21, 1996 was due in two annual principal installments of $6,000,000 on February 21 in 2003 and 2004, with interest payable quarterly at 12 1/2%. In connection with this note, the Company issued warrants for the purchase of 150 shares of the Company's common stock, exercisable at par value. The warrants were effective as of February 21, 1996 and would have expired February 21, 2004.

    Each of the subordinated notes were discounted by $450,000, representing the estimated fair market value of the warrants at the time of issuance. The discounts were being amortized on the interest method over the terms of the notes.

    The Company entered into a put option agreement ("agreement") with the warrant holders that may have required the Company to acquire all or a portion of shares of the Company's common stock issuable in connection with the warrants at a price equal to, approximately, the greater of book value or fair market value per share of common stock. At March 28, 1997, the estimated value of the put option was $5,438,000. The difference between the calculated value and the recorded value was being accreted, as a charge to interest expense, over the remaining life of the put option.

(e) The Company entered into a Consulting Agreement with former management, the terms of which call for 120 monthly payments of $16,667 through the year 2004, the total of such payments being $2,000,000.
    The Company was amortizing the covenant not to compete portion over 10 years. The net present value was calculated using an implied interest rate of 9 1/2% (see Note 10).

(f) On May 8, 1997, the Company entered into the New Credit Facility and the Company has terminated the Existing Credit Facility. The New Credit Facility includes various covenants including, but not limited to, the maintenance of a minimum net worth, a minimum EBITDA, a ratio of EBITDA to interest expense, and a ratio of debt to EBITDA. As of December 26, 1997, there was no outstanding balance under the $75,000,000 revolving credit line of the New Credit Facility.

(g) PurePlast has loan facilities as follows:

   o Line of credit for $722,000 at the prime rate, plus 1/4%. The line is due on demand and is unsecured. There is $515,000 outstanding at December 26, 1997.

   o Term loan in the amount of $109,000. The loan is due in monthly payments of $4,000, plus interest at prime, plus 1 1/4%.

6.    Income Taxes

The provision for income taxes is summarized as follows:

                                   -----------------------------------------------------------------------------------------
                                                        Years ended                                 Six months ended
                                   -----------------------------------------------------    --------------    --------------
                                                                                              December 27,      December 26,
                                     June 30, 1995      June 28, 1996      June 27, 1997              1996              1997
                                   ---------------    ---------------    ---------------    --------------    --------------
Current:
     Federal...................    $            --    $       735,000    $     3,425,000    $    1,387,000    $    2,355,000
     State and local...........              1,000            183,000            250,000           163,000           512,000
                                   ---------------    ---------------    ---------------    --------------    --------------
                                             1,000            918,000          3,675,000         1,550,000         2,867,000
     Deferred..................            210,000             64,000          1,000,000           705,000            40,000
                                   ---------------    ---------------    ---------------    --------------    --------------
     Provision for income taxes    $       211,000    $       982,000    $     4,675,000    $    2,255,000    $    2,907,000
                                   ===============    ===============    ===============    ==============    ==============

The provision for income taxes differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

                                    -----------------------------------------------------------------------------------------
                                                         Years ended                                 Six months ended
                                    -----------------------------------------------------    --------------    --------------
                                                                                               December 27,      December 26,
                                      June 30, 1995      June 28, 1996      June 27, 1997              1996              1997
                                    ---------------    ---------------    ---------------    --------------    --------------
Provision for Federal income
 taxes at statutory rate........    $       128,000    $       666,000    $     4,455,000    $    2,181,000    $    2,600,000
State and local income taxes,
 net of Federal benefit.........             81,000            305,000            165,000            64,000           343,000
Other, net......................              2,000             11,000             55,000            10,000          (36,000)
                                    ---------------    ---------------    ---------------    --------------    --------------
Provision for income taxes......    $       211,000    $       982,000    $     4,675,000    $    2,255,000    $    2,907,000
                                    ===============    ===============    ===============    ==============    ==============

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                             ----------------------------------------------------
                                                                                                     December 26,
                                                               June 28, 1996      June 27, 1997              1997
                                                             ---------------    ---------------    --------------
Current deferred taxes:
     Allowance for doubtful accounts.....................    $       226,000    $       125,000    $      126,000
     Inventory...........................................            338,000            360,000           360,000
     Tax credit and net operating loss carryforwards.....          1,002,000            298,000                --
     Accrued expenses....................................          1,334,000            717,000           686,000
                                                             ---------------    ---------------    --------------
     Total current deferred taxes........................          2,900,000          1,500,000         1,172,000
                                                             ---------------    ---------------    --------------
Long-term deferred taxes:
     Net operating loss carryforwards                                325,000                 --                --
     Difference in book vs tax basis of assets...........        (7,980,000)        (7,255,000)       (6,967,000)
                                                             ---------------    ---------------    --------------
     Total long-term deferred tax liabilities............        (7,655,000)        (7,255,000)       (6,967,000)
                                                             ---------------    ---------------    --------------
                                                                $(4,755,000)       $(5,755,000)      $(5,795,000)
                                                             ===============    ===============    ==============

7.    Employee Benefit Plans

The Company maintains a discretionary profit sharing plan covering all eligible employees, excluding those employed by Dolco, with at least one year of service. Contributions to the plan are determined annually by the Board of Directors. There was no contribution for years ended June 27, 1997, June 28, 1996 and June 30, 1995.

The Company has a defined contribution profit sharing plan for the benefit of all employees having completed one year of service with Dolco Packaging Corp. The Company contributes 3% of each participant's compensation on a weekly basis. In 1993, the plan was amended to reintroduce the company matching contribution of up to 1% when an employee contributes 3% of compensation. Contributions totaled approximately $475,000 for the year ended June 27, 1997 and approximately $188,000 for the period February 22, 1996 to June 28, 1996.

The Company also has a defined benefit pension plan for the benefit of all employees having completed one year of service with Dolco. The Company's policy is to fund the minimum amounts required by applicable regulations. Dolco's Board of Directors approved a plan to freeze the pension plan on June 30, 1987, at which time benefits ceased to accrue. Dolco has not been required to contribute to the plan since 1990.

8.    Related Party Transactions

The Company has a management consulting agreement with an affiliate of a stockholder. The terms of the agreement require the Company to pay a fee of approximately $30,000 per month for a period of ten years. Consulting service fees were approximately $390,000, $274,000 and $203,000 for the years ending June 27, 1997, June 28, 1996 and June 30, 1995, respectively.

9.    Stock Options

In April 1994, the Company granted options to an employee to acquire 2 1/2% of the outstanding common stock with anti-dilution provisions. The options are exercisable as to 33 1/3% of the shares on the first, second and third anniversary dates of the original grant and expire fifteen years from the date of the grant. No options have been exercised or forfeited as of June 27, 1997.

The Company applies APB Opinion 25 and related interpretations in accounting for these options. Accordingly, no compensation cost has been recognized. Had compensation cost been determine based on the fair value at the grant dates for these awards consistent with the method of SFAS Statement 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below. The calculations were based on a risk free interest rate of 6 3/4% and 6.24%.

                                   -----------------------------------------------------------------------------------------
                                                        Years ended                                 Six months ended
                                   -----------------------------------------------------    --------------------------------
                                                                                              December 27,      December 26,
                                     June 30, 1995      June 28, 1996      June 27, 1997              1996              1997
                                   ---------------    ---------------    ---------------    --------------    --------------
Income before extraordinary
 item:
     As reported...............    $       165,700    $       975,700    $     8,427,600    $    4,160,000    $         --
     Pro forma.................            127,600            904,100          8,323,500         4,086,000              --
                                   ===============    ===============    ===============    ==============    ==============

10.   Commitments and Contingencies

Commitments

(a) The Company leases building space in Texas, California, Georgia and Washington. At June 27, 1997, the Company's future minimum lease payments are as follows:

1998...............................   $667,000
1999...............................    649,000
2000...............................    591,000
2001...............................    122,000
2002...............................         --
                                    ----------
                                    $2,029,000
                                    ==========

Rent expense, including escalation charges, amounted to approximately $676,000, $614,000 and $343,000 for the years ended June 27, 1997, June 28,
1996 and June 30, 1995, respectively.

(b) The Company has employment contracts with two employees. These contracts provide aggregate minimum annual compensation for the years ended June 30 as follows: 1998 -- $825,000; 1999 -- $825,000; 2000 -- $825,000.

Contingencies

(a) The Company filed an action under the arbitration provisions of the Merger and Acquisition Agreement, dated March 18, 1994 (the "Merger Agreement") demanding a reduction in the purchase price paid due to a breach of that agreement. In the above action, the Company also sought to nullify its obligation under the Consulting Agreement (see Note 5).

On April 18, 1997, the Company and the former shareholder reached a settlement in arbitration (the "Settlement"). All obligations of each party to the other were nullified. This Settlement did not have a material impact on the financial condition or results of operations of the Company.

(b) The Company is a party to various legal proceedings arising in the normal conduct of business. Management believes that the final outcome of these proceedings will not have a material adverse effect on the Company's financial position.

11.   Concentrations of Credit Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash deposits and trade accounts receivable.

The Company provides credit to customers on an unsecured basis after evaluating customer credit worthiness. Since the Company sells to a broad range of customers, concentrations of credit risk are limited. The Company provides an allowance for bad debts where there is a possibility for loss.

The Company maintains demand deposits at several major banks throughout the United States. As part of its cash management process, the Company periodically reviews the credit standing of these banks.

12.  Supplemental Cash Flow Information

(a)   Cash Paid

                      -----------------------------------------------------------------------------------------
                                           Years ended                                 Six months ended
                      -----------------------------------------------------    --------------------------------
                                                                                 December 27,      December 26,
                        June 30, 1995      June 28, 1996      June 27, 1997              1996              1997
                      ---------------    ---------------    ---------------    --------------    --------------
Interest..........    $     3,502,000    $     4,730,000    $     5,317,000    $    3,330,000    $    4,236,000
Income taxes......            467,000            188,000          3,747,000           525,000           409,000

(b)   Acquisitions

The Company purchased certain assets and assumed certain liabilities of Hargro Flexible Packaging Corporation, effective December 22, 1995, for approximately $7,500,000 in cash. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired................. $10,592,000
Cash paid.....................................  (7,543,000)
                                               -----------
Liabilities assumed........................... $ 3,049,000
                                               ===========

The Company purchased all of the outstanding common and preferred stock of Dolco Packaging Corp, effective February 22, 1996, for approximately $40,000,000 in cash. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired................. $46,293,000
Goodwill......................................  14,044,000
Cash paid..................................... (39,434,000)
                                               -----------
Liabilities assumed........................... $20,903,000
                                               ===========

The Company purchased certain assets and assumed certain liabilities of PurePlast, Inc. effective July 3, 1997, for approximately $2,292,000 in cash. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired.................. $1,802,000
Goodwill.......................................  1,734,000
Cash paid...................................... (2,292,000)
                                                ----------
Liabilities assumed............................ $1,244,000
                                                ==========



                       INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of PureTec Corporation
Ridgefield, New Jersey

We have audited the accompanying consolidated balance sheets of PureTec Corporation and subsidiaries (the "Company") as of July 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Styrex Industries, Inc. ("Styrex") (a consolidated subsidiary) for the year ended July 31, 1995, which statements have been reclassified to discontinued operations and represent 27% of the net loss for that year. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Styrex for the year ended July 31, 1995, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.

/s/  Deloitte & Touche LLP
Parsippany, New Jersey
November 13, 1997



                  HOLTZ RUBENSTEIN & CO., LLP LETTERHEAD


                       Independent Auditors' Report
                       ----------------------------

September 12, 1995 (except for Note 6, as to which the date is November 9, 1995)


To the Board of Directors and Stockholders of Styrex Industries, Inc.

We have audited the accompanying statements of operations and deficit and cash flows of Styrex Industries, Inc. for the year ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Styrex Industries, Inc.'s operations and its cash flows for the year ended July 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company is a wholly-owned subsidiary of PTI Plastics, Inc. The Company has received funding from its parent in the form of loans and advances and at July 31, 1995 advances from its parent company approximated $3,373,000.

Holtz Rubenstein & Co., LLP




                   PURETEC CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
               (Dollars in thousands, except per share data)

                                                                 ------------------------------------------------
                                                                 July 31, 1996   July 31, 1997   January 31, 1998
                                                                 -------------   -------------   ---------------
                                                                                                   (unaudited)
Assets
Current assets:
   Cash and cash equivalents.................................... $      5,995    $     6,745     $     2,200
   Accounts receivable, less allowance for doubtful accounts
     of $980 as of July 31, 1996, $1,154 as of July 31, 1997
     and $1,352 as of January 31, 1998..........................        53,675        56,736          48,830
   Inventories..................................................        41,403        54,568          68,672
   Prepaid expenses and other current assets....................         3,955         3,962           2,513
                                                                 -------------   -----------     -----------
     Total current assets.......................................       105,028       122,011         122,215
Property, plant and equipment, net..............................        85,156        88,367          87,252
Goodwill, net of accumulated amortization of $3,168, $6,660
   and $7,467 as of July 31, 1996 and 1997 and October 31,
   1997, respectively...........................................        92,570        90,192          87,302
Other intangible assets, net....................................         1,344            44              29
Other assets, net...............................................        12,592        11,209          10,470
                                                                 -------------   -----------     -----------
     Total assets............................................... $     296,690   $   311,823     $   307,268
                                                                 =============   ===========     ===========
Liabilities and Stockholders' Equity
Current liabilities:
   Short-term borrowings........................................ $      20,170   $    38,665     $    49,759
   Accounts payable.............................................        28,974        27,751          26,197
   Accrued plant closing and disposal costs.....................         3,901         2,263             679
   Accrued expenses.............................................        24,947        25,809          20,992
   Current portion of long-term debt............................         5,292         7,363           5,007
                                                                 -------------   -----------     -----------
   Total current liabilities....................................        83,284       101,851         102,634
Other long-term liabilities.....................................         2,923         3,464           3,483
Pension and post-retirement liabilities.........................         7,882         8,274           7,860
Deferred income taxes...........................................         1,280         1,457           1,462
Long-term debt..................................................       130,587       129,504         127,942
                                                                 -------------   -----------     -----------
     Total liabilities..........................................       225,956       244,550         243,381
Commitments and contingencies (See notes 8, 9, 11, 18 and 20)...
Minority interest...............................................            26            96              52
Stockholders' equity:
   Common stock, $.01 par value 50,000,000 authorized;
     29,344,551, 31,574,199 and 31,605,707 shares issued;
     29,197,051, 31,240,866 and 31,272,374 outstanding at
     July 31, 1996 and 1997 and January 31, 1998,
     respectively...............................................           293           315             316
   Preferred stock, $.01 par value 1,000,000 authorized; and no
     shares issued and outstanding..............................            --            --              --
   Additional paid-in capital...................................       129,606       132,520         132,940
   Accumulated deficit..........................................       (58,671)      (61,462)        (65,302)
   Minimum pension liability....................................          (137)           --              --
   Cumulative foreign currency translation adjustment...........          (383)       (3,509)         (3,432)
   Treasury stock...............................................            --          (687)           (687)
                                                                 -------------   -----------     -----------
     Total stockholders' equity.................................        70,708        67,177          63,835
                                                                 -------------   -----------     -----------
     Total liabilities and stockholders' equity................. $     296,690   $   311,823     $   307,268
                                                                 =============   ===========     ===========

              See notes to consolidated financial statements.



                   PURETEC CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS
               (Dollars in thousands, except per share data)

                                          ---------------------------------------------------------------------------
                                                    Years ended July 31,                Six Months Ended January 31,
                                          -----------------------------------------    ------------------------------
                                                 1995           1996           1997               1997       -   1998
                                          -----------    -----------    -----------    ---------------   ------------
                                                                                                  (unaudited)
Net sales................................ $    30,189    $    326,344    $    315,334   $    123,430     $    138,690
Costs and expenses:
   Cost of goods sold....................      25,353         260,891         248,419         97,663          110,561
   Selling, general and administrative...         301          35,555          36,091         16,880           17,833
   Amortization of intangible assets.....       2,148           3,705           3,553          1,747            1,591
   Write-off of goodwill and obsolete
     assets/facilities...................       7,403           4,636              --             --               --
   Research and development..............       1,268             689             654            327              324
                                          -----------     -----------     -----------    -----------     ------------
                                               36,473         305,476         288,717        116,617          130,309
                                          -----------     -----------     -----------    -----------     ------------
Income (loss) from operations............      (6,284)         20,868          26,617          6,813            8,381
Other expenses (income):
   Interest expense......................         419          18,702          18,108          9,281            9,242
   Debt issuance cost and discount
     amortization........................          --           2,180           1,641          1,188              907
   Gain on sale and assignment of
     seccurities.........................      (1,000)             --              --             --               --
   Equity in loss of affiliates..........       2,050           2,175           1,824            265              387
   Other, net............................        (234)           (419)            135            (93)            (239)
                                          -----------     -----------     -----------    -----------     ------------
                                                1,235          22,638          21,708         10,641           10,297
                                          -----------     -----------     -----------    -----------     ------------
Income (loss) from continuing operations
   before minority interest and income
   taxes.................................      (7,519)         (1,770)          4,909         (3,828)          (1,916)
Provision for income taxes...............          --           2,637           3,131            951            1,439
                                          -----------     -----------     -----------    -----------     ------------
Income (loss) from continuing operations
   before minority interest..............      (7,519)         (4,407)          1,778         (4,779)          (3,355)
Minority interest........................          --              --            (433)            --               44
                                          -----------     -----------     -----------    -----------     ------------
Income (loss) from continuing
   operations............................      (7,519)         (4,407)          1,345         (4,779)          (3,311)
Discontinued operations:
   Loss from discontinued operations.....      (4,580)         (1,525)         (1,226)        (1,191)            (529)
   Loss on disposal of discontinued
     operations..........................      (4,809)         (2,241)         (2,910)            --               --
                                          -----------     -----------     -----------    -----------     ------------
                                               (9,389)         (3,766)         (4,136)        (1,191)            (529)
Net loss................................. $   (16,908)    $    (8,173)    $    (2,791)  $     (5,970)    $     (3,840)
                                          ===========     ===========     ===========   ============     ============
Income (loss) per common share:
Income (loss) from continuing
   operations............................ $     (0.42)    $     (0.18)    $      0.05   $      (0.16)    $      (0.11)
Loss from discontinued operations........ $     (0.53)    $     (0.14)    $     (0.14)  $      (0.04)    $      (0.01)
                                          -----------     -----------     -----------    -----------     ------------
   Net loss.............................. $     (0.95)    $     (0.32)    $     (0.09)  $      (0.20)    $      (0.12)
                                          ===========     ===========     ===========   ============     ============
Weighted average number of common
   shares outstanding....................   7,751,141      27,268,435      29,429,415     29,339,172       31,269,950
                                          ===========     ===========     ===========   ============     ============

              See notes to consolidated financial statements.



                   PURETEC CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               (Dollars in thousands, except per share data)

                                          --------------------------------------------------------------------------------
                                                    Common Shares               Treasury Shares        Preferred Shares
                                          ---------------------------------   -------------------   ----------------------
                                                                                                    Class A $.01
                                            $.01 par      $.05 par   Amount      Shares    Amount            par    Amount
                                          ----------   -----------   ------   ---------    ------   ------------    ------
Balance July 31, 1994                             --    14,922,673   $  746          --        --   $     --        $--
Issuance of common stock in
  connection with acquisitions.........           --       533,191       27     350,000        --         --         --
Exercise of stock options..............           --        33,534        2          --        --         --         --
Private placement, net of stock
  issuance expense of $420.............           --     3,332,737      167          --        --         --         --
Debenture conversion                              --     1,714,780       86          --        --         --         --
Issuance of common stock to settle
  liabilities..........................           --       113,890        5          --        --         --         --
Reclassifications and adjustments......           --        76,636        3          --        --         --         --
Conversion of common stock in                          (20,727,441)
  connection with Merger...............   20,727,441                   (829)         --        --         --         --
Issuance of common stock in
  connection with Merger...............    5,705,555            --       57          --        --         --         --
Issuance of common stock to settle
  expenses of Merger...................      450,000            --        5          --        --         --         --
Net loss...............................           --            --       --          --        --         --         --
                                          ----------   -----------   ------   ---------    ------   ------------    ------
Balance July 31, 1995..................   26,882,996            --      269     350,000        --         --         --
Preferred stock conversion.............    1,606,688            --       16          --        --         --         --
Private placement......................      585,000            --        6          --        --         --         --
Debenture conversion...................      227,273            --        2          --        --         --         --
Issuance of common stock to settle
  liabilities..........................        9,286            --       --          --        --         --         --
Contract requirements..................       33,308            --       --          --        --         --         --
Common stock sales by Equity
  affiliate............................           --            --       --    (202,500)       --         --         --
Minimum pension liability..............           --            --       --          --        --         --         --
Foreign Exchange.......................           --            --       --          --        --         --         --
Net loss...............................           --            --       --          --        --         --         --
                                          ----------   -----------   ------   ---------    ------   ------------    ------
Balance July 31, 1996..................   29,344,551            --      293     147,500        --         --         --
Foreign exchange.......................           --            --       --          --        --         --         --
Receipt of share in settlement of note
  receivable...........................           --            --       --     333,333    $ (687)        --         --
Common stock sales by equity
  affiliate............................           --            --       --    (147,500)       --         --         --
Other..................................       (5,382)           --       --          --        --         --         --
Private placement--PST exchange
  offer................................    2,235,030            --       22          --        --         --         --
Reversal of minimum pension
  liability............................           --            --       --          --        --         --         --
Net loss...............................           --            --       --          --        --         --         --
                                          ----------   -----------   ------   ---------    ------   ------------    ------
Balance July 31, 1997..................   31,574,199            --      315     333,333      (687)        --         --
Warrant/Option exercise
  (unaudited)..........................       31,508            --        1          --        --         --         --
Foreign exchange (unaudited)...........           --            --       --          --        --         --         --
Net loss (unaudited)...................           --            --       --          --        --         --         --
Balance January 31, 1998
                                          ----------   -----------   ------   ---------    ------   ------------    ------
  (unaudited)..........................   31,605,707            --   $  316     333,333    $ (687)        --         --
                                          ==========   ===========   ======   =========    ======   ============    ======


                                              ---------------------------------------------------------------
                                              Additional                              Minimum           Total
                                                 Paid-in   Accumulated    Foreign     Pension   Stockholders'
                                                 Capital       Deficit   Exchange   Liability          Equity
                                              ----------   -----------   --------   ---------  --------------
Balance July 31, 1994                         $   66,607   $  (33,066)        --          --   $   34,287
Issuance of common stock in
  connection with acquisitions.........              808           --         --          --          835
Exercise of stock options..............               44           --         --          --           46
Private placement, net of stock
  issuance expense of $420.............           12,573           --         --          --       12,740
Debenture conversion                               7,285           --         --          --        7,371
Issuance of common stock to settle
  liabilities..........................              433           --         --          --          438
Reclassifications and adjustments......               (3)          --         --          --           --
Conversion of common stock in
  connection with Merger...............              829           --         --          --           --
Issuance of common stock in
  connection with Merger...............           32,122           --         --          --       32,179
Issuance of common stock to settle
  expenses of Merger...................            2,526           --         --          --        2,531
Net loss...............................               --      (16,908)        --          --     (16,908)
                                              ----------   -----------   --------   ---------  --------------
Balance July 31, 1995..................          123,224      (49,974)        --          --       73,519
Preferred stock conversion.............            3,782         (524)        --          --        3,274
Private placement......................              994           --         --          --        1,000
Debenture conversion...................              998           --         --          --        1,000
Issuance of common stock to settle
  liabilities..........................              121           --         --          --          121
Contract requirements..................               --           --         --          --           --
Common stock sales by Equity
  affiliate............................              487           --         --          --          487
Minimum pension liability..............               --           --         --        (137)        (137)
Foreign Exchange.......................               --           --    $  (383)         --         (383)
Net loss...............................               --       (8,173)        --          --       (8,173)
                                              ----------   -----------   --------   ---------  --------------
Balance July 31, 1996..................          129,606      (58,671)      (383)       (137)      70,708
Foreign exchange.......................               --           --     (3,126)         --       (3,126)
Receipt of share in settlement of note
  receivable...........................               --           --         --          --         (687)
Common stock sales by equity
  affiliate............................               --           --         --          --           --
Other..................................               --           --         --          --           --
Private placement--PST exchange
  offer................................            2,914           --         --          --        2,936
Reversal of minimum pension
  liability............................               --           --         --         137          137
Net loss...............................               --       (2,791)        --          --       (2,791)
                                              ----------   -----------   --------   ---------  --------------
Balance July 31, 1997..................          132,520      (61,462)    (3,509)         --       67,177
Warrant/Option exercise
  (unaudited)..........................              420           --         --          --          421
Foreign exchange (unaudited)...........               --           --         77          --           77
Net loss (unaudited)...................               --       (3,840)        --          --       (3,840)
Balance January 31, 1998
                                              ----------   -----------   --------   ---------  --------------
  (unaudited)..........................       $  132,940     $(65,302)   $(3,432)         --   $   63,835
                                              ==========   ===========   ========   =========  ==============

              See notes to consolidated financial statements.



                   PURETEC CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Dollars in thousands)

                                                        -----------------------------------------------------------------------
                                                                                                    Six Months Ended January
                                                                Years ended July 31,                          31,
                                                        -------------------------------------    ------------------------------
                                                              1995          1996         1997            1997             1998
                                                        ----------    ----------    ---------    ------------     -------------
                                                                                                             (unaudited)
Net cash flows from operating activities:
Income (loss) from continuing operations                $  (7,519)    $  (4,407)    $  1,345     $     (4,779)         $(3,311)
Adjustments to reconcile net loss to net cash used
 in operating activities from continuing
 operations:
 Depreciation and amortization                              2,861        13,427       13,780            7,603            6,958
 Gain (Loss) on disposal of property and
   equipment........................................           (8)          598          (17)             (10)              --
 Gain on sale and assignment of securities..........       (1,000)           --           --               --               --
 Write-off of obsolete equipment and costs..........        4,617         4,636           --               --               --
 Write-off of goodwill and other intangible
   assets...........................................        6,493            --          976               --               --
 Bad debt allowance.................................          129           879          182             (143)             317
 Deferred income tax benefit........................         (377)           80          471           (1,252)              --
 Minority interest in consolidated
   subsidiaries.....................................         (114)           (3)         433               --              (44)
 Equity in loss of affiliates.......................        2,050         2,175        1,824               --               --
 Changes in operating assets and liabilities
   net of effects from acquisition:
 (Increase) decrease in assets:
 Accounts receivable................................         (379)       (8,381)      (9,361)           8,621            5,531
 Accounts receivable factored.......................           --            --        2,087               --            2,087
 Inventories........................................          958         4,288      (15,864)         (36,328)         (14,116)
 Prepaid expenses and other current
   assets...........................................          833        (1,519)         (20)             658            1,448
 Other assets.......................................       (2,335)        7,199       (2,770)            (589)             (24)
 Increase (decrease) in liabilities:
   Accounts payable.................................        1,594         4,226        1,804           (2,640)          (1,541)
   Accrued plant closing and disposal
     costs..........................................       (2,350)       (1,784)      (1,638)          (1,389)          (1,584)
 Accrued expenses...................................        1,461         9,272        1,183           (3,233)          (4,396)
 Other liabilities..................................           --           768        2,636             (372)            (196)
                                                        ----------    ----------    ---------    ------------     -------------
 Net cash (used in) provided by operating
     activities from continuing operations..........        6,914        31,454       (2,949)         (33,853)          (8,871)
                                                        ----------    ----------    ---------    ------------     -------------
 Loss from discontinued operations..................       (9,389)       (3,766)      (4,136)          (1,191)            (529)
 Depreciation of discontinued injection
     molding operation..............................        1,291         1,123          754               --               --
 Change in net operating assets of
     discontinued operations........................        2,773            --          887               --               --
                                                        ----------    ----------    ---------    ------------     -------------
 Net cash used in operating activities from                (5,325)       (2,643)      (2,495)          (1,191)            (529)
     discontinued operations
Net cash (used in) provided by operating
 activities.........................................        1,589        28,811       (5,444)         (35,044)          (9,400)
                                                        ----------    ----------    ---------    ------------     -------------
Net cash flows from investing activities:
 Additions to property, plant and equipment.........       (2,387)      (10,509)     (11,291)          (3,844)          (3,562)
 Additions to intangibles...........................       (2,776)           --           --               --               --
 Purchase of net assets.............................         (155)      (22,328)          --               --               --
 Proceeds from the sale of property, plant, &
     equipment......................................           --         1,368           27               20               --
 Purchase of Ozite Corporation, net of cash
     acquired of $4,741.............................       (8,759)           --           --               --               --
 Investment used for Burlington purchase............           --            --           --               --               --
                                                        ----------    ----------    ---------    ------------     -------------
Net cash used in investing activities...............      (14,077)      (31,469)     (11,264)          (3,824)          (3,562)
Net cash flows from financing activities:
 Borrowing (repayments) under revolving
     credit facility and short-term borrowing,
     net............................................         (869)      (10,840)      19,964           36,196           11,094
 Proceeds from long-term debt.......................          687        18,630        4,150            2,288            5,205
 Repayments of long-term debt.......................       (2,227)       (7,056)      (5,292)          (3,349)          (7,780)
 Proceeds from private placements and sale
     by equity affiliate............................       12,758         1,487           --               --               --
 Proceeds from warrant/option exercise..............           46            --            1                1               --
 Proceeds from the sale of debentures...............        8,371            --           --               --               --
                                                        ----------    ----------    ---------    ------------     -------------
Net cash provided by financing activities...........       18,766         2,221       18,823           35,136            8,519
                                                        ----------    ----------    ---------    ------------     -------------
Effect of exchange rate changes on cash.............           --          (665)      (1,365)            (855)            (102)
                                                        ----------    ----------    ---------    ------------     -------------
Net increase (decrease) in cash and cash
  equivalents.......................................        6,278        (1,102)         750           (4,587)          (4,545)
Cash and cash equivalents, beginning of the
  period............................................          819         7,097        5,995            5,995            6,745
                                                        ----------    ----------    ---------    ------------     -------------
Cash and cash equivalents, end of period............    $   7,097    $    5,995    $   6,745     $      1,408    $       2,200
Supplemental disclosures of cash flow                   ==========    ==========    =========    ============     =============
  information:
Cash paid during the year for:
  Interest..........................................    $   1,054    $   22,113    $  17,849     $      9,304    $       9,237
  Income taxes......................................           --         2,557        3,301            1,296              949
Non-cash transactions:
  Debenture conversion..............................           --         1,000           --               --               --
  Preferred Stock conversion........................           --        (3,274)          --               --               --
  Issuance of common stock to settle
     liabilities....................................          438           121           --               --               --
  Issuance of common stock in connection
     with acquisitions..............................          835            --           --               --               --
  Issuance of common stock in connection
     with the Merger................................       34,710            --           --               --               --
  Capitalized lease Colorite Europe Limited
     premises.......................................           --            --        3,784               --               --
  Acquisition of treasury stock to settle note
     payable........................................           --            --         (687)              --               --
  Issuance of common stock in connection
     with PS&T Exchange Offer.......................           --            --        2,936               --               --
  Goodwill in connection with PS&T tender
     offer..........................................           --            --        2,316               --               --
  Reduction of subordinated note regarding
  Dalen settlement..................................           --            --           --               --           (1,320)
Adjustment of goodwill regarding Dalen
  settlement........................................           --            --           --               --            1,320
Exchange of equity investment stock for PureTec
  stock (treasury)..................................           --            --           --              687               --

              See notes to consolidated financial statements.


                   PURETEC CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands, except per share amounts)
         (Information for January 31, 1998 and 1997 is unaudited)

1.    Organization, Description of Business and Acquisitions

PureTec's principal businesses are the manufacturing of garden hose, specialty plastic compounds and fabricated precision plastic components for niche consumer and industrial markets, the manufacturing of dispersion (plastisol) and specialty suspension (copolymer and blending) polyvinyl chloride ("PVC") resins and the recycling of plastics. The Company services its markets through its network of 21 manufacturing facilities, located in key points throughout the United States, with three locations in Europe and one in Canada.

At the shareholders' meeting on May 1, 1996, Pure Tech International Inc., changed its name to PureTec Corporation. PureTec Corporation (the "Company" or "PureTec") was formed in July 1994 for the express purpose of becoming the parent of PTI Plastics, Inc. ("PTIP") and Ozite Corporation ("Ozite"). On July 26, 1995, the respective shareholders of PTIP and Ozite approved the merger of each of their corporations with wholly-owned subsidiaries of the Company (the "Merger"), effective at the close of business on July 31, 1995. PTIP and Ozite are now wholly-owned subsidiaries of the Company. For accounting purposes the Merger has been accounted for as a purchase of Ozite by PureTec. For financial reporting purposes, the results of operations, and the statement of cash flows for the year ended July 31, 1995 are those of PTIP. The balance sheet information as of July 31, 1997 and 1996 and the results of operations and the statement of cash flows for the years ended July 31, 1997 and 1996 reflect the combined entities, including Ozite.

In connection with these mergers, holders of Ozite Common Stock received an aggregate of 1,028,915 shares of PureTec Common Stock. Holders of Ozite Preferred Stock received an aggregate of 4,627,317 shares of PureTec Common Stock. A portion of the securities otherwise issuable to Ozite preferred stockholders were instead issued to creditors of Ozite. Holders of Ozite Preferred Stock also received 5,000 shares, with a $5,000 redemption value, of a new class of PureTec's non-convertible preferred stock (See Note 13 (a)) and $3,750 in 10-year subordinated notes. The principal of the subordinated notes will be payable at maturity. Interest on the subordinated notes will accrue at 7% and is payable quarterly, except that no interest will accrue during the first four years. PTIP owned 300,000 shares of Ozite Class A Preferred Stock and did not participate in the distribution of PureTec securities pursuant to the Merger.

Holders of PTIP Common Stock received PureTec's Common Stock on a one-for-one basis for approximately 78% of PureTec's total outstanding voting securities after the Merger.

In connection with the Merger, PureTec issued 450,000 shares of Common Stock in consideration for investment banking and finders services, 15,684 shares of Common Stock to Ozite directors and officers in satisfaction of outstanding options to acquire Ozite Common Stock and 33,639 shares of Common Stock to holders of certain Ozite warrants who elected to receive such shares in exchange for their Ozite warrants.

A summary of the transaction is as follows (reflecting the final adjustments to the transaction made in 1996):

Fair Value of Net Assets Acquired:
     Current assets......................................    $   90,086
     Non-current assets..................................        72,368
     Liabilities assumed.................................      (189,036)
                                                             ----------
                                                                (26,582)
Consideration Given:
     6,155,555 Common shares including expenses..........        34,710
     Preferred Stock and subordinated notes issued.......         4,393

     Cash and other amounts due..........................        26,022
                                                             ----------
                                                                 65,125
                                                             ----------
Goodwill (being amortized over 30 years).................    $   91,707
                                                             ==========

Ozite is the majority stockholder of Plastic Specialties and Technologies, Inc. ("PST") and a 100% shareholder of Burlington Resins, Inc. (See below). On June 27, 1997, PureTec completed a private placement offer for most of the stock of PST not already owned, in exchange for new unregistered shares of PureTec common stock that were privately placed by PureTec. Prior to the completion of the exchange offer, PureTec, through its ownership of Ozite, indirectly owned 82.7% of the outstanding common stock of PST. In the exchange offer, PureTec, through Ozite offered to exchange two new unregistered shares of PureTec common stock for each share of PST common stock validly tendered. In total, 1,117,515 shares, or 13.4%, of the PST common stock outstanding were accepted for exchange by Ozite in the private exchange offer. The transaction was accounted for as a step-acquisition by the Company, and resulted in an increase to goodwill of approximately $2,300. As of July 31, 1997, Ozite owned approximately 96% of the outstanding common stock of PST.

Burlington Resins, Inc. ("Burlington") is a special purpose subsidiary of the Company. Burlington was formed on September 26, 1994 for the express purpose of acquiring substantially all of the assets and assuming all of the liabilities of Occidental Chemical Corporation's ("OxyChem") specialty PVC resin manufacturing facility location in Burlington, New Jersey. On August 18, 1995, Burlington completed the acquisition from OxyChem, which was accounted for as a purchase, and commenced operations.

In June 1997, the Company filed suit against OxyChem, alleging that certain post-retirement benefit liabilities were substantially understated at the acquisition date. In August 1997, the Company and OxyChem agreed to settle this litigation. Pursuant to the terms of the settlement agreement, the Company has agreed to release OxyChem from any claim related to this liability in exchange for OxyChem's agreement to settle a $4 million subordinated term loan including accrued interest ("seller financing") for $3 million. A portion of the settlement has been accounted for as an adjustment to the purchase price, with the offset recorded against goodwill, with the remainder adjusting accrued interest based upon the seller financing. A summary of the original transaction and the adjustments made as of July 31, 1997 are as follows:

                                                        --------------------------------------------------
                                                          As originally                       As reported
                                                               recorded      Adjustments           herein
                                                        ---------------    --------------   --------------
Fair Value of Net Assets Acquired:
      Current assets................................    $         8,217               --    $       8,217
      Non-current asset.............................             21,495               --           21,495
      Liabilities assumed...........................            (5,877)               --          (5,877)
                                                        ---------------    --------------   --------------
                                                                 23,835               --           23,835
                                                        ---------------    --------------   --------------
Consideration Given:
      Seller financing..............................              4,000          (1,476)            2,524
      Cash and other amounts due....................             22,934               --           22,934
                                                        ---------------    --------------   --------------
                                                                 26,934          (1,476)           25,458
                                                        ---------------    --------------   --------------
Goodwill (being amortized over 30 years)............    $         3,099    $     (1,476)    $       1,623
                                                        ===============    ==============   ==============

Under the terms of the Asset Transfer Agreement, OxyChem has indemnified Burlington for a period of eight years from any environmental liability arising from conditions existing prior to August 18, 1995. Any liabilities arising in the first five years subsequent to August 18, 1995 will be 100% indemnified, and any liability through year eight will be 50% indemnified. Management has not identified any material environmental matter, nor has Burlington been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and corresponding state acts, in connection with any such matter.

As discussed in Note 18, on November 11, 1997 the Company entered into a Merger Agreement with Tekni-Plex, Inc. ("Tekni-Plex"). Subject to the approval of a majority of the shareholders at a shareholders' meeting that the Company will arrange, the Merger Agreement contemplates Tekni-Plex (i) purchasing all of the Company's outstanding Common Stock for cash consideration of $3.50 per share, and (ii) assuming or refinancing all of the Company's debt. The Merger Agreement and the Acquisition have been unanimously approved and recommended to shareholders for adoption by the Company's Board of Directors.

2.    Summary of Significant Accounting Policies

(a)   Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

(b)   Interim Financial Information

The unaudited balance sheet as of October 31, 1997, the unaudited consolidated statements of earnings and cash flows for the three month periods ended October 31, 1996 and 1997, and the unaudited statement of stockholders' equity for the three month period ended October 31, 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Rule 10-01 of Regulation S-X. In the opinion of management, all adjustments (which include normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows at October 31, 1996 and 1997 and for the three month periods presented, have been included.

The results of operations for the three months ended October 31, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year.

(c)   Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, commercial paper, time deposits, and cash on hand. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

(d)   Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

(e)   Goodwill

Goodwill, which relates primarily to the acquisition of Ozite, is being amortized on a straight-line basis over the period expected to benefit, which is estimated to be 30 years for current acquisitions and 10 to 40 years for acquisitions prior to July 31, 1995.

The Company continually assesses the recoverability of its intangible assets by determining whether the amortization of the excess of the cost of the investment balance over its remaining useful life can be recovered through projected undiscounted future cash flows. The amount of goodwill impairment, if any, is measured based on projected undiscounted future cash flows in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Based on the Company's projected results of operations over the remaining useful life, management believes that there has not been an impairment in the value of the goodwill.

(f)   Property, Plant and Equipment

Property, plant and equipment is stated at cost and is primarily depreciated by the straight-line method over the estimated useful lives of the related assets. Repairs and maintenance are charged to expense as incurred. Leasehold improvements are depreciated over the lesser of the term of the lease, including renewal options, or the useful life of the asset. Depreciation is calculated using the modified units of production method for Burlington machinery and equipment. Costs of the construction of certain long-term assets include capitalized interest which is amortized over the estimated useful life of the related asset. The Company capitalized interest costs of $290 and $220 in 1997 and 1996, respectively.

The principal estimated useful lives are as follows:

Building and improvements...........................  20-31 years
Machinery and equipment.............................  5-15 years
Office equipment, furniture and fixtures............  5-10 years


In the event that facts and circumstances indicate that the cost of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated fair value associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value is required.

(g)   Intangible Assets

Other intangible assets are amortized using the straight-line method over the following periods (See Note 6):

Process technology.......................  10-20 years
Customer list............................      7 years
Other....................................      5 years


(h)   Deferred Financing Costs

The financing costs incurred in securing debt are deferred and amortized over the life of the related debt (See Notes 7, 8 and 11).

(i)   Income Taxes

The Company files a consolidated federal income tax return including all of its qualifying domestic subsidiaries. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(j)   Revenue Recognition

The Company recognizes revenue when goods are shipped to customers. The Company provides for returned goods and volume rebates on an estimated basis.

(k)   Foreign Subsidiaries

The Company translates financial statements denominated in foreign currency by translating balance sheet accounts at the end of the period exchange rate and statement of operations accounts at the average exchange rate for the period. Translation gains and losses are recorded in stockholders equity, and transaction gains and losses are reflected in income.

(l)   Foreign Exchange Contracts

During fiscal 1997, the Company's Belgian subsidiary entered into forward foreign exchange contracts to hedge intercompany payables and non Belgian Franc accounts receivables and payables. Market value gains and losses on such contracts are currently recognized, and the resulting credit or debit offsets foreign exchange gains or losses on the related balance sheet accounts. No significant forward foreign exchange contracts were outstanding at July 31, 1997 and July 31, 1996.

(m)   Stock Based Compensation

In 1997, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation". SFAS No. 123 addresses the financial accounting and reporting standards for stock based compensation plans and permits an entity to record the effects of stock based employee compensation plans in its financial statements or present Pro forma disclosures in the notes to the financial statements. Compensation expense associated with awards to non-employees is required to be measured using a fair value method. The Company has elected to continue to account for employee compensation plans in accordance with Accounting Principles Board Opinion No. 25 and has provided appropriate disclosures in the notes to the consolidated financial statements.

(n)   Income (Loss) Per Common Share

Income (loss) per common and common equivalent share is computed based upon the weighted-average number of shares and common share equivalents outstanding during the period. The calculation does not give effect to the conversion of options and warrants to purchase common stock when such securities have an anti-dilutive effect. Net loss per common share is based upon the weighted-average number of shares outstanding, as the impact of common share equivalents is anti-dilutive. Primary earnings per share and fully diluted earnings per share, are the same for all periods presented.

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". This new standard, which supersedes APB Opinion No. 15, requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the income statement and a reconciliation of the income available to common stockholders and weighted-average shares of the basic EPS computation to the income available to common stockholders and weighted-average shares plus dilutive potential common shares of the diluted EPS computation. The objective of the statement is to make the computation more comparable with international accounting standards. SFAS 128 is effective for periods ending after December 15, 1997 (the Company's 1998 fiscal year). SFAS No. 128 will require the Company to restate amounts previously reported as EPS to comply with the new pronouncement. Had SFAS No. 128 been in effect for the years ended July 31, 1997, 1996 and 1995, reported EPS would not have been different from that reported under APB Opinion No. 15.

(o)   Other Recent Accounting Pronouncements

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS No. 129"). SFAS No. 129 requires companies to disclose descriptive information about securities and information about the liquidation preferences of preferred stock and redeemable stock. SFAS 129 is effective for financial statements for periods ending after December 15, 1997 (the Company's fiscal 1998 year).

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires companies to display, with the same prominence as other financial statements, the components of other comprehensive income. SFAS No. 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 (the Company's 1999 fiscal year). Reclassification of financial statements for earlier periods provided for comparative purposes is required.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997 (the Company's 1998 fiscal year).

The Company has not determined the impact, if any, on the financial statements or related matters of adopting these pronouncements.

(p)   Investment in Unconsolidated Affiliates

The Company's investments in affiliated companies which are not majority owned or controlled are accounted for using the equity or cost method. Investments recorded under these methods and the percentage interest owned consist of Masplas International (25%), Les Plastiques Petco, Inc. (49%), and Evolutions, Inc. (42%).

(q)   Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. No costs relating to existing conditions caused by past operations were incurred by the Company during the periods ended July 31, 1997, 1996, or 1995.

Reserves for estimated costs are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost sharing arrangements. No environmental reserves are required at July 31, 1997 and 1996.

(r)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(s)   Reclassifications

Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

3.    Investments

(a) In June 1994, the Company acquired an 80% interest in Evolutions, Inc. ("Evolutions"), a marketing company focusing on consumer apparel products manufactured from recycled material. The Company acquired newly issued shares of Evolutions for cash and 153,850 shares of the Company's common stock, valued at $4.55 per share (aggregating approximately $700). The aggregate value of the acquisition was approximately $850. On March 1, 1995, the Company acquired an additional interest in Evolutions, bringing its ownership up to 88%. The additional investment was 350,000 shares of the Company's common stock, valued at $1,925 and provided for the cancellation of any and all stock options outstanding prior to the acquisition. All shares issued by the Company for the investment are considered as treasury shares until sold to third parties. Such shares are then recognized as issued. During fiscal 1996, the Company's ownership percentage fell below 50% and the Company began accounting for this investment using the equity method. The statements of operations for all periods presented have been restated to reflect this change in the reporting entity. As a result of evaluating the operations and financial position of Evolutions, the Company wrote-off the carrying value of its investment in Evolutions, recording a charge of approximately $800 to equity in loss of affiliates during 1997.

(b) In August 1994, the Company completed a transaction whereby it acquired a 49% interest in Les Plastiques Petco, Inc., a Canadian corporation ("Petco"). In consideration for this interest, the Company issued 183,191 shares of Common stock valued at $817 (and issued an additional 33,308 shares in fiscal 1996 as the market price of the stock did not meet certain market price requirements), canceled $800 owed to the Company for equipment previously sold to Petco and its affiliate by the Company and agreed to provide additional equipment valued at $250. During fiscal 1995, the Company made an additional cash investment in Petco of $155. The Company and Petco also entered into a ten-year supply agreement whereby Petco, in exchange for the cancellation of approximately $783 owed to the Company by a Petco affiliate, will make available to the Company at least six million pounds of post-consumer PET annually. The carrying value of the supply contract was reduced to zero during 1997 as the future benefit to be provided by the asset was uncertain. During 1997, the Company's investment in Petco increased by $446 due to the conversion of a note receivable into additional preferred shares. Prior to 1997, the Company accounted for this investment using the equity method. During 1997, due to the level of influence the Company exerts over the operations of Petco, the Company changed its method of accounting from the equity to the cost basis.

(c) In August 1994, the Company completed a transaction whereby it acquired a 25% interest in Masplas International, Compose de Plastique Inc. a Canadian corporation ("Masplas") by converting $375 of a note receivable. Masplas is a recycler of post-consumer PET, and is controlled by the same majority shareholder as Petco. Prior to 1997, the Company accounted for this investment using the equity method. During 1997, due to the level of influence the Company exerts over the operations of Masplas, the Company changed its method of accounting from the equity to the cost basis.

4.    Inventories

                               ------------------------------------------------
                               July 31, 1996   July 31, 1997   January 31, 1998
                               -------------   -------------   ----------------
                                                                    (unaudited)
Raw materials and supplies..   $      16,028   $      22,353   $         20,403
Recycled material...........           1,944             779                733
Work-in-process.............           2,074           1,288              1,607
Finished goods..............          21,357          30,148             45,929
                               -------------   -------------   ----------------
                               $      41,403   $      54,568   $         68,672
                               =============   =============   ================

5.    Property, Plant and Equipment

                                            ----------------------------------
                                              July 31, 1996      July 31, 1997
                                            ---------------    ---------------
Land and land improvements..............    $        13,138    $        12,336
Buildings and leasehold improvements....             15,361             18,416
Machinery and equipment.................             60,610             64,116
Furniture and fixtures..................              2,727              2,577
Construction in progress................              5,312              5,466
Property under lease....................              1,200              1,200
                                            ---------------    ---------------
                                                     98,348            104,111
Accumulated depreciation................           (13,192)           (15,744)
                                            ---------------    ---------------
                                            $        85,156    $        88,367
                                            ===============    ===============

6.    Intangible Assets

                                   ----------------------------------
                                     July 31, 1996      July 31, 1997
                                   ---------------    ---------------
Process Technology.............    $         1,179    $           108
Customer list..................                770                770
Other..........................                870                 87
                                   ---------------    ---------------
                                             2,819                965
Accumulated amortization.......            (1,475)              (921)
                                   ---------------    ---------------
                                   $         1,344    $            44
                                   ===============    ===============

During fiscal 1997, the Company has written off the Petco supply contract in the amount of $541 (net of $242 of accumulated amortization) and licenses related to the bottlewash system in the amount of $380 (net of accumulated amortization of $691).

7.    Other Assets

                                                                                           July 31, 1996      July 31, 1997
                                                                                         ---------------    ---------------
Deferred financing costs (net of accumulated amortization of $3,769 and $2,688
 at July 31, 1997 and 1996, respectively)............................................    $         4,566    $         3,826
Investments in affiliates(1).........................................................              3,097              2,635
Other................................................................................              2,419              2,608
Grants(2)............................................................................                 --                985
Notes receivable.....................................................................              1,405                 45
Notes and interest receivable from officers(3).......................................              1,105              1,110
                                                                                         ---------------    ---------------
                                                                                         $        12,592    $        11,209
                                                                                         ===============    ===============

------------
(1) Represents the investment in Masplas International and Petco. (See Note 3.)

(2) Represents a grant receivable from a government agency in Northern Ireland, related to the start-up of Colorite Europe Limited.

(3) The notes and interest receivable from current and former officers of $393 and $388 at July 31, 1997 and 1996, respectively, are due on demand and bear interest at rates generally ranging from 75% of the prime rate to the prime rate of interest. These notes receivable relate primarily to the purchase of common and preferred stock of the predecessor of Ozite, un-reimbursed moving expenses and a personal loan. In addition, a note and interest receivable of $717 is due from a stockholder of PureTec and a former director of Ozite.

8.    Short-Term Borrowings

(a)   Revolving Credit Advances:

On December 30, 1992, PST entered into a $50,000 Senior Loan Agreement (the "Agreement") with a commercial lending company ("CLC"). The Agreement contains covenants, the most restrictive of which are maintenance of certain financial ratios, prohibition of the occurrence of additional indebtedness, the payment of dividends, certain related party transactions and limitations on capital expenditures. Borrowings under the Agreement are secured by substantially all the domestic current assets of PST. Additionally, the CLC has a security interest in PST's intangible assets, and this security interest ranks pari passu with the security interest of the Senior Secured Notes (see Note 11) in PST's intangible assets. Revolving credit advances under the Agreement are based on eligible receivables and inventory.

Effective January 31, 1997, PST amended this Agreement with the CLC ("Amended Agreement"), representing the fourth amendment to the Agreement. The Amended Agreement provides, among other things, for revolving credit advances of up to $50,000 through July 31, 2000 and letters of credit of up to $1,000. The Amended Agreement provides for certain pricing performance adjustments based on defined Performance Ratios. The Company will pay interest at a defined Index Rate plus the Applicable Revolver Index Margin (ranging from 0.00% to 0.25%) or, at the election of PST, the LIBOR Rate plus the Applicable LIBOR Margin (ranging from 2.50% to 3.00%). The Amended Agreement also provides that outstanding revolving credit advances shall not exceed $20,000 for 30 consecutive days during the period from July 1 to September 30 for each year. Furthermore, the Amended Agreement provides that domestic capital expenditures are limited to $8,500, $9,000 and $9,500 in fiscal years ending 1997, 1998 and 1999 (and each fiscal year thereafter), respectively. The Company also has the right to cancel the Agreement on 30 days written notice and pay the CLC an early termination fee of $175 if such cancellation occurs prior to January 31, 1998, and $100 if cancellation occurs on or after January 31, 1998 and prior to September 30, 1998.

At July 31, 1997, the Company was not in compliance with certain of the covenants of the Amended Agreement, including the requirement to reduce borrowing to $20 million and the limitation on capital expenditures. The CLC has provided a waiver of this non-compliance as of July 31, 1997.

At July 31, 1997 and 1996, borrowings under the Amended Agreement with the CLC totaled $36,772 and $14,138, respectively. Amounts outstanding are classified as current liabilities.

In addition, on January 31, 1997, PST signed a Receivables Agreement with the CLC that provides PST with the ability to sell a 100% ownership interest, without recourse, in certain Eligible Receivables generated by PST. The CLC's commitment to purchase said receivables from PST are restricted to the period beginning each February 1 and ending on each May 31. The aggregate invoice face amount of purchased receivables will not exceed $12,000. PST is obligated to service the Eligible Receivables that it sells to the CLC. At July 31, 1997, PST is obligated to collect and remit $2,087 to the CLC for Eligible Receivables sold without recourse. The CLC owes PST $422 related to such receivables.

(b)   Revolving Credit Facility:

In connection with the acquisition from OxyChem, Burlington has entered into a Credit Agreement (the "Agreement") with a bank that includes a revolving credit facility for up to $5,500 based on specified levels of eligible inventory and accounts receivable. Interest on this facility, which expires on August 18, 2002, is the prime rate plus 1.25% and is due quarterly. The Agreement also contains a contingent fee agreement, payable annually, based on earning levels obtained. The Agreement has been amended by Burlington and the bank to provide for certain developments at Burlington. Outstanding borrowings are $1,893 and $2,193 at July 31, 1997 and 1996, respectively.

The Agreement contains certain covenants, the most restrictive of which pertain to the maintenance of certain financial ratios, prohibition of the incurrence of additional indebtedness, the payment of dividends, and certain related party transactions. Borrowings under the Agreement are secured by substantially all the assets of Burlington. As of July 31, 1997, Burlington was not in compliance with certain covenants of the Agreement. The Company has received a waiver for the period of time that the default existed. The Company intends to repay the borrowings outstanding under the Agreement during fiscal 1998, and as such, has included the revolving credit facility as a current liability at July 31, 1997.

9.    Plant Closing Costs

In October 1993, the Company decided to consolidate its plastic recycling operations. In connection with this consolidation, the Company closed substantially all of its operations in Lawrence Township, New Jersey. Costs associated with the shut down of this facility consisted of labor during the phase-out period, rubbish removal and clean-up costs and associated overhead for the dismantling and moving of equipment as well as future rental costs under noncancellable operating leases. In July 1995, the Company adjusted the carrying value of all remaining assets to their net realizable value including the write-off of $3,262 of costs associated with the Lawrence Township Plant which no longer have any value. In addition, in July 1995, the Company wrote off $210 of abandoned equipment relating to its old corporate office located at the Lawrence Township location as a result of the move to its new quarters. At July 31, 1997 and 1996, the Company has $196 and $430 accrued, respectively, relating to the lease which expires on June 30, 1998. This reserve is included in accrued plant closing and disposal costs.

In July 1995, the Company wrote off equipment of $1,145 at its Springfield, Massachusetts plant related to the original wash system as the Plant was completely modified with an expansion of the "Pure Tech Process" system in fiscal 1995. The Company has no future plans for the old system, and was unsuccessful in attempts to sell the system.

In July 1996, the Company evaluated the operations of its Springfield plant and decided to close it. In connection with this plant closing, the Company ceased substantially all operations except for minor production and clean-up that was completed in fiscal 1997. The Company accrued for all costs associated with the shut down of this facility, which consisted of clean-up costs, the breakdown of machinery and equipment, and future rental costs under a noncancellable operating lease. In July 1996, the Company adjusted the carrying value of all remaining assets to be disposed to their net realizable value. The total loss incurred on the shut down of the Springfield operations of $4,236 is included on the consolidated statement of operations in the write-off of goodwill and obsolete assets/facilities. At July 31, 1997 and 1996, the Company has accrued $1,397 and $2,387, respectively, relating to the closure of this facility. The reserve is included in accrued plant closing and disposal costs. The reserve at July 31, 1997 was predominantly related to the remaining lease liability, which was settled subsequent to July 31, 1997. The Company holds assets from the facility with a net realizable value of $1,910, which are to be transferred to the new West Virginia facility in fiscal 1998.

In September 1994, the Company sold 40% of the capital stock of Multiple Container Recycler, Inc. ("MCR") to a company owned by the son of a director and officer of the Company. The sale price was $1,000. The Company received a note for a total of $1,000 plus accrued interest payable in twelve equal principal installments beginning October 1995, with a subsequent agreement extending the due date six months until April 1996 (see below). All acquired shares in MCR and 175,000 shares of previously acquired PureTec common stock (which had a value approximating the note as of the date of sale) have been pledged as collateral against the loan. The Company recognized a gain of $1,000 on this transaction.

In fiscal year 1997, the Company agreed to transfer the net assets of MCR to its minority owners. Under the terms of the agreement, the operations and all existing assets were transferred effective September 1, 1996. The existing liabilities as of that date were retained by the Company. Liabilities remaining at July 31, 1997 were approximately $100. Upon consummation of the agreement, 333,333 shares of PureTec stock were transferred to the Company in satisfaction of the $1,000 note. The Company incurred a loss of $312 in conjunction with this transaction, which was provided for in the prior year.

The above amounts include management's best estimates of the net realizable value of certain fixed assets to be retained by the Company and estimated expenditures to be incurred. The ultimate amounts could differ materially in the near term from the amounts assumed in arriving at the loss on the shut down of these facilities.

10.   Accrued Expenses

                                                                      ----------------------------------
                                                                        July 31, 1996      July 31, 1997
                                                                      ---------------    ---------------
Salaries and wages................................................    $         6,714    $         4,519
Accrued interest..................................................              3,317              3,569
Accrued expenses related to discontinued operations...............                566                656
Other(1)..........................................................             14,350             17,065
                                                                      ---------------    ---------------
                                                                      $        24,947    $        25,809
                                                                      ===============    ===============

------------
(1) Included in other in 1997 and 1996 is a $3,000 disputed note payable which arose in connection with Ozite's acquisition of Dalen Trading Co. ("Dalen") in 1987. The note payable and related accrued interest alleged to be due to Dalen's previous owner were in dispute and the subject of litigation since 1987. Subsequent to July 31, 1997, this litigation was settled (See Note 20(b)).

11.   Long-Term Debt

                                                                                         ----------------------------------
                                                                                           July 31, 1996      July 31, 1997
                                                                                         ---------------    ---------------
11 1/4% Senior Secured Notes due December 1, 2003(1) (discounted at an
 estimated effective interest rate of 12.7%).........................................    $       117,017    $       118,248
7% Subordinated Notes (principal amount of $3,750) issued in connection with the acquisition of Ozite (discounted at an estimated effective interest rate of
 16%) (See Note 1)(2)................................................................              1,606              1,860
7 1/10% Foreign Term Loan payable in Belgian Francs, with quarterly interest payments, eight semi-annual principal payments of approximately $550 and a balloon payment of $693 due on January 31, 1997. The loan is secured by a pledge of working capital and a lien on certain fixed assets of the Company's
 foreign operations..................................................................                693                 --
Mortgage payable, bearing interest at prime plus 1 1/2%, payable in monthly installments of $4, plus interest with a balloon payment of $322 due in
 January, 2000.......................................................................                372                329
Equipment financing loans and other notes payable in monthly  installments
 through October 1998 at interest ranging from 10.4% to 11.1%........................                256                198
5.25% Direct Loan Promissory Note, payable in 24 equal monthly installments of interest only commencing March 1996; and thereafter payable by 12 equal monthly installments of $10 plus interest, commencing March 1998 through
 February 1999.......................................................................                347                251
Term loan(6).........................................................................              2,692                 --
Equipment financing loans and other notes payable in monthly installments
 through 1997 at interest rates ranging from 6 3/4% to 16%...........................                676                 --
6.10% Foreign Term Loan payable in Belgium Francs, with interest in twenty
 quarterly installments from June 1996 through March 2001                                          1,263                822
3.75% Foreign Term Loan payable in Belgium Francs, with five equal yearly
 installments with first payment commencing December 1997............................                 --                791
9.93% Foreign Term Loan payable in Italian Lira......................................                956                 --
9.78% Foreign Term Loan payable in Italian Lira......................................              1,090                 --
8.40% Foreign Term Loan payable in Italian Lira, repayable semi-annually
 including principal and interest through 2001.......................................                 --              1,295
5.30% Foreign Term Loan payable in Italian Lira, with five equal yearly installments with first payment commencing May 1998. Interest is payable
 quarterly...........................................................................                 --              1,065
Foreign Term Loan payable in British Pounds, in 13 equal semi-annual installments of $151, commencing June 1998, with a final payment due
 December 2004 at 1.75% plus LIBOR (approximately 7.75% at July 31,
 1997)(3)............................................................................                 --              2,302
Capitalized Lease Obligation, 20 years, commencing February 1997.....................                 --              3,841
Bank financing(4)....................................................................              4,911              3,341
Occidental Chemical Corporation(5)...................................................              4,000              2,524
                                                                                         ---------------    ---------------
Less: current portion................................................................              5,292              7,363
                                                                                         ---------------    ---------------
                                                                                         $       130,587    $       129,504
                                                                                         ===============    ===============

------------
As described below, substantially all assets of the Company are pledged as security under outstanding debt agreements.

(1) In November 1993, PST issued $125,000 principal amount of Senior Secured Notes due 2003 (the "Senior Secured Notes"). Interest payments on the Senior Secured Notes, at a rate of 11 1/4% are payable semiannually and commenced June 1, 1994. For the years ended July 31, 1997 and 1996, the Company recorded $1,231 and $1,095, respectively, in interest expense relating to the accretion of these notes.

    The Senior Secured Notes are senior secured obligations of PST, ranking pari passu in right of payment with all existing and future senior indebtedness of PST and senior to all subordinated indebtedness of PST, if any. The Senior Secured Notes are secured by substantially all real property, machinery, equipment, general intangibles and other intellectual property now owned or hereafter acquired by PST and by a pledge of all outstanding capital stock of Plastic Specialties and Technologies Investments, Inc., a wholly- owned subsidiary of PST. The indenture for the Senior Secured Notes contains covenants which restrict, among other matters, the ability of PST and its subsidiaries to incur additional indebtedness, pay dividends (except as described in the indenture), redeem capital stock, prepay subordinated indebtedness, create liens, dispose of certain assets, engage in sale and merger transactions, make contributions, loans or advances and enter into transactions with affiliates. At July 31, 1997, PST is unable to pay dividends.

(2) For the years ended July 31, 1997 and 1996, the Company recorded $254 and $487, respectively, in interest expense relating to the accretion of these notes.

(3) The Agreement with the UK Commercial Bank is payable in 13 equal semi-annual installments of $151 commencing June 20, 1998 with a final payment of $158 on December 31, 2004.

(4) The Term Loan Agreement with a Commercial Bank that Burlington has entered into contains a $5,500 term loan payable in 28 quarterly installments of approximately $196 plus interest accrued at the prime rate plus 1.25% commencing October 31, 1995. In addition, the Company is required to make yearly mandatory cash flow prepayments, as defined in the Agreement. The loan is secured by the property, plant, and equipment acquired from OxyChem. As described in Note 8(b), Burlington is not in compliance with certain covenants of the Agreement for which it has obtained a waiver. Additionally, as the Company intends to repay the borrowings outstanding under the Agreement during 1998, the entire amount has been classified in current portion of long-term debt at July 31, 1997.

(5) As described in Note 1, this amount represents the renegotiated Seller Financing, arising from the purchase of Burlington from OxyChem. This loan was repaid subsequent to July 31, 1997 and as such has been classified as a current liability.

(6) In February 1996, Styrex and Pure Tech Plastics, Inc. and subsidiaries ("PTP") entered into a Loan and Security Agreement with a bank ("Styrex/PTP Loan") providing an aggregate revolving credit line of $7,500 and an aggregate term loan of $5,000. The proceeds of the loan were used to pay off existing debt. As of July 31, 1996, there was $3,839 outstanding under the revolving credit line, and $2,692 under the term loan. In September 1996, the Company repaid the amount outstanding at that time relating to PTP. Styrex subsequently paid off its loans to the bank on November 11, 1996 when it signed a new Loan and Security Agreement (the "Styrex Loan Agreement") with a Finance Company for a period of three years. The Styrex Loan Agreement provides for a term loan and revolving loans up to a maximum of $6,000 and letters of credit of up to $1,000 and is secured by all of the assets of Styrex. Advances under the agreement bear interest at the rate of prime plus 1 1/2%. The initial term loan of $1,360 has scheduled repayments of $23 per month beginning December 1, 1996. As of July 31, 1997 and 1996 the revolving loan and the term loan balances were $1,086 and $1,156, respectively. The operations of Styrex were sold in August 1997. Accordingly, these amounts are included in net assets held for sale in the consolidated balance sheet which is included in other current assets.

Maturities of long-term debt are as follows:

Years Ending July 31,
---------------------
1998.......................................  $   7,363
1999.......................................      1,626
2000.......................................      1,446
2001.......................................      1,308
2002.......................................        646
Thereafter.................................    124,478
                                             ---------
                                             $ 136,867
                                             =========

12.  Income Taxes

The provision for income taxes from continuing operations consists of the following:

                                       ------------------------------------
                                               Years Ended July 31,
                                       ------------------------------------
                                             1995         1996         1997
                                       ----------    ---------    ---------
Current Tax Provision
     Federal.......................    $       --    $      --    $      --
     Foreign.......................            --        2,269        2,804
     State.........................            --          288          150
                                       ----------    ---------    ---------
                                               --        2,557        2,954
                                       ----------    ---------    ---------
Deferred Tax Provision (Benefit)
     Federal.......................            --           --           --
     Foreign.......................            --           80          177
     State.........................            --           --           --
                                       ----------    ---------    ---------
                                               --           80          177
                                       ----------    ---------    ---------
Total..............................    $       --    $   2,637    $   3,131
                                       ==========    =========    =========

The Company's tax provision for the year ended July 31, 1997 and 1996 are primarily due to the Company's foreign operations. The Company's tax benefit for the year ended July 31, 1995 reflects the reduction in previously recorded temporary differences. The tax provision does not reflect the expected 34% benefit based on existing federal tax rates due to the sizable operating losses experienced in its domestic operations. The Company has not anticipated the tax benefits of such losses as it is more likely than not that such deferred tax asset would not be realizable at this time.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net of operating losses and income tax credit carryforwards. The income tax effects of significant items comprising the Company's net deferred tax liability are as follows:

                                                          -----------------------------------------------------
                                                                  July 31, 1996             July 31, 1997
                                                          ---------------------------- ------------------------
                                                              Current      Non-current Current      Non-current
                                                          -----------  --------------- -------    -------------
Assets
Net operating loss carry forward                          $      --    $   31,363      $    --    $   27,200
      Expenses currently not deductible                       2,044            --        3,308         1,518
      Allowance for doubtful accounts...................        200            --          235            --
      Capitalization of inventory costs.................        421            --          556            --
      Employee benefits liabilities.....................         --         2,218           --         1,956
      Pension...........................................         --           570           --           638
Liabilities
      Difference between book and tax basis of property
   and equipment........................................         --       (11,531)          --       (10,186)
      Discount..........................................         --        (3,193)          --        (2,701)
                                                          ---------    ----------      -------    ----------
Net deferred tax asset..................................      2,665        19,427        4,099        18,425
Less valuation allowance................................     (2,665)      (20,707)      (4,099)      (19,882)
                                                          ---------    ----------      -------    ----------
Net deferred income taxes...............................  $      --    $   (1,280)      $   --    $   (1,457)
                                                          =========    ==========      =======    ==========

The net deferred tax asset has been subject to a valuation allowance except for the net deferred tax liability as of July 31, 1997 and 1996 of $1,457 and $1,280 which relates to income taxes in foreign jurisdictions which can not be offset against U.S. income taxes. The valuation allowance has changed in the current year due to revisions of previously estimated amounts, changes in the deferred tax amounts and additions to the net operating losses, which are fully reserved. The domestic net operating losses are subject to matters discussed below and are subject to change due to the restructuring occurring at the corporate subsidiary level, as well as adjustment for the timing of inclusion of expenses and losses in the federal returns as compared to amounts included for financial statement purposes.

Net Operating Losses

The Company and its U.S. subsidiaries will file a consolidated tax return for the year ended July 31, 1997. The net operating loss ("NOL") carryforwards involve complex issues of federal tax law and are subject to various limitations as follows:

$55,200 Subject to IRC Section 382 annual limitation of approximately $3,900;
        this includes $4,700 of losses incurred prior to 1992 which are subject to additional limitations. Approximately $26,000 of these losses were incurred after the IRC Section 382 change of ownership occurred and are not subject to Section 382 limitations; expire 2001-2010.

$20,800 Subject to IRC Section 382 annual limitation of approximately $3,100,
        Separate Return Limitation Year ("SRLY") as to Ozite Corporation; expire 1997-2005.

$4,000 Subject to IRC Section 382 annual limitation of approximately $3,100. (This is part of, and not in addition to, $3,100 IRC Section 382 limitation discussed immediately above). SRLY as to Ozite and Subs.; expires 2009.

To the extent the Ozite amounts of NOL's are subsequently recognized, they will cause changes in the goodwill arising from the transaction. In addition to the domestic NOL balances, the Company has incurred losses relating to CEL, a subsidiary of the Company, taxable in Northern Ireland. Fiscal 1997 losses aggregated $1,430 which have no expiration date. The Company believes that it is more likely than not that this deferred tax asset will not be realized and has recorded a full valuation allowance on these amounts. Such temporary differences do not include deferred United States income taxes on undistributed earnings of approximately $25,833 of Ozite's foreign subsidiaries as the Company has the ability and intent to permanently reinvest such earnings.

See Note 20(b) for a discussion of Ozite's Belgian subsidiary income tax assessment.

13.   Stockholders' Equity

(a)   Capitalization

The Company's authorized capital consists of 50,000,000 shares of common stock, $.01 par value and 1,000,000 shares of preferred stock, $.01 value.

The holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of the Company's common stock have no cumulative voting rights in the election of directors. Subject to the prior rights of the holders of the Company's preferred stock, all holders of common stock are entitled to share equally in dividends from sources available therefor when, as and if declared by the Board of Directors, and upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. Stockholders have no preemptive rights. There is no cumulative voting, redemption right or right of conversion in existence with respect to the common stock. All outstanding shares issued are fully paid and non-assessable and legally issued. The Board of Directors is authorized to issue additional common stock within the limits authorized by the Company's charter and without stockholder action.

The authorized shares of preferred stock, $.01 par value, are issuable at any time and from time to time, by action of the Board of Directors without further authorization from the stockholders, except as otherwise required by applicable law or regulations, to such persons and for such consideration (but not less than the par value thereof) as the Board of Directors determines. The Board of Directors can fix the exact terms of each series of preferred stock, including number of shares, designation, preferences, privileges, restriction and rights with respect to dividends, conversion, voting, redemption and other matters, at or before the time such series is to be sold or issued based upon factors such as market conditions and negotiations with respective purchasers existing at that time. There were 5,000 shares of preferred stock to be issued which were considered outstanding at July 31, 1995 in connection with the Ozite Merger. Such shares were issued in fiscal 1996.

Effective as of July 31, 1996, the holders of the then outstanding redeemable preferred stock entered into an agreement with the Company to convert such shares into 1,606,688 shares of common stock of the Company (the "Exchange Agreement"). The exchange rate of this conversion was 321.3368 shares of common stock for each preferred share, with fractional shares rounded up to the next whole share. Of the total shares issued, 50%, or 803,344, were delivered to the holders of the Preferred Stock and are restricted from sale until October 1, 2001 (the "Exchange Shares"). The remaining 50% were delivered to an escrow agent pending release as described below (the "Escrow Shares").

Under the terms of the Exchange Agreement, Escrow Shares will be released back to the Company if such specified litigation is settled prior to July 31, 2001 in excess of amounts defined in the Exchange Agreement. The shares released to the Company will be based on an exchange price of $3.2016 per share or the then market price of the common stock, whichever is greater. If the incremental cost to the Company exceeds the released value of the Escrow Shares, the Company will obtain Exchange Shares, valued as indicated above, for the cost of the settlement in excess of the released value of the Escrow Shares. Escrow Shares not released to the Company as indicated above by July 31, 2001, will then be released to the holders of the Preferred Stock. The Exchange and Escrow Shares must be registered within 180 days of the settlement of the specified litigation or July 31, 2001, whichever occurs first.

In addition, pursuant to the terms of the Company's 7% Subordinated Notes (see
Note 11), the Company also has the ability to offset principal payments due on these Subordinated Notes against any excess cost of settlement in the litigation referred to above. See further discussion at Note 20(b).

The Exchange Shares have been valued by the Company at the date of conversion at the five day trailing market price of the Company's common stock. The Escrow Shares have been valued based on such price, less a liquidity discount due to the nature of such shares. The total value of the Exchange and Escrow Shares approximated the value of the Preferred Stock on the date of conversion, July 31, 1996. Therefore, the above transaction has had no effect on the net equity position of the Company.

(b)   Stock Issuances

(i)   Private Placements

Common Stock:

During the period from October 1994 to July 1995, the Company issued an aggregate of 3,332,737 shares of common stock under three private placements made entirely to foreign persons and companies under Regulation S of the Securities Act of 1933. Net proceeds from these placements aggregated $13,160 before expenses.

In January 1996, the Company made a private placement of 250,000 shares of common stock for proceeds of $500. In March 1996, the Company made an additional private placement of 250,000 shares of common stock for proceeds of $500. In both cases, the proceeds were used to reduce outstanding debt.

As described in Note 1, on June 27, 1997, PureTec completed a private placement through Ozite, of 2,235,030 shares of its common stock, in exchange for 1,117,515 shares, or an additional 13.4%, of PST common stock outstanding.

Convertible Debentures:

During the period from February 1995 to June 1995, the Company received $8,371 and, in exchange, issued Convertible Debentures in the same amount. The debentures matured at various times from December 1, 1995 to February 1996 and bore interest at 3% per annum. The holders of the debentures were entitled, at their option, at any time after a three-month holding period, to convert the principal amount, or any portion of the debenture, into shares of common stock of the Company at 80% of the market price of the Company's common stock. As of July 31, 1995, debentures in the amount of $7,371 were converted into 1,714,780 shares of the Company's common stock. In August 1995, the remaining $1,000 was converted into 227,273 shares of common stock.

(ii)  Other Issuances

In March 1995, the Company acquired an additional interest in Evolutions for 350,000 shares of common stock. The issued shares are accounted for by the Company as Treasury stock. During 1996, Evolutions sold 202,500 shares of the Company's common stock, resulting in an increase to paid-in capital of $487.

The Company issued 113,890 shares of Common Stock as the result of a settlement of a lawsuit in October 1995. The value of the shares approximated $438 at such date and has been charged to expense in 1995.

During fiscal 1997, 333,333 shares of common stock were transferred to the Company in settlement of a $1,000 note in conjunction with the transfer of the MCR Vending operations to its minority owners.

(c)   Stock Option Plans

As part of the Merger, the Company has adopted a stock option plan (the "1995 Plan") covering 5,000,000 shares of the Company's common stock, par value $.01, pursuant to which officers, directors, employees and consultants are eligible to receive options. The options issued under this plan may be ISOs or non-statutory options. No options may be granted after December 31, 2002. Each option granted under the 1995 Plan may be exercised for a period of not more than ten years after the date of grant, or until the expiration of the plan, whichever occurs first. The option price must not be less than fair market value for ISOs and 85% of fair market value for non-statutory options. In total, options to acquire 1,068,366 shares of Company common stock have been transferred from previously existing Pure Tech plans to the 1995 Plan at exercise prices ranging from $2.03 to $6.88 per share.

In March 1995, the Company reclassified options to acquire 154,571 shares of common stock as "plan" options. These options have exercise prices ranging from $2.03 to $7.50.

In fiscal 1996, the Company issued 1,236,500 plan options at an exercise price of $3.00 per share and 300,000 plan options with an exercise price of $4.25.

In fiscal 1997, the Company issued 840,000 plan options at an exercise price of $2.25 per share.

The following summarizes transactions under the employee stock option plan for the years ended July 31, 1997, 1996, and 1995.

                                   ----------------------------------------
                                                           Weighted Average
                                     Number of Shares        Exercise Price
                                   ------------------    ------------------
Outstanding, June 30, 1994.....               710,404    $          5.83
Granted........................               427,000               5.97
Reclassified...................               154,571               5.83
Exercised and canceled.........              (223,609)              5.83
                                            ---------    ---------------
Outstanding, July 31, 1995.....             1,068,366               3.62
Granted........................             1,536,500               3.24
Canceled.......................               (20,000)              6.57
                                            ---------    ---------------
Outstanding, July 31, 1996.....             2,584,866               3.32
Granted........................               840,000               2.25
Canceled.......................              (256,500)              3.49
                                            ---------    ---------------
Outstanding, July 31, 1997.....             3,168,366    $          3.03
                                            =========    ===============

At July 31, 1997 and 1996, approximately 1,372,000 and 923,000 options, respectively, were vested and exercisable at weighted-average prices of $3.11 and $3.62, respectively.

The Company applies APB Opinion 25 and related Interpretations in accounting for its stock plans. Accordingly, no compensation cost has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation cost for stock option grants issued during 1997 and 1996 been determined under the provisions of SFAS No. 123, the Company's net loss and loss per share would have been $3,475 and $.12 in 1997 and $9,741 and $.36 in 1996. The pro forma effect on net loss and net loss per share in 1996 includes the effect of modifying the terms of approximately 771,000 options that were granted prior to July 31, 1995. In November 1996, all options outstanding at the beginning of the year with an exercise price of $7.50 or greater were modified to reduce the exercise price to $3 or $4.25 per share. The pro forma effect on net loss and loss per share for 1997 and 1996 is not representative of the pro forma effect on net income in future years, because it does not take into consideration pro forma compensation expense related to all other grants made prior to 1996.

The fair value of each stock option granted in 1997 and 1996 under the Company's plans was estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 1997 and 1996:

                                             --------------------
                                                 1996        1997
                                             --------    --------
Dividend yield..............................      N/A         N/A
Volatility..................................   34.36%      37.00%
Risk-free interest rate.....................    6.00%       6.00%
Expected term of options (in years).........     9.80        8.30

The weighted-average fair values per share of stock options granted during 1997 and 1996 were $1.29 and $.91, respectively.

The exercise price ranges and average remaining lives for options outstanding and exercisable at July 31, 1997 were:

                               ---------------------------------------------------------------------------------------------
                                      Number of
                                         Shares            Weighted                            Number of           Weighted-
                                 Outstanding at      Remaining Life             Average           Shares             Average
Range of Exercise Prices                7/31/97           (in Yrs.)      Exercise Price      Exercisable      Exercise Price
---------------------------    ----------------    ----------------    ----------------    -------------    ----------------
2.03 -- 3.00...............           2,749,700                7.90    $           2.74        1,020,322    $           2.96
3.44 -- 6.88...............             418,666                8.00                4.88          351,966                4.88
                                      ---------                ----                ----        ---------    ----------------
Total:.....................           3,168,366                7.91    $           3.03        1,372,288    $           3.11
                                      =========                ====                ====        =========    ================

(d)   Stock Warrants/Options

The following options and warrants were issued to non-employees of the Company:

In August 1994, the Company issued non-plan options to acquire 100,000 shares of common stock. These options have an exercise price of $6.88.

In January 1995, the Company issued non-plan options to acquire 685,000 shares of common stock. These options have exercise prices ranging between $5.50 and $5.62.

In March 1995, the Company reclassified non-plan options to acquire 154,571 shares of common stock. These options have exercise prices ranging from $2.03 to $7.50.

The above transactions did not result in any compensation cost or expenses, as the exercise prices equaled or exceeded the fair market value of the stock. In the case of the reclassified options, the exercise price at the time of original issue equaled or exceeded the fair market value of the stock.

In December 1994, the Company entered into a settlement of certain litigation which provides for the issuance of 450,000 warrants to acquire the Company's common stock at an exercise price of $4.61 per share (See Note 20(b)).

The following table summarizes the status of stock options and warrants issued to non-employees of the Company:

                              ---------------------------------------------
                               Number of Shares     Options/ Warrant Prices
                              -----------------    ------------------------
Outstanding, June 30, 1994..            521,000        $2.03 -- $22.00
Granted.....................          1,235,000           4.64 -- 6.88
Reclassified................           (154,571)          2.03 -- 7.50
Exercised and canceled......            (32,985)                  7.50
                                      ---------
Outstanding, July 31, 1995..          1,568,444          2.03 -- 22.00
Canceled....................           (200,000)                  5.50
                                      ---------
Outstanding, July 31, 1996..          1,368,444          4.25 -- 22.00
Exercised...................               (122)                  4.61
Canceled....................            (56,000)                  4.25
                                      ---------
Outstanding, July 31, 1997..          1,312,322        $4.25 -- $22.00
                                      =========

At July 31, 1997, all of the stock options/warrants issued to non-employees of the Company were exercisable, and expired at various dates during fiscal 1998 and 1999.

14.  Retirement Plans

(a)   PST Pension Plan:

PST maintains a noncontributory defined benefit pension plan. The plan covers substantially all employees of PST and substantially all salaried employees of Burlington who are not covered by a collective bargaining agreement, who have completed one year of service and are not participants in any other pension plan. The funding policy of the Company is to make contributions to the plan based on actuarial computations of the minimum required contribution for the plan year. The plan's assets are invested primarily in the Master Trust Fund of PST in accordance with the investment agreements of the plan.

Net pension costs consist of the following:

                                                    --------------------------
                                                       Years Ended July 31,
                                                    --------------------------
                                                           1996           1997
                                                    -----------    -----------
Service cost....................................    $       647    $       667
Interest cost on projected benefit obligation...            542            589
Actual return on plan assets....................           (557)        (1,854)
Net amortization and deferrals..................             88          1,287
                                                    -----------    -----------
                                                    $       720    $       689
                                                    ===========    ===========

The funded status of the Plan is as follows:

                                                                                          ----------------------------------
                                                                                            July 31, 1996      July 31, 1997
                                                                                          ---------------    ---------------
Vested benefit obligation.............................................................    $       (5,831)    $       (6,548)
                                                                                          ==============     ==============
Accumulated benefit obligation........................................................    $       (6,089)    $       (6,843)
                                                                                          ==============     ==============
Projected benefit obligation..........................................................    $       (7,807)    $       (8,540)
Plan assets at fair value.............................................................              6,029              8,339
Projected benefit obligation in excess of plan assets.................................            (1,778)              (201)
Unrecognized net gains................................................................              (415)            (1,946)
Less unrecognized actuarial gains and losses and prior service costs attributable
 to minority interest in PST..........................................................               295                (15)
                                                                                          --------------     --------------
Accrued pension obligation............................................................    $       (1,898)    $       (2,162)
                                                                                          ==============     ==============

The expected long-term rate of return on plan assets of the plan was 9% for all periods presented and the discount rate was 8% at July 31, 1997 and 1996.

(b)   Burlington Hourly Pension Plan:

Burlington has a noncontributory defined benefit pension plan that covers substantially all hourly compensated employees covered by a collective bargaining agreement, who have completed one year of service. The funding policy of the Company is to make contributions to this plan based on actuarial computations of the minimum required contribution for the plan year. The plan's assets are invested primarily in the Master Trust Fund of PST. Net pension costs consist of the following:

                                                                           ----------------------------
                                                                               Years Ended July 31,
                                                                                   1996            1997
                                                                           ------------    ------------
Service cost...........................................................    $        108    $        110
Interest cost on projected benefit obligation..........................             278             309
Actual return on plan assets...........................................            (165)           (780)
Net amortization and deferrals.........................................            (104)            487
                                                                           ------------    ------------
                                                                           $        117    $        126
                                                                           ============    ============
Vested benefit obligation..............................................    $     (3,682)    $    (4,103)
                                                                           ============    ============
Accumulated benefit obligation.........................................    $     (3,888)    $    (4,503)
                                                                           ============    ============
Projected benefit obligation...........................................    $     (3,888)    $    (4,503)
Plan assets at fair value..............................................           3,222           4,169
                                                                           ------------    ------------
Projected benefit obligation in excess of plan assets..................            (666)           (334)
Unrecognized net loss (gain)...........................................             180            (262)
Adjustment to recognize minimum required liability.....................            (180)             --
Unrecognized prior service cost........................................              --             238
                                                                           ------------    ------------
Accrued pension costs..................................................    $       (666)    $      (358)
                                                                           ============    ============

The expected long-term rate of return on plan assets was 9% for the period and the discount rate was 8% for the year ended July 31, 1997.

In July 1997, the Plan was amended due to an agreement reached with the labor union representing the majority of hourly workers at Burlington. This agreement increased retirement benefits from $25, multiplied by the number of years of benefit service, to $26, effective June 1998, and $27, effective June 2000. These changes are reflected in the year-end disclosure information above, with the increase in liability established as a prior service cost.

(c)   Post-retirement Liabilities

In addition to providing pension benefits, the company also sponsors the Burlington Retiree Welfare Plan, which provides certain health care benefits for retired employees who were employed on an hourly basis and covered under a collective bargaining agreement. Employees and their families become eligible for these benefits after the employee completes five years of service, if retiring at age fifty-five, or at age sixty-five, the normal retirement age. Post retirement health care benefits paid during the year ended July 31, 1997 and 1996 amounted to $139 and $110, respectively.

Effective June 23, 1997, the plan was amended to provide a zero-premium Medicare risk HMO coverage for all future post-age-65 retirees, as well as many of the Company's current retirees. This amendment to the plan was accounted for as a negative plan amendment pursuant to Statement of Financial Accounting Standards No. 106. The resulting reduction in the accrued post-retirement liability of $3,200 will be recognized and amortized as a reduction of net periodic post retirement benefit cost over the next eight years at the rate of $400 per year. The amortization period represents the average period of time over which an under-55 employee attains full eligibility for this post retirement benefit.

Net periodic post-retirement benefit cost for 1997 was $553 and was comprised of $133 of service cost and $420 of interest cost. Net periodic post-retirement benefit cost for 1996 was $513 and was comprised of $123 of service cost and $390 of interest cost.

The funded status of the plan is as follows:

                                                                                     ----------------------------------
                                                                                       July 31, 1996      July 31, 1997
                                                                                     ---------------    ---------------
Accumulated post-retirement benefit obligation
      Retirees...................................................................    $       (1,511)    $       (1,099)
      Fully eligible active plan participants....................................            (2,138)              (408)
      Other active participants..................................................            (1,672)              (310)
                                                                                     ---------------    ---------------
         Total...................................................................            (5,321)            (1,817)
      Unrecognized net gain......................................................               (19)              (737)
                                                                                     ---------------    ---------------
         Sub-total...............................................................            (5,340)            (2,554)
      Unrecognized prior service cost relating to negative plan amendment (see
         above)..................................................................                --             (3,200)
                                                                                     ---------------    ---------------
      Accrued Post retirement costs..............................................    $       (5,340)    $       (5,754)
                                                                                     ===============    ===============

The accumulated post-retirement benefit obligation was determined using an 8% discount rate for the years ended July 31, 1997 and 1996. The health care cost trend rate for medical benefits was assumed to be 8% for 1996, gradually declining until it reaches a constant annual rate of 5% in 2002. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1% increase in health care trend rate would increase the accumulated Post retirement benefit obligation by $943 and increase the service and interest components by $100 at July 31, 1997.

(d)   Savings Plans

Additionally, PST has a savings plan for all non-collective bargaining employees whereby PST will match each employee's contribution up to 2% of the employee's earnings. The savings plan is also made available to PST affiliates who bear their respective costs. Such contribution amounted to approximately $492 and $505 for the year ended July 31, 1997 and 1996, respectively.

Burlington employees who are covered under a collective bargaining agreement participate in the Pure Tech International, Inc. Savings and Investment Plan for Hourly Employees at Burlington, New Jersey. The Company will match each employee's contribution up to 50% of the contributions not in excess of 6% of the employee's compensation. Such contribution amounted to approximately $73 and $96 for the year ended July 31, 1997 and 1996, respectively.

15.   Segment Information

The Company operates in three industry segments: plastic products, plastic materials and recycling. The plastic products segment principally produces lawn and garden hose, medical tubing and specialty tubing and gaskets. The plastics materials segment principally produces recycled and general purpose plastics and medical grade vinyl compounds. The recycling segment consists of the operating of material recovery facilities and the recycling of plastics and some aluminum. The plastic products segment has operations in the United States, Europe and Canada (Canadian operations commencing in 1996, which are included in the domestic amounts below). The plastic materials and recycling segments operate principally in the United States.

Financial information concerning the Company's business segments and the geographic areas in which it operates is as follows:

                                           -----------------------------------
                                                  Years ended July 31,
                                           -----------------------------------
                                                1995         1996         1997
                                           ---------    ---------    ---------
Net Sales:
  Plastic Products:
      Domestic.........................    $      --    $ 152,352    $ 149,083
      Europe...........................           --       34,158       35,300
  Plastic Material.....................           --      142,314      154,064
  Recycling............................       30,189       34,248       18,681
  Corporate & elimination..............           --      (36,728)     (41,794)
                                           ---------    ---------    ---------
        Total Net Sales................    $  30,189    $ 326,344    $ 315,334
                                           =========    =========    =========
Operating Income (Loss):
  Plastic Products:
      Domestic.........................    $      --    $  19,366    $  21,822
      Europe...........................           --        6,375        8,276
  Plastic Material.....................           --        5,907        6,533
  Recycling............................        1,020       (5,088)        (197)
  Corporate & elimination..............       (7,304)      (5,692)      (9,817)
                                           ---------    ---------    ---------
        Total Operating Income
           (Loss)......................    $  (6,284)   $  20,868    $  26,617
                                           =========    =========    =========
Depreciation and Amortization:
  Plastic Products:
      Domestic.........................    $      --    $   4,622    $   4,998
      Europe...........................           --        1,496        1,641
  Plastic Material.....................           --        3,589        3,123
  Recycling............................        2,473        1,263        1,101
  Corporate & elimination..............          388        2,457        2,917
                                           ---------    ---------    ---------
        Total Depreciation & Amortization  $   2,861    $  13,427    $  13,780
                                           =========    =========    =========
Capital Expenditures:
  Plastic Products:
      Domestic.........................    $      --    $   2,440    $   2,553
      Europe...........................           --        3,804        1,852
  Plastic Material.....................           --        1,726        9,502
  Recycling............................        2,727          916          717
  Corporate and discontinued operations          216        1,623          451
                                           ---------    ---------    ---------
        Total Capital Expenditures.....    $   2,943    $  10,509    $  15,075
                                           =========    =========    =========
Identifiable Assets:
  Plastic Products:
      Domestic.........................    $ 134,147    $ 135,095    $ 145,150
      Europe...........................       36,667       37,907       36,760
  Plastic Material.....................       73,708       85,900      103,998
  Recycling............................       27,998       19,520       10,186
  Corporate and discontinued operations       17,601       18,268       15,729
                                           ---------    ---------    ---------
        Total Identifiable Assets......    $ 290,121    $ 296,690    $ 311,823
                                           =========    =========    =========

Operating income (loss) is total sales less cost of goods sold and operating expenses of each segment before deductions for general corporate expenses not directly related to an individual segment. In computing operating income
(loss), none of the following items have been added or deducted: interest expense, income taxes (benefit) and loss from discontinued operations. Identifiable assets by industry are those assets that are used in the Company's operation in each industry segment, including assigned value of goodwill. Corporate identifiable assets consist primarily of cash, prepaid expenses, fixed assets and deferred debt costs offset by the elimination of intersegment profit in ending inventories.

16.   Fourth Quarter Adjustments

During the fourth quarter of 1997, the Company recorded certain adjustments aggregating $1,200. The Company recorded additional inventory of approximately $1,800 based on the results of a book to physical reconciliation.
Additionally, the Company recorded a charge of approximately $600 as the result of reconciling intercompany accounts. It cannot be specifically determined to which quarters in the year these amounts relate.

Additionally, during the fourth quarter of 1997, the Company recorded certain adjustments aggregating $3,158. These adjustments relate to the write-off of licenses and a supply agreement ($920), the reversal of a portion of the Dalen litigation reserve ($2,000), the recording of the Circuit Chemistry settlement ($1,988), and the loss on disposal of Styrex ($2,250).

During the fourth quarter of 1996, the Company recorded certain adjustments aggregating approximately $7,194. These adjustments related to the shut down of the Springfield location ($4,236), losses recorded in connection with equity investments ($1,188), the final exit of the Ozite Mfg. location ($570) and the decision to dispose of the MCR operations ($400). In addition to the above, certain adjustments were recorded at Burlington in the fourth quarter ($800) that related to operations throughout the year. It cannot be specifically determined what quarters in the year these amounts relate to.

During the fourth quarter of 1995, the Company recorded certain adjustments aggregating approximately $11,110. These adjustments were related to the write-off of obsolete equipment ($4,617) and the write-off of intangibles ($6,493). The write-off of intangibles included $3,707 related to Styrex.

17.   Discontinued Operations

The following table summarizes the loss from operations and disposal of discontinued operations of the Company for the years ended July 31, 1997, 1996 and 1995:

                                                                     1995           1996          1997
                                                              -----------    -----------   -----------
Glass operations(1)
      Loss from discontinued operations...................    $       --     $       --    $       --
      Loss on disposal from discontinued operations.......        (4,809)            --            --
                                                              -----------    -----------   -----------
                                                              $   (4,809)    $       --    $       --
                                                              ===========    ===========   ===========
Ozite Manufacturing(2)
      Loss from discontinued operations...................    $       --     $     (979)   $       --
      Loss on disposal from discontinued operations.......            --         (2,241)         (672)
                                                              -----------    -----------   -----------
                                                              $       --     $   (3,220)   $     (672)
                                                              ===========    ===========   ===========
Injection molding operations (Styrex)(3)
      Loss from discontinued operations...................    $   (4,580)    $     (546)    $  (1,226)
      Loss on disposal from discontinued operations.......            --             --        (2,250)
                                                              -----------    -----------   -----------
                                                              $   (4,580)    $     (546)    $  (3,476)
                                                              ===========    ===========   ===========
Circuit Chemistry(4)
      Loss from discontinued operations...................            --             --            --
      Loss on disposal from discontinued operations.......            --             --        (1,988)
                                                              -----------    -----------   -----------
                                                              $       --     $       --     $  (1,988)
                                                              ===========    ===========   ===========
Dalen(5)
      Loss from discontinued operations...................            --             --            --
      Gain on disposal from discontinued operations.......            --             --         2,000
                                                              -----------    -----------   -----------
                                                              $       --     $       --     $   2,000
                                                              ===========    ===========   ===========
Total discontinued operations
      Loss from discontinued operations...................    $   (4,580)    $   (1,525)    $  (1,226)
      Loss on disposal from discontinued operations.......        (4,809)        (2,241)       (2,910)
                                                              -----------    -----------   -----------
                                                              $   (9,389)    $   (3,766)    $  (4,136)
                                                              ===========    ===========   ===========

------------
(1) Glass operations

    During 1994 and 1995, the Company discontinued and arranged for the disposal of its various glass, metal, and material recovery facility ("MRF") operations. In April 1995, the Company leased its Newark, New Jersey glass processing and MRF facilities to Automated Recycling Technologies, Inc. ("ARTS") for an initial period of two years. At the conclusion of the initial two-year period, ARTS had the right, to extend at its option, the lease agreement for eight consecutive one-year periods. ARTS exercised that right and extended the lease at the Newark glass processing operation, while vacating the MRF facility.
    The Company has accrued $1,216 and $1,660 for various liabilities related to these operations at July 31, 1997 and 1996, respectively. These reserves are included in accrued plant closing and disposal costs in current liabilities and long-term debt. These liabilities relate primarily to rent, clean-up costs, and mortgage and equipment financing loans.

(2) Ozite Manufacturing

    On December 21, 1995, PST entered into an Asset Purchase Agreement with Foss Manufacturing Company, Inc. ("Foss") for the sale of certain assets of PST's Ozite Manufacturing Division ("Ozite Mfg.") in Libertyville, Illinois to Foss as of January 31, 1996. Under the terms of this agreement, Foss purchased Ozite Mfg's accounts receivable and inventory, net of reserves, as well as certain prepaid expenses, trade names, trademarks, and patents for approximately $3,025, which was received by PST on February 12, 1996. Furthermore, the agreement provided for the company to receive a minimum of $450 for all of its machinery and equipment at the facility. During the fourth quarter of fiscal 1996, adjustments were made to increase by $570 the estimated loss on disposal recorded in the second quarter due to the final shut down of these facilities.

    Accordingly, the Ozite Mfg. operations have been reflected as discontinued operations in the statement of operations for all periods presented. Net sales generated from these operations amounted to $4,882 and $11,714 for the years ended July 31, 1996 and 1995, respectively. During fiscal 1997, the Company settled certain litigation related to Ozite Mfg. (see Note 20(b)). These settlements resulted in charges of $672. Certain litigation remains ongoing, however management believes any potential exposure to the Company is covered by insurance.

(3) Styrex

    Styrex Industries, Inc. ("Styrex") was a wholly owned subsidiary of the Company engaged in thermoplastic and injection molding operations. In August 1997, the operations of Styrex were sold. In connection therewith, the Company recorded a loss on disposal of $2,250. Accordingly, operating results for Styrex have been shown as a discontinued operation within the consolidated statement of operations for the years 1997, 1996 and 1995. Net sales for this operation were $14,767, $17,979 and $21,713 for the years ended July 31, 1997, 1996 and 1995, respectively. The net loss for this operation of $1,226 for this operation for fiscal 1997 was also included within discontinued operations. In addition, the net assets for Styrex of $270 have been included in other current assets on the consolidated balance sheet at July 31, 1997. The measurement date for this discontinued operation is April 30, 1997. In August 1997, the operations of Styrex were sold for cash. The Company has accrued $656 for various liabilities related to the closing of this operation, which are included in accrued expenses.

(4) Relates to K&B Liquidating Corp. Lawsuit (see Note 20).

(5) Relates to reduction of accrued expenses for Dalen lawsuit (see Note 20).


18.   Subsequent Events

In August 1997, the operations of Styrex were sold and the operating results of Styrex for fiscal 1997 were included within discontinued operations (see
Note 17). Accordingly, results for fiscal 1996 and 1995 were also reclassed to discontinued operations.

In September 1997, Burlington Resins, Inc. settled a lawsuit it had filed against OxyChem. The result of this settlement was to reduce goodwill at Burlington by $1,476. (See Note 1).

In October 1997, PST settled a lawsuit pertaining to Circuit Chemistry, and Ozite settled the Dalen litigation. The impact of both settlements was accounted for as adjustments to previously recorded discontinued operations (see Notes 20(b) and Note 17).

On November 11, 1997, the Company announced that it had signed an Agreement and Plan of Merger ("Agreement") with Tekni-Plex, Inc., ("Tekni-Plex") a privately-owned company, pursuant to which the Company would, through a merger ("Merger") become a wholly-owned subsidiary of Tekni-Plex. The Agreement provides that the owner of each share of common stock of the Company would receive $3.50 in cash for that share in the Merger. The Agreement and the Merger will be submitted to the shareholders of the Company for approval at the Company's annual shareholders' meeting expected to be held in January 1998. The Agreement and the Merger have been unanimously approved, and recommended to shareholders for adoption, by the Company's Board of Directors. Officers and directors of the Company owning approximately 10% of the outstanding common stock of the Company have agreed to vote their shares in favor of the Merger.

The Agreement contains a number of conditions which must be satisfied in order for the Merger to occur, including the successful completion of a consent solicitation and tender offer for PST's 11.25% Senior Secured Notes due 2003, the receipt of all necessary governmental and regulatory approvals, and the absence of any changes occurring prior to the closing date which would have a material adverse significance with respect to the value of the Company and its subsidiaries, taken as a whole.

The Agreement also requires that the outstanding minority common shareholders' interest in PST be eliminated, either through purchase or a short-form merger procedure under Delaware law, not later than immediately prior to completion of the Merger, at a price of $7.00 per share of PST common stock.

The Merger is further subject to the receipt by Tekni-Plex of sufficient financing to pay for the Company shares, purchase the PST Notes tendered in the tender offer, and fund all other cash requirements of the Merger. Tekni-Plex has received commitments from Morgan Guaranty Trust Company of New York to provide senior bank financing and subordinated bridge loans in an aggregate amount which the parties believe will be sufficient to complete the Merger, subject to a number of conditions.

The Agreement is terminable by Tekni-Plex, the Company, or either of them under certain circumstances. In the event the Agreement is terminated because the Company's Board of Directors withdraws or materially modifies its approval or recommendation of the Merger or the Agreement or another person, entity or group acquires beneficial ownership of 50% or more of the outstanding shares of the Company's Common Stock, the Company is obligated to pay a fee of $10 million to Tekni-Plex and to reimburse Tekni-Plex for up to $5 million of its expenses in connection with the Agreement and related transactions. The Company expects the Merger to be completed in February 1998, but cannot assure that all of the conditions to the Merger will be satisfied.

Concurrently with execution of the Merger Agreement, Tekni-Plex purchased a Convertible Note issued by PureTec in the amount of $5 million. The loan will assist PureTec and PST in meeting expected cash requirements in the period prior to completion of the Merger. The Convertible Note bears interest at 13% and is convertible at any time following the 60th day after any termination of the Agreement into a number of shares of Common Stock sufficient to retire the principal amount of the Note plus accrued interest or in any event at a base conversion rate of one share of Common Stock per $2.72 of obligations owed under the Note. The Company is required to file a registration statement with respect to the Common Stock issuable upon conversion promptly following a termination of the Merger Agreement. The Convertible Note matures on September 30, 1998. The Convertible Note is subject to prepayment by the Company in cash at any time, and contains covenants and events of default customary for a debt instrument of this type.

19.   Fair Value of Financial Instruments and Concentration of Credit Risk

The estimated fair value of cash and cash equivalents, accounts receivable, notes and interest receivable from officers, short-term borrowings, accounts payable and long-term debt, excluding those items discussed below, approximate those amounts reflected in the balance sheet based on pertinent information available to management. Management estimates the fair value of the Senior Secured Notes approximates $135,000 as these notes were trading at a price of approximately 108 at July 31, 1997. Management estimates the fair value of the OxyChem notes at July 31, 1997 approximates the carrying value.

In connection with the acquisition from OxyChem, Burlington entered into two separate supply agreements and one supply and license agreement with OxyChem to supply certain critical components and chemicals utilized in production of the Company's products. These agreements extend for varying periods of time and each contain specified purchase prices and minimum purchase requirements for such materials. Burlington is entitled to search for new suppliers for these components, but is required to allow OxyChem to requote the price of the components if the price quote obtained in the market is more favorable to Burlington. Management believes that other suppliers could provide similar components to Burlington on comparable terms. During the years ended July 31, 1997 and 1996, Burlington purchased approximately $20,800 and $18,000, respectively of products from OxyChem under such agreements. Amounts due to OxyChem at July 31, 1997 and 1996 amounted to approximately $5,300 and $2,700, respectively. In addition, Burlington recorded sales to OxyChem in the year ended July 31, 1997 and 1996 of approximately $1,200 and $1,000, respectively.

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Although credit risk related to the Company's trade receivables is limited due to the large number of customers in differing industries and geographic areas, sales to one customer accounted for approximately 12.7%, 16.9% and 19.8% of the Company's net sales for the years ended July 31, 1997, 1996 and 1995, respectively.

20.   Commitments and Contingencies

(a)   Leases

The Company leases certain facilities under non-cancelable operating leases expiring through the year 2020. The Company is responsible for all taxes, insurance and maintenance on the facilities.

Rent expense from continuing operations under operating leases approximated $4,479, $5,250 and $1,855 for the years ended July 31, 1997, 1996 and 1995, respectively. Included in rent expense for each year is approximately $150, attributable to a lease from a related party.

A summary of the future minimum lease payments for continuing operations is as follows:

Years Ending July 31,
---------------------
1998........................................    $    4,719
1999........................................         4,344
2000........................................         4,112
2001........................................         3,932
2002........................................         3,302
Thereafter..................................         3,735
                                                ----------
                                                $   24,144
                                                ==========


(b)   Litigation

On February 18, 1993, the Ware Chemical Co. ("Ware Chemical"), a former PST subsidiary (now dormant) was served with a third party complaint in the matter of United States v. Davis ("Davis"). In Davis, the United States has alleged that certain private entities are liable, pursuant to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), for cleanup costs that have been incurred, and will be incurred in the future, with respect to the remediation of the Davis Landfill site in Rhode Island. Ware Chemical was owned by Dart Industries (now Kraft, Inc.) during the time in question (1975 -- 1977), and Kraft has agreed to assume all responsibility.

In June 1997, the Company filed suit against Occidental Chemical Corporation ("OxyChem"), alleging that certain post-retirement benefit liabilities were substantially understated when Burlington acquired the acquisition from OxyChem (see Note 1). In August 1997, the Company and OxyChem agreed to settle this litigation. Pursuant to the terms of the settlement agreement, the Company has agreed to release OxyChem from any claim related to this liability in exchange for OxyChem's agreement to settle a $4 million subordinated term loan including accrued interest ("seller financing") for $3 million. A portion of the settlement has been accounted for as an adjustment to the purchase price, with the offset recorded against goodwill, with the remainder adjusting accrued interest based upon the seller financing. This settlement was paid in the first quarter of fiscal 1998.

Ozite is also engaged in litigation in which it seeks damages from the former owner of Dalen, a discontinued segment of Ozite. In December 1987, Ozite commenced legal proceedings against the seller of Dalen, seeking monetary damages and other equitable relief from the seller for various misrepresentations made in its financial statements and other miscellaneous information presented on which Ozite elected to proceed with the purchase of such assets. The seller has counterclaimed for the enforcement of the seller's rights in the subject matter and for recovery of the balance of the purchase price in an amount approximately equal to $3,000 plus accrued interest, amounts claimed to be due under a consulting agreement, and punitive damages. Subsequent to July 31, 1997, the Dalen litigation has been settled. The impact of the settlement of the Dalen litigation has been reflected in the Company's net loss from discontinued operations as of July 31, 1997, as Ozite had previously reported the Dalen business which it had acquired as a discontinued operation in 1988. The settlement agreement with Dalen provided for Ozite to make two (2) payments of $500 each by October 15, 1997, and a payment for $2,250 by January 31, 1998. Interest accrues on the final payment of $2,250 from October 15, 1997, until it is paid at the rate of 8% per annum. If Ozite fails to make the payments required on October 15 and January 31, and such failure continues for 30 days after notice to Ozite, then following procedural steps, Ozite will be deemed to have confessed judgement on the amount due plus interest and the court will be free to pursue any available remedy in order to collect the amount due. Management believes that it has a number of alternatives available to finance the settlement payments to Dalen, and therefore it expects to be able to meet these final payment obligations by January 31, 1998. The Company has adjusted the previously established reserves for this litigation as the Company deems the settlement probable.

Pursuant to the terms of the Exchange Agreement and 7% Subordinated Notes, upon the settlement of the Dalen litigation in excess of defined amounts, the Company has the ability to reclaim Exchange and Escrow shares or to reduce principal payments due on the 7% Subordinated Notes (see Note 13(a)). The Dalen litigation was settled for approximately $2,800 in excess of the amount defined in the agreements. At October 31, 1997 the Company recorded the effect of the reduction of the principal amount of the 7% Subordinated Notes as a result of the final determination of the excess costs of the Dalen settlement. The principal amount of the 7% was reduced by $2,555, and unamortized discount was reduced by $1,235 for a net reduction in the carrying value of the 7% Subordinated Notes of $1,320. The Company also recorded a $1,320 reduction of goodwill at October 31, 1997. As a result of these reductions, the amortization expense and the interest expense recognized in connection with goodwill and the 7% Subordinated Note will be reduced in the future.

In January 1993 and 1994, the Company's Belgian subsidiary received income tax assessments aggregating approximately $2,114 (75,247,000 Belgian Francs) for the disallowance of certain foreign tax credits and investment losses claimed for the years ended July 31, 1990 and 1991. Additionally, in January 1995, the subsidiary received an income tax assessment of approximately $902 (32,083,000 Belgian Francs) for the year ended July 31, 1992. Although the future outcome of these matters are uncertain, the Company believes that its tax position was appropriate and that the assessments are without merit. Therefore, the Company has appealed and has not paid or accrued for the assessments. Based on the advice of legal counsel in Belgium, the Company believes that the assessment appeals will be accepted by the tax authorities in Belgium, although there can be no assurance whether or when such appeals will be accepted.

PureTec Plastics ("PTIP"), certain of its directors, three former directors and its President were defendants in a lawsuit brought in 1989 in New Jersey Superior Court and are currently defendants in a lawsuit brought in 1989 in New Jersey Superior Court by Frank Tammera, Sr., a stockholder and former officer and director of PTIP and Frank Tammera, Jr., a former officer of PTIP. Trial of the Frank Tammera, Sr. lawsuit commenced in April 1991 and concluded in 1995. In March 1996, the New Jersey Superior Court decided that PTIP did not have to reinstate Mr. Tammera, Sr., that his termination had been for cause, and in March 1996 a NJ Superior Court decided for PTIP on all matters except that PTIP was obligated to pay him only approximately $30 of indebtedness, which PTIP had acknowledged, and $14 in royalties. Final judgement in the Frank Tammera, Sr. suit was entered on June 6, 1996. In August 1996, Mr. Tammera, Sr. appealed the court's decision. The Frank Tammera, Jr. lawsuit and two similar lawsuits from Michael and Albert Tammera, have been stayed pending the resolution of the Frank Tammera, Sr. lawsuit.

In May 1992, PST and all of its directors as of 1988, as well as K and B Liquidating Corp. (a former subsidiary of PST which is being liquidated) were named in two lawsuits filed in the Minnesota state courts. The plaintiffs are Douglass Hutchinson (since deceased) and James Czaja, both of whom were former employees of a former subsidiary of PST, Circuit Chemistry Manufacturing Corp. ("Circuit Chemistry"). The suits alleged several causes of action, all of which center upon a claim that PST and/or other defendants did not adequately disclose sufficient information to the plaintiffs in connection with the acquisition from the plaintiffs by PST of their 20% equity interest in Circuit Chemistry, and the termination of their employment agreements. Subsequent to July 31, 1997, the cases brought by Czaja and Hutchinson have been settled by PST. Previously, management had expected these cases to be litigated, and management had expected that PST would win these cases. During fiscal 1997, PST filed for a summary judgement to dismiss all claims from Czaja and Hutchinson. This summary judgement motion was denied by the court. In light of the growing costs of litigation, and the remaining uncertainty of the outcome of a trial, management elected to settle these cases. The impact of the settlement of these cases is reflected in the Company's net loss from discontinued operations for the year ended July 31, 1997, as PST had previously reported Circuit Chemistry as a discontinued operation as of 1989. Total settlement payments to the plaintiffs in connection with this settlement are $1,725, which are accrued together with related legal costs at October 31, 1997.

During February 1994, the Company and certain officers were named in five lawsuits purporting to be class actions which essentially allege that the Company failed to previously adequately disclose facts which resulted in significant losses reported by the Company. The Company entered into a settlement of these suits, whereby the Company (i) issued 450,000 warrants to acquire the Company's common stock at an exercise price of $4.61 per share,
(ii) established an administration fund of $100 to cover the expenses and costs of administering the settlement and (iii) paid certain out-of-pocket costs not exceeding $50. The Company recorded $150 relating to items (ii) and
(iii) in the year ended July 31, 1995 and $100 in the year ended July 31, 1996, upon issuance of the warrants.

In the current year, litigation relating to Ozite Mfg. with MDC Wallcoverings and Ashley Alsip was settled. (See Note 17)

Additionally, the Company is party to certain other litigations and environmental proceedings in the ordinary course of business, none of which it believes are likely to have a material adverse effect on its financial position or results of operations.

(c)   Employment Agreements

The following summarizes, in the aggregate, minimum annual salary and consulting fees that are due under various agreements:

                                                    Minimum
Years Ending July 31,                            Commitment
---------------------                          ------------
1998.......................................    $        453
1999.......................................             175
2000.......................................              22

(d)   Letters of Credit

As of July 31, 1997, PST had available letters of credit of up to $1,000 from the CLC, of which $353 was outstanding.

(e)   Bonuses

Under the terms of the Asset Transfer Agreement with OxyChem, the Company is required to pay annual bonuses to salaried employees still employed by the Company through fiscal year 1998. For the years ended July 31, 1997 and 1996 these payments amounted to approximately $152 and $157, respectively.



                       INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Plastic Specialties and Technologies, Inc.
Ridgefield, New Jersey

We have audited the accompanying consolidated statements of operations, stockholders' deficit, and cash flows of Plastic Specialties and Technologies, Inc. (the "Company") for the year ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended July 31, 1995, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
November 13, 1997



        PLASTIC SPECIALTIES AND TECHNOLOGIES, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENT OF OPERATIONS
               (Dollars in thousands, except per share data)

                                                                                            ------------------
                                                                                              Year ended July
                                                                                                     31, 1995
                                                                                            ------------------
Net Sales.................................................................................  $     221,190
Costs and Expenses:
      Cost of goods sold..................................................................        171,194
      Selling, general and administrative.................................................         26,673
      Research and development............................................................            872
      Amortization of intangible assets...................................................          1,369
                                                                                            -------------
                                                                                                  200,108
                                                                                            -------------
Income From Operations....................................................................         21,082
                                                                                            -------------
Other Expense (Income):
      Interest expense....................................................................         17,033
      Debt issuance cost and discount amortization........................................            785
      Foreign exchange (gain) loss........................................................            116
      Other, net..........................................................................            145
                                                                                            -------------
                                                                                                   18,079
                                                                                            -------------
Income From Continuing Operations Before Income Taxes.....................................          3,003
      Provision for income taxes..........................................................          1,807
                                                                                            -------------
Income From Continuing Operations.........................................................          1,196
                                                                                            -------------
Discontinued Operations:
      Loss from discontinued operations (net of tax benefit $440 in 1995).................         (1,294)
                                                                                            -------------
Net Income (Loss).........................................................................  $         (98)
                                                                                            =============
Income (Loss) Per Common Share:
      Income from continuing operations...................................................  $        0.14
      Loss from discontinued operations...................................................  $       (0.15)
                                                                                            -------------
      Net income (loss) per common share..................................................  $       (0.01)
                                                                                            =============
Weighted Average Number of Common Shares Outstanding......................................      8,319,833
                                                                                            =============

              See notes to consolidated financial statements.


        PLASTIC SPECIALTIES AND TECHNOLOGIES, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                          (Dollars in thousands)

                            -----------------------------------------------------------------------------------------------
                                                                                     Receivable                  Cumulative
                                                                    Receivable    from Officer,                     Foreign
                                      Additional                          from        Including      Minimum       Currency
                            Common       Paid-In    Accumulated       Majority          Accrued      Pension    Translation
                             Stock       Capital        Deficit    Stockholder         Interest    Liability     Adjustment
                            -------   ----------    -----------    -----------    -------------    ---------    -----------
Balance, July 31, 1994....  $   83    $   12,107    $  (16,950)    $   (3,553)    $    (717)                    $     153
   Net loss...............      --            --           (98)            --            --             --             --
   Foreign currency
      translation
      adjustment..........      --            --             --            --            --             --            781
   Minimum pension
      liability...........      --            --             --            --            --           (250)            --
   Increase in receivable       --            --             --           300            --             --             --
      from majority
      stockholder.........
                            ======    ==========    ===========    ==========     =========        =======      =========
Balance, July 31, 1995..    $   83    $       --    $   667,000    $   (3,853)    $    (717)       $  (250)     $     934
                            ======    ==========    ===========    ==========     =========        =======      =========

              See notes to consolidated financial statements.


       PLASTIC SPECIALITIES AND TECHNOLOGIES, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                          (Dollars in thousands)

                                                                                                        -------------
                                                                                                           Year Ended
                                                                                                        July 31, 1995
                                                                                                        -------------
Net Cash Flows From Operating Activities:
Income from continuing operations...................................................................... $      1,196
   Adjustment to reconcile net income to net cash used in operating activities from continuing operations:
      Amortization.....................................................................................        2,148
      Depreciation.....................................................................................        5,134
      Deferred income taxes............................................................................          455
      Provision for losses on accounts receivable and other reserves...................................        1,081
      Changes in assets and liabilities:
      (Increase) decrease in assets:
        Accounts receivable............................................................................       (2,535)
        Inventories....................................................................................      (15,411)
        Prepaid expenses and other current assets......................................................         (801)
        Other assets...................................................................................          (25)
        Notes and interest receivable from officers....................................................          (15)
      Increase (decrease) in liabilities:
        Accounts payable, other current liabilities, accrued interest, current deferred taxes and
         current portion of long-term debt.............................................................          (37)
        Other long-term liabilities....................................................................          166
                                                                                                        ------------
      Net cash (used in) provided by operating activities from continuing operations...................         (864)
                                                                                                        ------------
      Loss from discontinued operations................................................................       (1,294)
                                                                                                        ------------
      Net cash used in operating activities from discontinued operations...............................       (1,294)
                                                                                                        ------------
          Net cash (used in) provided by operating activities..........................................       (9,938)
                                                                                                        ------------
Cash Flows From Investing Activities:
      Capital expenditures.............................................................................       (7,251)
                                                                                                        ------------
          Net cash used in investing activities........................................................       (7,251)
                                                                                                        ------------
Cash Flows From Financing Activities:
      Borrowing (repayments) under revolving credit facility and short-term borrowing, net.............       19,478
      Proceeds of term loans...........................................................................       (1,185)
      Advances to majority stockholders--Ozite Corporation.............................................         (300)
                                                                                                        ------------
          Net cash provided by (used in) financing activities..........................................       17,993
Effect of exchange rate changes on cash................................................................         (360)
                                                                                                        ------------
Net increase in cash and cash equivalents..............................................................          444
Cash and cash equivalents, beginning of the period.....................................................        4,297
                                                                                                        ------------
Cash and cash equivalents, end of period............................................................... $      4,741
                                                                                                        ============
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
      Interest......................................................................................... $     17,068
      Income taxes.....................................................................................        1,442
Non-cash financing transaction:
      Changes in minimum pension liability.............................................................         (250)

              See notes to consolidated financial statements.


        PLASTIC SPECIALTIES AND TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands, except per share amounts)

1.    Organization

Plastic Specialties and Technologies Inc.'s ("PST" or the "Company") principal businesses are the manufacturing of garden hose, specialty plastic compounds and fabricated precision plastic components for niche consumer and industrial markets, and the recycling of plastics. PST services its markets through its network of 20 manufacturing facilities, located in key points throughout the United States, with three locations in Europe and one in Canada.

The Company was formed in 1984 by its senior management to acquire the plastic specialty sector of Dart & Kraft through a leveraged buy out. PST Holdings, Inc. ("Holdings") was incorporated in March 1987 as a wholly-owned subsidiary of Sage Group, Inc. ("Sage") for the purpose of acquiring PST. On August 24, 1990, Sage was merged with and into Ozite Corporation ("Ozite") with Ozite being the surviving corporation. On October 29, 1993, Holdings was merged with and into PST with PST surviving the merger (the "PST Merger"). Ozite merged with PureTec Corporation ("PureTec"), formerly known as Pure Tech International, Inc., at the close of business on July 31, 1995 (the "Merger").

2.    Summary of Significant Accounting Policies

(a)   Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(b)   Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, commercial paper, time deposits, and cash on hand. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

(c)   Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

(d)   Goodwill

Goodwill is being amortized on a straight-line basis over the periods expected to be benefitted, which is estimated to be 40 years. Goodwill resulted from acquisitions which occurred prior to 1990.

The Company continually assesses the recoverability of its intangible assets by determining whether the amortization of the goodwill over its remaining useful life can be recovered through projected undiscounted future cash flows. The amount of goodwill impairment, if any, is measured based on projected undiscounted future cash flows in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of). Based on the Company's projected results of operations over the remaining useful life, management believes that there has not been an impairment in the value of the goodwill.

(e)   Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated by the straight-line method over the estimated useful lives of the related assets. Repairs and maintenance are charged to expense as incurred. Depreciation is computed on the straight-line method over the following estimated useful lives: buildings and improvements, 20 years; furniture and fixtures, 10 years; machinery and equipment, 10 years; and leasehold improvements, the lesser of the term of the lease, including renewal options, or the useful life of the asset (See Note 4). Costs of the construction of certain long-term assets include capitalized interest which is amortized over the estimated useful life of the related asset.

In the event that facts and circumstances indicate that the cost of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated fair value associated with the asset would be compared to the assets carrying amount to determine if a write-down to fair value is required.

(f)   Deferred Financing Costs

The financing costs incurred in securing debt have been deferred and are being amortized over the life of the related debt.

(g)   Income Taxes

For fiscal year 1995 and prior, PST and Ozite were parties to a tax sharing agreement and filed a consolidated federal income tax return. The Company's foreign subsidiaries file separate foreign income tax returns.

The Company files a consolidated federal tax return including all of its qualifying domestic subsidiaries. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(h)   Revenue Recognition

The Company recognizes revenue when goods are shipped to customers. The Company provides for returned goods and volume rebates on an estimated basis.

(i)   Income (Loss) Per Common Share

Income (loss) per common and common equivalent share is computed based upon the weighted-average number of shares outstanding during the period. Net loss per common share is based upon the weighted-average number of shares outstanding, as there are no common share equivalents outstanding. Primary earnings per share and fully diluted earnings per share are the same for all periods presented.

In February 1997, the Financial Accounting Standards Board ("FASB" issued SFAS No. 128, "Earnings Per Share"). This new standard, which supersedes APB Opinion No. 15, requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the income statement and a reconciliation of the income available to common stockholders and weighted-average shares of the basic EPS computation to the income available to common stockholders and weighted average shares plus dilutive potential common shares of the diluted EPS computation. The objective of the statement is to make the computation more comparable with international accounting standards. SFAS 128 is effective for periods ending after December 15, 1997 (the Company's 1998 fiscal year). SFAS No. 128 will require the Company to restate amounts previously reported as EPS to comply with the new pronouncement. Had SFAS No. 128 been in effect for the year ended July 31, 1995, reported EPS would not have been different from that reported under APB Opinion No. 15.

(j)   Other Recent Accounting Pronouncements

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, (Disclosure of Information about Capital Structure) ("SFAS 129"). SFAS 129 requires companies to disclose descriptive information about securities and information about the liquidation preferences of preferred stock and redeemable stock. SFAS 129 is effective for financial statements for periods ending after December 15, 1997 (the Company's fiscal 1998 year).

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, (Reporting Comprehensive Income) ("SFAS 130"). SFAS 130 requires companies to display, with the same prominence as other financial statements, the components of other comprehensive income. SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS 130 is effective for fiscal years beginning after December 15, 1997 (the Company's 1999 fiscal year). Reclassification of financial statements for earlier periods provided for comparative purposes is required.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, (Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 requires that an enterprise disclose certain information about operating segments. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 (the Company's 1999 fiscal year).

The Company has not determined the impact, if any, on the financial statements of adopting these pronouncements.

(k)   Receivable from Majority Stockholder--Ozite Corporation

Due from majority stockholder is comprised of $3,253 of expenditures paid by the Company on behalf of a predecessor of Ozite in connection with the acquisition of PST in fiscal 1987 and $300 of cash advances in both fiscal 1995 and 1994. The outstanding balance is due on demand and is non-interest bearing.

(l)   Foreign Subsidiaries

The Company translates financial statements denominated in foreign currency by translating balance sheet accounts at the end of the period exchange rate and statement of operations accounts at the average exchange rate for the period. Translation gains and losses are recorded in stockholders' equity, and transaction gains and losses are reflected in income.

(m)   Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. No costs relating to existing conditions caused by past operations were incurred by the Company during the period ended July 31, 1995.

Reserves for estimated costs are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost sharing arrangements.

(n)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.    Investments in Affiliates and Certain Related Party Transactions

The Company acquired from Bagcraft Corporation of America (Bagcraft) a $5,000 subordinated note bearing interest at a rate of 13 1/2% per annum and 50,000 shares of 13 1/2% cumulative redeemable preferred stock with a liquidation preference of $5,000 in Bagcraft for $10,000 in 1987. Bagcraft is a wholly-owned subsidiary of BCA Holdings, Inc. (ABCA) and BCA is wholly-owned subsidiary of Artra Group, Inc. (Artra) an affiliated company. In March 1993, the Company received 675 shares of BCA Preferred Stock having a liquidation preference equal to the amount of interest due for the period from December 1, 1991 to November 30, 1992 ($675 in the aggregate) in lieu of receipt of payment of interest from Bagcraft for such period.

In July 1993, the Company recorded an impairment of its investment in Bagcraft by establishing a valuation reserve to write-off the $10,000 carrying value of such investment as the Company was unable to determine, with reasonable certainty, whether or when it would realize its investment in Bagcraft. On December 28, 1993, PST received from Bagcraft $5,000 in cash and 3,000 shares of BCA preferred stock as payment in full for the $5,000 subordinated note and unpaid interest due from Bagcraft totaling $3,094, respectively. In 1994, the Company recorded a $5,000 gain for the recovery of its investment in the Bagcraft subordinated note. The interest due from Bagcraft had been fully reserved and interest income was not recorded for the receipt of the BCA preferred stock as such stock is not freely transferable. The cash received was used to pay a portion of the PST dividend declared.

PST held 772,000 Artra Common Shares, which were accounted for on the equity method (see 5a. above). Through the Company's recording of its share of the net losses of Artra and other related items, the carrying value of the investment in the Artra Common Shares had been reduced to zero.

In connection with the Merger (see Note 1), on July 13, 1995, PST declared a dividend of the 772,000 Artra Common Shares and 3,675 shares of BCA preferred stock to all stockholders of record as of July 31, 1995. Based on this declaration, 638,444 shares of Artra common stock and 3,039.23 shares of BCA preferred stock have been transferred to Ozite. The Company is in the process of transferring 133,556 shares of Artra common stock and 635.77 shares of BCA preferred stock to the minority stockholders that existed at the date of declaration.

PST is due $1,089 from Ozite relating to a tax sharing agreement. The Company has fully reserved for this receivable from Ozite due to Ozite's current inability to settle this obligation.

The notes and interest receivable from officers are due on demand and bear interest at rates generally ranging from 75% of the prime rate to the prime rate of interest. The notes receivable relate primarily to the purchase of common and preferred stock of the predecessor of Ozite by several officers, unreimbursed moving expenses and a personal loan.

4.    Short-Term Borrowings

Revolving Credit Advances:

On December 30, 1992, PST entered into a $50,000 Senior Loan Agreement (the "Agreement") with a commercial lending company (CLC). The Agreement contains covenants, the most restrictive of which are maintenance of certain financial ratios, prohibition of the occurrence of additional indebtedness, the payment of dividends, certain related party transactions and limitations on capital expenditures. Borrowings under the Agreement are secured by substantially all the domestic current assets of PST. Additionally, the CLC has a security interest in PST' s intangible assets, and this security interest ranks pari passu with the security interest of the Senior Secured Notes in PST's intangible assets. Revolving credit advances under the Agreement are based on eligible receivables and inventory.

Effective February 14, 1995, PST amended this Agreement with the CLC (the "Amended Agreement"). The Amended Agreement also provides that outstanding revolving credit advances shall not exceed $8,000 for 30 consecutive days during the period from July 1 to September 30 for each year. Furthermore, the Amended Agreement provides that domestic capital expenditures are limited to $6,600 per year.

At July 31, 1995, the Company was not in compliance with certain of the covenants of the Agreement, including the requirement to reduce borrowing to $20 million and the limitation on capital expenditures. The CLC has provided a waiver of this non-compliance as of July 31, 1995.

5.    Long-Term Debt

                                                                                                          ---------------
                                                                                                            July 31, 1995
                                                                                                          ---------------
11  1/4% Senior Secured Notes due December 1, 2003(1).................................................    $       125,000
9.25% Foreign Term Loan payable in Belgian Francs, with quarterly interest payments, eight semi-annual principal payments of approximately $550 which commenced January 31, 1993 and a balloon payment of $693 due on January 31, 1997. The loan was secured by a pledge of
 working capital and a lien on certain fixed assets of the Company's foreign operations...............              2,012
                                                                                                          ---------------
                                                                                                                  127,012
Current Portion.......................................................................................              1,271
                                                                                                          ---------------
                                                                                                          $       125,741
                                                                                                          ===============

------------
(1) The Senior Secured Notes, which require semi-annual interest payments on June 1 and October 1, are senior secured obligations of PST, ranking pari passu in right of payment with all existing and future senior indebtedness of PST and senior to all subordinated indebtedness of PST, if any. The Senior Secured Notes are secured by substantially all real property, machinery, equipment, general intangibles and other intellectual property now owned or hereafter acquired by PST and by a pledge of all outstanding capital stock of Plastic Specialties and Technologies Investments, Inc., a wholly-owned subsidiary of PST. The indenture for the Senior Secured Notes contains covenants which restrict, among other matters, the ability of PST and its subsidiaries to incur additional indebtedness, pay dividends (except as described in the indenture), redeem capital stock, prepay subordinated indebtedness, create liens, dispose of certain assets, engage in sale and merger transactions, make contributions, loans or advances and enter into transactions with affiliates.

6.    Income Taxes

The provision for income taxes from continuing operations consists of the following:

                                                  ---------------
                                                       Year Ended
                                                    July 31, 1995
                                                  ---------------
Current Tax Provision (Benefit)
 Federal......................................    $         (900)
 Foreign......................................              2,252
 State........................................                 --
                                                  ---------------
                                                            1,352
                                                  ---------------
Deferred Provision
 Federal......................................                 --
                                                  ---------------
 Foreign......................................                455
Total.........................................    $         1,807
                                                  ===============

The following reconciles the provision for income taxes at the U.S. statutory rate to the provision for income taxes from continuing operations:

                                                                                             -------------
                                                                                                Year Ended
                                                                                             July 31, 1995
                                                                                             -------------
Computed tax provision at statutory rate..................................................    $       581
Difference in foreign income tax rates....................................................            397
Amortization of goodwill..................................................................            464
Losses not currently deductible, foreign -- 1997, domestic -- 1995........................          1,119
Reduction of previously provided taxes....................................................           (900)
Other nondeductible expenses..............................................................            146
                                                                                              -----------
                                                                                              $     1,807
                                                                                              ===========

Income (loss) from continuing operations before income taxes and extraordinary items relating to foreign and domestic operations are as follows:

                                          ---------------
                                               Year Ended
                                            July 31, 1995
                                          ---------------
United States.........................    $       (3,791)
Europe................................              6,794
                                          ---------------
                                          $         3,003
                                          ===============

In January 1993 and 1994, the Company's Belgian subsidiary received income tax assessments aggregating approximately $1,979 (75,247,000 Belgian Francs) for the disallowance of certain foreign tax credits and investment losses claimed for the years ended July 31, 1990 and 1991. Additionally, in January 1995, the subsidiary received an income tax assessment of approximately $843 (32,083,000 Belgian Francs) for the year ended July 31, 1992. Although the future outcome of these matters are uncertain, PST believes that its tax position was appropriate and that the assessments are without merit. Therefore, PST has appealed and has not paid or accrued for the assessments. Based on the advice of legal counsel in Belgium, PST believes that the assessment appeals will be accepted by the tax authorities in Belgium, although there can be no assurance whether or when such appeals will be accepted.

7.    Employee Benefit Plans

The Company maintains a noncontributory defined benefit pension plan which covers substantially all employees of PST not covered by a collective bargaining agreement, who have completed one year of service and are not participants in any other pension plan. The plan is also available to affiliates of PST who bear their respective costs for their covered employees.

The funding policy of the Company is to make contributions to the plan based on actuarial computations of the minimum required contribution for the plan year. The plans' assets are invested primarily in the Master Trust Fund of PST in accordance with the investment agreements of the plan.

Net pension costs consists of the following:

                                                          ---------------
                                                               Year Ended
                                                            July 31, 1995
                                                          ---------------
Service cost..........................................    $           486
Interest cost on projected benefit obligation.........                360
Actual return on plan assets..........................               (259)
Net amortization and deferrals........................               (131)
                                                          ---------------
                                                          $           456
                                                          ===============

The expected long-term rate of return on plan assets of the plan was 9% and the discount rate was 8% for the year ended July 31, 1995.

Additionally, PST has a savings plan for all non-collective bargaining employees whereby PST will match each employee's contribution up to 2% of the employee's earnings. The plan is also made available to PST affiliates who bear their respective costs. Such contribution amounted to approximately $504 for the year ended July 31, 1995.

The Company has made contributions to multi-employer pension plans in the amount of approximately $62 for the year ended July 31, 1995.

8.    Concentration of Credit Risk

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Although credit risk related to the Company's trade receivables is limited due to the credit standing of its largest customers and the diversity of the remaining customers, sales to one major nationwide retailer accounted for approximately 22.1% of the Company's net sales for the year ended July 31, 1995.

9.    Segment Information

The Company operates in three industry segments: plastic products, plastic materials and recycling. The plastic products segment principally produces lawn and garden hose, medical tubing and specialty tubing and gaskets. The plastics materials segment principally produces recycled and general purpose plastics and medical grade vinyl compounds. The recycling segment consists of the operating of material recovery facilities and the recycling of plastics and some aluminum. The plastic products segment has operations in the United States and Europe. The plastic materials and recycling segments operate principally in the United States.

                                                    ---------------
                                                         Year Ended
                                                      July 31, 1995
                                                    ---------------
Net Sales:
 Plastic Products:
   Domestic.....................................    $       130,215
   Europe.......................................             31,995
 Plastic Materials..............................             88,665
 Corporate & Eliminations.......................            (29,685)
                                                    ---------------
Total Net Sales.................................    $       221,190
                                                    ===============
Operating Income:
 Plastic Products:
   Domestic.....................................    $        15,046
   Europe.......................................              8,373
 Plastic Materials..............................              2,621
 Corporate & Eliminations.......................             (4,958)
                                                    ---------------
Total Operating Income..........................    $        21,082
                                                    ===============
Depreciation & Amortization:
 Plastic Products:
   Domestic.....................................    $         3,534
   Europe.......................................                875
 Plastic Materials..............................              1,676
 Corporate & Eliminations.......................              1,197
                                                    ---------------
Total Depreciation & Amortization...............    $         7,282
                                                    ===============
Capital Expenditures:
 Plastic Products:
   Domestic.....................................    $         3,778
   Europe.......................................              1,098
 Plastic Materials..............................              1,778
 Corporate & Eliminations.......................                597
                                                    ---------------
Total Capital Expenditures......................    $         7,251
                                                    ===============
Identifiable Assets:
 Plastic Products:
   Domestic.....................................    $       102,871
   Europe.......................................             24,621
 Plastic Materials..............................             40,027
 Corporate & Eliminations.......................             14,773
                                                    ---------------
Total Identifiable Assets.......................           $182,292
                                                    ===============

Operating income represents net sales less cost of goods sold and selling, general and administrative expenses of each segment before deductions for general corporate expenses not directly related to an individual segment and the elimination of intercompany profits principally due to Plastic Material sales to Plastic Products. In continuing operating income, none of the following items have been added or deducted: interest expense, income taxes, and loss from discontinued operations. Identifiable assets are those used in the operations of each segment, including an allocation of goodwill. Corporate identifiable assets consist primarily of cash, prepaid expenses, fixed assets and deferred debt costs offset by the elimination of intersegment profit in ending inventories.

10.   Discontinued Operations

On December 21, 1995, PST entered into an Asset Purchase Agreement (the "Agreement") with Foss Manufacturing Company, Inc. ("Foss") for the sale of certain assets of PST's Ozite Manufacturing Division ("Ozite Mfg.") in Libertyville, Illinois to Foss as of January 31, 1996. The Company had been exploring a relocation alternative until this unsolicited offer was accepted. Under the terms of the Agreement, Foss purchased Ozite Mfg.'s accounts receivable and inventory, net of reserves, as well as certain prepaid expenses, trade names, trademarks, and patents for approximately $3,025, which was received by PST on February 12, 1996. Furthermore, the Agreement provided for the Company to receive a minimum of $450 for all of its machinery and equipment at the facility.

Accordingly, the Ozite Mfg. operations have been reflected as discontinued operations in the statement of operations for all periods presented. Net sales generated from these operations amounted to $11,714 for the year ended July 31, 1995.

11.   Subsequent Event

On November 11, 1997, PureTec announced that it had signed an Agreement and Plan of Merger (Agreement) with Tekni-Plex, Inc., ("Tekni-Plex") a privately-owned company, pursuant to which PureTec would, through a merger ("Merger") become a wholly-owned subsidiary of Tekni-Plex. The Agreement provides that the owner of each share of common stock of PureTec would receive $3.50 in cash for that share in the Merger. The Agreement and the Merger will be submitted to the shareholders of PureTec for approval at PureTec's annual shareholders meeting expected to be held in January 1998. The Agreement and the Merger have been unanimously approved, and recommended to PureTec shareholders for adoption by PureTec's Board of Directors. Officers and directors of PureTec owning approximately 10% of the outstanding common stock of PureTec have agreed to vote their shares in favor of the Merger.

The Agreement contains a number of conditions which must be satisfied in order for the Merger to occur, including the successful completion of a consent solicitation and tender offer for PST's 11.25% Senior Secured Notes due 2003, the receipt of all necessary governmental and regulatory approvals, and the absence of any changes occurring prior to the closing date which would have a material adverse significance with respect to the value of PureTec and its subsidiaries, taken as a whole.

The Agreement also requires that the outstanding minority common shareholders' interest in PST be eliminated, either through purchase or a short-form merger procedure under Delaware law, not later than immediately prior to completion of the Merger, at a price of $7.00 per share of PST common stock.

The Merger is further subject to the receipt by Tekni-Plex of sufficient financing to pay for PureTec shares, purchase the PST Notes tendered in the tender offer, and fund all other cash requirements of the Merger. Tekni-Plex has received commitments from Morgan Guaranty Trust Company of New York to provide senior bank financing and subordinated bridge loans in an aggregate amount which the parties believe will be sufficient to complete the Merger, subject to a number of conditions.

The Agreement is terminable by Tekni-Plex, PureTec, or either of them under certain circumstances. In the event the Agreement is terminated because PureTec's Board of Directors withdraws or materially modifies its approval or recommendation of the Merger or the Agreement or another person, entity or group acquires beneficial ownership of 50% or more of the outstanding shares of PureTec's Common Stock, the Company is obligated to pay a fee of $10 million to Tekni-Plex and to reimburse Tekni-Plex for up to $5 million of its expenses in connection with the Agreement and related transactions. PureTec expects the Merger to be completed in February 1998, but cannot assure that all of the conditions to the Merger will be satisfied.

Concurrently with execution of the Merger Agreement, Tekni-Plex purchased a Convertible Note issued by PureTec in the amount of $5 million. The loan will assist PureTec and PST in meeting expected cash requirements in the period prior to completion of the Merger. The Convertible Note bears interest at 13% and is convertible at any time following the 60th day after any termination of the Agreement into a number of shares of PureTec Common Stock sufficient to retire the principal amount of the Note plus accrued interest or in any event at a base conversion rate of one share of Common Stock per $2.72 of obligations owed under the Note. PureTec is required to file a registration statement with respect to the Common Stock issuable upon conversion promptly following a termination of the Merger Agreement. The Convertible Note matures on September 30, 1998. The Convertible Note is subject to prepayment by PureTec in cash at any time, and contains covenants and events of default customary for a debt instrument of this type.

12.   Commitments and Contingencies

(a)   Leases

The Company rents various warehouse, office and manufacturing facilities and certain equipment under lease agreement classified as operating leases. Rent expense was approximately $2,563 for the year ended July 31, 1995.

(b)   Litigation

On February 18, 1993, the Ware Chemical Co. ("Ware Chemical"), a former PST subsidiary (now dormant) was served with a third party complaint in the matter of United States v. Davis ("Davis"). In Davis, the United States has alleged that certain private entities are liable, pursuant to the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), for cleanup costs that have been incurred, and will be incurred in the future, with respect to the remediation of the Davis Landfill site in Rhode Island. Ware Chemical was owned by Dart Industries (now Kraft, Inc.) during the time in question (1975-1977), and Kraft has agreed to assume all responsibility.

In January 1993 and 1994, the Company's Belgian subsidiary received income tax assessments aggregating approximately $1,979 (75,247,000 Belgian Francs) for the disallowance of certain foreign tax credits and investment losses claimed for the years ended July 31, 1990 and 1991. Additionally, in January 1995, the subsidiary received an income tax assessment of approximately $843 (32,083,000 Belgian Francs) for the year ended July 31, 1992. Although the future outcome of these matters are uncertain, the Company believes that its tax position was appropriate and that the assessments are without merit. Therefore, the Company has appealed and has not paid or accrued for the assessments. Based on the advice of legal counsel in Belgium, the Company believes that the assessment appeals will be accepted by the tax authorities in Belgium, although there can be no assurance whether or when such appeals will be accepted.

In May 1992, PST and all of its directors (as of 1988), as well as K&B Liquidating Corp. (a former subsidiary of PST which is being liquidated) were named in two lawsuits filed in the Minnesota state courts. The plaintiffs are Douglass Hutchinson (since deceased) and James Czaja, both of whom were former employees of a former subsidiary of PST, Circuit Chemistry Manufacturing Corp. ("Circuit Chemistry"). The suits alleged several causes of action, all of which center upon a claim that PST and/or other defendants did not adequately disclose sufficient information to the plaintiffs in connection with the acquisition from the plaintiffs by PST of their 20% equity interest in Circuit Chemistry, and the termination of their employment agreements. Subsequent to July 31, 1997, the cases brought by Czaja and Hutchinson have been settled by PST. Previously, management had expected these cases to be litigated, and management had expected that PST would win these cases. During fiscal 1997, PST filed for a summary judgement to dismiss all claims from Czaja and Hutchinson. This summary judgement motion was denied by the court. In light of the growing costs of litigation, and the remaining uncertainty of the outcome of a trial, management elected to settle these cases. The impact of the settlement of these cases is reflected in the Company's net loss from discontinued operations for the year ended July 31, 1997, as PST had previously reported Circuit Chemistry as a discontinued operation as of 1989. Total settlement payments to the plaintiffs in connection with this settlement are $1,725, which are accrued for at July 31, 1997.

In the current year, litigation relating to Ozite Mfg. with MDC Wallcoverings and Ashley Alsip was settled for $660 in the aggregate. The settlement of these cases is reflected in the Company's net loss from discontinued operations for the year ended July 31, 1997.

Additionally, the Company is party to certain other litigations and environmental proceedings in the ordinary course of business, none of which it believes are likely to have a material adverse effect on its financial position or results of operations.